As filed with the United States Securities and Exchange Commission on September 15, 2017.

Registration Statement No. 333-220289

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Nightstar Therapeutics plc

(Exact name of registrant as specified in its charter)

England and Wales	2836	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

215 Euston Road

London NW1 2BE

United Kingdom

Tel: +44 20 7611 2077

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cogency Global Inc.

10 East 40th Street 10th Floor

New York, New York 10016

+1 212 947 7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Divakar Gupta Marc A. Recht Brian F. Leaf Courtney T. Thorne Cooley LLP 1114 Avenue of the Americas New York, New York 10036 +1 212 479 6000	Ed Lukins Stephen Rosen Cooley (UK) LLP Dashwood 69 Old Broad Street London EC2M 1QS United Kingdom +44 20 7785 9355	Simon Amies James Gubbins Covington & Burling LLP 265 Strand London WC2R 1BH United Kingdom +44 20 7067 2000	Eric W. Blanchard Brian K. Rosenzweig Covington & Burling LLP The New York Times Building 620 Eighth Avenue New York, New York 10018 +1 212 841 1000

Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act.

Emerging growth company  ☑

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☑

†	The term “new or revised financial accounting standards” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)	AMOUNT OF REGISTRATION FEE (2)
Ordinary shares, nominal value £0.01 per share (3)(4)	$92,460,000	$10,717
(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of additional ordinary shares represented by American Depositary Shares, or ADSs, that the underwriters have the option to purchase.
(2)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price. Of this amount, $9,997 was previously paid on August 31, 2017.
(3)	These ordinary shares are represented by ADSs, each of which represents one ordinary share of the registrant.
(4)	ADSs issuable upon deposit of the ordinary shares registered hereby are being registered pursuant to a separate registration statement on Form F-6 (File No. 333-220343).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), shall determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 15, 2017

PRELIMINARY PROSPECTUS

5,360,000 American Depositary Shares

Representing 5,360,000 Ordinary Shares

We are offering 5,360,000 American Depositary Shares, or ADSs. Each ADS represents one ordinary share. The ADSs may be evidenced by American Depositary Receipts, or ADRs. This is our initial public offering of our ADSs. No public market has previously existed for our ADSs or ordinary shares.

The initial public offering price is expected to be between $13.00 and $15.00 per ADS. We have applied to list our ADSs on the NASDAQ Global Market under the symbol “NITE.”

Investing in our ADSs involves a high degree of risk. Before buying any ADSs, you should carefully read the discussion of material risks of investing in our ADSs in “Risk Factors” beginning on page 12 of this prospectus.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	PER ADS	TOTAL
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Nightstar Therapeutics, before expenses	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses. See “Underwriting.”

Certain of our existing investors, including investors affiliated with certain of our directors, have indicated an interest in purchasing up to an aggregate of $25.0 million in ADSs in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no ADSs in this offering to any of these investors, or any of these investors may determine to purchase more, fewer or no ADSs in this offering. The underwriters will receive the same underwriting discount on any ADSs purchased by these investors as they will on any other ADSs sold to the public in this offering.

Delivery of the ADSs is expected to be made on or about                     , 2017. We have granted the underwriters an option for a period of 30 days to purchase an additional 804,000 ADSs. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $            , and the total proceeds to us, before expenses, will be $            .

Jefferies	Leerink Partners	BMO Capital Markets

Wedbush PacGrow	Chardan

Prospectus dated                     , 2017

We are responsible for the information contained in this prospectus and any free writing prospectus we prepare or authorize. We have not, and the underwriters have not, authorized anyone to provide you with different information, and we and the underwriters take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell our ADSs in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or the sale of any ADSs.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus outside the United States.

We are incorporated under the laws of England and Wales and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

i

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates, projections and other information concerning our industry, our business, and the markets for our product candidates. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”

ABOUT THIS PROSPECTUS

On September 11, 2017, we completed the first step of the corporate reorganization described under the section titled “Corporate Reorganization,” pursuant to which NightstaRx Limited became a wholly owned subsidiary of Nightstar Therapeutics Limited, a recently formed holding company with nominal assets and liabilities, which has not conducted any operations prior to this offering other than a share exchange for the entire issued share capital of NightstaRx Limited and other actions incidental to the exchange and its incorporation. On September 15, 2017, as the second step in the corporate reorganization, Nightstar Therapeutics Limited re-registered as a public limited company and our name was changed from Nightstar Therapeutics Limited to Nightstar Therapeutics plc.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the terms “NightstaRx Limited,” “Nightstar Therapeutics Limited,” “Nightstar Therapeutics plc,” “the company,” “we,” “us” and “our” refer to (i) NightstaRx Limited and its wholly owned U.S. subsidiary prior to the acquisition of NightstaRx Limited by Nightstar Therapeutics Limited on September 11, 2017, (ii) Nightstar Therapeutics Limited and its subsidiaries after the acquisition of NightstaRx Limited by Nightstar Therapeutics Limited on September 11, 2017, and (iii) Nightstar Therapeutics plc and its subsidiaries after the re-registration of Nightstar Therapeutics Limited as a public limited company on September 15, 2017. See “Corporate Reorganization” for more information.

We own various trademark registrations and applications, and unregistered trademarks, including Nightstar Therapeutics plc and our corporate logo. All other trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

PRESENTATION OF FINANCIAL INFORMATION

We maintain our books and records in pounds sterling, our results are subsequently converted to U.S. dollars and we prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, as issued by the Financial Accounting Standards Board, or FASB. All references in this prospectus to “$” are to U.S. dollars and all references to “£” are to pounds sterling. Our consolidated financial statements as at and for the year ended December 31, 2016 have been translated from pounds sterling into U.S. dollars at the rate of £1.00 to $1.2337, which was the noon buying rate of the Federal Reserve Bank of New York on December 30, 2016, the last business day of the year ended December 31, 2016. Our consolidated financial statements as at and for the six-month period ended June 30, 2017 have been translated from pounds sterling into U.S. dollars at the rate of £1.00 to $1.2995, which was the noon buying rate of the Federal Reserve Bank of New York on June 30, 2017. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date. See “Exchange Rate Information” for more information.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. We have historically conducted our business through NightstaRx Limited and our U.S. subsidiary, and therefore our historical consolidated financial statements present the consolidated results of operations of NightstaRx Limited. Following the completion of this offering, and after the consummation of the transactions described under the section titled “Corporate Reorganization,” our consolidated financial statements will present the consolidated results of operations of Nightstar Therapeutics plc.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our ADSs. You should read the entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes, in each case included in this prospectus before making an investment decision.

Overview

We are a leading clinical-stage gene therapy company focused on developing and commercializing novel one-time treatments for patients suffering from rare inherited retinal diseases that would otherwise progress to blindness. Leveraging our expertise in ophthalmology, gene therapy and drug development, we are developing a pipeline of proprietary product candidates that are designed to substantially modify or halt the progression of inherited retinal diseases for which there are no currently approved treatments. Our lead product candidate, NSR-REP1, for the treatment of choroideremia, or CHM, is entering Phase 3 clinical development in the first half of 2018 and represents the most clinically advanced product candidate for this indication worldwide. In data from 32 patients treated with NSR-REP1 across four open-label clinical trials, over 90% of treated patients maintained their visual acuity over a one-year follow-up period. In some cases, we also observed substantial improvements in visual acuity. We are also conducting a Phase 1/2 clinical trial with our second product candidate, NSR-RPGR, for the treatment of X-linked retinitis pigmentosa, or XLRP. Our third product candidate, NSR-BEST1, is in preclinical development for the treatment of Best vitelliform macular dystrophy, or Best disease.

A summary of our product candidates is below. We retain worldwide commercial rights to all of our product candidates.

*	The initiation of our STAR Phase 3 registrational trial is not contingent upon the completion of our ongoing Phase 2 REGENERATE trial or the completion of our Phase 2 GEMINI bilateral treatment trial, which we intend to initiate in the second half of 2017.

Our Lead Retinal Gene Therapy Product Candidate: NSR-REP1 for the Treatment of CHM

NSR-REP1 is entering Phase 3 clinical development for CHM, providing us with a significant industry first-mover advantage.

CHM Background

CHM is a rare, degenerative, X-linked genetic retinal disorder primarily affecting males, with no current treatments, and represents a significant unmet medical need. CHM presents in childhood as night blindness, followed by the progressive constriction of visual fields, generally leading to vision loss in early adulthood and total blindness thereafter. Patients generally maintain good visual acuity, or detailed central vision, until the degeneration of surrounding retinal cells encroaches onto the fovea, or the central part of the retina responsible for detailed vision. The prevalence of CHM is estimated to be one in 50,000 people, implying a total population of approximately 13,000 patients in the United States and the five major European markets.

We have received orphan drug designation for NSR-REP1 for the treatment of CHM from the U.S. Food and Drug Administration, or the FDA, in the United States and from the European Medicines Agency, or the EMA, in the European Union.

Our CHM Solution

CHM is caused by mutations in the CHM gene, which encodes Rab escort protein-1, or REP1, a protein that plays a key role in intracellular protein trafficking and the elimination of waste products from retinal cells. Absence of functional REP1 leads to death of the retinal pigment epithelium cells and degeneration of the overlying retina which contains the retinal photoreceptors required to convert light into visual signals. Our retinal gene therapy product candidate NSR-REP1 is comprised of an adeno-associated virus, or AAV, vector used to deliver a functional version of the CHM gene into the retinal pigment epithelium and photoreceptor cells. The introduction of a functional CHM gene into patients allows expression of REP1, thereby slowing or stopping the progression of CHM and the decline in vision. In some cases, we have seen substantial improvements in visual acuity after treatment with NSR-REP1, which we believe is due to its ability to rescue, or reverse the process of cell death, in already compromised retinal cells.

Clinical Trial Summary

Investigator-Sponsored Trials

After one-year of follow-up, over 90% of patients treated with NSR-REP1 have either maintained or improved their visual acuity. We consider this type of sustained maintenance in visual acuity to be clinically meaningful in an otherwise degenerative disease like CHM. The positive data from the 32 patients treated in the four investigator-sponsored trials, or ISTs, including five-year follow-up data from the first cohort of the first clinical trial of NSR-REP1, constitutes the basis for our decision to advance NSR-REP1 into a Phase 3 registrational trial, which we refer to as the STAR trial. The first clinical trial for NSR-REP1 was an investigator-sponsored, open-label, dose-escalation, single-eye Phase 1/2 clinical trial conducted at the University of Oxford, which we refer to as the Oxford Trial. In January 2014, the positive initial six-month proof-of-concept efficacy and safety data from the first cohort of six patients in the Oxford Trial was published in the medical journal The Lancet. Additional data supporting the long-term durability of treatment effect after 42 months of follow-up in the first cohort was published in the New England Journal of Medicine in April 2016.

Based on the initial positive efficacy and safety data generated from the Oxford Trial, a second cohort of eight patients was treated at the University of Oxford with a higher dose of NSR-REP1. Subsequently, three other investigator-sponsored, open-label, single-center, single-eye Phase 2 clinical trials were initiated in the United States, Canada and Germany, treating six patients at each clinical site with the same higher dose of NSR-REP1 as was used to treat the second cohort in the Oxford Trial.

Planned STAR Phase 3 Registrational Trial

We plan to commence the STAR Phase 3 registrational trial in the first half of 2018. We intend to enroll approximately 140 patients with CHM in the STAR trial, with patients being randomized to one of three study arms: 56 patients in a high-dose NSR-REP1 treatment arm; 28 patients in a low-dose NSR-REP1 treatment arm to provide additional masking; and 56 patients in an untreated, no-sham, parallel control arm. We expect one-year follow-up results of the STAR trial to be available in 2020. If the results confirm the efficacy observed to date, we intend to submit a biologics license application, or BLA, to the FDA for the approval of NSR-REP1 for the treatment of CHM in the United States and a Marketing Authorization Application, or MAA, to the EMA for approval in the European Union as the first steps in executing our global regulatory and commercialization strategy.

NIGHT Natural History Study

We are also conducting a prospective, natural history observational study, known as the NIGHT study, in which 220 patients with CHM have been enrolled at multiple clinical sites in the United States, Europe and Canada as of June 30, 2017. The NIGHT study provides important evidence regarding the disease state and rate of disease progression in untreated CHM patients and also provides us with a benchmark against which to compare the effects of NSR-REP1. We will recruit participants in our planned STAR Phase 3 registrational trial primarily from the NIGHT study in order to significantly accelerate Phase 3 enrollment from this well-characterized patient population.

NSR-RPGR for the Treatment of XLRP

NSR-RPGR is currently being studied in a dose-ranging Phase 1/2 clinical trial for the treatment of XLRP. XLRP accounts for approximately 15% of all cases of retinitis pigmentosa, an inherited X-linked recessive retinal disease characterized by a lack of protein transport that leads to a loss of photoreceptors. Approximately 70% of XLRP cases are due to mutations in the genes for the retinitis pigmentosa GTPase regulator, or RPGR. The estimated worldwide prevalence of XLRP due to RPGR variants is approximately one in 40,000 people, which represents approximately 17,000 patients in the United States and the five major European markets.

In March 2017, we initiated a Phase 1/2 clinical trial, which we refer to as the XIRIUS trial, to evaluate the safety and efficacy of NSR-RPGR in patients with XLRP. We have completed dosing of the first cohort of three patients and we initiated treatment of the second cohort of three patients in August 2017. We intend to enroll approximately 24 patients in this multicenter, open-label, dose-ranging, single-eye trial. Each patient will receive a single sub-retinal injection of NSR-RPGR. The primary goal of the trial is to assess safety and tolerability over a one-year period. We expect initial data from this trial to be available in 2018. We also are planning to conduct a natural history trial to further understand the progression of untreated XLRP patients, which we refer to as the XOLARIS study.

Additional Product Candidates

NSR-BEST1 is being developed for the treatment of Best disease and is currently in preclinical development. We also are evaluating three additional in-licensed preclinical programs, as well as other in-licensing opportunities to potentially broaden our pipeline and drive future growth.

Our Strengths

Our mission is to maintain and restore sight in patients by building the leading vertically integrated retinal gene therapy company. We believe the following strengths will allow us to continue to build upon our leadership position in treating inherited retinal diseases and achieve our longer-term goal of commercializing our product candidates:

∎	Advanced pipeline of novel gene therapy candidates targeting inherited retinal diseases.

∎	Specialized expertise and focus on retinal disease drug development, gene therapy, manufacturing and ophthalmic product commercialization.

∎	Strong intellectual property and know-how.

∎	Broad and engaged network of experts and patient advocacy groups.

∎	Established commercial-scale cGMP manufacturing and manufacturing capabilities.

Our Strategy

Our goal is to become the leading commercial-stage retinal gene therapy company focused on delivering life-altering therapies for inherited retinal diseases. The key elements of our strategy to achieve this goal are to:

∎	Complete the clinical development and obtain regulatory approval for NSR-REP1 for the treatment of CHM.

∎	Advance the clinical development of NSR-RPGR for the treatment of XLRP and NSR-BEST1 for the treatment of Best disease.

∎	Continue to build and commercialize a pipeline of gene therapy treatments for rare inherited retinal diseases.

∎	Improve procedural success through surgical training and advancements in surgical innovations.

∎	Continue to leverage relationships with retinal disease key opinion leaders and global gene therapy hub centers to ensure clinical trial success and enhance future commercialization.

∎	Establish a global commercial infrastructure.

Corporate Information

Our registered office is located at 215 Euston Road, London NW1 2BE, United Kingdom, and our telephone number is +44 20 7611 2077. Our website address is www.nightstartx.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our website is not a part of this prospectus.

Corporate Reorganization

On September 11, 2017, we completed the first step of a corporate reorganization pursuant to which all shareholders of NightstaRx Limited exchanged each of the ordinary shares held by them for the same number and class of newly issued ordinary shares of Nightstar Therapeutics Limited. Following this share exchange, NightstaRx Limited became a wholly owned subsidiary of Nightstar Therapeutics Limited, a recently formed holding company with nominal assets and liabilities, which has not conducted any operations prior to this offering other than the aforementioned share exchange and other actions incidental to the exchange and its incorporation. On September 15, 2017, Nightstar Therapeutics Limited re-registered as a public limited company and our name was changed from Nightstar Therapeutics Limited to Nightstar Therapeutics plc. After the date of this prospectus but prior to the closing of this offering, each separate class of ordinary shares of Nightstar Therapeutics plc outstanding on the date of this prospectus will be converted into a single class of ordinary shares of Nightstar Therapeutics plc at the ratios set forth under the section of this prospectus titled “Corporate Reorganization.”

Recent Financing

In June 2017, we completed a $45.0 million private placement through the issuance of 11,203,837 Class A ordinary shares. Investors in the financing were investment funds managed by, or affiliated with, Syncona Limited, New Enterprise Associates, Wellington Management Company and Redmile Group, LLC.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth in the section titled “Risk Factors” before deciding whether to invest in our ADSs. Among these important risks are, but not limited to, the following:

∎	We have incurred net losses since inception and may never achieve or maintain profitability.

∎	We will need additional funding to complete the development of our product candidates, which may not be available on acceptable terms, if at all.

∎	Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

∎	Our gene therapy product candidates are based on a novel technology, which makes it difficult to predict the timing and costs of development and of subsequently obtaining regulatory approval, and no gene replacement therapy products have been approved by the FDA to date.

∎	We may fail to demonstrate safety and efficacy of our product candidates to the satisfaction of applicable regulatory authorities.

∎	Our product candidates and the process for administering our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit their commercial potential or result in significant negative consequences following any potential marketing approval.

∎	We utilize, and expect to continue to utilize, third parties to conduct our product manufacturing for the foreseeable future, and these third parties may not perform satisfactorily.

∎	We face significant competition in an environment of rapid technological change and the possibility that our competitors may achieve regulatory approval before us or develop therapies that are more advanced or effective than ours.

∎	If we are unable to obtain and maintain patent protection for our current product candidates, any future product candidates we may develop and our technology, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours.

∎	If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

∎	Even if we complete the necessary clinical trials, we cannot predict when, or if, we will obtain regulatory approval to commercialize our product candidates and the approval may be for a more narrow indication than we seek.

∎	Delays in obtaining regulatory approval of our manufacturing process and facility or disruptions in our manufacturing process may delay or disrupt our product development and commercialization efforts.

∎	If we are unable to successfully remediate the existing material weakness in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

∎	a requirement to have only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure; and

∎	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—JOBS Act.”

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earlier to occur of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iii) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these reduced burdens.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

We are also considered a “foreign private issuer.” Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

∎	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

∎	the requirement to comply with Regulation FD, which requires selective disclosure of material information;

∎	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

∎	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

THE OFFERING

ADSs offered by us	5,360,000 ADSs, each ADS representing one ordinary share

Option to purchase additional ADSs	We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to an additional 804,000 ADSs from us.

Ordinary shares to be outstanding immediately after this offering	28,100,714 ordinary shares (or 28,904,714 ordinary shares if the underwriters exercise in full their option to purchase an additional 804,000 ADSs).

American Depositary Shares	Each ADS represents one ordinary share, nominal value £0.01 per share. You will have the rights of an ADS holder or beneficial owner (as applicable) as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time. To better understand the terms of our ADSs, see “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Depositary	Citibank, N.A.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, to be approximately $66.5 million based on an assumed initial public offering price of $14.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus. We intend to use the net proceeds from this offering to initiate and complete our planned Phase 3 clinical trial of NSR-REP1 for the treatment of CHM, complete our ongoing Phase 1/2 clinical trial of NSR-RPGR for the treatment of XLRP, fund the preclinical and early clinical development of NSR-BEST1 for the treatment of Best disease, including the initiation of a planned Phase 1/2 clinical trial, and fund other research and development activities, working capital and other general corporate purposes. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ADSs.

Proposed NASDAQ Global Market listing	We have applied to list our ADSs on the NASDAQ Global Market under the symbol “NITE.”

Directed share program

At our request, the underwriters have reserved 107,200 ADSs, or 2% of the ADSs being offered by this prospectus (excluding the ADSs that may be issued upon the underwriters’ exercise of their option to purchase additional ADSs), for sale at the initial public offering price to certain eligible directors, officers and employees and persons having business or other relationships with us and related persons through a directed share program. The number of our ADSs available for sale to the general public in the public offering will be reduced by the number of ADSs these individuals purchase. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered hereby. ADSs purchased by participants in the directed share program will be subject to the 180-day lock-up restriction in the lock-up agreements described in “Underwriting—No Sales of Similar Securities”. Jefferies LLC and Leerink Partners LLC, in their sole discretion, may release any of the securities subject to these lock-up agreements at any time. We have agreed to indemnify the underwriters conducting the directed share program against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the directed share program.

Unless otherwise stated in this prospectus, the number of our ordinary shares to be outstanding after this offering gives effect to the corporate reorganization described in the section of this prospectus titled “Corporate Reorganization,” and includes 5,360,000 ordinary shares in the form of ADSs to be issued and sold by us in this offering, and excludes 1,500,000 ordinary shares available for issuance under our 2017 Equity Incentive Plan to be adopted in conjunction with this offering.

Unless otherwise indicated, all information contained in this prospectus also:

∎	gives effect to the conversion, pursuant to the terms of our articles of association in effect following the acquisition of NightstaRx Limited by Nightstar Therapeutics Limited and the re-registration of Nightstar Therapeutics Limited as a public limited company, of each separate class of ordinary shares of Nightstar Therapeutics plc outstanding on the date of this prospectus into a single class of ordinary shares, which conversion will occur after the date of this prospectus but prior to the closing of this offering, as described in more detail under “Corporate Reorganization”;

∎	assumes an initial public offering price of $14.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus; and

∎	assumes no exercise of the option granted to the underwriters to purchase up to an additional 804,000 ADSs in connection with this offering.

Certain of our existing investors, including investors affiliated with certain of our directors, have indicated an interest in purchasing up to an aggregate of $25.0 million in ADSs in this offering at the initial public offering price. Based on these indications of interest, and assuming an initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, these investors would purchase up to an aggregate of approximately 1,785,714 of the 5,360,000 ADSs offered in this offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no ADSs in this offering to any of these investors, or any of these investors may determine to purchase more, fewer or no ADSs in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables present our summary consolidated financial data, which are the historical financial data of NightstaRx Limited prior to its acquisition by Nightstar Therapeutics Limited and the re-registration of Nightstar Therapeutics Limited as Nightstar Therapeutics plc. We derived the summary consolidated statement of operations and comprehensive loss data for the years ended December 31, 2015 and 2016 and the summary consolidated balance sheet data as of December 31, 2016 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated statement of operations and comprehensive loss data for the six months ended June 30, 2016 and 2017 and the summary consolidated balance sheet data as of June 30, 2017 from our unaudited consolidated financial statements included elsewhere in this prospectus, which have been prepared on the same basis as the audited financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information in those statements. We prepare our consolidated financial statements in accordance with U.S. GAAP as issued by the FASB.

Our historical results are not necessarily indicative of our future results and the results for the six months ended June 30, 2017 are not necessarily indicative of the results to be expected for the full year ending December 31, 2017 or any other future period. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information under the sections titled “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our functional currency is the pound sterling. However, for financial reporting purposes, our financial statements, which are prepared using the functional currency, have been translated into U.S. dollars. Our assets and liabilities are translated at the exchange rates at the balance sheet date; our revenue and expenses are translated at average exchange rates and shareholders’ equity is translated based on historical exchange rates. Translation adjustments are not included in determining net income (loss) but are included in foreign exchange translation adjustment to other comprehensive loss, a component of shareholders’ equity.

Foreign currency transactions in currencies different from the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange differences resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recorded in general and administrative expense in the statement of operations and comprehensive loss.

As of December 30, 2016, the last business day of the year ended December 31, 2016, the representative exchange rate was £1.00 = $1.2337. As of June 30, 2017, the representative exchange rate was £1.00 = $1.2995.

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2015	2016	2016	2017
			(unaudited)
	(in thousands, except share and per share data)
Consolidated Statement of Operations and Comprehensive Loss Data:
Operating expenses:
Research and development	$7,175	$10,165	$5,103	$6,292
General and administrative	2,149	2,055	812	1,407

Total operating expenses	9,324	12,220	5,915	7,699

Loss from operations	(9,324)	(12,220)	(5,915)	(7,699)
Other income (expense), net	(4,324)	22	21	6

Net loss	(13,648)	(12,198)	(5,894)	(7,693)

Other comprehensive income (loss):
Foreign currency translation adjustment	(541)	(1,385)	(714)	1,722

Total comprehensive loss	$(14,189)	$(13,583)	$(6,608)	$(5,971)

Basic and diluted net loss per ordinary share	$(1.24)	$(0.69)	$(0.37)	$(0.33)

Weighted-average basic and diluted ordinary shares	10,986,525	17,803,345	16,064,348	23,336,054

Pro forma basic and diluted net loss per ordinary share (unaudited)(1)		$(1.36)		$(0.66)

Pro forma weighted-average basic and diluted ordinary shares (unaudited)(1)		8,954,388		11,709,176

	AS OF JUNE 30, 2017
	ACTUAL	PRO FORMA AS ADJUSTED(2)
	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$69,584	$136,038
Working capital(3)	66,384	132,838
Total assets	76,441	142,221
Total shareholders’ equity	66,726	133,180

(1)	Pro forma weighted average basic and diluted shares and loss per share gives effect to the planned conversion of our separate classes of ordinary shares into a single class of ordinary shares prior to the closing of this offering. The conversion ratio will be determined based on the final price per ADS in this offering. The pro forma information above assumes an initial public offering price of $14.00 per ADS, as described under “Corporate Reorganization.”
(2)

The unaudited pro forma as adjusted balance sheet data gives effect to (i) the conversion of each separate class of ordinary shares of Nightstar Therapeutics plc into a single class of ordinary shares, as described under “Corporate Reorganization,” and (ii) the issuance and sale of 5,360,000 ADSs in this offering by us at an assumed initial public offering price of $14.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, and the application of the net proceeds of the offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as set forth under “Use of Proceeds.” Each $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total shareholders’ equity by $5.0 million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 in the number of ADSs offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total shareholders’ equity by $13.0 million, assuming the assumed initial public offering price per ADS remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. This pro forma as adjusted information is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing.
(3)	We define working capital as current assets less current liabilities.

RISK FACTORS

Investing in our ADSs involves a high degree of risk. Before deciding whether to invest, you should carefully consider the risks described below, and all other information contained in or incorporated by reference in this prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our ADSs could decline and you may lose all or part of your investment.

Risks Related to Our Financial Position and Need For Capital

We have incurred net losses since inception and may never achieve or maintain profitability.

Since our inception in May 2013, we have incurred significant net losses. Our net losses were $13.6 million and $12.2 million for the years ended December 31, 2015 and 2016, respectively, and $7.7 million for the six months ended June 30, 2017. As of June 30, 2017, we had an accumulated deficit of $40.0 million. We have devoted substantially all of our efforts to research and development of our product candidates, including clinical development of our lead product candidate, NSR-REP1, as well as to building out our management team and infrastructure. We expect that it could be several years, if ever, before we have a commercialized product candidate. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. These net losses will adversely impact our shareholders’ equity and net assets and may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially if, and as, we:

∎	continue research and development of our retinal gene therapy product candidates, including our planned STAR Phase 3 registrational trial for NSR-REP1, our ongoing Phase 1/2 clinical trial for NSR-RPGR and our planned Phase 1/2 clinical trial for NSR-BEST1;

∎	initiate clinical trials and preclinical studies for any additional product candidates that we may pursue in the future;

∎	prepare our biologics license application, or BLA, and marketing authorization application, or MAA, for each of our retinal gene therapy product candidates;

∎	manufacture our product candidates in accordance with current good manufacturing practices, or cGMP, for clinical trials or potential commercial sales;

∎	establish and validate contracted commercial-scale cGMP manufacturing facilities;

∎	further develop our pipeline of retinal gene therapy product candidates;

∎	establish a sales, marketing and distribution infrastructure to commercialize any product candidate for which we may obtain marketing approval;

∎	develop, maintain, expand and protect our intellectual property portfolio;

∎	acquire or in-license other product candidates and technologies;

∎	secure, maintain or obtain freedom to operate for any in-licensed technologies and products; and

∎	expand our operations in the United States and Europe.

We may never succeed in any or all of these activities and, even if we do, we may never generate revenues that are significant or large enough to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our company also could cause you to lose all or part of your investment.

We will need additional funding to complete the development of our product candidates, which may not be available on acceptable terms, if at all.

Since our inception, we have devoted substantially all of our resources to conducting preclinical studies and clinical trials of our lead product candidates, organizing and staffing our company, business planning, raising capital and establishing our intellectual property portfolio. As of June 30, 2017, we had cash and cash equivalents of $69.6 million. We believe we have sufficient cash and cash equivalents to fund our operating expenses and capital expenditure requirements for at least the next 12 months. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, initiate further clinical trials of and seek marketing approval for, our product candidates. In addition, if we obtain marketing approval for our product candidates, we expect to incur significant expenses related to product sales, marketing, manufacturing and distribution. Furthermore, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company. Our future capital requirements will depend on many factors, including:

∎	the scope, progress, results and costs of laboratory testing, manufacturing, preclinical and clinical development for our current and future product candidates;

∎	the costs, timing and outcome of regulatory review of our product candidates;

∎	the extent to which we acquire or in-license other product candidates and technologies;

∎	our ability to establish and maintain collaborations and license agreements on favorable terms, if at all;

∎	the costs, timing and outcome of potential future commercialization activities, including manufacturing, marketing, sales and distribution for our product candidates, for which we receive marketing approval;

∎	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims; and

∎	the sales price and availability of adequate third-party coverage and reimbursement for our product candidates, if and when approved.

Developing product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our product revenues, if any, will be derived from or based on sales of product candidates that may not be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, if at all. To the extent that additional capital is raised through the issuance of equity or equity-linked securities, the issuance of those securities could result in substantial dilution for our current shareholders and the terms of any future issuance may include liquidation or other preferences that adversely affect the rights of our current shareholders. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt or additional equity financing that we raise may contain terms that are not favorable to us or our shareholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or our product candidates, or grant licenses on terms that are not favorable to us. Furthermore, the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our ADSs to decline and existing shareholders may not agree with our financing plans or the terms of such financings.

If we are unable to obtain adequate funding on a timely basis, we may be required to significantly curtail, delay or discontinue our research and development programs of our product candidates or any commercialization efforts, be unable to expand our operations or be unable to otherwise capitalize on our business opportunities, as desired, which could harm our business and potentially cause us to discontinue operations.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

Since our inception, we have devoted substantially all of our resources to developing NSR-REP1, NSR-RPGR and our other product candidates, building our intellectual property portfolio and providing general and administrative support for these operations. We have not yet demonstrated our ability to successfully complete Phase 3 or other pivotal clinical trials, obtain regulatory approvals, manufacture a commercial-scale product or arrange for a third party to do so on our behalf or conduct sales and marketing activities necessary for successful product commercialization. Additionally, we are not profitable and have incurred losses in each year since our inception, and we expect our financial condition and operating results to continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

Risks Related to the Development of our Product Candidates

Our gene therapy product candidates are based on a novel technology, which makes it difficult to predict the timing and costs of development and of subsequently obtaining regulatory approval, and no gene replacement therapy products have been approved by the FDA to date.

We have concentrated our research and development efforts on NSR-REP1 for the treatment of choroideremia, or CHM, and NSR-RPGR for the treatment of X-linked retinitis pigmentosa, or XLRP, our two most advanced product candidates.

Because we are developing product candidates for the treatment of inherited retinal diseases for which there are no or limited therapies and/or treatments, and for which there is little clinical trial experience, there is an increased risk that the FDA, EMA or other regulatory authorities may not consider the endpoints of our clinical trials to be sufficient for marketing approval. The product specifications and the clinical trial requirements of the FDA, EMA and other regulatory authorities and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of such product candidate. The regulatory approval process for novel product candidates such as ours is unclear and may be lengthier and more expensive than the process for other, better-known or more extensively studied product candidates. For example, the FDA generally requires multiple well-controlled clinical trials to provide the evidence of effectiveness necessary to support a BLA, although FDA guidance provides that reliance on a single pivotal trial may be appropriate if the trial has demonstrated a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potential serious outcome, and where confirmation of the result in a second trial would be practically or ethically impossible. The FDA confirmed this position in our pre-IND meeting with them in 2015. We intend that our planned STAR Phase 3 registrational trial will be the only Phase 3 trial necessary to support a BLA for NSR-REP1, but there can be no assurance that the FDA will accept this single trial as sufficient to demonstrate substantial evidence of effectiveness of NSR-REP1 under its guidelines.

Regulatory requirements governing gene and cell therapy products have changed frequently and may continue to change in the future. The FDA has established the Office of Cellular, Tissue and Gene Therapies within its Center for Biologics Evaluation and Research, or CBER, to consolidate the review of gene therapy and related products, and has established the Cellular, Tissue and Gene Therapies Advisory Committee to advise the CBER in its review.

These regulatory review committees and advisory groups, and the new guidelines they promulgate, may lengthen the regulatory review process, require us to perform additional preclinical studies or clinical trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our current or future product candidates or lead to significant post-approval limitations or restrictions. As we advance our product candidates, we will be required to consult with these regulatory and advisory groups and comply with applicable guidelines. If we fail to do so, we may be required to delay or discontinue development of our product candidates. These additional processes may result in a review and approval process that is longer than we otherwise would have expected. Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product to market could decrease our ability to generate sufficient product revenue, and our business, financial condition, results of operations and prospects would be harmed. Even if our product candidates are approved, we expect that the FDA will require us to submit follow-up data regarding our clinical trial subjects for a number of years after approval. If this follow-up data shows negative long-term safety or efficacy outcomes for these patients, the FDA may revoke its approval or change the label of our products in a manner that could have an adverse impact on our business.

In addition, adverse developments in clinical trials of gene therapy products conducted by others may cause the FDA or other oversight bodies to change the requirements for approval of our product candidates. Similarly, the EMA may issue new guidelines concerning the development and marketing authorization for gene therapy products and require that we comply with these new guidelines. Although numerous companies are currently advancing gene therapy products through clinical trials, to our knowledge, only two gene therapy products, uniQure N.V.’s Glybera and GlaxoSmithKline’s Strimvelis, have received marketing authorization from the European Commission, and no gene replacement therapy products have been approved by the FDA to date.

As a result, it is difficult to determine how long it will take or how much it will cost to obtain regulatory approvals for NSR-REP1 in either the United States or the European Union or how long it will take to commercialize our other product candidates. Approvals by the EMA may not be indicative of what the FDA may require for approval and vice versa.

We may encounter substantial delays in our clinical trials.

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates. Clinical testing is expensive, time-consuming and uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

∎	delays in reaching a consensus with the FDA, EMA or other regulatory authorities on trial design;

∎	delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites;

∎	delays in opening clinical trial sites or obtaining required institutional review board or independent ethics committee approval at each clinical trial site;

∎	delays in recruiting suitable patients to participate in our future clinical trials;

∎	imposition of a clinical hold by regulatory authorities as a result of a serious adverse event or after an inspection of our clinical trial operations or clinical trial sites;

∎	failure by us, any CROs we engage or any other third parties to adhere to clinical trial requirements;

∎	failure to perform in accordance with Good Clinical Practice, or GCP, or applicable regulatory guidelines in Europe and other international markets;

∎	delays in the testing, validation, manufacturing and delivery of our product candidates to the clinical trial sites, including delays by third parties with whom we have contracted to perform certain of those functions;

∎	delays in having patients complete participation in a clinical trial or return for post-treatment follow-up;

∎	clinical trial sites or patients dropping out of a clinical trial;

∎	selection of clinical endpoints that require prolonged periods of clinical observation or analysis of the resulting data;

∎	occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

∎	occurrence of serious adverse events in clinical trials of the same class of agents conducted by other sponsors; and

∎	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us or impair our ability to generate revenues from product sales, regulatory and commercialization milestones and royalties. In addition, if we make manufacturing or formulation changes to our product candidates, we may need to conduct additional studies to bridge our modified product candidates to earlier versions. Clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates and may harm our business, financial condition, results of operations and prospects.

We may fail to demonstrate safety and efficacy of our product candidates to the satisfaction of applicable regulatory authorities.

If the results of our STAR Phase 3 registrational trial of NSR-REP1 or future pivotal trials for our other product candidates do not demonstrate the efficacy of our product candidates, or if there are safety concerns or serious adverse events associated with our product candidates, we may:

∎	be delayed in obtaining marketing approval for our product candidates, if at all;

∎	obtain approval for indications or patient populations that are not as broad as intended or desired;

∎	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

∎	be subject to additional post-marketing testing requirements;

∎	be subject to changes in the way the product is administered;

∎	be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

∎	have regulatory authorities withdraw or suspend their approval of the product or impose restrictions on its distribution in the form of a modified risk evaluation and mitigation strategy, or REMS;

∎	be subject to the addition of labeling statements, such as warnings or contraindications;

∎	be sued; or

∎	experience damage to our reputation.

Our development costs will increase if we experience delays in testing or marketing approvals. We do not know whether any of our preclinical studies or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant preclinical study or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates.

Success in preclinical studies or clinical trials may not be indicative of results in future clinical trials.

Results from previous preclinical studies or clinical trials are not necessarily predictive of future clinical trial results, and interim results of a clinical trial are not necessarily indicative of final results. Our product candidates may fail to show the desired safety and efficacy in clinical development despite positive results in preclinical studies or having successfully advanced through initial clinical trials. For example, the clinical trial process may fail to demonstrate that NSR-REP1 is safe for humans and effective for indicated uses. This failure would cause us to abandon further clinical development of NSR-REP1, which is our lead product candidate.

Success in preclinical testing and early clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate. Frequently, product candidates that have shown promising results in early clinical trials have subsequently suffered significant setbacks in later clinical trials. To date, our clinical trials have involved small patient populations and because of the small sample size, the interim results of these clinical trials may be subject to substantial variability and may not be indicative of either future interim results or final results. In addition, the design of a clinical trial can determine whether its results will support approval of a product and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. We have limited experience designing clinical trials and may be unable to design and execute a clinical trial to support regulatory approval. There is a high failure rate for drugs and biologic products proceeding through clinical trials. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in preclinical testing and earlier-stage clinical trials. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, we may experience regulatory delays or rejections as a result of many factors, including due to changes in regulatory policy during the period of our product candidate development. Any such delays could negatively impact our business, financial condition, results of operations and prospects.

We may find it difficult to enroll patients in our clinical trials, which could delay or prevent us from proceeding with clinical trials of our product candidates.

Identifying and qualifying patients to participate in clinical trials of our product candidates is critical to our success. The timing of our clinical trials depends on our ability to recruit patients to participate, as well as completion of required follow-up periods. If patients are unwilling to enroll in our gene therapy clinical trials because of negative publicity from adverse events related to the biotechnology or gene therapy fields, competitive clinical trials for similar patient populations, clinical trials in products employing our vector or our platform or for other reasons, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of our product candidates may be delayed. These delays could result in increased costs, delays in advancing our product candidates, delays in testing the effectiveness of our product candidates or termination of clinical trials altogether.

Our current product candidates are being developed to treat rare conditions, which are generally defined as having a patient population of fewer than 200,000 individuals in the United States. For example, the prevalence of CHM is estimated to be one in 50,000 people, implying a total population of approximately 13,000 in the United States and the five major European markets, and the prevalence of XLRP is approximately one in 40,000 people, implying a total population of approximately 17,000 in the same regions. We may not be able to initiate or continue clinical trials if we cannot enroll a sufficient number of eligible patients to participate in the clinical trials required by the FDA, EMA or other regulatory authorities. Also, our natural history studies may not provide any advantage to us in enrolling patients in our late-stage clinical trials. As a result, we may not be able to identify, recruit and enroll a sufficient number of patients, or those with required or desired characteristics, to complete our clinical trials in a timely manner. Patient enrollment can be affected by many factors, including:

∎	size of the patient population and process for identifying patients;

∎	eligibility and exclusion criteria for our clinical trials;

∎	perceived risks and benefits of our product candidates or gene therapy treatment in general;

∎	severity of the disease under investigation;

∎	proximity and availability of clinical trial sites for prospective patients;

∎	ability to obtain and maintain patient consent;

∎	patient drop-outs prior to completion of clinical trials;

∎	patient referral practices of physicians; and

∎	ability to monitor patients adequately during and after treatment.

Our ability to successfully initiate, enroll and complete clinical trials in any foreign country is subject to numerous risks unique to conducting business in foreign countries, including:

∎	difficulty in establishing or managing relationships with CROs and physicians;

∎	different standards for the conduct of clinical trials;

∎	absence in some countries of established groups with sufficient regulatory expertise for review of gene therapy protocols;

∎	inability to locate qualified local consultants, physicians and partners; and

∎	the potential burden of complying with a variety of foreign laws, medical standards and regulatory requirements, including the regulation of pharmaceutical and biotechnology products and treatment.

If we have difficulty enrolling a sufficient number of patients or finding additional clinical trial sites to conduct our clinical trials as planned, we may need to delay, limit or terminate ongoing or planned clinical trials, any of which could have an adverse effect on our business, financial condition, results of operations and prospects.

Our product candidates and the process for administering our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit their commercial potential or result in significant negative consequences following any potential marketing approval.

During the conduct of clinical trials, patients report changes in their health, including illnesses, injuries and discomforts, to their study doctor. Often, it is not possible to determine whether the product candidate being studied caused these conditions. Various illnesses, injuries and discomforts have been reported from time to time during clinical trials of our product candidates. Regulatory authorities may draw different conclusions or require additional testing to confirm these determinations.

In addition, it is possible that as we test our product candidates in larger, longer and more extensive clinical programs, or as use of these product candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, will be reported by patients. Many times, side effects are only detectable after investigational products are tested in large-scale, Phase 3 clinical trials or, in some cases, after they are made available to patients on a commercial scale after approval. If additional clinical experience indicates that our product candidates cause serious or life-threatening side effects, the development of our product candidates may fail or be delayed, or, if the product candidate has received regulatory approval, such approval may be revoked, which would harm our business, prospects, operating results and financial condition.

There have been several significant adverse side effects in gene therapy treatments in the past, including reported cases of leukemia and death seen in other clinical trials using other vectors. While new recombinant vectors have been developed to reduce these side effects, gene therapy is still a relatively new approach to disease treatment and additional adverse side effects could develop. There also is the potential risk of delayed adverse events following exposure to gene therapy products due to persistent biologic activity of the genetic material or other components of products used to carry the genetic material.

Possible adverse side effects that could occur with treatment with gene therapy products include an immunologic reaction early after administration which, while not necessarily adverse to the patient’s health, could substantially limit the effectiveness of the treatment. In previous clinical trials involving adeno-associated virus, or AAV, vectors for gene therapy, some patients experienced the development of a T-cell response, whereby after the vector is within the target cell, the cellular immune response system triggers the removal of transduced cells by activated T-cells. If our vectors demonstrate a similar effect, we may decide or be required to halt or delay further clinical development of our product candidates. In addition to any potential side effects caused by our product candidates, the administration process or related procedures also can cause adverse side effects. If any such adverse events occur, our clinical trials could be suspended or terminated. As of June 30, 2017, out of the 50 patients treated with NSR-REP1 in clinical trials, three serious adverse events were observed. Two of these events were not ocular in nature and were determined to be unrelated to treatment. One event was intraocular inflammation, requiring additional treatment with oral steroids. This transient inflammation was determined to be possibly related to treatment with NSR-REP1.

If in the future we are unable to demonstrate that such adverse events were caused by the administration process or related procedures, the FDA, EMA or other regulatory authorities could order us to cease further development of, or deny approval of, our product candidates for any or all targeted indications. Even if we are able to demonstrate that any serious adverse events are not product-related, such occurrences could affect patient recruitment or the ability of enrolled patients to complete the clinical trial. Moreover, if we elect or are required to delay, suspend or terminate any clinical trial of any of our product candidates, the commercial prospects of such product candidate may be harmed and our ability to generate product revenues from such product candidate may be delayed or eliminated. Any of these occurrences may harm our ability to develop other product candidates, and may harm our business, financial condition and prospects.

Additionally, if we or others later identify undesirable side effects caused by any of our product candidates, several potentially significant negative consequences could result, including:

∎	regulatory authorities may suspend or withdraw approvals of such product candidate;

∎	regulatory authorities may require additional warnings on the label;

∎	we may be required to change the way a product candidate is administered or conduct additional clinical trials;

∎	we could be sued and held liable for harm caused to patients; and

∎	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of our product candidates.

Gene therapies are novel, complex and difficult to manufacture. We have limited manufacturing experience and could experience production problems that result in delays in our development or commercialization programs.

We have limited experience manufacturing our product candidates. We may be unable to produce commercial materials or meet demand to support a commercial launch for our product candidates. Any such failure could delay or prevent the development of our product candidates and would have a negative impact on our business, financial condition and results of operations.

The manufacturing process we use to produce NSR-REP1 is complex and has not yet been validated for commercial use. As a result, we may need to change our current manufacturing process. There are no assurances that we will be able to produce sufficient quantities of NSR-REP1 due to several factors, including equipment malfunctions, facility contamination, raw material shortages or contamination, natural disasters, disruption in utility services, human error or disruptions in the operations of our suppliers.

Our product candidates require processing steps that are more complex than those required for most chemical pharmaceuticals. Moreover, unlike chemical pharmaceuticals, the physical and chemical properties of a biologic such as ours generally cannot be fully characterized. As a result, assays of the finished product may not be sufficient to ensure that the product will perform in the intended manner. Accordingly, we employ multiple steps to control our manufacturing process to assure that the process works and that our product candidates are made strictly and consistently in compliance with the process. Problems with the manufacturing process, including even minor deviations from the normal process, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims or insufficient inventory. We may encounter problems achieving adequate quantities and quality of clinical-grade materials that meet FDA, EMA or other applicable standards or specifications with consistent and acceptable production yields and costs.

In addition, the FDA, EMA and other regulatory authorities may require us to submit samples of any lot of any approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA, EMA or other regulatory authorities may require that we not distribute a lot until the agency authorizes its release. Slight deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures or product recalls. Lot failures or product recalls could cause us to delay product launches or clinical trials, which could be costly to us and otherwise harm our business, financial condition, results of operations and prospects.

Any contamination in our manufacturing process, shortages of raw materials or failure of any of our key suppliers to deliver necessary components could result in delays in our clinical development or marketing schedules.

Given the nature of biologics manufacturing, there is a risk of contamination. Any contamination could adversely affect our ability to produce product candidates on schedule and could, therefore, harm our results of operations and cause reputational damage. Some of the raw materials required in our manufacturing process are derived from biologic sources. Such raw materials are difficult to procure and may be subject to contamination or recall. A material shortage, contamination, recall or restriction on the use of biologically derived substances in the manufacture of our product candidates could adversely impact or disrupt the commercial manufacturing or the production of clinical material, which could adversely affect our development timelines and our business, financial condition, results of operations and prospects.

Risks Related to Our Reliance on Third Parties

If we fail to comply with our obligations under our existing and any future intellectual property licenses with third parties, we could lose license rights that are important to our business.

We are party to several license agreements under which we in-license patent rights and other intellectual property related to our business and we may enter into additional license grants in the future. Our license agreements impose, and we expect that future license agreements will impose, various due diligence, milestone payment, royalty, insurance and other obligations on us. Any uncured, material breach under these license agreements could result in our loss of rights to practice the patent rights and other intellectual property licensed to us under these agreements, and could compromise our development and commercialization efforts for our current or any future product candidates. See the section of this prospectus titled “Business—Collaborations and License Agreements” for a more detailed description of our current license agreements.

We rely, and expect to continue to rely, on third parties to conduct our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates.

We have relied upon and plan to continue to rely upon third parties, including independent clinical investigators and third-party CROs, to conduct our preclinical studies and clinical trials and to monitor and manage data for our ongoing preclinical and clinical programs. We rely on these parties for execution of our preclinical studies and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our preclinical studies and clinical trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We and our third-party contractors and CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area and comparable foreign regulatory authorities for all of our product candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, principal investigators and clinical trial sites. If we fail to exercise adequate oversight over any of our CROs or if we or any of our CROs fail to comply with applicable GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, EMA or other regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon a regulatory inspection of us or our CROs or other third parties performing services in connection with our clinical trials, such regulatory authority will determine that any of our clinical trials complies with GCP regulations. In addition, our clinical trials must be conducted with product produced under applicable cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

Further, these investigators and CROs are not our employees and we will not be able to control, other than by contract, the amount of resources, including time, which they devote to our product candidates and clinical trials. If independent investigators or CROs fail to devote sufficient resources to the development of our product candidates, or if their performance is substandard, it may delay or compromise the prospects for approval and commercialization of our product candidates. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated.

Our existing and future CROs have or may have the right to terminate their agreements with us in the event of an uncured material breach. In addition, some of our CROs have an ability to terminate their respective agreements with us if it can be reasonably demonstrated that the safety of the patients participating in our clinical trials warrants such termination, if we make a general assignment for the benefit of our creditors or if we are liquidated.

If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our results of operations and commercial prospects would be harmed, our costs could increase and our ability to generate revenues could be delayed.

Switching or engaging additional CROs involves additional cost and requires our management’s time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays could occur, which could materially impact our ability to meet our desired clinical development timelines.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

We have engaged contract manufacturing organizations, or CMOs, to manufacture NSR-REP1 and to perform quality testing, and because we collaborate with various organizations and academic institutions for the advancement of our gene therapy platform, we must, at times, share our proprietary technology and confidential information, including trade secrets, with them. We seek to protect our proprietary technology, in part, by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our proprietary technology and confidential information or other unauthorized use or disclosure of such technology or information would impair our competitive position and may have an adverse effect on our business, financial condition, results of operations and prospects.

Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of these agreements, independent development or publication of information including our trade secrets by third parties. A competitor’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business, financial condition, results of operations and prospects.

We utilize, and expect to continue to utilize, third parties to conduct our product manufacturing for the foreseeable future, and these third parties may not perform satisfactorily.

We currently rely on CMOs for the manufacturing of clinical batches and intend to continue to rely on third parties to manufacture our preclinical study and clinical trial product supplies. Supply requirements for our STAR Phase 3 registrational trial as well as current and future clinical requirements for NSR-REP1 and our other product candidates will be manufactured by cGMP compliant third-party manufacturers. If these third-party manufacturers do not successfully carry out their contractual duties, meet expected deadlines or manufacture NSR-REP1 or our other product candidates in accordance with regulatory requirements or if there are disagreements between us and these third-party manufacturers, we will not be able to complete, or may be delayed in completing, the preclinical studies required to support future Investigational New Drug, or IND, submissions and the clinical trials required for approval of NSR-REP1. In such instances, we may need to enter into an appropriate replacement third-party relationship, which may not be readily available or available on acceptable terms, which would cause additional delay or increased expense prior to the approval of NSR-REP1 or any of our other product candidates and would thereby have a negative impact on our business, financial condition, results of operations and prospects.

Under certain circumstances, our current CMOs are entitled to terminate their engagements with us. If we need to enter into alternative arrangements, it could delay our development activities. Our reliance on our CMOs for certain manufacturing activities will reduce our control over these activities but will not relieve us of our responsibility to ensure compliance with all required regulations. If our current CMOs, or any future third-party manufacturers, do not successfully carry out their contractual duties, meet expected deadlines or manufacture our product candidates in accordance with regulatory requirements, or if there are disagreements between us and our CMOs or any future third-party manufacturers, we will not be able to complete, or may be delayed in completing, the preclinical studies required to support future IND submissions and the clinical trials required for approval of our product candidates.

In addition to our current CMOs, we may rely on additional third parties to manufacture ingredients of our product candidates in the future and to perform quality testing, and reliance on these third parties entails risks to which we would not be subject if we manufactured the product candidates ourselves, including:

∎	reduced control for certain aspects of manufacturing activities;

∎	termination or nonrenewal of manufacturing and service agreements with third parties in a manner or at a time that is costly or damaging to us; and

∎	disruptions to the operations of our third-party manufacturers and service providers caused by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or service provider.

Any of these events could lead to clinical trial delays or failure to obtain regulatory approval, or impact our ability to successfully commercialize any of our product candidates. Some of these events could be the basis for FDA, EMA or other regulatory authority action, including injunction, recall, seizure or total or partial suspension of product manufacture.

To the extent we rely on a third-party manufacturing facility for commercial supply, that third party will be subject to significant regulatory oversight with respect to manufacturing our product candidates.

The preparation of therapeutics for clinical trials or commercial sale is subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in late-stage clinical trials must be manufactured in accordance with cGMP requirements. These regulations govern manufacturing processes and procedures, including record keeping, and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of outside agents or other contaminants, or to inadvertent changes in the properties or stability of a product candidate that may not be detectable in final product testing. We must supply all necessary documentation in support of a BLA or MAA on a timely basis and must adhere to the FDA’s and EMA’s cGMP requirements which are enforced, in the case of the FDA, through its facilities inspection program. To the extent that we utilize third-party facilities for commercial supply, the third party’s facilities and quality systems must pass an inspection for compliance with the applicable regulations as a condition of regulatory approval. In addition, the regulatory authorities may, at any time, audit or inspect the third-party manufacturing facility or the associated quality systems for compliance with the regulations applicable to the activities being conducted. If these facilities do not pass a plant inspection, the FDA will not approve the BLA.

We do not directly control the manufacturing of, and are completely dependent on, our CMOs for compliance with cGMP requirements. If our CMOs cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA, EMA or other regulatory authorities, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no direct control over the ability of our CMOs to maintain adequate quality control, quality assurance and qualified personnel. Furthermore, all of our CMOs are engaged with other companies to supply and/or manufacture materials or products for such companies, which exposes our CMOs to regulatory risks for the production of such materials and products. As a result, failure to meet the regulatory requirements for the production of those materials and products may generally affect the regulatory clearance of our CMOs’ facilities. Our failure, or the failure of third parties, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products and product candidates.

Our potential future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to commercialize any products that receive regulatory approval on a timely and competitive basis.

Risks Related to Commercialization of Our Product Candidates

We currently have no marketing and sales force. If we are unable to establish effective sales and marketing capabilities or enter into agreements with third parties to market and sell NSR-REP1 or other product candidates that may be approved, we may not be successful in commercializing our product candidates if and when approved, and we may be unable to generate any product revenue.

If our STAR Phase 3 registrational trial is successful and NSR-REP1 is approved for commercialization, we currently intend to seek to commercialize NSR-REP1 in the United States and Europe directly with a small specialized sales force given the orphan indication. However, we currently do not have an established marketing or sales team for the marketing, sales and distribution of any of our product candidates. In order to commercialize NSR-REP1, if approved, or any of our other product candidates that may be approved, we must build, on a territory-by-territory basis, marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so.

There are risks involved with both establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our product candidates on our own include:

∎	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

∎	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future product that we may develop;

∎	the lack of complementary treatments to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

∎	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenue or the profitability to us from these revenue streams is likely to be lower than if we were to market and sell any product candidates that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell and market our product candidates or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties and any of them may fail to devote the necessary resources and attention to sell and market our product candidates effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we may not be successful in commercializing our product candidates.

We also will need to train retinal surgeons to perform the procedure necessary to administer NSR-REP1 to patients safely and effectively using our two-step process, which requires significant skill and training for proper administration. If we are unable to recruit or train sufficient retinal surgeons to perform the procedure properly, the availability of NSR-REP1 could be substantially diminished.

Our efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources given the low incidence and prevalence of inherited retinal diseases, and may never be successful. Such efforts may require more resources than are typically required due to the complexity and uniqueness of our product candidates and the indications we are targeting. Even if our product candidates are approved, if we are unable to successfully market our products, we will not be able to generate significant revenues from such products, if approved.

We face significant competition in an environment of rapid technological change and the possibility that our competitors may achieve regulatory approval before us or develop therapies that are more advanced or effective than ours.

The biotechnology and pharmaceutical industries, including the gene therapy field, are characterized by rapidly changing technologies, significant competition and a strong emphasis on intellectual property. We face substantial competition from many different sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions, government agencies and public and private research institutions.

New developments, including the development of other pharmaceutical technologies and methods of treating disease, occur in the pharmaceutical and life sciences industries at a rapid pace. Developments by competitors may render our product candidates obsolete or noncompetitive. We anticipate that we will face intense and increasing competition as new treatments enter the market and advanced technologies become available.

We are aware of a number of companies focused on developing gene therapies in various indications, including bluebird bio, Inc., Spark Therapeutics Inc., Audentes Therapeutics, Inc., Avalanche Biotechnologies, Inc., Applied Genetics Technologies Corporation (AGTC), Adverum Biotechnologies Inc., Allergan plc, Biogen Inc., AveXis, Inc., Abeona Therapeutics Inc., Dimension Therapeutics, Inc., Editas Medicine, Inc., GenSight Biologics S.A., Limelight Bio, Inc., MeiraGTx Limited, Shire plc, REGENXBIO Inc. and uniQure N.V., as well as several companies addressing other methods for modifying genes and regulating gene expression. Any advances in gene therapy technology made by a competitor may be used to develop therapies that could compete against any of our product candidates.

For our specific retinal gene therapy product candidates, the main competitors include:

∎	Choroideremia: Spark Therapeutics is enrolling patients in its first Phase 1/2 clinical trial of SPK-CHM, an AAV-based gene therapy for the treatment of CHM. 4D Molecular Therapeutics LLC and Biogen also have preclinical programs in CHM and we believe may be planning to initiate clinical trials in this indication in the next 12 months.

∎	X-linked Retinitis Pigmentosa: We are not aware of competitors with ongoing clinical trials of XLRP, although we believe AGTC and MeiraGTx have initiated or will soon initiate clinical trials for the treatment of XLRP, and other companies, including REGENXBIO, may be planning to initiate clinical trials in the future. AGTC and Biogen have published both a stable mutant and a codon-optimized gene capable of producing functional RPGR.

Many of our potential competitors, alone or with their strategic partners, have substantially greater financial, technical and other resources, such as larger research and development, clinical, marketing and manufacturing organizations. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of competitors. Our commercial opportunity could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any product candidate that we may develop. Competitors also may obtain FDA, EMA or other regulatory approval for their products more rapidly or earlier than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Additionally, technologies developed by our competitors may render our product candidates uneconomical or obsolete, and we may not be successful in marketing our product candidates against competitors.

In addition, as a result of the expiration or successful challenge of our patent rights, we could face more litigation with respect to the validity and/or scope of patents relating to our competitors’ products. The availability of our competitors’ products could limit the demand, and the price we are able to charge, for any product candidate that we may develop and commercialize.

The market opportunities for our product candidates may be smaller than we anticipate.

We focus our research and development efforts on treatments for rare, inherited retinal diseases. Our understanding of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our product candidates, is based on estimates. These estimates may prove to be incorrect and new studies may reduce the estimated incidence or prevalence of these diseases. The number of patients in the United States, the European Union and elsewhere may turn out to be lower than expected, may not be otherwise amenable to treatment with our product candidates or patients may become increasingly difficult to identify and access, all of which would adversely affect our business, financial condition, results of operations and prospects.

Further, there are several factors that could contribute to making the actual number of patients who receive our potential products, if and when approved, less than the potentially addressable market. These include the lack of widespread availability of, and limited reimbursement for, new therapies in many underdeveloped markets. Further, the severity of the progression of a disease up to the time of treatment, especially in certain inherited retinal degenerative conditions, will likely diminish the therapeutic benefit conferred by a gene therapy due to irreversible cell death. Lastly, certain patients’ immune systems might prohibit the successful delivery of certain gene therapy products to the target tissue, thereby limiting the treatment outcomes.

The commercial success of our product candidates will depend upon its degree of market acceptance by physicians, patients, third-party payors and others in the medical community.

Ethical, social and legal concerns about gene therapy could result in additional regulations restricting or prohibiting our products, if and when approved. Even with the requisite approvals from the FDA, EMA and other regulatory authorities internationally, the commercial success of our product candidates will depend, in part, on the acceptance of physicians, patients and third-party payors of gene therapy products in general, and our product candidates in particular, as medically necessary, cost-effective and safe. Any product that we commercialize may not gain acceptance by physicians, patients, third-party payors and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenue and may not become profitable. The degree of market acceptance of gene therapy products and, in particular, our product candidates, if approved for commercial sale, will depend on several factors, including:

∎	the efficacy and safety of our product candidates as demonstrated in clinical trials;

∎	the potential and perceived advantages of our product candidates over alternative treatments;

∎	the availability and cost of treatment relative to alternative treatments;

∎	patient awareness of, and willingness to seek, genotyping;

∎	the willingness of physicians to prescribe, and the target patient population to try, new therapies;

∎	the prevalence and severity of any side effects;

∎	product labeling or product insert requirements of the FDA, EMA or other regulatory authorities, including any limitations or warnings contained in a product’s approved labeling;

∎	the timing of market introduction of competitive products;

∎	patient willingness to undergo a surgical procedure;

∎	publicity concerning our product candidates or competing products and treatments;

∎	any restrictions on the use of our products together with other medications; and

∎	favorable third-party payor coverage and adequate reimbursement.

Even if a potential product displays a favorable efficacy and safety profile in preclinical studies and clinical trials, market acceptance of the product will not be fully known until after it is launched.

The insurance coverage and reimbursement status of newly approved products is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for our product candidates, if approved, could limit our ability to market those products.

We expect the cost of a single administration of gene therapy products, such as those we are developing, to be substantial, when and if they achieve regulatory approval. We expect that coverage and adequate reimbursement by government and private payors will be essential for most patients to be able to afford these treatments. Accordingly, sales of our product candidates will depend substantially, both domestically and abroad, on the extent to which the costs of our product candidates will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or will be reimbursed by government authorities, private health coverage insurers and other third-party payors. Coverage and reimbursement by a third-party payor may depend upon several factors, including the third-party payor’s determination that use of a product is:

∎	a covered benefit under its health plan;

∎	safe, effective and medically necessary;

∎	appropriate for the specific patient;

∎	cost-effective; and

∎	neither experimental nor investigational.

Obtaining coverage and reimbursement for a product from third-party payors is a time-consuming and costly process that could require us to provide to the payor supporting scientific, clinical and cost-effectiveness data. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. If coverage and reimbursement are not available, or are available only at limited levels, we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be adequate to realize a sufficient return on our investment.

There is significant uncertainty related to third-party coverage and reimbursement of newly approved products. In the United States, third-party payors, including government payors such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs and biologics will be covered and reimbursed. The Medicare and Medicaid programs increasingly are used as models for how private payors develop their coverage and reimbursement policies. However, no uniform policy of coverage and reimbursement exists among third-party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. One payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage, and adequate reimbursement. Currently, no gene therapy product has been approved for coverage and reimbursement by the Centers for Medicare and Medicaid Services, or CMS, the agency responsible for administering the Medicare program. It is difficult to predict what the CMS will decide with respect to coverage and reimbursement for fundamentally novel products such as ours, as there is no body of established practices and precedents for these types of products. Moreover, reimbursement agencies in the European Union may be more conservative than the CMS. For example, several cancer drugs have been approved for reimbursement in the United States and have not been approved for reimbursement in certain EU Member States. It is difficult to predict what third-party payors will decide with respect to the coverage and reimbursement for our product candidates.

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures, and foreign governments have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. For example, in the United States, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the PPACA, contains provisions that may reduce the profitability of products, including, for example, increased rebates for products sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Further, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several recent congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to product pricing, contain the cost of drugs, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products.

Outside the United States, international operations generally are subject to extensive government price controls and other market regulations, and increasing emphasis on cost-containment initiatives in the European Union, Canada and other countries may put pricing pressure on us. For example, two gene therapy products were approved in the European Union but are yet to be widely available commercially. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. In general, the prices of medicines under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for medical products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our product candidates may be reduced compared with the United States and may be insufficient to generate commercially reasonable product revenues.

Additionally, in countries where the pricing of gene therapy products is subject to governmental control, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU Member States and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidates to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed.

Moreover, increasing efforts by government and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidates. Payors increasingly are considering new metrics as the basis for reimbursement rates, such as average sales price, average manufacturer price and actual acquisition cost. The existing data for reimbursement based on some of these metrics is relatively limited, although certain states have begun to survey acquisition cost data for the purpose of setting Medicaid reimbursement rates, and CMS has begun making pharmacy National Average Drug Acquisition Cost and National Average Retail Price data publicly available on at least a monthly basis. Therefore, it may be difficult to project the impact of these evolving reimbursement metrics on the willingness of payors to cover product candidates that we or our partners are able to commercialize. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become intense. As a result, increasingly high barriers are being erected to the entry of new products such as ours.

Risks Related to Our Intellectual Property

Our rights to develop and commercialize our product candidates are subject to the terms and conditions of licenses granted to us by others.

We do not currently own any patents and we are heavily reliant upon licenses from Oxford University Innovation Limited (formerly, Isis Innovation Limited), or Oxford, to certain patent rights and proprietary technology that are important or necessary to the development of our technology and product candidates, including the patents and know-how relating to vectors for use in gene therapy for CHM. These and other licenses may not provide exclusive rights to use such intellectual property and technology, or may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and product candidates in the future. As a result, we may not be able to prevent competitors from developing and commercializing competitive products, including in territories covered by our licenses.

In some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from third parties. For example, Oxford retains control of such activities. Therefore, we cannot be certain that the Oxford patent applications will be prosecuted, maintained and enforced in a manner consistent with the best interests of our business. If our licensors fail to maintain such patents or patent applications, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated and our right to develop and commercialize any of our product candidates that are the subject of such licensed rights could be adversely affected. In addition to the foregoing, the risks associated with patent rights that we license from third parties will also apply to patent rights we may own in the future.

Licenses to additional third-party technology and materials that may be required for our development programs, including additional technology and materials owned by any of our current licensors, may not be available in the future or may not be available on commercially reasonable terms, or at all, which could have an adverse effect on our business and financial condition.

If we are unable to obtain and maintain patent protection for our current product candidates, any future product candidates we may develop and our technology, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours.

Our success depends, in large part, on our ability to seek, obtain and maintain patent protection in the United States and other countries with respect to our product candidates and to future innovation related to our manufacturing technology. Our licensors have sought and we intend to seek to protect our proprietary position by filing patent applications in the United States, the United Kingdom and elsewhere, related to certain technologies and our product candidates that are important to our business. Our current patent portfolio contains a limited number of patent applications, the majority of which are in-licensed from third parties and relate to compositions related to gene therapy vectors and methods of use of those vectors. However, the risks associated with patent rights generally apply to patent rights that we in-license now or in the future, as well as patent rights that we may own in the future. Moreover, the risks apply with respect to patent rights and other intellectual property applicable to our product candidates, as well as to any intellectual property rights that we may acquire in the future related to future product candidates, if any.

The patent prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner.

In some cases, the work of certain academic researchers in the gene therapy field has entered the public domain, which we believe precludes our ability to obtain patent protection for certain inventions relating to such work. Consequently, we will not be able to assert any such patents to prevent others from using our technology for, and developing and marketing competing products to treat, these indications. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

We are a party to intellectual property license agreements with Oxford and Oxford BioMedica (UK) Limited, or BioMedica, which are important to our business, and we expect to enter into additional license agreements in the future. Our existing license agreements impose, and we expect that future license agreements will impose, various due diligence, development and commercialization timelines, milestone payments, royalties and other obligations on us. See the description in the section titled “Business—Collaboration and License Agreements” herein. If we fail to comply with our obligations under these agreements, or we are subject to a bankruptcy, or, in some cases, under other circumstances, the licensor may have the right to terminate the license, in which event we would not be able to market product candidates covered by the license. In addition, certain of these license agreements are not assignable by us without the consent of the respective licensor, which may have an adverse effect on our ability to engage in certain transactions.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has, in recent years, been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of any patent rights are highly uncertain. Our licensed patent applications may not result in patents being issued which protect our technology or product candidates, effectively prevent others from commercializing competitive technologies and product candidates or otherwise provide any competitive advantage. In fact, patent applications may not issue as patents at all. Even assuming patents issue from patent applications in which we have rights, changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.

Other parties have developed technologies that may be related or competitive to our own and such parties may have filed or may file patent applications, or may have received or may receive patents, claiming inventions that may overlap or conflict with those claimed in our own patent applications or issued patents. We may not be aware of all third-party intellectual property rights potentially relating to our current and future our product candidates. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and in other jurisdictions are typically not published until 18 months after filing, or, in some cases, not at all. Therefore, we cannot know with certainty whether the inventors of our licensed patents and applications were the first to make the inventions claimed in those patents or pending patent applications, or that they were the first to file for patent protection of such inventions. Similarly, should we own any patents or patent applications in the future, we may not be certain that we were the first to file for patent protection for the inventions claimed in such patents or patent applications. As a result, the issuance, scope, validity and commercial value of our patent rights cannot be predicted with any certainty.

The degree of patent protection we require to successfully compete in the marketplace may be unavailable or severely limited in some cases and may not adequately protect our rights or permit us to gain or keep any competitive advantage. We cannot provide any assurances that any of our licensed patents have, or that any of our pending licensed patent applications that mature into issued patents will include, claims with a scope sufficient to protect our product candidates or otherwise provide any competitive advantage. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Furthermore, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our licensed patent portfolio may not provide us with adequate and continuing patent protection sufficient to exclude others from commercializing products similar to our product candidates, including biosimilar versions of such products. In addition, the intellectual property portfolio licensed to us by Oxford may be used by them or licensed to third parties, and such third parties may have certain enforcement rights. Thus, patents licensed to us could be put at risk of being invalidated or interpreted narrowly in litigation filed by or against our licensors or another licensee or in administrative proceedings brought by or against our licensors or another licensee in response to such litigation or for other reasons.

Even if we acquire patent protection that we expect should enable us to maintain some competitive advantage, third parties, including competitors, may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. In litigation, a competitor could claim that our patents, if issued, are not valid for a number of reasons. If a court agrees, we would lose our rights to those challenged patents.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability and our licensed patents may be challenged in courts or patent offices in the United States and abroad. For example, we may be subject to a third-party submission of prior art to the U.S. Patent and Trademark Office, or USPTO, challenging the validity of one or more claims of our licensed patents. Such submissions may also be made prior to a patent’s issuance, precluding the granting of a patent based on one of our pending licensed patent applications. We may become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging the patent rights of others from whom we have obtained licenses to such rights. Competitors may claim that they invented the inventions claimed in our licensed issued patents or patent applications prior to the inventors of such patents or applications, or may have filed patent applications before Oxford or BioMedica, as owner of the patent rights. A competitor who can establish an earlier filing or invention date may also claim that we are infringing their patents and that we therefore cannot practice our technology as claimed under our licensed patents, if issued. Competitors may also contest our licensed patents, if issued, by showing that the invention was not patent-eligible, was not novel, was obvious or that the patent claims failed any other requirement for patentability.

In addition, Oxford may in the future be subject to claims by former employees or consultants asserting an ownership right in our licensed patent applications, as a result of the work they performed. An adverse determination in any such submission or proceeding may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar technology and therapeutics, without payment to us, or could limit the duration of the patent protection covering our technology and product candidates. Such challenges may also result in our inability to manufacture or commercialize our product candidates without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Even if they are unchallenged, our licensed patents and pending patent applications, if issued, may not provide us with any meaningful protection or prevent competitors from designing around our patent claims to circumvent our licensed patents by developing similar or alternative technologies or therapeutics in a non-infringing manner. For example, a third party may develop a competitive therapeutic that provides benefits similar to one or more of our product candidates but that uses a vector or an expression construct that falls outside the scope of our patent protection. If the patent protection provided by the patents and patent applications we hold or pursue with respect to our product candidates is not sufficiently broad to impede such competition, our ability to successfully commercialize our product candidates could be negatively affected, which would harm our business.

Our intellectual property licenses with third parties may be subject to disagreements over contract interpretation, which could narrow the scope of our rights to the relevant intellectual property or technology or increase our financial or other obligations to our licensors.

We currently depend, and will continue to depend, on our license agreements, including our agreements with Oxford and BioMedica, whereby we obtain rights in certain patents and patent applications owned by them. Further development and commercialization of our current product candidates may, and development of any future product candidates will, require us to enter into additional license or collaboration agreements, including, potentially, additional agreements with Oxford or BioMedica. The agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have an adverse effect on our business, financial condition, results of operations and prospects.

If any of our licenses or material relationships or any in-licenses upon which our licenses are based are terminated or breached, we may:

∎	lose our rights to develop and market our product candidates;

∎	lose patent protection for our product candidates;

∎	experience significant delays in the development or commercialization of our product candidates;

∎	not be able to obtain any other licenses on acceptable terms, if at all; or

∎	incur liability for damages.

In addition, a third party may in the future bring claims that our performance under our license agreements, including our sponsoring of clinical trials, interferes with such third party’s rights under its agreement with one of our licensors. If any such claim were successful, it may adversely affect our rights and ability to advance our product candidates as a clinical candidates or subject us to liability for monetary damages, any of which would have an adverse effect on our business, financial condition, results of operations and prospects.

These risks apply to any agreements that we may enter into in the future for our current or any future product candidates. If we experience any of the foregoing, it could have a negative impact on our business, financial condition, results or operations and prospects.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

We have entered into license agreements with third parties and may need to obtain additional licenses from one or more of these same third parties or from others to advance our research or allow commercialization of our product candidates. It is possible that we may be unable to obtain additional licenses at a reasonable cost or on reasonable terms, if at all. In that event, we may be required to expend significant time and resources to redesign our product candidates or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize our product candidates, which would harm our business. We cannot provide any assurances that third-party patents or other intellectual property rights do not exist which might be enforced against our current manufacturing methods, product candidates or future manufacturing methods or product candidates, resulting in either an injunction prohibiting our manufacture or sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties.

In each of our existing license agreements, and we expect in our future agreements, patent prosecution of our licensed technology is controlled solely by the licensor, and we may be required to reimburse the licensor for their costs of patent prosecution. If our licensors fail to obtain and maintain patent or other protection for the proprietary intellectual property we license from them, we could lose our rights to the intellectual property or our exclusivity with respect to those rights, and our competitors could market competing products using the intellectual property. Our license agreements with Oxford also require us to meet development thresholds to maintain each license, including establishing a set timeline for developing and commercializing product candidates. Disputes may arise regarding intellectual property subject to a licensing agreement, including:

∎	the scope of rights granted under the license agreement and other interpretation-related issues;

∎	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

∎	the sublicensing of patent and other rights pursuant to our collaborative development relationships;

∎	our diligence obligations under the license agreements and what activities satisfy those diligence obligations;

∎	the inventorship or ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

∎	the priority of invention of patented technology.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize our product candidates.

We may not be successful in obtaining necessary rights to our product candidates through acquisitions and in-licenses.

We currently have certain rights to the intellectual property, through licenses from third parties, to develop our product candidates. Because our programs may require the use of additional proprietary rights held by these or other third parties, the growth of our business likely will depend, in part, on our ability to acquire, in-license or use these proprietary rights. We may be unable to acquire or in-license any compositions, methods of use, processes or other intellectual property rights from third parties that we identify as necessary for our product candidates. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment.

We may collaborate with non-profit and academic institutions to accelerate our preclinical research and development under written agreements with these institutions. These institutions may provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Regardless of such option, we may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to other parties, potentially blocking our ability to pursue our program.

If we are unable to successfully obtain rights to required third-party intellectual property or maintain the existing intellectual property rights we have, we may have to abandon development of our product candidates and our business, financial condition, results of operations and prospects could suffer. Moreover, to the extent that we seek to develop other product candidates in the future, we will likely require acquisition or in-license of additional proprietary rights held by third parties.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated as a result of non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and/or applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our licensed patents and/or applications and any patent rights we may own in the future. We rely on our outside counsel or our licensing partners to pay these fees due to non-U.S. patent agencies. The USPTO and various non-U.S. government patent agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply and we are also dependent on our licensors to take the necessary action to comply with these requirements with respect to our licensed intellectual property. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market and this circumstance could have an adverse effect on our business.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less extensive than those in the United States. In some cases, we may not be able to obtain patent protection for certain licensed technology outside the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States, even in jurisdictions where we do pursue patent protection. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, even in jurisdictions where we do pursue patent protection or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not pursued and obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product candidates and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents, if pursued and obtained, or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Issued patents covering our product candidates could be found invalid or unenforceable if challenged in court. We may not be able to protect our trade secrets in court.

If one of our licensing partners or we initiate legal proceedings against a third party to enforce a patent covering our product candidates, assuming such a patent has issued or does issue, the defendant could counterclaim that the patent covering our product candidates is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could include an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, written description, non-enablement or failure to claim patent-eligible subject matter. Grounds for an unenforceability assertion could include an allegation that someone connected with prosecution of the patent withheld information material to patentability from the USPTO, or made a misleading statement, during prosecution. Third parties also may raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, inter partes review and equivalent proceedings in foreign jurisdictions. Such proceedings could result in the revocation or cancellation of or amendment to our patents in such a way that they no longer cover our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which the patent examiner and we or our licensing partners were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we could lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection could have an adverse impact on our business.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect and some courts inside and outside the United States are less willing or unwilling to protect trade secrets. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors and contractors. However, we may not be able to prevent the unauthorized disclosure or use of our technical know-how or other trade secrets by the parties to these agreements, despite the existence generally of confidentiality agreements and other contractual restrictions. Monitoring unauthorized uses and disclosures is difficult and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. If any of the collaborators, scientific advisors, employees and consultants who are parties to these agreements breach or violate the terms of any of these agreements, we may not have adequate remedies for any such breach or violation. As a result, we could lose our trade secrets.

We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements and security measures, they may still be breached, and we may not have adequate remedies for any breach.

In addition, our trade secrets may otherwise become known or be independently discovered by competitors. Competitors could purchase our product candidates and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology or develop their own competitive technologies that fall outside of our intellectual property rights. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate such trade secrets, from using that technology or information to compete with us. If our trade secrets are not adequately protected so as to protect our market against competitors’ therapeutics, our competitive position could be adversely affected, as could our business.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights.

Our commercial success depends upon our ability and the ability of our future collaborators to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the proprietary rights and intellectual property of third parties. The biotechnology and pharmaceutical industries are characterized by extensive and complex litigation regarding patents and other intellectual property rights. We may in the future become party to, or be threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our product candidates and technology, including interference proceedings, post grant review and inter partes review before the USPTO. Our competitors or other third parties may assert infringement claims against us, alleging that our therapeutics, manufacturing methods, formulations or administration methods are covered by their patents. Given the vast number of patents in our field of technology, we cannot be certain or guarantee that we do not infringe existing patents or that we will not infringe patents that may be granted in the future. Many companies and institutions have filed, and continue to file, patent applications related to gene therapy and related manufacturing methods. Some of these patent applications have already been allowed or issued and others may issue in the future. For example, we are aware of an issued U.S. patent and an allowed U.S. patent application that claim codon-optimized versions of the RPGR gene and foreign counterparts thereof. Since this area is competitive and of strong interest to pharmaceutical and biotechnology companies, there will likely be additional patent applications filed and additional patents granted in the future, as well as additional research and development programs expected in the future. Furthermore, because patent applications can take many years to issue, may be confidential for 18 months or more after filing and can be revised before issuance, there may be applications now pending which may later result in issued patents that may be infringed by the manufacture, use, sale or importation of our product candidates and we may or may not be aware of such patents. If a patent holder believes the manufacture, use, sale or importation of one of our product candidates infringes its patent, the patent holder may sue us even if we have licensed other patent protection for our technology. Moreover, we may face patent infringement claims from non-practicing entities that have no relevant product revenue and against whom our licensed patent portfolio may therefore have no deterrent effect.

It is also possible that we have failed to identify relevant third-party patents or applications. For example, applications filed before November 29, 2000 and certain applications filed after that date that will not be filed outside the United States may remain confidential until patents issue. Moreover, it is difficult for industry participants, including us, to identify all third-party patent rights that may be relevant to our product candidates and technologies because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. We may fail to identify relevant patents or patent applications or may identify pending patent applications of potential interest but incorrectly predict the likelihood that such patent applications may issue with claims of relevance to our technology. In addition, we may be unaware of one or more issued patents that would be infringed by the manufacture, sale or use of a current or future product candidate, or we may incorrectly conclude that a third-party patent is invalid, unenforceable or not infringed by our activities. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our technologies, our product candidates or the use of our product candidates.

Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of their merit. There is a risk that third parties may choose to engage in litigation with us to enforce or to otherwise assert their patent or other intellectual property rights against us. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could adversely affect our ability to commercialize our product candidates. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. Similarly, there is no assurance that a court of competent jurisdiction would find that product candidates or our technology did not infringe a third-party patent.

Patent and other types of intellectual property litigation can involve complex factual and legal questions, and their outcome is uncertain. If we are found, or believe there is a risk that we may be found, to infringe a third party’s valid and enforceable intellectual property rights, we could be required or may choose to obtain a license from such third party to continue developing, manufacturing and marketing our product candidates and technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. We could be forced, including by court order, to cease developing, manufacturing and commercializing the infringing technology or product candidate. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. A finding of infringement could prevent us from manufacturing and commercializing our product candidates or force us to cease some or all of our business operations, which could harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business, financial condition, results of operations and prospects.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Litigation or other legal proceedings relating to intellectual property claims, with or without merit, are unpredictable and generally expensive and time-consuming. Competitors may infringe our patents or the patents of our licensing partners, should such patents issue, or we may be required to defend against claims of infringement. To counter infringement or unauthorized use claims or to defend against claims of infringement can be expensive and time consuming. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ADSs. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities.

We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing, misappropriating or successfully challenging our intellectual property rights. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a negative impact on our ability to compete in the marketplace.

We may be subject to claims asserting that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Certain of our employees, consultants or advisors are currently, or were previously, employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors, as well as our academic partners. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these individuals or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. An inability to incorporate such technologies or features would harm our business and may prevent us from successfully commercializing our product candidates. In addition, we may lose personnel as a result of such claims and any such litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent contractors. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our product candidates, which would have an adverse effect on our business, results of operations and financial condition. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. Moreover, even when we obtain agreements assigning intellectual property to us, the assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Furthermore, individuals executing agreements with us may have preexisting or competing obligations to a third party, such as an academic institution, and thus an agreement with us may be ineffective in perfecting ownership of inventions developed by that individual. Disputes about the ownership of intellectual property that we may own may have an adverse effect on our business.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes several significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and also may affect patent litigation. These also include provisions that switched the United States from a “first-to-invent” system to a “first-to-file” system, allow third-party submission of prior art to the USPTO during patent prosecution and set forth additional procedures to attack the validity of a patent through various post-grant proceedings administered by the USPTO. Under a first-to-file system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor had made the invention earlier. The USPTO developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first-to-file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a negative impact effect on our business, financial condition, results of operations and prospects.

The patent positions of companies engaged in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. Two cases involving diagnostic method claims and “gene patents” have recently been decided by the Supreme Court of the United States, or the Supreme Court. On March 20, 2012, the Supreme Court issued a decision in Mayo Collaborative Services v. Prometheus Laboratories, Inc., or Prometheus, a case involving patent claims directed to a process of measuring a metabolic product in a patient to optimize a drug dosage for the patient. According to the Supreme Court, the addition of well-understood, routine or conventional activity such as “administering” or “determining” steps was not enough to transform an otherwise patent-ineligible natural phenomenon into patent-eligible subject matter. On July 3, 2012, the USPTO issued a guidance memo to patent examiners indicating that process claims directed to a law of nature, a natural phenomenon or a naturally occurring relation or correlation that do not include additional elements or steps that integrate the natural principle into the claimed invention such that the natural principle is practically applied and the claim amounts to significantly more than the natural principle itself should be rejected as directed to patent-ineligible subject matter. On June 13, 2013, the Supreme Court issued its decision in Association for Molecular Pathology v. Myriad Genetics, Inc., or Myriad, a case involving patent claims held by Myriad Genetics, Inc. relating to the breast cancer susceptibility genes BRCA1 and BRCA2. Myriad held that an isolated segment of naturally occurring DNA, such as the DNA constituting the BRCA1 and BRCA2 genes, is not patent-eligible subject matter, but that complementary DNA may be patent-eligible.

Recently, the USPTO issued a guidance memorandum to patent examiners titled, “2014 Procedure For Subject Matter Eligibility Analysis Of Claims Reciting Or Involving Laws Of Nature/Natural Principles, Natural Phenomena, And/Or Natural Products.” These guidelines instruct USPTO examiners on the ramifications of the Prometheus and Myriad rulings and apply the Myriad ruling to natural products and principles including all naturally occurring nucleic acids. Certain claims of our licensed patents and patent applications contain claims that relate to specific recombinant DNA sequences that are naturally occurring at least in part and, therefore, could be the subject of future challenges made by third parties. In addition, the recent USPTO guidance could impact our ability to pursue similar patent claims in patent applications we may prosecute in the future.

We cannot assure you that our efforts to seek patent protection for our technology and product candidates will not be negatively impacted by the decisions described above, rulings in other cases or changes in guidance or procedures issued by the USPTO. We cannot fully predict what impact the Supreme Court’s decisions in Prometheus and Myriad may have on the ability of life science companies to obtain or enforce patents relating to their products and technologies in the future. These decisions, the guidance issued by the USPTO and rulings in other cases or changes in USPTO guidance or procedures could have a negative impact on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future.

Moreover, although the Supreme Court has held in Myriad that isolated segments of naturally occurring DNA are not patent-eligible subject matter, certain third parties could allege that activities that we may undertake infringe other gene-related patent claims, and we may deem it necessary to defend ourselves against these claims by asserting non-infringement and/or invalidity positions, or paying to obtain a license to these claims. In any of the foregoing or in other situations involving third-party intellectual property rights, if we are unsuccessful in defending against claims of patent infringement, we could be forced to pay damages or be subjected to an injunction that would prevent us from utilizing the patented subject matter. Such outcomes could harm our business, financial condition, results of operations or prospects.

We may need to obtain patent term extension for our product candidates.

Depending upon the timing, duration and specifics of any FDA marketing approval of our product candidates, one or more U.S. patents that we license or may own in the future may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process based on the first regulatory approval for a particular drug or biologic. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. In addition, to the extent we wish to pursue patent term extension based on a patent that we in-license from a third party, we would need the cooperation of that third party. If we are unable to obtain patent term extension or the term of any such extension is less than we request, our competitors may be able to enter the market sooner, and our revenue could be reduced.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest.

We do not currently have any registered trademarks and we have not filed any trademark applications to date. Any trademark applications in the United States, Europe and in other foreign jurisdictions where we may file may not be allowed or may subsequently be opposed. Once filed and registered, our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. As a means to enforce our trademark rights and prevent infringement, we may be required to file trademark claims against third parties or initiate trademark opposition proceedings. This can be expensive and time-consuming, particularly for a company of our size. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources.

Intellectual property rights and regulatory exclusivity rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

∎	others may be able to make gene therapy products that are similar to our product candidates but that are not covered by the claims of the patents that we license or may own in the future;

∎	we, or our license partners or future collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent applications that we license or may own in the future;

∎	we, or our license partners or future collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

∎	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;

∎	others may circumvent our regulatory exclusivities, such as by pursuing approval of a competitive product candidate via the traditional approval pathway based on their own clinical data, rather than relying on the abbreviated pathway provided for biosimilar applicants;

∎	it is possible that our pending licensed patent applications or those that we may own in the future will not lead to issued patents;

∎	issued patents that we hold rights to now or in the future may be held invalid or unenforceable, including as a result of legal challenges by our competitors;

∎	others may have access to the same intellectual property rights licensed to us on a non-exclusive basis;

∎	our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

∎	we may not develop additional proprietary technologies that are patentable;

∎	the patents or other intellectual property rights of others may have an adverse effect on our business; or

∎	we may choose not to file a patent for certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could significantly harm our business, financial condition, results of operations and prospects.

Risks Related to Government Regulation

Even if we complete the necessary clinical trials, we cannot predict when, or if, we will obtain regulatory approval to commercialize our product candidates and the approval may be for a more narrow indication than we seek.

We cannot commercialize a product candidate until the appropriate regulatory authorities have reviewed and approved the product candidate. The FDA must review and approve any new pharmaceutical product before it can be marketed and sold in the United States. The FDA regulatory review and approval process, which includes evaluation of preclinical studies and clinical trials of a product candidate and proposed labeling, as well as the evaluation of the manufacturing process and manufacturers’ facilities, is lengthy, expensive and uncertain. To obtain approval, we must, among other things, demonstrate with substantial evidence from well-controlled clinical trials that the product candidate is both safe and effective for each indication where approval is sought. Even if our product candidates meet the FDA’s safety and efficacy endpoints in clinical trials, the FDA may not complete their review processes in a timely manner, or we may not be able to obtain regulatory approval. The FDA has substantial discretion in the review and approval process and may refuse to file our application for substantive review or may determine after review of our data that our application is insufficient to allow approval of our product candidates. The FDA may require that we conduct additional preclinical studies, clinical trials or manufacturing validation studies and submit that data before it will reconsider our application. Additional delays may result if an FDA Advisory Committee or other regulatory authority recommends non-approval or restrictions on approval. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory authority policy during the period of product development, clinical trials and the review process.

The FDA, EMA or other regulatory authorities also may approve a product candidate for more limited indications than requested or may impose significant limitations in the form of narrow indications, warnings or a REMS. These regulatory authorities may require precautions or contraindications with respect to conditions of use or may grant approval subject to the performance of costly post-marketing clinical trials. In addition, the FDA, EMA or other regulatory authorities may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates. Any of the foregoing scenarios could harm the commercial prospects for our product candidates and negatively impact our business, financial condition, results of operations and prospects.

Delays in obtaining regulatory approval of our manufacturing process and facility or disruptions in our manufacturing process may delay or disrupt our product development and commercialization efforts. To date, to our knowledge, no cGMP gene therapy manufacturing facility in the United States has received approval from the FDA for the manufacture of an approved gene therapy product.

We do not currently operate manufacturing facilities for clinical or commercial production of our product candidates. Before we can begin to commercially manufacture our product candidates, whether in a third-party facility or in our own facility, once established, we must obtain regulatory approval from the FDA for our manufacturing process and facility. A manufacturing authorization must also be obtained from the appropriate European Union regulatory authorities. To date, to our knowledge, no cGMP gene therapy manufacturing facility in the United States has received approval from the FDA for the manufacture of an approved gene therapy product and, therefore, the timeframe required for us to obtain such approval is uncertain. In addition, we or a third-party manufacturer must pass a pre-approval inspection of the manufacturing facility by the FDA before our product candidates can obtain marketing approval. In order to obtain approval, we will need to ensure that all of our processes, methods and equipment are compliant with cGMP, and perform extensive audits of vendors, contract laboratories and suppliers. If any of our vendors, contract laboratories or suppliers are found to be non-compliant with cGMP, we may experience delays or disruptions in manufacturing while we work with these third parties to remedy the violation or while we work to identify suitable replacement vendors. The cGMP requirements govern quality control of the manufacturing process and documentation policies and procedures. In complying with cGMP, we will be obligated to expend time, money and effort in production, record keeping and quality control to assure that the product meets applicable specifications and other requirements. If we fail to comply with these requirements, we would be subject to possible regulatory action and may not be permitted to sell any product candidate that we may develop.

If we or our third-party manufacturers fail to comply with applicable cGMP regulations, the FDA, EMA and other regulatory authorities can impose regulatory sanctions including, among other things, refusal to approve a pending application for a new product candidate or suspension or revocation of a pre-existing approval. Such an occurrence may cause our business, financial condition, results of operations and prospects to be harmed.

Additionally, if the supply from our third-party manufacturers is interrupted, there could be a significant disruption in commercial supply of our products. We do not currently have a backup manufacturer of our product candidate supply for clinical trials or commercial sale. An alternative manufacturer would need to be qualified through a supplement to its regulatory filing, which could result in further delays. The regulatory authorities also may require additional clinical trials if a new manufacturer is relied upon for commercial production. Switching manufacturers may involve substantial costs and could result in a delay in our desired clinical and commercial timelines.

If our competitors are able to obtain orphan drug exclusivity for products that constitute the same drug and treat the same indications as our product candidates, we may not be able to have competing products approved by applicable regulatory authorities for a significant period of time. In addition, even if we obtain orphan drug exclusivity for any of our products, such exclusivity may not protect us from competition.

Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate products for relatively small patient populations as orphan drugs. Under the Orphan Drug Act of 1983, the FDA may designate a product candidate as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as having a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the European Union, the EMA’s Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union. Additionally, orphan designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug or biologic product.

We have received orphan drug designation for NSR-REP1 for the treatment of CHM from the FDA in the United States and from the EMA in the European Union. The designation of NSR-REP1 as an orphan product does not guarantee that any regulatory agency will accelerate regulatory review of, or ultimately approve, that product candidate, nor does it limit the ability of any regulatory agency to grant orphan drug designation to product candidates of other companies that treat the same indications as our product candidates prior to our product candidates receiving exclusive marketing approval. For example, we are aware that Spark Therapeutics Inc. was also granted orphan product designation by the EMA and FDA for its product candidate for the treatment of CHM and is currently enrolling patients in a Phase 1/2 clinical trial.

Generally, if a product candidate with an orphan drug designation receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or the EMA from approving another marketing application for a product that constitutes the same drug treating the same indication for that marketing exclusivity period, except in limited circumstances. If another sponsor receives such approval before we do (regardless of our orphan drug designation), we will be precluded from receiving marketing approval for our product for the applicable exclusivity period. The applicable period is seven years in the United States and ten years in the European Union. The exclusivity period in the European Union can be reduced to six years if a product no longer meets the criteria for orphan drug designation or if the product is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be revoked if any regulatory agency determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of patients with the rare disease or condition.

Even if we obtain orphan drug exclusivity for a product candidate, that exclusivity may not effectively protect the product candidate from competition because different drugs can be approved for the same condition. In the United States, even after an orphan drug is approved, the FDA may subsequently approve another drug for the same condition if the FDA concludes that the latter drug is not the same drug or is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In the European Union, marketing authorization may be granted to a similar medicinal product for the same orphan indication if:

∎	the second applicant can establish in its application that its medicinal product, although similar to the orphan medicinal product already authorized, is safer, more effective or otherwise clinically superior;

∎	the holder of the marketing authorization for the original orphan medicinal product consents to a second orphan medicinal product application; or

∎	the holder of the marketing authorization for the original orphan medicinal product cannot supply sufficient quantities of orphan medicinal product.

Even if we obtain regulatory approval for a product candidate, our product candidates will remain subject to regulatory oversight.

Even if we obtain regulatory approval for our product candidates, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping and submission of safety and other post-market information. Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the quality, safety and efficacy of the product. For example, the holder of an approved BLA is obligated to monitor and report adverse events and any failure of a product to meet the specifications in the BLA. FDA guidance advises that patients treated with some types of gene therapy undergo follow-up observations for potential adverse events for as long as 15 years. The holder of an approved BLA also must submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. In addition, the holder of a BLA must comply with the FDA’s advertising and promotion requirements, such as those related to the prohibition on promoting products for uses or in patient populations that are not described in the product’s approved labeling (known as “off-label use”). Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws.

In addition, product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP requirements and adherence to commitments made in the BLA or foreign marketing application. If we, or a regulatory authority, discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured or if a regulatory authority disagrees with the promotion, marketing or labeling of that product, a regulatory authority may impose restrictions relative to that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

If we fail to comply with applicable regulatory requirements following approval of our product candidates, a regulatory or enforcement authority may:

∎	issue a warning letter asserting that we are in violation of the law;

∎	seek an injunction or impose administrative, civil or criminal penalties or monetary fines;

∎	suspend or withdraw regulatory approval;

∎	suspend any ongoing clinical trials;

∎	refuse to approve a pending BLA or comparable foreign marketing application (or any supplements thereto) submitted by us or our strategic partners;

∎	restrict the marketing or manufacturing of the product;

∎	seize or detain the product or otherwise require the withdrawal of the product from the market;

∎	refuse to permit the import or export of the product; or

∎	refuse to allow us to enter into supply contracts, including government contracts.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and adversely affect our business, financial condition, results of operations and prospects.

In addition, the FDA’s policies, and those of the EMA and other regulatory authorities, may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would negatively impact our business, financial condition, results of operations and prospects.

Even if we obtain and maintain approval for our product candidates in a major pharmaceutical market such as the United States, we may never obtain approval for our product candidates in other major markets.

In order to market any products in a country or territory, we must establish and comply with numerous and varying regulatory requirements of such countries or territories regarding safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking regulatory approvals in all major markets could result in significant delays, difficulties and costs for us and may require additional preclinical studies or clinical trials, which would be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our product candidates in those countries. Satisfying these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. In addition, our failure to obtain regulatory approval in any country may delay or have negative effects on the process for regulatory approval in other countries. We currently do not have any product candidates approved for sale in any jurisdiction, whether in the United States, Europe or any other international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be compromised.

We may seek a conditional marketing authorization in Europe for some or all of our current product candidates, but we may not be able to obtain or maintain such designation.

As part of its marketing authorization process, the EMA may grant marketing authorizations for certain categories of medicinal products on the basis of less complete data than is normally required, when doing so may meet unmet medical needs of patients and serve the interest of public health. In such cases, it is possible for the Committee for Medicinal Products for Human Use, or CHMP, to recommend the granting of a marketing authorization, subject to certain specific obligations to be reviewed annually, which is referred to as a conditional marketing authorization. This may apply to medicinal products for human use that fall under the jurisdiction of the EMA, including those that aim at the treatment, the prevention, or the medical diagnosis of seriously debilitating or life-threatening diseases and those designated as orphan medicinal products.

A conditional marketing authorization may be granted when the CHMP finds that, although comprehensive clinical data referring to the safety and efficacy of the medicinal product have not been supplied, all the following requirements are met:

∎	the risk-benefit balance of the medicinal product is positive;

∎	it is likely that the applicant will be in a position to provide the comprehensive clinical data;

∎	unmet medical needs will be fulfilled; and

∎	the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data is still required.

The granting of a conditional marketing authorization is restricted to situations in which only the clinical part of the application is not yet fully complete. Incomplete preclinical or quality data may only be accepted if duly justified and only in the case of a product intended to be used in emergency situations in response to public health threats. Conditional marketing authorizations are valid for one year, on a renewable basis. The holder will be required to complete ongoing trials or to conduct new trials with a view to confirming that the benefit-risk balance is positive. In addition, specific obligations may be imposed in relation to the collection of pharmacovigilance data.

Granting a conditional marketing authorization allows medicines to reach patients with unmet medical needs earlier than might otherwise be the case and will ensure that additional data on a product is generated, submitted, assessed and acted upon. Although we may seek a conditional marketing authorization for one or more of our product candidates by the EMA, the CHMP may ultimately not agree that the requirements for such conditional marketing authorization have been satisfied and hence delay the commercialization of our product candidates.

Healthcare legislative reform measures may have a negative impact on our business and results of operations.

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates for which we obtain marketing approval.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, changed the way Medicare covers and pays for pharmaceutical products. The MMA expanded Medicare coverage for outpatient drug purchases by adding a new Medicare Part D program and introduced a new reimbursement methodology based on average sales prices for Medicare Part B physician-administered drugs. In addition, the MMA authorized Medicare Part D prescription drug plans to limit the number of drugs that will be covered in any therapeutic class in their formularies. The MMA’s cost reduction initiatives and other provisions could decrease the coverage and price that we receive for any approved products. While the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors. Similar regulations or reimbursement policies may be enacted in international markets which could similarly impact our business.

More recently, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the PPACA, was passed, which substantially changes the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. The

PPACA, among other things: (i) addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; (ii) increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations; (iii) establishes annual fees and taxes on manufacturers of certain branded prescription drugs; (iv) expands the availability of lower pricing under the 340B drug pricing program by adding new entities to the program; and (v) establishes a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D. Additionally, in the United States, the Biologics Price Competition and Innovation Act of 2009 created an abbreviated approval pathway for biologic products that are demonstrated to be “highly similar” (biosimilar) or “interchangeable” with an FDA-approved biologic product. This new pathway could allow competitors to reference data from biologic products already approved after 12 years from the time of approval. This could expose us to potential competition by lower-cost biosimilars even if we commercialize a product candidate faster than our competitors. Moreover, the creation of this abbreviated approval pathway does not preclude or delay a third party from pursuing approval of a competitive product candidate via the traditional approval pathway based on their own clinical trial data.

Additional changes that may affect our business include those governing enrollment in federal healthcare programs, reimbursement changes, rules regarding prescription drug benefits under the health insurance exchanges and fraud and abuse and enforcement. Continued implementation of the PPACA and the passage of additional laws and regulations may result in the expansion of new programs such as Medicare payment for performance initiatives, and may impact existing government healthcare programs, such as by improving the physician quality reporting system and feedback program.

For each state that does not choose to expand its Medicaid program, there likely will be fewer insured patients overall, which could impact the sales, business and financial condition of manufacturers of branded prescription drugs. Where patients receive insurance coverage under any of the new options made available through the PPACA, manufacturers may be required to pay Medicaid rebates on that resulting drug utilization. The U.S. federal government also has announced delays in the implementation of key provisions of the PPACA. The implications of these delays for our and our potential partners’ business and financial condition, if any, are not yet clear.

In addition, there have been judicial and congressional challenges to certain aspects of the PPACA, and we expect the current administration and Congress will likely continue to seek legislative and regulatory changes, including repeal and replacement of certain provisions of the PPACA. In January 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the PPACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the PPACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. The U.S. House of Representatives passed legislation known as the American Health Care Act of 2017 in May 2017. More recently, the Senate Republicans introduced and then updated a bill to replace the PPACA known as the Better Care Reconciliation Act of 2017. The Senate Republicans also introduced legislation to repeal the PPACA without companion legislation to replace it, and a “skinny” version of the Better Care Reconciliation Act of 2017. Each of these measures was rejected by the full Senate. Congress will likely consider other legislation to replace elements of the PPACA. We cannot know how efforts to repeal and replace the PPACA or any future healthcare reform legislation will impact our business.

We expect that the PPACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

We are subject to the U.K. Bribery Act, the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, as well as export control laws, import and customs laws, trade and economic sanctions laws and other laws governing our operations.

Our operations are subject to anti-corruption laws, including the U.K. Bribery Act 2010, or the Bribery Act, the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. §201, the U.S. Travel Act, and other anti-corruption laws that apply in countries where we do business. The Bribery Act, the FCPA and these other laws generally prohibit us and our employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to government officials or other persons to obtain or retain business or gain some other business advantage. Under the Bribery Act, we may also be liable for failing to prevent a person associated with us from committing a bribery offense. We and our commercial partners operate in a number of jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and we participate in collaborations and relationships with third parties whose corrupt or illegal activities could potentially subject us to liability under the Bribery Act, FCPA or local anti-corruption laws, even if we do not explicitly authorize or have actual knowledge of such activities. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the United States, and authorities in the European Union, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws.

There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the Bribery Act, the FCPA or other legal requirements, including Trade Control laws. If we are not in compliance with the Bribery Act, the FCPA and other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws or Trade Control laws by United Kingdom, United States or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition.

Our relationships with customers, physicians and third-party payors will be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, health information privacy and security laws and other healthcare laws and regulations. If we are found in violation of these laws and regulations, we may be required to pay a penalty or be suspended from participation in federal or state healthcare programs, which may adversely affect our business, financial condition and results of operations.

If we obtain FDA approval for our product candidates and begin commercializing them in the United States, our operations will be directly, or indirectly through our prescribers, customers and purchasers, subject to various federal and state fraud and abuse laws and regulations, including, without limitation, the federal Anti-Kickback Statute, the federal civil and criminal laws and Physician Payments Sunshine Act and regulations. These laws will impact, among other things, our proposed sales, marketing and educational programs. In addition, we may be subject to patient privacy laws by both the federal government and the states in which we conduct our business. The laws that will affect our operations include, but are not limited to:

∎	the federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, in return for either the referral of an individual, or the purchase, leasing, furnishing or arranging for the purchase, lease or order of a good, facility, item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand, and prescribers, purchasers and formulary managers on the other. The PPACA amended the intent requirement of the federal Anti-Kickback Statute, such that a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it;

∎	federal civil and criminal false claims laws and civil monetary penalty laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid or other government payors that are false or fraudulent. The PPACA provides, and recent government cases against pharmaceutical and medical device manufacturers support the view that federal Anti-Kickback Statute violations and certain marketing practices, including off-label promotion, may implicate the False Claims Act;

∎	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit, among other things, a person from knowingly and willfully executing a scheme or from making false or fraudulent statements to defraud any healthcare benefit program, regardless of the payor (e.g., public or private);

∎	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, which impose certain requirements relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization by entities subject to the rule, such as health plans, health care clearinghouses and health care providers, and their respective business associates that perform certain functions or activities that involve the use or disclosure of protected health information on their behalf;

∎	federal transparency laws, including the federal Physician Payment Sunshine Act, that require certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the CMS information related to: (i) payments or other “transfers of value” made to physicians and teaching hospitals and (ii) ownership and investment interests held by physicians and their immediate family members; and

∎	state and foreign law equivalents of each of the above federal laws, state and local laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures, and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant criminal, civil and administrative sanctions including monetary penalties, damages, fines, disgorgement, individual imprisonment, and exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, reputational harm, and we may be required to curtail or restructure our operations, any of which could adversely affect our ability to operate our business and our results of operations.

The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance and/or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur substantial costs.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the generation, handling, use, storage, treatment, manufacture, transportation and disposal of, and exposure to, hazardous materials and wastes, as well as laws and regulations relating to occupational health and safety. Our operations involve the use of hazardous and flammable materials, including chemicals and biologic materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties. We do not carry specific biological or hazardous waste insurance coverage, and our property, casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended.

Although we maintain workers’ compensation insurance for certain costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work related injuries, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for toxic tort claims that may be asserted against us in connection with our storage or disposal of biologic, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations, which have tended to become more stringent over time. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions or liabilities, which could adversely affect our business, financial condition, results of operations and prospects.

Risks Related to our Business Operations

We may not be successful in our efforts to identify or discover additional product candidates and may fail to capitalize on programs or product candidates that may be a greater commercial opportunity or for which there is a greater likelihood of success.

The success of our business depends upon our ability to identify, develop and commercialize a pipeline of gene therapy treatments for rare inherited retinal diseases. Research programs to identify new product candidates require substantial technical, financial and human resources. Although certain of our product candidates are currently in clinical or preclinical development, we may fail to identify other potential product candidates for clinical development for several reasons. For example, our research may be unsuccessful in identifying potential product candidates or our potential product candidates may be shown to have harmful side effects, may be commercially impracticable to manufacture or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval.

Additionally, because we have limited resources, we may forego or delay pursuit of opportunities with certain programs or product candidates or for indications that later prove to have greater commercial potential. Our spending on current and future research and development programs may not yield any commercially viable products. If we do not accurately evaluate the commercial potential for a particular product candidate, we may relinquish valuable rights to that product candidate through strategic collaboration, licensing or other arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate. Alternatively, we may allocate internal resources to a product candidate in a therapeutic area in which it would have been more advantageous to enter into a partnering arrangement.

If any of these events occur, we may be forced to abandon our development efforts with respect to a particular product candidate or fail to develop a potentially successful product candidate, which could have a negative impact on our business, financial condition, results of operations and prospects.

Our future success depends on our ability to retain key employees, consultants and advisors and to attract, retain and motivate qualified personnel.

We are highly dependent on members of our executive team, including David Fellows, our Chief Executive Officer, the loss of whose services may adversely impact the achievement of our objectives. While we have entered into employment agreements with each of our executive officers, any of them could leave our employment at any time.

We currently do not have “key person” insurance on any of our employees. The loss of the services of one or more of our current employees might impede the achievement of our research, development and commercialization objectives.

Recruiting and retaining other qualified employees, consultants and advisors for our business, including scientific and technical personnel, also will be critical to our success. There currently is a shortage of skilled individuals with substantial gene therapy experience, which is likely to continue. As a result, competition for skilled personnel, including in gene therapy research and vector manufacturing, is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies and academic institutions for individuals with similar skill sets. In addition, failure to succeed in preclinical studies or clinical trials or applications for marketing approval may make it more challenging to recruit and retain qualified personnel. The inability to recruit, or loss of services of certain executives, key employees, consultants or advisors, may impede the progress of our research, development and commercialization objectives and have an adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to manage expected growth in the scale and complexity of our operations, our performance may suffer.

If we are successful in executing our business strategy, we will need to expand our managerial, operational, financial and other systems and resources to manage our operations, continue our research and development activities and, in the longer term, build a commercial infrastructure to support commercialization of any of our product candidates that are approved for sale. Future growth would impose significant added responsibilities on members of management. It is likely that our management, finance, development personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively manage our operations, growth and any future product candidates requires that we continue to develop more robust business processes and improve our systems and procedures in each of these areas and to attract and retain sufficient numbers of talented employees. We may be unable to successfully implement these tasks on a larger scale and, accordingly, may not achieve our research, development and growth goals.

Our employees, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, principal investigators, consultants and commercial partners. Misconduct by these parties could include intentional failures to comply with FDA or EMA regulations or the regulations applicable in other jurisdictions, provide accurate information to the FDA, EMA and other regulatory authorities, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct also could involve the improper use of information obtained in the course of clinical trials or interactions with the FDA, EMA or other regulatory authorities, which could result in regulatory sanctions and cause serious harm to our reputation. We plan to adopt a code of conduct applicable to all of our employees, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent these activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, financial condition, results of operations and prospects, including the imposition of significant criminal, civil and administrative sanctions, such as monetary penalties, damages, fines, disgorgement, individual imprisonment, and exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, reputational harm, and we may be required to curtail or restructure our operations.

Product liability lawsuits against us could cause us to incur substantial liabilities and could limit commercialization of any product candidate that we may develop.

We face an inherent risk of product liability exposure related to the testing of our current and future product candidates in clinical trials and may face an even greater risk if we commercialize any product candidate that we may develop. If we cannot successfully defend ourselves against claims that our product candidates caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

∎	decreased demand for any product candidate that we may develop;

∎	loss of revenue;

∎	substantial monetary awards to trial participants or patients;

∎	significant time and costs to defend the related litigation;

∎	withdrawal of clinical trial participants;

∎	the inability to commercialize any product candidates that we may develop; or

∎	injury to our reputation and significant negative media attention.

Although we maintain product liability insurance coverage, such insurance may not be adequate to cover all liabilities that we may incur. We anticipate that we will need to increase our insurance coverage each time we commence a clinical trial and if we successfully commercialize any product candidate. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

The United Kingdom’s vote in favor of withdrawing from the European Union may have a negative effect on global economic conditions, financial markets and our business, which could reduce the market price of our ADSs and make it more difficult to do business in Europe.

In June 2016, a majority of the eligible members of the electorate in the United Kingdom voted to withdraw from the European Union in a national referendum (commonly referred to as “Brexit”). The withdrawal of the United Kingdom from the European Union will take effect either on the effective date of the withdrawal agreement or, in the absence of agreement, two years after the United Kingdom provides a notice of withdrawal pursuant to Article 50 of the EU Treaty, unless the European Council, in agreement with the United Kingdom, unanimously decides to extend this period. On March 29, 2017, the U.K. Prime Minister formally delivered the notice of withdrawal. It appears likely that this withdrawal will involve a process of lengthy negotiations between the United Kingdom and EU Member States to determine the future terms of the United Kingdom’s relationship with the European Union.

These developments, or the perception that any of them could occur, have had and may continue to have a significant adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. In particular, it could also lead to a period of considerable uncertainty in relation to the U.K. financial and banking markets, as well as on the regulatory process in Europe. As a result of this uncertainty, global financial markets could experience significant volatility, which could adversely affect the market price of our ADSs. Asset valuations, currency exchange rates and credit ratings may also be subject to increased market volatility. Lack of clarity about future U.K. laws and regulations as the United Kingdom determines which European Union rules and regulations to replace or replicate in the event of a withdrawal, including financial laws and regulations, tax and free trade agreements, intellectual property rights, supply chain logistics, environmental, health and safety laws and regulations, immigration laws and employment laws, could decrease foreign direct investment in the United Kingdom, increase costs, depress economic activity and restrict our access to capital. If the United Kingdom and the European Union are unable to negotiate acceptable withdrawal terms or if other EU Member States pursue withdrawal, barrier-free access between the United Kingdom and other EU Member States or among the European Economic Area overall could be diminished or eliminated.

We may also face new regulatory costs and challenges that could have an adverse effect on our operations. Depending on the terms of Brexit, the United Kingdom could lose the benefits of global trade agreements negotiated by the European Union on behalf of its members, which may result in increased trade barriers that could make our doing business in Europe more difficult. In addition, currency exchange rates in the pound sterling and the euro with respect to each other and the U.S. dollar have already been adversely affected by Brexit. Furthermore, at present, there are no indications of the effect Brexit will have on the pathway to obtaining marketing approval for any of our product candidates in the United Kingdom, or what, if any, role the EMA may have in the approval process.

Exchange rate fluctuations may materially affect our results of operations and financial condition.

Owing to the international scope of our operations, fluctuations in exchange rates, particularly between the pound sterling and the U.S. dollar, may adversely affect us. Although we are based in the United Kingdom, we source research and development, manufacturing, consulting and other services from the United States and the European Union. Further, potential future revenue may be derived from abroad, particularly from the United States. As a result, our business and the price of our ADSs may be affected by fluctuations in foreign exchange rates not only between the pound sterling and the U.S. dollar, but also the euro, which may have a significant impact on our results of operations and cash flows from period to period. Currently, we do not have any exchange rate hedging arrangements in place.

Our internal computer systems, or those of our collaborators or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs.

Our internal computer systems and those of our current and any future collaborators and other contractors or consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other similar disruptions. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability, our competitive position could be harmed and the further development and commercialization of our product candidates could be delayed.

Risks Related to this Offering and Ownership of Our Securities

We do not know whether an active, liquid and orderly trading market will develop for our ADSs or what the market price of our ADSs will be. As a result, it may be difficult for you to sell your ADSs.

This offering constitutes the initial public offering of our ADSs, and no public market has previously existed for our ADSs or ordinary shares. We have applied to list the ADSs on the NASDAQ Global Market, or NASDAQ, and we expect our ADSs to be quoted on NASDAQ, subject to completion of customary procedures in the United States. Any delay in the commencement of trading of the ADSs on NASDAQ would impair the liquidity of the market for the ADSs and make it more difficult for holders to sell the ADSs.

If the ADSs are listed and quoted on NASDAQ, there can be no assurance that an active trading market for the ADSs will develop or be sustained after this offering is completed. The initial offering price will be determined by negotiations among the lead underwriters and us. Among the factors to be considered in determining the initial public offering price are our future prospects and the prospects of our industry in general, our revenue, net income and certain other financial and operating information in recent periods, and the market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. However, there can be no assurance that, following the completion of this offering, the ADSs will trade at a price equal to or greater than the public offering price.

The trading price of our ADSs may be volatile, and you could lose all or part of your investment.

The trading price of our ADSs following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

∎	the commencement, enrollment or results of our planned and future clinical trials;

∎	the loss of any of our key scientific or management personnel;

∎	announcements of the failure to obtain regulatory approvals or receipt of warning letters from the FDA, EMA or other regulatory agency;

∎	announcements of undesirable restricted labeling indications or patient populations, or changes or delays in regulatory review processes;

∎	announcements of innovations or new products by us or our competitors;

∎	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

∎	changes or developments in laws or regulations applicable to our product candidates;

∎	any adverse changes to our relationship with licensors, collaborators, manufacturers or suppliers;

∎	the failure of our testing and clinical trials;

∎	unanticipated safety concerns;

∎	the failure to retain our existing, or obtain new, collaboration partners;

∎	announcements concerning our competitors or the pharmaceutical industry in general;

∎	the achievement of expected product sales and profitability;

∎	the failure to obtain reimbursements for our product candidates or price reductions;

∎	manufacture, supply or distribution shortages;

∎	actual or anticipated fluctuations in our operating results;

∎	our cash position;

∎	changes in financial estimates or recommendations by securities analysts;

∎	potential acquisitions;

∎	the trading volume of our ADSs on NASDAQ;

∎	sales of our ADSs by us, our executive officers and directors or our shareholders in the future;

∎	general economic, political, and market conditions and overall fluctuations in the financial markets in the United States or the United Kingdom; and

∎	changes in accounting principles.

In addition, the stock market in general, and NASDAQ and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our ADSs, regardless of our actual operating performance. Further, a decline in the financial markets and related factors beyond our control may cause the price of our ADSs to decline rapidly and unexpectedly. If the market price of our ADSs after the completion of this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

The significant share ownership position of our executive officers, directors and principal shareholders may limit your ability to influence corporate matters.

Assuming the issuance and sale of 5,360,000 ADSs in this offering by us at an initial public offering price of $14.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, then, following the closing of this offering, our executive officers and directors, combined with our shareholders who owned more than 5% of our outstanding ordinary shares before this offering, will, in the aggregate, beneficially own ordinary shares representing approximately 71% of our outstanding share capital. In addition, certain of our existing investors, including investors affiliated with certain of our directors, have indicated an interest in purchasing ADSs in this offering, which would increase the aggregate beneficial ownership percentage of our executive officers, directors and principal shareholders.

As a result, if these shareholders were to choose to act together, they would be able to control all matters submitted to our shareholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership control may:

∎	delay, defer or prevent a change in control;

∎	entrench our management and the board of directors; or

∎	impede a merger, consolidation, takeover or other business combination involving us that other shareholders may desire.

Any of these consequences could adversely affect the market price of our ADSs.

Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of the ADSs to decline.

Additional sales of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could cause the market price of the ADSs to decline. Upon completion of this offering, we will have 28,100,714 ordinary shares outstanding (or 28,904,714 ordinary shares if the underwriters exercise in full their option to purchase additional ADSs). All ADSs issued and sold in this offering will be freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, unless purchased by our affiliates. A significant portion of these ADSs will be available for sale upon the expiration of a lock-up period described in the sections titled “Shares and ADSs Eligible for Future Sale” and “Underwriting.” If, after the end of such lock-up period, these shareholders sell substantial amounts of ADSs in the public market, or the market perceives that such sales may occur, the market price of our ADSs and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under English law. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the provisions of the U.K. Companies Act 2006, or the Companies Act, and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Description of Share Capital and Articles of Association—Differences in Corporate Law” in this prospectus for a description of the principal differences between the provisions of the Companies Act applicable to us and, for example, the Delaware General Corporation Law relating to stockholders’ rights and protections.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus, holders of the ADSs will not be able to exercise voting rights attaching to the ordinary shares evidenced by the ADSs on an individual basis. Holders of the ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the ordinary shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Furthermore, the depositary will not be liable for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you request. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

You may not receive distributions on our ordinary shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

The depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit distribution on the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have an adverse effect on the value of your ADSs.

Because we do not anticipate paying any cash dividends on our ADSs in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.

Under current U.K. law, a company’s accumulated realized profits must exceed its accumulated realized losses (on a non-consolidated basis) before dividends can be paid. Therefore, we must have distributable profits before issuing a dividend. We have not paid dividends in the past on our ordinary shares. We intend to retain earnings, if any, for use in our business and do not anticipate paying any cash dividends in the foreseeable future. As a result, capital appreciation, if any, on our ADSs will be your sole source of gains for the foreseeable future, and you will suffer a loss on your investment if you are unable to sell your ADSs at or above the initial public offering price. Investors seeking cash dividends should not purchase our ADSs in this offering.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our senior management will have broad discretion in the application of the net proceeds from this offering. Because of the number and variability of factors that will determine our use of the net proceeds, their ultimate use may vary substantially from their currently intended use. Our senior management might not apply our net proceeds in ways that ultimately increase the value of your investment. While we expect to use the net proceeds from this offering as set forth in “Use of Proceeds,” we are not obligated to do so. The failure by our management to apply these funds effectively could harm our business. If we do not invest or apply the net proceeds in ways that enhance shareholder value, we may fail to achieve expected financial results, which could adversely affect our business, financial condition and results of operations, and cause the price of our ADSs to decline.

You will experience substantial dilution as a result of this offering.

The public offering price per ADS will be substantially higher than the net tangible book value per ADS prior to the offering. Consequently, if you purchase ADSs in this offering at an assumed public offering price of $14.00 per ADS, which is the midpoint of the price range set forth on the cover of this prospectus, you will incur immediate dilution of $9.26 per ADS (or $9.03 per ADS if the underwriters exercise in full their option to purchase additional ADSs). For further information regarding the dilution resulting from this offering, please see the section titled “Dilution” in this prospectus.

If securities or industry analysts do not publish research reports about our business, or if they issue an adverse opinion about our business, the price of our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few analysts commence research coverage of us, or one or more of the analysts who cover us issues an adverse opinion about our company, the price of our ADSs would likely decline. If one or more of these analysts ceases research coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our ADSs or trading volume to decline.

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities and subject us to other risks.

We intend to continue to evaluate various acquisitions and strategic partnerships, including licensing or acquiring complementary drugs, intellectual property rights, technologies or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

∎	increased operating expenses and cash requirements;

∎	the assumption of additional indebtedness or contingent liabilities;

∎	assimilation of operations, intellectual property and drugs of an acquired company, including difficulties associated with integrating new personnel;

∎	the diversion of our management’s attention from our existing drug programs and initiatives in pursuing such a strategic partnership, merger or acquisition;

∎	retention of key employees, the loss of key personnel and uncertainties in our ability to maintain key business relationships;

∎	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing drugs or drug candidates and regulatory approvals; and

∎	our inability to generate revenue from acquired technology and/or drugs sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. public companies.

We are a “foreign private issuer,” as defined in the SEC rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

As a foreign private issuer, we will file an annual report on Form 20-F within four months of the close of each fiscal year ended December 31 and reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, because of the above exemptions for foreign private issuers, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

While we are a foreign private issuer, we are not subject to certain NASDAQ corporate governance rules applicable to U.S. listed companies.

We are entitled to rely on a provision in NASDAQ’s corporate governance rules that allows us to follow English corporate law and the Companies Act with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on NASDAQ.

For example, we are exempt from NASDAQ regulations that require a listed U.S. company to (i) have a majority of the board of directors consist of independent directors, (ii) require non-management directors to meet on a regular basis without management present and (iii) promptly disclose any waivers of the code for directors or executive officers that should address certain specified items.

In accordance with our NASDAQ listing, our audit committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and Rule 10A-3 of the Exchange Act, both of which are also applicable to NASDAQ-listed U.S. companies. Because we are a foreign private issuer, however, our audit committee is not subject to additional NASDAQ requirements applicable to listed U.S. companies, including an affirmative determination that all members of the audit committee are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer. Furthermore, NASDAQ’s corporate governance rules require listed U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of ordinary shares, which we are not required to follow as a foreign private issuer.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as early as June 30, 2018 (the end of our second fiscal quarter in the fiscal year after completion of this offering), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2019. In order to maintain our current status as a foreign private issuer, either (a) a majority of our securities must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NASDAQ rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and is likely to make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

We are an emerging growth company within the meaning of the Securities Act and will take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” or EGC, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an EGC, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an EGC, we are required to report only two years of financial results and selected financial data compared to three and five years, respectively, for comparable data reported by other public companies. We may take advantage of these exemptions until we are no longer an EGC. We could be an EGC for up to five years, although circumstances could cause us to lose that status earlier, including if the aggregate market value of our ADSs held by non-affiliates exceeds $700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an EGC as of the following December 31 (our fiscal year-end). We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the price of our ADSs may be more volatile.

If we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a), requires that beginning with our second annual report following our initial public offering, management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act, or Section 404(b), requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an EGC.

We expect our first Section 404(a) assessment will take place for our annual report for the fiscal year ending December 31, 2018. The presence of material weaknesses could result in financial statement errors which, in turn, could lead to errors in our financial reports, delays in our financial reporting, which could require us to restate our operating results or our auditors may be required to issue a qualified audit report. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404(a). In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal control may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

If either we are unable to conclude that we have effective internal control over financial reporting or, at the appropriate time, our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal control over financial reporting as required by Section 404(b), investors may lose confidence in our operating results, the price of our ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404, we may not be able to remain listed on NASDAQ.

In preparation of this offering, we identified a material weakness in our internal control over financial reporting. If we are unable to successfully remediate the existing material weakness in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.

Although we are not yet subject to the certification or attestation requirements of Section 404, in the course of reviewing our financial statements in preparation for this offering, our management and independent registered public accounting firm identified a deficiency that we concluded represented a material weakness in our internal control over financial reporting attributable to our lack of sufficient financial reporting and accounting personnel. SEC guidance regarding management’s report on internal control over financial reporting defines a material weakness as a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

This finding relates to our internal control infrastructure as of December 31, 2015 and 2016 where we did not design or implement sufficient processes, controls and other review procedures to evaluate the recognition and accrual of expenses for periods ended December 31, 2015 and 2016. As a result, there were adjustments required in connection with closing our books and records and preparing our 2015 and 2016 financial statements.

We have commenced measures to remediate the material weakness by hiring a full-time Chief Financial Officer in April 2017. We intend to hire additional finance and accounting personnel with appropriate expertise to perform specific functions, and design and implement improved processes and internal controls, build our financial management and reporting infrastructure, and further develop and document our accounting policies and financial reporting procedures, including ongoing senior management review and audit committee oversight. There can be no assurance that we will be successful in pursuing these measures or that these measures will significantly improve or remediate the material weakness described above. There is also no assurance that we have identified all of our material weaknesses or that we will not in the future have additional material weaknesses. If we fail to remediate the material weakness or to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results, or report them within the timeframes required by law or NASDAQ. Failure to comply with Section 404 could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. There is no assurance that we will be able to remediate the material weakness in a timely manner, or at all, or that in the future, additional material weaknesses will not exist or otherwise be discovered. If our efforts to remediate the material weakness identified are not successful, or if other material weaknesses or other deficiencies occur, our ability to accurately and timely report our financial position could be impaired, which could result in late filings of our required reports under the Exchange Act, restatements of our consolidated financial statements, a decline in the price of our ADSs, suspension or delisting of our ADSs from NASDAQ, and could adversely affect our reputation, results of operations and financial condition.

We will incur significant increased costs as a result of operating as a company whose ADSs are publicly traded in the United States, and our management will be required to devote substantial time to new compliance initiatives.

As a U.S. public company, and particularly after we no longer qualify as an EGC, we will incur significant legal, accounting and other expenses that we did not incur previously. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of NASDAQ and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors.

However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404, we will be required to furnish a report by our senior management on our internal control over financial reporting. However, while we remain an EGC, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To prepare for eventual compliance with Section 404, once we no longer qualify as an EGC, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Claims of U.S. civil liabilities may not be enforceable against us.

We are incorporated under English law. Certain members of our board of directors and senior management are non-residents of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments obtained in U.S. courts against them or us, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in the United Kingdom. In addition, uncertainty exists as to whether U.K. courts would entertain original actions brought in the United Kingdom against us or our directors or senior management predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would be treated by the courts of the United Kingdom as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that certain requirements are met. Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision. If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose. These methods generally permit the English court discretion to prescribe the manner of enforcement.

As a result, U.S. investors may not be able to enforce against us or our senior management, board of directors or certain experts named herein who are residents of the United Kingdom or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

If we are a passive foreign investment company, there could be adverse U.S. federal income tax consequences to U.S. holders.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a passive foreign investment company, or PFIC, for any taxable year in which (1) 75% or more of our gross income consists of passive income or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets and received directly its proportionate share of the income of such other corporation. If we are a PFIC for any taxable year during which a U.S. Holder (as defined below under “Material Income Tax Considerations—Material U.S. Federal Income Tax Considerations for U.S. Holders”) holds our shares, the U.S. Holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements.

Although we believe that it is more likely than not that we were not a PFIC for our taxable year ended December 31, 2016, and that it is more likely than not that we will not be a PFIC for our current taxable year or future taxable years, we cannot provide any assurances regarding our PFIC status for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how, and how quickly, we spend the cash we raise in any offering, including this offering.

For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see the section of this prospectus titled “Material Income Tax Considerations—Material U.S. Federal Income Considerations For U.S. Holders.”

We may be unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments or benefit from favorable U.K. tax legislation.

As a U.K. resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception. As of December 31, 2016, we had cumulative carryforward tax losses of $12.4 million. Subject to any relevant restrictions, we expect these to be available to carry forward and offset against future operating profits. As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime for small and medium-sized companies, whereby we are able to surrender the trading losses that arise from our qualifying research and development activities for a payable tax credit of up to 33.35% of eligible research and development expenditures. Qualifying expenditures largely comprise employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects. Certain subcontracted qualifying research expenditures are eligible for a cash rebate of up to 21.67%. The majority of our pipeline research, clinical trials management and manufacturing development activities are eligible for inclusion within these tax credit cash rebate claims. We may not be able to continue to claim payable research and development tax credits in the future when we become a public company because we may no longer qualify as a small or medium-sized company.

We may benefit in the future from the United Kingdom’s “patent box” regime, which allows certain profits attributable to revenues from patented products to be taxed at an effective rate of 10%. We are the exclusive licensee or owner of several patent applications which, if issued, would cover our product candidates, and accordingly, future upfront fees, milestone fees, product revenues and royalties could be taxed at this tax rate. When taken in combination with the enhanced relief available on our research and development expenditures, we expect a long-term lower rate of corporation tax to apply to us. If, however, there are unexpected adverse changes to the U.K. research and development tax credit regime or the “patent box” regime, or for any reason we are unable to qualify for such advantageous tax legislation, or we are unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments then our business, results of operations and financial condition may be adversely affected.

Shareholder protections found in provisions under the U.K. City Code on Takeovers and Mergers, or the Takeover Code, will not apply if our place of management and control is considered to change to outside the United Kingdom.

We recently re-registered as a public limited company incorporated in England and Wales. Our place of central management and control is, and will continue to be, in the United Kingdom. Accordingly, we are currently subject to the Takeover Code and, as a result, our shareholders are entitled to the benefit of certain takeover offer protections provided under the Takeover Code. The Takeover Code provides a framework within which takeovers of companies are regulated and conducted. If, at the time of a takeover offer, the Panel on Takeovers and Mergers determines that we do not have our place of central management and control in the United Kingdom, then the Takeover Code would not apply to us and our shareholders would not be entitled to the benefit of the various protections that the Takeover Code affords. In particular, we would not be subject to the rules regarding mandatory takeover bids. The following is a brief summary of some of the most important rules of the Takeover Code:

∎	When a person or group acquires interests in shares carrying 30% or more of the voting rights of a company (which percentage is treated by the Takeover Code as the level at which effective control is obtained), they must make a cash offer to all other shareholders at the highest price paid by them in the 12 months before the offer was announced.

∎	When interests in shares carrying 10% or more of the voting rights of a class have been acquired by an offeror (i.e., a bidder) in the offer period and the previous 12 months, the offer must include a cash alternative for all shareholders of that class at the highest price paid by the offeror in that period. Further, if an offeror acquires for cash any interest in shares during the offer period, a cash alternative must be made available at a price at least equal to the price paid for such shares.

∎	If the offeror acquires an interest in shares in an offeree company (i.e., a target) at a price higher than the value of the offer, the offer must be increased accordingly.

∎	The offeree company must appoint a competent independent adviser whose advice on the financial terms of the offer must be made known to all the shareholders, together with the opinion of the board of directors of the offeree company.

∎	Favorable deals for selected shareholders are banned.

∎	All shareholders must be given the same information.

∎	Those issuing takeover circulars must include statements taking responsibility for the contents thereof.

∎	Profit forecasts, quantified financial benefits statements and asset valuations must be made to specified standards and must be reported on by professional advisers.

∎	Misleading, inaccurate or unsubstantiated statements made in documents or to the media must be publicly corrected immediately.

∎	Actions during the course of an offer by the offeree company, which might frustrate the offer are generally prohibited unless shareholders approve these plans.

∎	Stringent requirements are laid down for the disclosure of dealings in relevant securities during an offer.

∎	Employees of both the offeror and the offeree company and the trustees of the offeree company’s pension scheme must be informed about an offer. In addition, the offeree company’s employee representatives and pension scheme trustees have the right to have a separate opinion on the effects of the offer on employment appended to the offeree board of directors’ circular or published on a website.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

∎	the development of NSR-REP1 and any of our other product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;

∎	our ability to obtain and maintain regulatory approval of our product candidates, including NSR-REP1, in the indications for which we plan to develop them, and any related restrictions, limitations or warnings in the label of an approved drug or therapy;

∎	our plans to research, develop, manufacture and commercialize our product candidates;

∎	the timing of our regulatory filings for our product candidates;

∎	the size and growth potential of the markets for our product candidates;

∎	our ability to raise additional capital;

∎	our commercialization, marketing and manufacturing capabilities and strategy;

∎	our expectations regarding our ability to obtain and maintain intellectual property protection;

∎	our ability to attract and retain qualified employees and key personnel;

∎	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;

∎	our estimates regarding future revenue, expenses and needs for additional financing;

∎	our belief that the anticipated net proceeds of this offering, together with our existing cash, will be sufficient to fund our operating expenses and capital expenditure requirements for at least the next 12 months; and

∎	regulatory developments in the United States, European Union and foreign countries.

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

EXCHANGE RATE INFORMATION

Fluctuations in the exchange rate between the pound sterling and the U.S. dollar will affect the U.S. dollar amounts received by owners of our ADSs on conversion of dividends, if any, paid in pounds sterling on the ordinary shares and will affect the U.S. dollar price of our ADSs on NASDAQ. The table below shows the period end, average, high and low exchange rates of U.S. dollars per pound sterling for the periods shown. Average rates are computed by using the noon buying rate of the Federal Reserve Bank of New York for the U.S. dollar on the last business day of each month during the relevant year indicated or each business day during the relevant month indicated. The rates set forth below are provided solely for your convenience and may differ from the actual rates used in the preparation of our consolidated financial statements included in this prospectus and other financial data appearing in this prospectus.

Year Ended December 31:	PERIOD-END (1)	AVERAGE FOR PERIOD (2)	LOW	HIGH
	($ per £1.00)
2012	1.6262	1.5853	1.5301	1.6275
2013	1.6574	1.5641	1.4837	1.6574
2014	1.5578	1.6484	1.5517	1.7165
2015	1.4746	1.5284	1.4648	1.5882
2016	1.2337	1.3555	1.2155	1.4800
2017 (through September 8, 2017)	1.3211	1.2709	1.2118	1.3236

(1)	In the event that the period end fell on a day for which data are not available, the exchange rate on the prior most recent business day is given.
(2)	The average of the noon buying rate for pounds sterling on the last day of each full month during the relevant year or each business day during the relevant month indicated.

	LOW	HIGH
	($ per £1.00)
Month Ended:
December 2016	1.2222	1.2708
January 2017	1.2118	1.2620
February 2017	1.2427	1.2643
March 2017	1.2152	1.2583
April 2017	1.2398	1.2938
May 2017	1.2795	1.3018
June 2017	1.2628	1.2995
July 2017	1.2851	1.3196
August 2017	1.2787	1.3236
September 2017 (through September 8, 2017)	1.2972	1.3211

Unless otherwise indicated, certain U.S. dollar amounts contained in this prospectus have been translated into pounds sterling at the rate in effect at December 30, 2016, the last business day of the year ended December 31, 2016, of £1.00 to $1.2337.

On September 8, 2017, the noon buying rate of the Federal Reserve Bank of New York for the U.S. dollar was £1.00 to $1.3211.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of 5,360,000 ADSs in this offering will be $66.5 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial public offering price of $14.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus. If the underwriters exercise their option to purchase additional ADSs in full, we estimate that the net proceeds to us from this offering will be $76.9 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per ADS would increase (decrease) the net proceeds to us from this offering by $5.0 million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1,000,000 in the number of ADSs we are offering would increase (decrease) the net proceeds to us from this offering by $13.0 million, assuming the assumed initial public offering price remains the same.

We expect to use the net proceeds from this offering, together with our existing cash and cash equivalents, to advance our clinical pipeline, including specifically:

∎	approximately $24.0 million to fund the clinical development of NSR-REP1 for the treatment of CHM, including the initiation and completion of our planned Phase 3 clinical trial of NSR-REP1 for the treatment of CHM;

∎	approximately $19.0 million to fund the clinical development of NSR-RPGR for XLRP, including the completion of our ongoing Phase 1/2 clinical trial of NSR-RPGR for the treatment of XLRP;

∎	approximately $12.0 million to fund the preclinical and early clinical development of NSR-BEST1 for the treatment of Best disease, including the initiation and partial conduct of a planned Phase 1/2 clinical trial; and

∎	the remainder to fund other research and development activities, working capital and other general corporate purposes.

We may also use a portion of the remaining net proceeds to in-license, acquire, or invest in complementary businesses, technologies, products or assets. However, we have no current commitments or obligations to do so.

Even with the expected net proceeds from this offering, we will need to raise additional capital to complete the clinical development of NSR-RPGR, including any potential Phase 3 clinical trial of NSR-RPGR, and to complete the clinical development of NSR-BEST1. The amount and timing of our actual expenditures will depend upon numerous factors, including the status and results of our ongoing and planned clinical trials, the design of our clinical trials, the pace of patient enrollment, the occurrence of adverse events, feedback from regulatory agencies, the timing of approval of any of our product candidates, any collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs.

Our expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. Predicting the cost necessary to develop product candidates can be difficult and the amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including those described in the “Risk Factors” section of this prospectus. As a result, our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering. In addition, we might decide to postpone or not pursue clinical trials or preclinical activities if the net proceeds from this offering and any other sources of cash are less than expected.

Pending these uses, we plan to invest these net proceeds in short-term, interest bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States.

DIVIDEND POLICY

We have never declared or paid a dividend, and we do not anticipate declaring or paying dividends in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. See “Risk Factors—Risks Related to this Offering and Ownership of Our Securities—Because we do not anticipate paying any cash dividends on our ADSs in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.”

Under English law, among other things, we may only pay dividends if we have sufficient distributable reserves (on a non-consolidated basis), which are our accumulated realized profits that have not been previously distributed or capitalized less our accumulated realized losses, so far as such losses have not been previously written off in a reduction or reorganization of capital.

CORPORATE REORGANIZATION

Nightstar Therapeutics plc is a public limited company, originally incorporated in England and Wales in July 2017 as a private company with limited liability called Nightstar Therapeutics Limited, for the purpose of consummating the corporate reorganization described below. NightstaRx Limited was originally incorporated under the laws of England and Wales in May 2013 and changed its name to NightstaRx Limited in January 2014. On September 11, 2017, all shareholders of NightstaRx Limited exchanged each of the ordinary shares held by them for the same number and class of newly issued ordinary shares of Nightstar Therapeutics Limited and, as a result, NightstaRx Limited became a wholly owned subsidiary of Nightstar Therapeutics Limited on that date. On September 15, 2017, Nightstar Therapeutics Limited re-registered as a public limited company and was renamed Nightstar Therapeutics plc. Therefore, investors in this offering will only acquire, and this prospectus only describes the offering of, ADSs representing ordinary shares of Nightstar Therapeutics plc.

The following description summarizes each of the steps of our corporate reorganization taken in connection with this offering.

Exchange of NightstaRx Limited Shares for Nightstar Therapeutics Limited Shares

Prior to the initial step of our corporate reorganization on September 11, 2017, the share capital of NightstaRx Limited was divided into 41,604,393 Class A ordinary shares; 138,596 Class B ordinary shares; 699,282 Class C ordinary shares; 699,802 Class D ordinary shares; 969,520 Class E1 ordinary shares; 481,500 Class E2 ordinary shares; 464,500 Class E3 ordinary shares; 375,500 Class E4 ordinary shares; and 1,854,780 Class F ordinary shares. On September 11, 2017, the shareholders of NightstaRx Limited exchanged each of these classes of ordinary shares of NightstaRx Limited for the same number and class of ordinary shares in Nightstar Therapeutics Limited. As a result, Nightstar Therapeutics Limited became the sole shareholder of NightstaRx Limited.

Re-registration of Nightstar Therapeutics Limited as Nightstar Therapeutics plc

Following NightstaRx Limited becoming a wholly owned subsidiary of Nightstar Therapeutics Limited, on September 15, 2017, Nightstar Therapeutics Limited re-registered as a public limited company. Such re-registration required the passing of special resolutions by the shareholders of Nightstar Therapeutics Limited to approve the re-registration as a public limited company, the name change to Nightstar Therapeutics plc and the adoption of new articles of association for Nightstar Therapeutics plc.

Certain further resolutions have been passed by the shareholders of Nightstar Therapeutics plc, details of which are set out in the section titled “Description of Share Capital and Articles of Association.”

Conversion of Separate Classes of Ordinary Shares of Nightstar Therapeutics plc into Single Class of Ordinary Shares

Pursuant to the terms of the articles of association of Nightstar Therapeutics plc in effect following its re-registration as a public limited company but prior to the closing of this offering, each separate class of ordinary shares of Nightstar Therapeutics plc will be converted into a single class of ordinary shares of Nightstar Therapeutics plc. The ratio for the conversion of each class of ordinary shares of Nightstar Therapeutics plc into ordinary shares of Nightstar Therapeutics plc will be determined based on the final price per ADS in this offering. Assuming an initial public offering price of $14.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, each class of the ordinary shares of Nightstar Therapeutics plc outstanding on the date of this prospectus will be converted into ordinary shares of Nightstar Therapeutics plc according to the following ratios:

∎	each Class A ordinary share will be converted into approximately 0.5051 ordinary shares;

∎	each Class B ordinary share will be converted into approximately 0.4122 ordinary shares;

∎	each Class C ordinary share will be converted into approximately 0.4122 ordinary shares;

∎	each Class D ordinary share will be converted into approximately 0.3751 ordinary shares;

∎	each Class E1 ordinary share will be converted into approximately 0.3125 ordinary shares;

∎	each Class E2 ordinary share will be converted into approximately 0.3125 ordinary shares;

∎	each Class E3 ordinary share will be converted into approximately 0.3125 ordinary shares;

∎	each Class E4 ordinary share will be converted into approximately 0.3125 ordinary shares; and

∎	each Class F ordinary share will be converted into approximately 0.2182 ordinary shares.

The number of ordinary shares that each current shareholder of Nightstar Therapeutics plc receives will be rounded up or down to the nearest whole share. Therefore, upon consummation of the corporate reorganization and prior to the completion of this offering, assuming an initial public offering price of $14.00 per ADS, the current shareholders of Nightstar Therapeutics plc will hold an aggregate of 22,740,714 ordinary shares of Nightstar Therapeutics plc. In the event of a $1.00 increase in the assumed initial public offering price per ADS to $15.00 per ADS, the current shareholders of Nightstar Therapeutics plc will hold an aggregate of 22,816,862 ordinary shares of Nightstar Therapeutics plc. In the event of a $1.00 decrease in the assumed initial public offering price per ADS to $13.00 per ADS, the current shareholders of Nightstar Therapeutics plc will hold an aggregate of 22,652,870 ordinary shares of Nightstar Therapeutics plc.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2017 on:

∎	an actual basis; and

∎	a pro forma as adjusted basis to give effect to (i) the conversion of each separate class of ordinary shares of Nightstar Therapeutics plc into a single class of ordinary shares, as described under “Corporate Reorganization,” and (ii) the sale of 5,360,000 ADSs in this offering.

The pro forma as adjusted calculations assume an initial public offering price of $14.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information together with our unaudited consolidated financial statements, audited consolidated financial statements and related notes appearing elsewhere in this prospectus and the information set forth under the sections titled “Selected Consolidated Financial Data,” “Exchange Rate Information,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	AS OF JUNE 30, 2017
	ACTUAL	PRO FORMA AS ADJUSTED(1)
	(unaudited)
	(in thousands, except share and per share data)
Cash and cash equivalents	$69,584	$136,038

Shareholders’ equity (deficit):
Ordinary shares, nominal value £0.01 per share; 75,000,000 shares authorized, 45,796,210 shares issued and outstanding, actual; 100,000,000 shares authorized, 28,100,714 shares issued and outstanding, pro forma as adjusted	1	71
Additional paid-in capital	107,130	173,514
Accumulated other comprehensive loss	(376)	(376)
Accumulated deficit	(40,029)	(40,029)

Total shareholders’ equity	66,726	133,180

Total capitalization	$66,726	$133,180

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total shareholders’ equity and total capitalization by $5.0 million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1,000,000 in the number of ADSs offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total shareholders’ equity and total capitalization by $13.0 million, assuming no change in the assumed initial public offering price per ADS.

The number of ordinary shares outstanding on a pro forma as adjusted basis in the table above does not include ordinary shares reserved for future issuance under our 2017 Equity Incentive Plan, or 2017 Plan, which will become effective upon the signing of the underwriting agreement related to this offering, as well as any automatic increases in the number of ordinary shares reserved for future issuance under the 2017 Plan.

DILUTION

If you invest in our ADSs in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per ADS in this offering and the pro forma as adjusted net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ADS is substantially in excess of the net tangible book value per ADS. As of June 30, 2017, we had a historical net tangible book value of $66.7 million, or $2.93 per ordinary share (equivalent to $2.93 per ADS). Our net tangible book value per share represents total tangible assets less total liabilities, divided by the number of ordinary shares outstanding on June 30, 2017.

After giving effect to (i) each of the steps described under “Corporate Reorganization,” including the conversion of each separate class of ordinary shares of Nightstar Therapeutics plc into a single class of ordinary shares, which will occur prior to the closing of this offering, and (ii) the sale of 5,360,000 ADSs in this offering at an assumed initial public offering price of $14.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at June 30, 2017 would have been $133.2 million, or $4.74 per ordinary share (equivalent to $4.74 per ADS). This represents an immediate increase in pro forma net tangible book value of $1.81 per ADS and immediate dilution of $9.26 per ADS to new investors. The following table illustrates this dilution to new investors purchasing ADSs in this offering:

Assumed initial public offering price per ADS		$14.00
Historical net tangible book value per ADS as of June 30, 2017	$2.93

Effect attributable to our corporate reorganization and new investors purchasing ADSs in this offering	1.81

Pro forma as adjusted net tangible book value per ADS as of June 30, 2017		4.74

Dilution per share to new investors purchasing ADSs in this offering		$9.26

Each $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value as of June 30, 2017 after this offering by $0.18 per ADS, and would increase (decrease) dilution to new investors by $0.82 per ADS, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1,000,000 in the number of ADSs we are offering would increase (decrease) our pro forma as adjusted net tangible book value as of June 30, 2017 after this offering by $0.28 per ADS, and would increase (decrease) dilution to new investors by $0.28 per ADS, assuming the assumed initial public offering price per ADS remains the same. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their option to purchase additional ADSs in full, the pro forma as adjusted net tangible book value per ADS after the offering would be $4.97, the increase in net tangible book value per ADS to existing shareholders would be $2.04 and the immediate dilution in net tangible book value per ADS to new investors in this offering would be $9.03.

The following table summarizes, on the pro forma as adjusted basis described above as of June 30, 2017, the differences between the existing shareholders and the new investors in this offering with respect to the number of ordinary shares purchased from us (including ordinary shares underlying ADSs), the total consideration paid to us and the average price per ordinary share (including ordinary shares underlying ADSs), based on an assumed initial public offering price of $14.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	SHARES PURCHASED(1)		TOTAL CONSIDERATION		AVERAGE PRICE PER SHARE
	NUMBER	PERCENT	AMOUNT	PERCENT
			(in thousands)
Existing shareholders	22,740,714	81%	$100,859	57%	$4.44
New investors	5,360,000	19	75,040	43	$14.00

Total	28,100,714	100%	$175,899	100%

(1)	Including ordinary shares underlying ADSs.

Each $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per ADS, which is the midpoint of the price range on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $5.4 million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by 1.7 percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by 1.8 percentage points, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1,000,000 in the number of ADSs offered by us, as set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $14.0 million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by 4.2 percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by 5.0 percentage points, assuming no change in the assumed initial public offering price per ADS.

If the underwriters exercise their option to purchase additional ADSs in full, the percentage of ordinary shares held by existing shareholders will decrease to 54% of the total number of ordinary shares outstanding after the offering, and the number of shares held by new investors will be increased to 6,164,000, or 46% of the total number of ordinary shares outstanding after this offering.

The table and discussion above exclude additional ordinary shares reserved for future issuance under our 2017 Plan, which will become effective upon the signing of the underwriting agreement related to this offering, as well as any automatic increases in the number of ordinary shares reserved for issuance under the 2017 Plan.

To the extent that options are issued under our 2017 Plan, or we issue additional ordinary shares or ADSs in the future, there will be further dilution to investors participating in this offering.

Certain of our existing investors, including investors affiliated with certain of our directors, have indicated an interest in purchasing up to an aggregate of $25.0 million in ADSs in this offering at the initial public offering price. Based on these indications of interest, and assuming an initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, these investors would purchase up to an aggregate of approximately 1,785,714 of the 5,360,000 ADSs offered in this offering. However, because indications of interest are not binding agreements or commitments to purchase, these investors may determine to purchase fewer ADSs than they indicate an interest in purchasing or not to purchase any ADSs in this offering. It is also possible that these investors could indicate an interest in purchasing more ADSs. In addition, the underwriters could determine to sell fewer ADSs to any of these investors than the entities indicate an interest in purchasing or not to sell any ADSs to these investors. The foregoing discussion and tables do not reflect any potential purchases of ADSs by these persons.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present our selected consolidated financial data, which are the historical financial data of NightstaRx Limited prior to its acquisition by Nightstar Therapeutics Limited and the re-registration of Nightstar Therapeutics Limited as Nightstar Therapeutics plc, as of the dates and for the periods indicated. We derived the selected consolidated statement of operations and comprehensive loss data for the years ended December 31, 2015 and 2016 and the selected consolidated balance sheet data as of December 31, 2015 and 2016, from our audited consolidated financial statements included elsewhere in this prospectus. We derived the selected consolidated statement of operations and comprehensive loss data for the six months ended June 30, 2016 and 2017 and the selected consolidated balance sheet data as of June 30, 2017 from our unaudited consolidated financial statements included elsewhere in this prospectus, which have been prepared on the same basis as the audited financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information in those statements. We prepare our consolidated financial statements in accordance with U.S. GAAP as issued by the FASB.

Our historical results are not necessarily indicative of our future results and the results for the six months ended June 30, 2017 are not necessarily indicative of the results to be expected for the full year ending December 31, 2017 or any other future period. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information under the sections titled “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our functional currency is the pound sterling. However, for financial reporting purposes, our financial statements, which are prepared using the functional currency, have been translated into U.S. dollars. Our assets and liabilities are translated at the exchange rates at the balance sheet date, our revenue and expenses are translated at average exchange rates and shareholders’ equity is translated based on historical exchange rates. Translation adjustments are not included in determining net income (loss) but are included in foreign exchange translation adjustment to other comprehensive loss, a component of shareholders’ equity.

Foreign currency transactions in currencies different from the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange differences resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recorded in general and administrative expense in the statement of operations and comprehensive loss.

As of December 31, 2016, the representative exchange rate was £1.00 = $1.2337. As of June 30, 2017, the representative exchange rate was £1.00 = $1.2995.

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2015	2016	2016	2017
			(unaudited)
	(in thousands, except share and per share data)
Consolidated Statement of Operations and Comprehensive Loss Data:
Operating expenses:
Research and development	$7,175	$10,165	$5,103	$6,292
General and administrative	2,149	2,055	812	1,407

Total operating expenses	9,324	12,220	5,915	7,699

Loss from operations	(9,324)	(12,220)	(5,915)	(7,699)
Other income (expense), net	(4,324)	22	21	6

Net loss attributable to ordinary shareholders	$(13,648)	$(12,198)	$(5,894)	$(7,693)

Other comprehensive loss:
Foreign currency translation adjustment	(541)	(1,385)	(714)	1,722

Total comprehensive loss	$(14,189)	$(13,583)	$(6,608)	$(5,971)

Basic and diluted net loss per ordinary share	$(1.24)	$(0.69)	$(0.37)	$(0.33)

Weighted-average basic and diluted ordinary shares	10,986,525	17,803,345	16,064,348	23,336,054

Pro forma basic and diluted net loss per ordinary share (unaudited)(1)		$(1.36)		$(0.66)

Pro forma weighted-average basic and diluted ordinary shares (unaudited)(1)		8,954,388		11,709,176

	AS OF DECEMBER 31,		AS OF JUNE 30,
	2015	2016	2017
			(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$10,676	$10,122	$69,584
Working capital(2)	10,849	8,681	66,384
Total assets	14,072	14,595	76,441
Total shareholders’ equity	11,102	9,044	66,726

(1)	Pro forma weighted average basic and diluted shares and loss per share gives effect to the planned conversion of our separate classes of ordinary shares into a single class of ordinary shares prior to the closing of this offering. The conversion ratio will be determined based on the final price per ADS in this offering. The pro forma information above assumes an initial public offering price of $14.00 per ADS, as described under “Corporate Reorganization.”
(2)	We define working capital as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by these forward-looking statements. Please also see the section titled “Special Note Regarding Forward-Looking Statements.”

In July 2017, Nightstar Therapeutics Limited was incorporated under the laws of England and Wales to become the holding company for NightstaRx Limited pursuant to our corporate reorganization as described in the section of this prospectus titled “Corporate Reorganization.” In September 2017, Nightstar Therapeutics Limited was re-registered as Nightstar Therapeutics plc. Nightstar Therapeutics plc has only engaged in activities incidental to its formation, the corporate reorganization and this offering. Accordingly, financial information for Nightstar Therapeutics plc and a discussion and analysis of its results of operations and financial condition for the period of its operations prior to the corporate reorganization would not be meaningful and are not presented. In future periods, the historical consolidated financial statements of Nightstar Therapeutics plc will be retrospectively adjusted to include the historical financial results of NightstaRx Limited for all periods presented.

Overview

We are a leading clinical-stage gene therapy company focused on developing and commercializing novel one-time treatments for patients suffering from rare inherited retinal diseases that would otherwise progress to blindness. Leveraging our expertise in ophthalmology, gene therapy and drug development, we are developing a pipeline of proprietary product candidates that are designed to substantially modify or halt the progression of inherited retinal diseases for which there are no currently approved treatments. Our lead product candidate, NSR-REP1, for the treatment of choroideremia, or CHM, is entering Phase 3 clinical development in the first half of 2018 and represents the most clinically advanced product candidate for this indication worldwide. In data from 32 patients treated with NSR-REP1 across four open-label clinical trials, over 90% of treated patients maintained their visual acuity over a one-year follow-up period. In some cases, we also observed substantial improvements in visual acuity. We are also conducting a Phase 1/2 clinical trial with our second product candidate, NSR-RPGR, for the treatment of X-linked retinitis pigmentosa, or XLRP. Our third product candidate, NSR-BEST1, is in preclinical development for the treatment of Best vitelliform macular dystrophy, or Best disease.

Since our inception in May 2013, we have devoted substantially all of our resources to conducting preclinical studies and clinical trials, organizing and staffing our company, business planning, raising capital and establishing our intellectual property portfolio. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations to date primarily with proceeds from the sale of ordinary shares. Through June 30, 2017, we had received net cash proceeds of $100.4 million from sales of our ordinary shares.

Since our inception, we have incurred operating losses. Our net loss was $13.6 million and $12.2 million for the years ended December 31, 2015 and 2016, respectively, and $5.9 million and $7.7 million for the six months ended June 30, 2016 and 2017, respectively. As of June 30, 2017, we had an accumulated deficit of $40.0 million. As of June 30, 2017, we had cash and cash equivalents of $69.6 million.

We expect to continue to incur significant expenses for the foreseeable future as we advance our product candidates through preclinical and clinical development and seek regulatory approval and pursue commercialization of any approved product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company.

Components of Our Results of Operations

Revenues

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from the sale of products in the near future. If our development efforts for our product candidates are successful and result in regulatory approval, we may generate revenue in the future from product sales.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the research and development of our product candidates, which are partially offset by research and development tax credits provided by HM Revenue & Customs, or HMRC. We expense research and development costs as incurred. These expenses consist of:

∎	expenses incurred under agreements with contract research organizations, or CROs, contract manufacturing organizations, or CMOs, as well as investigative sites and consultants that conduct our clinical trials, preclinical studies and other scientific development services;

∎	manufacturing scale-up expenses and the cost of acquiring and manufacturing preclinical studies and clinical trial materials;

∎	employee-related expenses, including salaries, related benefits, travel and share-based compensation expense for employees engaged in research and development functions;

∎	costs related to compliance with regulatory requirements;

∎	facilities costs, depreciation and other expenses, which include rent and utilities; and

∎	fees for maintaining our third-party licensing agreements.

We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers.

Our direct research and development expenses are tracked on a program-by-program basis for our product candidates and consist primarily of external costs, such as fees paid to outside consultants, CROs and CMOs in connection with our preclinical development, manufacturing and clinical development activities. Our direct research and development expenses by program also include fees incurred under our license agreements. We do not allocate employee costs or facility expenses, including depreciation or other indirect costs, to specific programs because these costs are deployed across multiple programs and, as such, are not separately classified. We use internal resources primarily to oversee the research and discovery as well as for managing our preclinical development, process development, manufacturing and clinical development activities. These employees work across multiple programs and, therefore, we do not track their costs by program.

The table below summarizes our research and development expenses incurred by program:

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2015	2016	2016	2017
			(unaudited)
	(in thousands)
Direct research and development expense by program:
NSR-REP1	$7,038	$7,820	$3,996	$4,648
NSR-RPGR	188	1,203	342	780
NSR-BEST1	125	982	958	65

Total direct research and development expense	7,351	10,005	5,296	5,493
Personnel related (including share-based compensation)	1,580	2,367	1,007	1,784
Research and development tax credit	(2,204)	(2,458)	(1,318)	(1,377)
Indirect research and development expense	448	251	118	392

Total research and development expenses	$7,175	$10,165	$5,103	$6,292

Prior to the year ended December 31, 2015, all of our direct research and development expenses were related to our NSR-REP1 development program.

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials and related product manufacturing expenses. As a result, we expect that our research and development expenses will increase substantially over the next several years as we increase personnel costs and prepare for regulatory filings related to our product candidates. We also expect to incur additional expenses related to milestone, royalty payments and maintenance fees payable to third parties with whom we have entered into license agreements to acquire the rights related to our product candidates.

The successful development and commercialization of our product candidates is highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the preclinical and clinical development of any of our product candidates or when, if ever, material net cash inflows may commence from any of our product candidates. This uncertainty is due to the numerous risks and uncertainties associated with development and commercialization, including the uncertainty of:

∎	the scope, progress, outcome and costs of our preclinical development activities, clinical trials and other research and development activities;

∎	establishing an appropriate safety profile with IND- and CTA-enabling studies;

∎	successful patient enrollment in, and the initiation and completion of, clinical trials;

∎	the timing, receipt and terms of any marketing approvals from applicable regulatory authorities;

∎	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

∎	development and timely delivery of commercial-grade drug formulations that can be used in our clinical trials and for commercial launch;

∎	obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;

∎	significant and changing government regulation;

∎	launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others; and

∎	maintaining a continued acceptable safety profile of the product candidates following approval.

We may never succeed in achieving regulatory approval for any of our product candidates. We may obtain unexpected results from our clinical trials. We may elect to discontinue, delay or modify clinical trials of some product candidates or focus on others. Any changes in the outcome of any of these variables with respect to the development of our product candidates in preclinical and clinical development could mean a significant change in the costs and timing associated with the development of these product candidates. For example, if the FDA, EMA or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect, or if we experience significant delays in enrollment in any of our planned clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development of that product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, related benefits, travel and share-based compensation expense for personnel in executive, finance and administrative functions. General and administrative expenses also include professional fees for legal, consulting, accounting and audit services.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research activities and development of our product candidates. We also anticipate that we will incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance costs, as well as investor and public relations expenses associated with being a public company.

Other Income (Expense)

Interest Income

Interest income consists of interest on cash held at banks primarily in money market accounts.

Change in Fair Value of Tranche Obligations

As part of a subscription and shareholders agreement entered in 2013, or the 2013 Agreement, which was amended in 2014, or the Amended 2013 Agreement, we had obligations to issue shares in multiple tranches, at pre-specified prices, upon the achievement of specified milestones. These obligations, which we refer to as the Tranche Obligations, represented freestanding financial instruments that were required to be separately recorded at the date on which the financing agreements were executed. With the exception of the shares that were to be issued upon satisfaction of two of the milestones contemplated by the Amended 2013 Agreement, all other Tranche Obligations were considered indexed to our ordinary shares, met all additional criteria in order to be classified as equity and were recorded to additional paid-in capital at an amount based on the relative fair value of the Tranche Obligations and Class A ordinary shares upon issuance. The obligations to issue shares upon satisfaction of two of the milestones were not considered indexed to our ordinary shares due to variability of the settlement amount and were required to be recorded as a liability, which liabilities were then to be remeasured at each balance sheet date. The Tranche Obligations were valued as a forward contract and the amount of the liability at each balance sheet date was determined using a probability-weighted present value calculation.

In November 2015, we entered into a subscription and shareholders agreement, or the 2015 Agreement. The 2015 Agreement modified the pre-set milestone criteria of the Amended 2013 Agreement such that the number of Class A ordinary shares and the purchase price for all milestones became fixed. Therefore, we remeasured the liability-classified portion of the Tranche Obligations to fair value in November 2015, which resulted in an increase in fair value. During the year ended December 31, 2015, other income (expense) consisted of this non-cash expense representing the calculated change in fair value associated with the liability-classified portion of the Tranche Obligations. No income or expense was recorded in connection with the Tranche Obligations during the year ended December 31, 2016, and no such income or expense will be recorded in future periods. The liability-classified Tranche Obligations were reclassified as equity in 2015 and are no longer required to be remeasured at fair value.

Results of Operations

Comparison of the Six Months Ended June 30, 2016 and 2017

The following table summarizes our results of operations for the six months ended June 30, 2016 and 2017:

	SIX MONTHS ENDED JUNE 30,
	2016	2017	CHANGE
	(unaudited)
	(in thousands)
Operating expenses:
Research and development	$5,103	$6,292	$1,189
General and administrative	812	1,407	595

Total operating expenses	5,915	7,699	1,784

Other income (expenses):
Interest income	21	6	(15)
Total other income (expense), net	21	6	(15)

Net loss	(5,894)	(7,693)	(1,799)
Other comprehensive loss:
Foreign exchange translation adjustment	(714)	1,722	2,436

Total comprehensive loss	$(6,608)	$(5,971)	$637

Research and Development Expenses

Research and development activities were $5.1 million for the six months ended June 30, 2016, compared to $6.3 million for the six months ended June 30, 2017. The increase of $1.2 million consisted of increases in program-related expenses of $0.7 million for NSR-REP1 and $0.4 million for NSR-RPGR and an increase in personnel-related costs of $0.8 million. The increase was partially offset by a $0.9 million decrease in program-

related expenses for NSR-BEST1 due to a postponement of manufacturing activities to allow for further product optimization. Research and development personnel-related costs increased in the six months ended June 30, 2017 due to additional employees hired in the second half of 2016 and first half of 2017, as we continue to grow our company and further develop our product candidates.

General and Administrative Expenses

General and administrative expenses were $0.8 million for the six months ended June 30, 2016, compared to $1.4 million for the six months ended June 30, 2017. The increase of $0.6 million consisted of salaries and consulting costs of $0.4 million, patent costs of $0.1 million and other administrative expenses of $0.1 million. The increases in salaries and consulting costs primarily related to increased headcount to support our continued research activities and development of our product candidates and increased professional services costs associated with the preparation for being a public company.

Other Income (Expense), Net

Other income (expense) was $21,000 for the six months ended June 30, 2016, compared to $6,000 for the six months ended June 30, 2017. The decrease of $15,000 was primarily related to a decrease in interest income.

Comparison of the Years Ended December 31, 2015 and 2016

The following table summarizes our results of operations for the years ended December 31, 2015 and 2016:

	YEAR ENDED DECEMBER 31,
	2015	2016	CHANGE
	(in thousands)
Operating expenses:
Research and development	$7,175	$10,165	$2,990
General and administrative	2,149	2,055	(94)

Total operating expenses	9,324	12,220	2,896

Other income (expense):
Interest income	9	22	13
Change in fair value of tranche obligations	(4,333)	—	4,333

Total other income (expense), net	(4,324)	22	4,346

Net loss	(13,648)	(12,198)	1,450

Other comprehensive income (loss):
Foreign currency translation adjustment	(541)	(1,385)	(844)

Total comprehensive loss	$(14,189)	$(13,583)	$606

Research and Development Expenses

Research and development activities were $7.2 million for the year ended December 31, 2015, compared to $10.2 million for the year ended December 31, 2016. The increase of $3.0 million was consisted of increases in program-related expenses of $0.8 million for NSR-REP1, $1.0 million for NSR-RPGR and $0.9 million for NSR-BEST1, and an increase in personnel-related costs of $0.8 million. The increase was partially offset by an increase in research and development tax credits from the HMRC of $0.3 million and a decrease in indirect expenses of $0.2 million. The NSR-RPGR and NSR-BEST1 programs commenced during the last quarter of 2015 and incurred a full year of expenses during the year ended December 31, 2016. Research and development personnel costs increased due to additional employees hired in 2016, as we continue to grow our company and further develop our product candidates.

General and Administrative Expenses

General and administrative expenses were $2.1 million for the years ended December 31, 2015 and 2016. Within general and administrative expenses, there were decreases in legal and professional fees of $0.2 million and in bonus expense of $0.1 million, partially offset by an increase in employee base salaries of $0.1 million and in recruitment expenses of $0.2 million.

Other Income (Expense), Net

Other income (expense) was $(4.3) million for the year ended December 31, 2015, compared to $22,000 for the year ended December 31, 2016. The decrease of $4.3 million was primarily related to non-cash expense representing the change in fair value associated with the liability-classified portion of the Tranche Obligations during 2015. The liability-classified Tranche Obligations were reclassified as equity in 2015 and were no longer required to be remeasured at fair value during 2016.

Liquidity and Capital Resources

Since our inception, we have not generated any revenue and have incurred operating losses and negative cash flows from our operations. We have funded our operations to date primarily with proceeds from the sale of ordinary shares. Through June 30, 2017, we had received net cash proceeds of $100.4 million from sales of our ordinary shares. As of June 30, 2017, we had cash and cash equivalents of $69.6 million.

Cash Flows

The following table summarizes our cash flows for each of the periods presented:

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2015	2016	2016	2017
			(unaudited)
	(in thousands)
Net cash used in operating activities	$(9,705)	$(10,117)	$(5,903)	$(5,702)
Net cash used in investing activities	(289)	(306)	(186)	(55)
Net cash provided by financing activities	13,959	11,317	—	63,418
Effect of exchange rate changes on cash and cash equivalents	(451)	(1,448)	(661)	1,801

Net increase (decrease) in cash and cash equivalents	$3,514	$(554)	$(6,750)	$59,462

Net Cash Used in Operating Activities

Our use of cash in each of the six months ended June 30, 2016 and 2017 resulted primarily from our net losses, adjusted for non-cash charges and changes in components of working capital. Net cash used in operating activities of $5.7 million during the six months ended June 30, 2017 decreased by $0.2 million compared to the six months ended June 30, 2016. The decrease in net cash used in operating activities was primarily due to a decrease of $1.6 million in the changes in accounts payable and $0.3 million in the changes in prepaid expenses and other current assets, offset by an increase of $1.2 million in research and development expenses and an increase of $0.6 million in general and administrative expenses during the six months ended June 30, 2017 as compared to the six months ended June 30, 2016.

Our use of cash in each of the years ended December 31, 2015 and 2016 resulted primarily from our net losses, adjusted for non-cash charges and changes in components of working capital. Net cash used in operating activities of $10.1 million during the year ended December 31, 2016 increased by $0.4 million compared to the year ended December 31, 2015. The increase in net cash used in operating activities was primarily due to an increase of $3.0 million in research and development expenses, offset by a decrease of $1.4 million in the changes in accrued expenses and other liabilities and an increase of $0.9 million in the change in prepaid expenses and other current assets during the year ended December 31, 2016 as compared to the year ended December 31, 2015.

Net Cash Used in Investing Activities

For the six months ended June 30, 2016 and 2017, we used $0.2 million and $0.1 million, respectively, of cash in investing activities for the purchases of property and equipment.

During each of the years ended December 31, 2015 and 2016, we used $0.3 million of cash in investing activities for the purchases of property and equipment.

Net Cash Provided by Financing Activities

During the six months ended June 30, 2016 and 2017, net cash provided by financing activities was $0 and $63.4 million, respectively, consisting of net cash proceeds from our sale and issuance of ordinary shares in June 2017.

During the years ended December 31, 2015 and 2016, net cash provided by financing activities was $14.0 million and $11.3 million, respectively, consisting of net cash proceeds from our sale and issuance of ordinary shares.

Credit Arrangement

We have a line of credit arrangement with a bank that allows us to submit payments up to £300,000 per month through the Bankers Automated Clearing Services (BACS) system. The arrangement does not require us to pay any interest or fees and will remain effective until terminated by either party. At June 30, 2017, there were no amounts outstanding under the arrangement.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities, manufacturing and clinical trials of our product candidates. In addition, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Our expenses will also increase as we:

∎	seek regulatory approvals for any product candidates that successfully complete clinical trials;

∎	establish a sales, marketing and distribution infrastructure in anticipation of commercializing any product candidates for which we may obtain marketing approval and intend to commercialize on our own or jointly;

∎	hire additional clinical, medical and development personnel;

∎	expand our infrastructure and facilities to accommodate our growing employee base;

∎	transition our organization to being a public company; and

∎	maintain, expand and protect our intellectual property portfolio.

We believe that the anticipated net proceeds from this offering, together with our existing cash, will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. If we receive regulatory approval for our other product candidates, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution.

Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical product candidates, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on and could increase significantly as a result of many factors, including:

∎	the scope, progress, outcome and costs of our preclinical development activities, clinical trials and other research and development activities;

∎	the costs, timing, receipt and terms of any marketing approvals from applicable regulatory authorities;

∎	the costs of future activities, including product sales, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;

∎	the revenue, if any, received from commercial sale of our products, should any of our product candidates receive marketing approval;

∎	the costs and timing of hiring new employees to support our continued growth;

∎	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims; and

∎	the extent to which we acquire technologies.

Until such time, if ever, that we can generate product revenue sufficient to achieve profitability, we expect to finance our cash needs through equity offerings. To the extent that we raise additional capital through the sale of equity, your ownership interest will be diluted. If we raise additional funds through other third-party funding, collaboration agreements, strategic alliances, licensing arrangements or marketing and distribution arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves.

Contractual Obligations and Commitments

There were no noncancelable contractual obligations and commitments that existed as of December 31, 2016. We entered into a noncancelable sublease on January 10, 2017 with GeNO LLC for our U.S. operations in Lexington, Massachusetts. The lease related to the facility is classified as an operating lease and commenced on February 1, 2017 and is scheduled to terminate on June 29, 2020. We are committed to making aggregate lease payments of $251,000 for the period from 2017 through 2019 and $39,000 in 2020.

We may incur potential contingent payments upon our achievement of clinical, regulatory and commercial milestones, as applicable, or royalty payments that we may be required to make under license agreements we have entered into with various entities pursuant to which we have in-licensed certain intellectual property, including our license agreements with Oxford and BioMedica. Due to the uncertainty of the achievement and timing of the events requiring payment under these agreements, the amounts to be paid by us are not fixed or determinable at this time.

Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements appearing at the end of this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Accrued Research and Development Expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. We make estimates of our accrued expenses as of each balance sheet date in the consolidated financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of these estimates with the service providers and make adjustments if necessary. Examples of estimated accrued research and development expenses include fees paid to:

∎	vendors in connection with preclinical development activities;

∎	CROs and investigative sites in connection with preclinical studies and clinical trials; and

∎	CMOs in connection with drug substance and drug product formulation of preclinical study and clinical trial materials.

We base our expenses related to preclinical studies and clinical trials on our estimates of the services received and efforts expended pursuant to quotes and contracts with multiple research institutions and CROs that conduct and manage preclinical studies and clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense.

Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual or the amount of prepaid expenses accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses.

Valuation of Share-Based Compensation and Tranche Obligations

Share-Based Compensation

We recognize compensation expense for equity awards based on the grant date fair value of the award. For equity awards that vest based on a service condition, the share-based compensation expense is recognized on a straight-line basis over the requisite service period. For equity awards that contain both performance and service conditions, we recognize share-based compensation expense ratably over the requisite service period when the achievement of a performance-based milestone is probable based on the relative satisfaction of the performance condition as of the reporting date. We use the fair value of our ordinary shares to determine the fair value of restricted share awards.

To date, the share-based awards granted to our employees and directors have been in the form of restricted share awards and have been reported in our consolidated statements of operations as follows:

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2015	2016	2017
			(unaudited)
	(in thousands)		(in thousands)
Research and development expenses	$81	$152	$142
General and administrative expenses	31	56	93

	$112	$208	$235

The grant date fair value of restricted share awards is calculated based on the grant date fair value of the underlying ordinary shares. The fair value of the underlying ordinary shares has historically been determined by our board of directors based upon information available to us at the time of grant. Our board of directors considered numerous objective and subjective factors in the assessment of fair value, including reviews of our business and financial condition, the conditions of the industry in which we operate and the markets that we serve and general economic and market conditions, the lack of marketability of our ordinary shares, the likelihood of achieving a liquidity event for the ordinary shares, the status of the preclinical studies and clinical trials relating to our product candidates and third-party valuations of our ordinary shares. Our board of directors has generally considered the most persuasive evidence of fair value to be the prices at which our securities were sold in arms’-length transactions. As described in this prospectus, the share capital of NightstaRx Limited prior to this offering was divided into multiple classes of ordinary shares. NightstaRx Limited has historically issued shares of Class A ordinary shares in arms’-length financing transactions but has issued other classes of ordinary shares as share-based awards to our employees. As described below under “Determination of the Fair Value of Ordinary Shares,” each class of ordinary shares had its own estimated fair value as of each grant date, with the fair value of the Class A ordinary shares being substantially higher than that of the other classes.

The following table presents the grant dates, number of ordinary shares and the fair values of the ordinary shares as of the grant dates for awards granted by NightstaRx Limited since January 1, 2016 utilized to calculate share-based compensation expense. During the year ended December 31, 2016 and for all periods prior to our financing transaction that closed on June 27, 2017, all share-based awards granted to our employees were for Class E ordinary shares of NightstaRx Limited. After June 27, 2017, share-based awards to employees are in the form of Class F ordinary shares of NightstaRx Limited.

GRANT DATE	NUMBER OF CLASS E ORDINARY SHARES	NUMBER OF CLASS F ORDINARY SHARES	FAIR VALUE OF ORDINARY SHARES PER SHARE ON GRANT DATE(1)
February 26, 2016	100	—	$0.96
July 20, 2016	1,105,420	—	0.90
September 12, 2016	20,000	—	0.92
October 3, 2016	434,000	—	0.89
October 19, 2016	5,000	—	0.85
November 15, 2016	86,000	—	0.86
March 31, 2017	25,500	—	1.37
April 26, 2017	536,000	—	1.40
May 20, 2017	89,000	—	1.42
July 10, 2017	—	15,000	1.48
July 18, 2017	—	150,000	1.50
August 23, 2017	—	1,689,780	1.47

(1)	Amounts calculated using the exchange rate as of the grant date.

Share-based compensation expense totaled $0.1 million and $0.2 million for the years ended December 31, 2015 and 2016, respectively, and $0.1 million and $0.2 million for the six months ended June 30, 2016 and 2017, respectively. As of June 30, 2017, we had $2.2 million of unrecognized compensation expense related to restricted shares awards, which are expected to be recognized over weighted-average remaining vesting periods of 3.9 years. We expect the impact of our share-based compensation expense for restricted share awards granted to employees, directors and other service providers to grow in future periods due to the potential increases in the value of our ordinary shares and headcount.

Determination of the Fair Value of Ordinary Shares

NightstaRx Limited was a private company with no active public market for its ordinary shares. In the course of preparing for this offering, we performed valuations, with the help of a third-party valuation specialist, on a retrospective basis, of the ordinary shares of NightstaRx Limited as of various dates between January 1, 2015 and the date of this prospectus. Our valuations resulted in valuations of each class of ordinary shares as depicted in the table below:

	CLASS OF ORDINARY SHARES
VALUATION DATES	A	B	C	D	E	F
June 3, 2015	$1.21	$0.32	$0.32	$0.23	—	—
November 5, 2015	$2.21	$0.89	$0.89	$0.68	—	—
September 29, 2016	$2.80	$1.47	$1.47	$1.20	$0.90	—
March 31, 2017	$3.42	$2.08	$2.08	$1.77	$1.37	—
July 31, 2017	$4.14	$2.93	$2.93	$2.61	$2.14	$1.52

These valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. Following the consummation of this offering, the fair value of our ordinary shares will be determined based on the closing price of our ADSs on the NASDAQ Global Market.

In conducting the valuations, we considered all objective and subjective factors that we believed to be relevant for each valuation conducted, including our best estimate of our business condition, prospects and operating performance at each valuation date. Within the valuations performed, a range of factors, assumptions and methodologies were used. The significant factors included:

∎	the lack of an active public market for NightstaRx Limited’s ordinary shares;

∎	our results of operations, financial position and the status of our research and preclinical development efforts;

∎	the material risks related to our business;

∎	our business strategy;

∎	the market performance of publicly traded companies in the life sciences and biotechnology sectors;
∎	the prices paid in recent transactions involving NightstaRx Limited’s Class A ordinary shares;

∎	the likelihood of achieving a liquidity event for the holders of NightstaRx Limited’s ordinary shares, such as an initial public offering, or IPO, given prevailing market conditions; and

∎	any recent contemporaneous valuations of our ordinary shares prepared in accordance with methodologies outlined in the Practice Aid.

The dates of our valuations have not always coincided with the dates of our share grants. In determining the value of NightstaRx Limited’s ordinary shares set forth in the table above, its board of directors considered, among other things, the most recent sale and issuance of its ordinary shares, our stage of research and development, our operating and financial performance and current business conditions.

The estimates of fair value of NightstaRx Limited’s ordinary shares were highly complex and subjective. There were significant judgments and estimates inherent in the determination of the fair value of NightstaRx Limited’s ordinary shares. These judgments and estimates included assumptions regarding our future operating performance, the time to completing an IPO or other liquidity event, the related company valuations associated with such events, and the determinations of the appropriate valuation methods. The assumptions underlying these valuations represented management’s best estimates, which involved inherent uncertainties and the application of management judgment. If we had made different assumptions, our stock-based compensation expense, net loss and net loss per share could have been materially different.

Ordinary Share Valuation Methodology

Our retrospective valuations were prepared in accordance with the guidelines in the Practice Aid, which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically the ordinary shares.

Valuations of ordinary shares performed as of the valuation dates referenced above were prepared using a market approach, based on precedent transactions in the shares, to estimate NightstaRx Limited’s total equity value. The total equity value was estimated using either an option-pricing backsolve method, or OPM, a probability-weighted expected return method, or PWERM, which used a combination of market approaches and an income approach to estimate the enterprise value, or a hybrid method, which employs the concepts of the OPM and the PWERM merged into a single framework.

The OPM backsolve method derived an equity value such that the value indicated for NightstaRx Limited’s Class A ordinary shares was consistent with the investment price, and it provided an allocation of this equity value to each class of NightstaRx Limited’s ordinary shares. The OPM treated the various classes of ordinary shares as call options on the total equity value of NightstaRx Limited, with exercise prices based on the value thresholds at which the allocation among the various holders of its securities changed. Under this method, each class of ordinary shares had value only if the funds available for distribution to shareholders exceeded the value of the share liquidation preferences of the class or classes of ordinary shares with senior preferences at the time of the liquidity event. Key inputs into the OPM backsolve calculation included the valuation of forward contracts, expected time to liquidity and volatility. A reasonable discount for lack of marketability was applied to the total equity value to arrive at an estimate of the total fair value of equity on a non-marketable basis.

The PWERM is a scenario-based methodology that estimates the fair value of ordinary shares based upon an analysis of future values for the company, assuming various outcomes. The ordinary share values are based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of ordinary shares. The future value of the ordinary shares under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the ordinary shares. The hybrid method is a PWERM where the equity value in one of the scenarios is calculated using an OPM.

Fair Value Measurements—Tranche Obligations

We assessed the Tranche Obligations to issue additional shares in tranches as part of Amended 2013 Agreement and the 2015 Agreement. We concluded that the Tranche Obligations were freestanding financial instruments that were required to be separately recorded at the date the financing agreements were executed. Following the Amended 2013 Agreement, the Tranche Obligations related to two of the milestones were required to be accounted for as liabilities at their fair values and then to be remeasured at each balance sheet date, with changes in fair value to be recorded in other income (expense). As a result, a portion of the Tranche Obligations was recorded as a liability in the amount of $4.2 million in May 2014. The Tranche Obligations were partially settled in November 2015, at which time the liability-classified portion of the Tranche Obligations was remeasured at its fair value and reclassified to additional paid-in capital. All remaining Tranche Obligations following the November 2015 financing met all additional criteria to be classified as equity. Aggregate changes in fair value recognized in 2015, prior to the 2015 Agreement, resulted in non-cash other expense of $4.3 million.

The fair values of the Tranche Obligations were based on significant inputs not observable in the market. The Tranche Obligations were valued as a forward contract, with the amount of the liabilities determined using a probability-weighted present value calculation. In determining the fair values of the Tranche Obligations, the inputs impacting fair value included the fair value of NightstaRx Limited’s Class A ordinary shares, risk-free interest rates and the probability and estimated timing of the tranche closings. We determined the per share fair value of the underlying ordinary shares using an OPM that considered the Class A ordinary share price paid by investors, the time to liquidity and volatility. In the OPM, the timing of the liquidity event determines the assumed life in the Black-Scholes calculation. We estimated time to liquidity taking into account the future tranche funding. If the future tranche was not funded, a liquidity event was assumed to have occurred. If the tranche was funded, a longer-term liquidity event was assumed to have occurred. Volatility was estimated based on the daily trading histories of comparable public companies. The risk-free interest rate was determined by reference to the U.S. Treasury yield curve. Significant changes to the probability or expected timing of the tranche closings, or the fair value of NightstaRx Limited’s Class A ordinary shares, would have resulted in a significant change in the fair value measurement.

For the portion of the Tranche Obligations settled in November 2015, the fair value was calculated as the difference between the price per share paid by investors to settle that portion of the Tranche Obligations (£1.00) and the fair value of the Class A ordinary shares on that date (£1.44), multiplied by the 2.5 million shares issued. For the remaining portion of the Tranche Obligations, the fair value was determined prior to reclassification to equity using an estimated tranche closing date of September 30, 2016, a risk-free rate of 0.42% and an 80% probability of tranche closing.

Income Taxes

We account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in our tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. We assess the likelihood that our deferred tax assets will be recovered in the future to the extent we believe, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

We account for uncertainty in income taxes by recognizing in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed as the amount of benefit to recognize in the consolidated financial statements. The amount of benefits that may be used is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate, as well as the related net interest and penalties.

JOBS Act

On April 5, 2012, the Jumpstart Our Business Startups Act, or the JOBS Act, was enacted. The JOBS Act provides that, among other things, an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. As an emerging growth company, we have irrevocably elected not to take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies.

In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, we are entitled to rely on certain exemptions as an “emerging growth company”, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b), (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of this offering or until we no longer meet the requirements of being an emerging growth company, whichever is earlier.

Internal Control Over Financial Reporting

In the course of reviewing our financial statements in preparation for this offering, our management and independent registered public accounting firm identified a deficiency that we concluded represented a material weakness in our internal control over financial reporting attributable to our lack of sufficient financial reporting and accounting personnel. SEC guidance regarding management’s report on internal control over financial reporting defines a material weakness as a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. This finding relates to our internal control infrastructure as of December 31, 2015 and 2016 where we did not design or implement sufficient processes, controls and other review procedures to evaluate the recognition and accrual of expenses for periods ended December 31, 2015 and 2016. As a result, there were adjustments required in connection with closing our books and records and preparing our 2015 and 2016 financial statements.

We have commenced measures to remediate the material weakness by hiring a full-time Chief Financial Officer in April 2017. We intend to hire additional finance and accounting personnel with appropriate expertise to perform specific functions, and design and implement improved processes and internal controls, build our financial management and reporting infrastructure, and further develop and document our accounting policies and financial reporting procedures, including ongoing senior management review and audit committee oversight. However, there can be no assurance that we will be successful in pursuing these measures or that these measures will significantly improve or remediate the material weakness described above. There is also no assurance that we have identified all of our material weaknesses or that we will not in the future have additional material weaknesses. See “Risk Factors—Risks Related to this Offering and Ownership of Our Securities—In preparation of this offering, we identified a material weakness in our internal control over financial reporting. If we are unable to successfully remediate the existing material weakness in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.”

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2, “Summary of Significant Accounting Policies,” to our consolidated financial statements and related notes appearing elsewhere in this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business, which are principally limited to interest rate fluctuations and foreign currency exchange rate fluctuations. We maintain significant amounts of cash and cash equivalents that are in excess of federally insured limits in various currencies, placed with one or more financial institutions for varying periods according to expected liquidity requirements.

Interest Rate Risk

As of June 30, 2017, we had cash and cash equivalents of $69.6 million. Our exposure to interest rate sensitivity is impacted by changes in the underlying U.S. and U.K. bank interest rates. Our surplus cash and cash equivalents have been invested in interest-bearing savings and money market accounts from time to time. We have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation of investments with short-term maturities, we do not believe an immediate one percentage point change in interest rates would have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.

Foreign Currency Exchange Risk

We maintain our consolidated financial statements in the functional currency pounds sterling. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods.

For financial reporting purposes, our consolidated financial statements are prepared using the functional currency, and translated into the U.S. dollar. Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated based on historical exchange rates. Translation adjustments are not included in determining net income (loss) but are included in foreign exchange adjustment to accumulated other comprehensive loss, a component of shareholders’ equity.

We do not currently engage in currency hedging activities in order to reduce our currency exposure, but we may begin to do so in the future. Instruments that may be used to hedge future risks may include foreign currency forward and swap contracts. These instruments may be used to selectively manage risks, but there can be no assurance that we will be fully protected against material foreign currency fluctuations.

Dismissal of Independent Auditors

On June 13, 2017, our board of directors completed an audit retender process and dismissed Grant Thornton UK LLP, or Grant Thornton, as our independent auditors. Upon resigning as auditors, Grant Thornton advised us that there were no circumstances connected with Grant Thornton ceasing to hold office which Grant Thornton considered should be brought to the attention of the members or creditors of the company. Grant Thornton issued an audit report in accordance with United Kingdom Generally Accepted Accounting Practice and the requirements of the Companies Act 2006 on our consolidated financial statements for our fiscal years ended September 30, 2015 and 2016. Grant Thornton did not audit our consolidated financial statements for any period subsequent to the fiscal year ended September 30, 2016.

For our fiscal years ended September 30, 2015 and 2016, no report by Grant Thornton on our financial statements contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles.

During our fiscal years ended September 30, 2015 and 2016, and the subsequent period, (1) there were no disagreements (as that term is used in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between us and Grant Thornton on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Grant Thornton, would have caused Grant Thornton to originally make reference thereto in its report upon on our audited consolidated financial statements for the years ended September 30, 2015 and 2016, and (2) there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

We have provided Grant Thornton with a copy of the disclosures set forth above and have requested that Grant Thornton furnish a letter addressed to the SEC stating whether Grant Thornton agrees with these statements. A copy of that letter is filed as an exhibit to the registration statement of which this prospectus forms a part.

Newly Appointed Independent Registered Public Accounting Firm

We changed the end of our fiscal year from September 30 to December 31, effective for our fiscal year ended December 31, 2016. In June 2017, our board of directors appointed Ernst & Young LLP, or EY, as our independent registered public accounting firm to audit our consolidated financial statements for the fiscal years ended December 31, 2015 and 2016.

During our fiscal years ended December 31, 2015 and 2016, and the subsequent period preceding our engagement of EY as our independent registered public accounting firm, we did not consult with EY, on matters that involved the application of accounting principles to a specified transaction, the type of audit opinion that might be rendered on our financial statements or any other matter that was either the subject of a disagreement or reportable event.

BUSINESS

Overview

We are a leading clinical-stage gene therapy company focused on developing and commercializing novel one-time treatments for patients suffering from rare inherited retinal diseases that would otherwise progress to blindness. Leveraging our expertise in ophthalmology, gene therapy and drug development, we are developing a pipeline of proprietary product candidates that are designed to substantially modify or halt the progression of inherited retinal diseases for which there are no currently approved treatments. Our lead product candidate, NSR-REP1, for the treatment of choroideremia, or CHM, is entering Phase 3 clinical development in the first half of 2018 and represents the most clinically advanced product candidate for this indication worldwide. In data from 32 patients treated with NSR-REP1 across four open-label clinical trials, over 90% of treated patients maintained their visual acuity over a one-year follow-up period. In some cases, we also observed substantial improvements in visual acuity. We are also conducting a Phase 1/2 clinical trial with our second product candidate, NSR-RPGR, for the treatment of X-linked retinitis pigmentosa, or XLRP. Our third product candidate, NSR-BEST1, is in preclinical development for the treatment of Best vitelliform macular dystrophy, or Best disease.

NSR-REP1 is entering Phase 3 clinical development for CHM, providing us with a significant first-mover advantage. CHM is a rare, degenerative, X-linked genetic retinal disorder primarily affecting males, with no current treatments, and represents a significant unmet medical need. CHM presents in childhood as night blindness, followed by the progressive constriction of visual fields, generally leading to vision loss in early adulthood and total blindness thereafter. Patients generally maintain good visual acuity, or detailed central vision, until the degeneration of surrounding retinal cells encroaches onto the fovea, or the central part of the retina responsible for detailed vision. The prevalence of CHM is estimated to be one in 50,000 people, implying a total population of approximately 13,000 patients in the United States and the five major European markets. We have received orphan drug designation for NSR-REP1 for the treatment of CHM from the U.S. Food and Drug Administration, or FDA, in the United States and from the European Medicines Agency, or EMA, in the European Union.

CHM is caused by mutations in the CHM gene, which encodes Rab escort protein-1, or REP1. Absence of functional REP1 leads to death of the retinal pigment epithelium cells and degeneration of the overlying retina which contains the retinal photoreceptors required to convert light into visual signals. Our retinal gene therapy product candidate NSR-REP1 is comprised of an adeno-associated virus, or AAV, vector used to deliver a functional version of the CHM gene into the retinal pigment epithelium and photoreceptor cells. The introduction of a functional CHM gene into patients allows expression of REP1, thereby reducing the accumulation of waste products in retinal pigment epithelium and photoreceptor cells and slowing or stopping the progression of CHM and the decline in vision. In some cases, we have seen substantial improvements in visual acuity after treatment with NSR-REP1, which we believe is due to its ability to rescue, or reverse the process of cell death, in already compromised retinal cells.

As of June 30, 2017, a total of 50 patients have been treated with NSR-REP1, consisting of 32 patients across four clinical trials that have completed at least one-year follow-up after treatment and 18 patients treated in an ongoing open-label, exploratory, single-eye Phase 2 investigator-sponsored clinical trial. We are targeting enrollment of up to 30 patients in this ongoing trial, which we refer to as the REGENERATE trial. The first clinical trial for NSR-REP1 was an investigator-sponsored, open-label, dose-escalation, single-eye Phase 1/2 clinical trial conducted at the University of Oxford, which we refer to as the Oxford Trial. In January 2014, the positive initial six-month proof-of-concept efficacy and safety data from the first cohort of six patients in the Oxford Trial was published in the medical journal The Lancet. Additional data supporting the long-term durability of treatment effect after 42 months of follow-up in the first cohort was published in the New England Journal of Medicine in April 2016. Based on the initial positive efficacy and safety data generated from the Oxford Trial, a second cohort of eight patients was treated at the University of Oxford with a higher dose of NSR-REP1. Subsequently, three other investigator-sponsored, open-label, single-center, single-eye Phase 2 clinical trials were initiated in the United States, Canada and Germany, treating six patients at each clinical site with the same higher dose of NSR-REP1 as was used to treat the second cohort in the Oxford Trial. In these first four ongoing, investigator-sponsored trials, or ISTs, which includes the Oxford Trial, over 90% of treated patients have either maintained or improved their visual acuity after treatment with NSR-REP1. Collectively, the positive data from the 32 patients treated in these four ISTs, including five-year follow-

up data from the first cohort of the Oxford Trial, constitutes the basis for our decision to advance NSR-REP1 into a Phase 3 registrational trial, which we refer to as the STAR trial.

We plan to commence the STAR Phase 3 registrational trial in the first half of 2018. To discuss the proposed design of the STAR trial and our clinical development plans, we opened an Investigational New Drug application, or IND, for NSR-REP1 in March 2016 and held an End-of-Phase 2 meeting and a Type C meeting with the FDA in the first half of 2017. We intend to enroll approximately 140 patients with CHM in the STAR trial, with patients being randomized to one of three study arms: 56 patients in a high-dose NSR-REP1 treatment arm; 28 patients in a low-dose NSR-REP1 treatment arm to provide additional masking; and 56 patients in an untreated, no-sham, parallel control arm. We expect the one-year follow-up results of the STAR trial to be available in 2020. If the results confirm the efficacy observed to date, we intend to submit a biologics license application, or BLA, to the FDA for the approval of NSR-REP1 for the treatment of CHM in the United States and a Marketing Authorization Application, or MAA, to the EMA for approval in the European Union as the first steps in executing our global regulatory and commercialization strategy.

We are also conducting a prospective, natural history observational study, known as the NIGHT study, in which 220 patients with CHM have been enrolled at multiple clinical sites in the United States, Europe and Canada as of June 30, 2017. The NIGHT study provides important evidence regarding the disease state and rate of disease progression in untreated CHM patients and also provides us with a benchmark against which to compare the effects of NSR-REP1. We will recruit participants in our planned STAR Phase 3 registrational trial primarily from the NIGHT study in order to significantly accelerate Phase 3 enrollment from this well-characterized patient population.

Our second retinal gene therapy product candidate, NSR-RPGR, is in a dose-ranging Phase 1/2 clinical trial for the treatment of XLRP. XLRP accounts for approximately 15% of all cases of retinitis pigmentosa, an inherited X-linked recessive retinal disease characterized by a lack of protein transport that leads to a loss of photoreceptors, the specialized cells in the eye that convert light into visual signals. Approximately 70% of XLRP cases are due to mutations in the genes for the retinitis pigmentosa GTPase regulator, or RPGR. The estimated worldwide prevalence of XLRP due to RPGR variants is approximately one in 40,000 people, which represents approximately 17,000 patients in the United States and the five major European markets.

In March 2017, we initiated a Phase 1/2 clinical trial, which we refer to as the XIRIUS trial, to evaluate the safety and efficacy of NSR-RPGR in patients with XLRP. We have completed dosing of the first cohort of three patients and we initiated treatment of the second cohort of three patients in August 2017. We intend to enroll approximately 24 patients in this multicenter, open-label, dose-ranging, single-eye trial. Each patient will receive a single sub-retinal injection of NSR-RPGR. The primary goal of the trial is to assess safety and tolerability over a one-year period. We expect initial data from this trial to be available in 2018. We also are planning to conduct a natural history trial to further understand the progression of untreated XLRP patients, which we refer to as the XOLARIS study.

Our third retinal gene therapy product candidate, NSR-BEST1, is being developed for the treatment of Best disease and is currently in preclinical development. We also are evaluating three additional in-licensed preclinical programs and are evaluating other in-licensing opportunities to potentially broaden our pipeline and drive future growth.

We have the worldwide commercial rights to our entire pipeline of retinal gene therapy product candidates, summarized in the table below.

*	The initiation of our STAR Phase 3 registrational trial is not contingent upon the completion of our ongoing Phase 2 REGENERATE trial or the completion of our Phase 2 GEMINI bilateral treatment trial, which we intend to initiate in the second half of 2017.

Corporate Information

Our subsidiary, NightstaRx Limited, was originally incorporated in May 2013. Since its inception, we have raised a total of $100.9 million in gross proceeds from investors, including Syncona, New Enterprise Associates, Wellington Management and Redmile Group. We have offices in London, England and Lexington, Massachusetts.

Our Strengths

Our mission is to maintain and restore sight in patients by building the leading vertically integrated retinal gene therapy company. We believe the following strengths will allow us to continue to build upon our leadership position in treating inherited retinal diseases and achieve our longer-term goal of commercializing our product candidates:

∎	Advanced pipeline of novel gene therapy candidates targeting inherited retinal diseases. Our lead retinal gene therapy product candidate, NSR-REP1, is entering Phase 3 clinical development for CHM in the first half of 2018. With 50 patients treated to date, NSR-REP1 represents the most clinically advanced product candidate for this indication worldwide, providing us with a significant first-mover advantage. We also are advancing our other two lead retinal gene therapy product candidates, NSR-RPGR for the treatment of XLRP, which is in a Phase 1/2 clinical trial, and NSR-BEST1 for the treatment of Best disease, which is in preclinical development. Given that we are targeting orphan indications, being first to market will provide us with a significant commercial advantage due to market exclusivity in the United States and the European Union.

∎	Specialized expertise and focus on retinal disease drug development, gene therapy, manufacturing and ophthalmic product commercialization. Led by David Fellows, who has over 35 years of development and commercial ophthalmology experience, we have assembled a talented and experienced group of ophthalmologists, retinal surgeons, industry veterans, scientists, clinicians and key opinion leaders to build a vertically integrated gene therapy company. Our gene therapy manufacturing team consists of experts with an average of over 20 years of experience in process and analytical development, technology transfer, scale-up, validation, commercialization and regulatory requirements. Collectively, our team has been involved in the development and commercialization of at least ten ophthalmology products.

∎

Strong intellectual property and know-how. We believe our proprietary intellectual property portfolio, in-licensed from University of Oxford, provides us with a substantial competitive advantage for the commercial development of our retinal gene therapy product candidates, as well as expanded possibilities for new development programs in the future. We have retained the worldwide development and commercialization rights to all of our product candidates. In addition to our patent applications, we also have developed significant know-how relating to the upstream and downstream manufacturing of gene therapies at a scale and quality suitable for Phase 3 clinical development and commercialization. We have gained a substantial amount of patient experience as part of our clinical trials and our NIGHT study, which we believe provides a significant advantage to the success of our development program and commercialization plans.

∎	Broad and engaged network of experts and patient advocacy groups. Our strong relationships with key opinion leaders, retinal surgeons and patient advocacy groups have positioned us well to support our product development efforts and our potential for future commercial success. Leveraging our collaborations and our respected position in the ophthalmology community allows us to better understand the diseases we target, as well as to optimize our research, clinical development and commercial plans. For example, our NIGHT study allows us to continue to understand the natural progression of untreated CHM, affords engagement and alignment with key opinion leaders at specialist centers and provides us with an immediate pool of well-characterized patients to significantly accelerate enrollment in our planned STAR Phase 3 registrational trial. We also are collaborating with leaders in retinal imaging technology, robotic surgery and precision delivery devices to improve outcomes for patients treated with our product candidates.

∎	Established commercial-scale cGMP manufacturing and manufacturing capabilities. In conjunction with establishing our internal manufacturing team, we also have engaged in collaborations with third-party contract manufacturing organizations, or CMOs, who have significant skills, technology and experience in the manufacture, supply and packaging of AAV-based vectors in compliance with the FDA’s current Good Manufacturing Practices, or cGMP. Our current CMOs for NSR-REP1 are already operating at a scale that we believe will fully meet our clinical trial needs, including for our planned STAR Phase 3 registrational trial, as well as anticipated future commercial demand for NSR-REP1 in a cost-effective manner, removing the risk typically associated with clinical to commercial scale-up. We believe we have alignment with regulators on our cGMP manufacturing process, panel of analytical methods, assay qualification/validation plans and comparability protocol to support our STAR Phase 3 registrational trial, and that this alignment will extend to the future commercialization of NSR-REP1.

Our Strategy

Our goal is to become the leading commercial-stage retinal gene therapy company focused on delivering life-altering therapies for inherited retinal diseases. The key elements of our strategy to achieve this goal are to:

∎	Complete the clinical development and obtain regulatory approval for NSR-REP1 for the treatment of CHM. We intend to initiate the STAR Phase 3 registrational trial in the first half of 2018 to confirm the safety and efficacy of NSR-REP1. We expect to enroll approximately 140 patients in this trial and to have one-year follow-up results available in 2020. If the results of the STAR trial confirm the efficacy observed to date, we intend to submit a BLA and an MAA for approval of NSR-REP1 for the treatment of CHM. To support the proposed BLA and MAA submissions, we plan to initiate an additional Phase 2 clinical trial in the second half of 2017 in at least 15 CHM patients in order to investigate the safety of bilateral administration of NSR-REP1 in both eyes.

∎	Advance the clinical development of NSR-RPGR for the treatment of XLRP and NSR-BEST1 for the treatment of Best disease. We are evaluating our second retinal gene therapy product candidate, NSR-RPGR, in an ongoing dose-ranging Phase 1/2 clinical trial for the treatment of XLRP and we expect to report preliminary data from this trial in 2018. We also are planning to initiate the XOLARIS natural history study to better understand the progression of untreated XLRP and to assist us in identifying a pool of patients for a potential Phase 3 trial of NSR-RPGR. We also are currently conducting preclinical studies designed to support the initiation of clinical development of our third product candidate, NSR-BEST1, for the treatment of Best disease.

∎	Continue to build and commercialize a pipeline of gene therapy treatments for rare inherited retinal diseases. In addition to our programs in CHM, XLRP and Best disease, we also intend to leverage our relationships within the ophthalmology and gene therapy community in order to be able to identify, acquire, develop and commercialize other novel retinal gene therapy product candidates for the treatment of other inherited retinal diseases. We are currently evaluating three in-licensed preclinical product candidates and other potentially viable in-licensing opportunities, and we plan to advance one of these potential candidates into the clinic in the next five years.

∎

Improve procedural success through surgical training and advancements in surgical innovations. We have developed a robust retinal surgical training platform and are collaborating with leaders in retinal imaging technology, robotic surgery and precision delivery devices to improve outcomes for patients with inherited retinal diseases. Our collaborators include Carl Zeiss, Preceyes, Oxular Limited and the Dutch Ophthalmic Research Center.

∎	Continue to leverage relationships with retinal disease key opinion leaders and global gene therapy hub centers to ensure clinical trial success and enhance future commercialization. We intend to continue to pursue programs, such as our NIGHT and XOLARIS natural history observational studies, in order to better understand the progression of inherited retinal diseases, identify potential patient populations for future clinical trials and develop relationships with patients, global gene therapy hub centers, potential investigators and key opinion leaders. We intend to build on these strong relationships to support our NSR-RPGR program and our future pipeline at the development and commercialization stages. We will continue to engage and support patient advocacy groups to better serve patients with inherited retinal diseases.

∎	Establish a global commercial infrastructure. We have retained worldwide commercialization rights to all of our retinal gene therapy product candidates. Due to the rare incidence and prevalence of inherited retinal diseases, the treatment market is a specialty care market driven by key opinion leaders. As a result of our ongoing clinical work, we have established relationships with specialists and patients at global gene therapy hub centers focused on inherited retinal diseases. We believe that these activities have provided us with growing relationships and familiarity with the retinal surgeons that we plan to detail with a small specialty sales force upon the commercial launch of NSR-REP1 for CHM, subject to marketing approval in the United States and Europe.

Gene Therapy is Ideally Suited for Inherited Retinal Diseases

Gene therapy is used to overcome the effects of a defective, disease-causing gene by using engineered viruses, or viral vectors, to deliver a functional version of the gene into cells. Once inserted into the patient, the delivered gene utilizes available cellular mechanisms to produce a functional protein that leads to a therapeutic effect. Vectors based on AAV are believed to be especially well suited for treating retinal diseases because AAV is a small, replication-deficient virus that is non-pathogenic and has a well-documented safety profile. Over 250 genes that play a role in inherited retinal diseases have been identified, although fewer than ten of these targets are currently in clinical development.

The eye is an excellent target organ for gene therapy due to its accessibility, small size, compartmentalization and relative immune privileged status. The vectors can be directly injected into the diseased tissue and can be non-invasively observed for efficacy and safety. The blood-ocular barrier prevents the widespread dissemination of locally-administered vectors throughout the body. Given the small volume of the eye, the amount of vector needed to achieve a therapeutic effect is low, reducing the amount of vector required to be administered to the patient and reducing potential systemic side effects. In addition, the reduced volume requirement provides us with the advantage of small-scale manufacturing requirements for clinical trials and potential commercialization.

Our Lead Retinal Gene Therapy Product Candidate: NSR-REP1 for the Treatment of Choroideremia

Our lead retinal gene therapy product candidate, NSR-REP1, for the treatment of CHM is entering Phase 3 clinical development in the first half of 2018 and represents the most clinically advanced product candidate for this indication worldwide. In data from 32 patients treated with NSR-REP1 across four open-label clinical trials, over 90% of treated patients maintained their visual acuity over a one-year follow up period. In some cases, we also observed substantial improvements in visual acuity. We have received orphan drug designation for NSR-REP1 for the treatment of CHM from the FDA in the United States and from the EMA in the European Union.

Choroideremia Disease Overview

CHM is a rare, degenerative, X-linked genetic retinal disorder primarily affecting males, with no treatments currently available and represents a significant unmet medical need. CHM presents in childhood as night blindness, followed by progressive constriction of the visual fields, generally leading to vision loss in early adulthood and total blindness thereafter. Patients generally maintain good visual acuity until the degeneration encroaches onto the fovea, or the central part of the retina responsible for detailed vision. CHM is a degenerative disease that, starting at an early age, affects the retinal pigment epithelium, or RPE, which provides supportive biological functions for the photoreceptors and the underlying choroid, or outer retinal blood supply. Without a properly functioning RPE, the photoreceptors and the choroid slowly begin to atrophy, leading to vision loss. For CHM patients, it is often in middle age, when people typically are at or near their peak productive years, that visual impairment begins to limit independent activities of daily living and working productivity, generally leading to vision loss and total blindness thereafter. The prevalence of CHM is estimated to be one in 50,000 people, implying a total population of approximately 13,000 patients in the United States and the five major European markets.

CHM is caused by mutations in the CHM gene, which encodes REP1, a protein that plays a key role in intracellular protein trafficking and the elimination of waste products from retinal cells. Absence of functional REP1 leads to death of the RPE cells and degeneration of the overlying retina, which contains the retinal photoreceptors required to convert light into visual signals. Thus, the loss of REP1 function in retinal cells caused by CHM results in progressive vision loss and blindness.

Assessing Progression of CHM: The ETDRS Eye Chart

The disease progression of advanced CHM is typically assessed by measuring visual acuity using a standard vision test similar to the eye chart routinely used in a doctor’s office. A clinically validated vision test chart developed for the Early Treatment Diabetic Retinopathy Study, or ETDRS, is primarily used as the worldwide standard for the assessment of visual acuity in most clinical trials. The ETDRS chart has five letters per row, with equal spacing of the rows and letters on a log scale, and the individual rows are balanced for letter difficulty. Typically, the intra-patient variability associated with the ETDRS test is within one line, or five letters, on the chart. As a result, changes of less than five letters are typically viewed as within the margin of error for this test.

Our Solution: NSR-REP1 for Choroideremia

Our lead retinal gene therapy product candidate, NSR-REP1, is comprised of an AAV2 vector containing recombinant human complementary DNA, or cDNA, that is designed to produce REP1 inside the eye. NSR-REP1 is comprised of a standard AAV vector combined with the human REP1 cDNA and a woodchuck hepatitis post-transcriptional regulatory element, or WPRE, sequence. In preclinical animal studies, the incorporation of the WPRE sequence resulted in a statistically significant, nearly twofold increase in REP1 expression in the retina from baseline, which could provide a greater therapeutic effect than a REP1 vector without the WPRE sequence.

The introduction of a functional CHM gene into patients will allow expression of REP1, thereby slowing or stopping the progression of CHM and the decline in vision. In addition, we believe that enhanced REP1 expression may also be able to slow or reverse the early stages of cell death in already damaged retinal cells, accounting for the substantial improvements in visual acuity we have observed in some patients after treatment with NSR-REP1.

NSR-REP1 is administered by injection into the sub-retinal space, which is between the outer layers of the retina, following a standard vitrectomy procedure, in which some of the vitreous, which is the clear gel that fills the space between the lens and the retina of the eye, is removed to allow for better visualization of the injection site. NSR-REP1 is delivered using a two-step process. The first step in this process involves the creation of a small bubble, or bleb, in the sub-retinal space with a small amount of balanced salt solution, followed by the second step in which NSR-REP1 is administered into this newly created sub-retinal bleb. This process is depicted in the following graphic:

Our use of this two-step process allows the surgeon to ensure NSR-REP1 is administered directly to the target site. Surgical precision is further enhanced by intra-operative optical coherence tomography, or iOCT, providing the surgeon with real-time, cross-sectional imaging of the precise location of NSR-REP1 administration. The surgical equipment used for NSR-REP1 administration, such as needles, syringes and connectors, is commercially available and used within the terms of regulatory registrations in the United States and Canada, as well as CE markings in the European Union.

Clinical Development of NSR-REP1

The table below sets forth summary information regarding our completed and ongoing clinical trials for NSR-REP1.

TRIAL	PHASE	OBJECTIVE	SITE(S)	NO. OF PATIENTS (ENROLLED / TARGET)
Treatment and One-Year Follow-Up Completed

Oxford Trial	Phase 1/2	Dose-ranging	Oxford (U.K.)	14 / 14

ISTs	Phase 2	Proof of concept	Alberta (Canada)	6 / 6

			Miami (U.S.)	6 / 6

			Tuebingen (Germany)	6 / 6

Enrollment Ongoing

REGENERATE	Phase 2	Maintenance in early-stage patients	U.K.	18 / 30

NIGHT	Observational	Natural history	U.S., Europe and Canada	220 / 260

Future Trials

STAR	Phase 3	Registrational	U.S., Europe and Canada	– / 140

GEMINI	Phase 2	Bilateral treatment	U.S. and Europe	– / 15

Phase 1/2 Oxford Trial and Phase 2 Investigator-Sponsored Clinical Trials

As of June 30, 2017, a total of 50 patients have been treated with NSR-REP1, consisting of 32 patients across four clinical trials that have completed at least one-year follow-up after treatment and 18 patients currently enrolled and treated in the REGENERATE trial. In January 2014, the positive initial six-month proof-of-concept efficacy and safety data from the first cohort of six patients in the Oxford Trial were published in The Lancet. Additional data supporting the long-term durability of treatment effect after 42 months of follow-up in the first cohort was published in the New England Journal of Medicine in April 2016.

The results from the first cohort of six patients treated in the Oxford Trial indicated NSR-REP1 was well tolerated. Five patients received the intended low dose of 1.0 × 1010 genome particles, or gp, while the sixth patient received a sub-therapeutic dose due to the surgeon’s concern about stretching this patient’s already thin retina. After one-year of follow-up, visual acuity either improved or returned to within five ETDRS letters, or one line, of baseline for all five patients who received the intended dose of NSR-REP1. We consider this type of sustained maintenance in visual acuity to be clinically meaningful in an otherwise degenerative disease like CHM. Further, at one-year post-treatment, we observed that one of the five patients gained 22 ETDRS letters, or four lines, and another patient gained 16 ETDRS letters, or three lines, in visual acuity. At five years post-treatment of this first cohort, we further observed that the duration of response following a single injection of NSR-REP1 was maintained in all five patients, consistent with the 42-month data published in April 2016.

Based on the initial positive efficacy and safety data generated from the Oxford Trial, a second cohort of eight patients was treated at the University of Oxford with a ten-fold higher dose of 1.0 x 1011 gp of NSR- REP1, which we refer to as the high dose for purposes of our clinical development of NSR-REP1. Subsequently, three other investigator-sponsored, open-label, single-center, single-eye Phase 2 clinical trials were initiated in the United

States, Canada and Germany treating six patients at each clinical site. In these three additional clinical trials, patients were treated with the same high dose of NSR-REP1 as was used to treat the second cohort in the Oxford Trial.

The chart below shows a retrospective analysis of the data for patients treated with NSR-REP1 in the four ISTs and untreated patients from the NIGHT study. The chart indicates that only two of the 31 patients who received the full therapeutic dose in the ISTs experienced such a loss in visual acuity of five or more ETDRS letters during the one-year follow-up period. By comparison, in the NIGHT study of 220 CHM patients, 47 out of the 358 eyes assessed, or 13%, experienced a loss in visual acuity of five or more than five ETDRS letters at the one-year follow-up. In the NIGHT study, some patients were eligible to have both of their eyes assessed.

*	Excludes one patient who received sub-therapeutic dose.

In addition to the effects on maintenance of vision observed after treatment with NSR-REP1, some patients have achieved gains in visual acuity of greater than 15 ETDRS letters. We refer to these patients as hyper-responders. The following graph shows that the treatment effect observed for the five hyper-responders treated with NSR-REP1 in our ISTs was observed as early as one month after treatment and that the benefit was maintained from three months after treatment to at least five years post-treatment, which is currently the longest evaluable follow-up time point available. In patient B below, the decline in visual acuity observed at 1.5 years was due to vitrectomy-related cataract formation. Following a routine cataract extraction performed prior to this 1.5 year follow-up time point, patient B’s visual acuity improved in a manner consistent with the other treated patients in the clinical trial.

To further investigate the subset of patients most likely to generate a hyper-response, we classified the 32 patients from the four ISTs into three groups based on their baseline visual acuity ranges. These ranges are based on standard ophthalmology diagnosis codes:

∎	Mild Visual Acuity Loss to Normal Vision—Patients with greater than 73 ETDRS letters of visual acuity (better than 20/40 vision): This group (n=12 patients) includes patients who are within 15 ETDRS letters of 20/20 vision and therefore, cannot gain the required 15 ETDRS letters due to a ceiling effect.

∎	Moderate to Severe Visual Acuity Loss—Patients between 34 and 73 ETDRS letters of visual acuity (20/40-20/200 vision): This group (n=19 patients) includes patients whose visual acuity is at least 15 letters below normal vision and are most likely to have sufficient viable residual tissue to treat.

∎	Severe to Profound Vision Loss—Patients with less than 34 ETDRS letters of visual acuity (worse than 20/200 vision): This group (n=1 patient) corresponds to the criteria for legal blindness in most jurisdictions and represents a stage of advanced CHM where sub-retinal surgery is extremely challenging.

The greatest proportion of hyper-responders was observed in patients with a Moderate to Severe Visual Acuity Loss classification. At one-year follow-up after treatment, four out of 19 treated patients in this group, or 21%, experienced a gain in visual acuity of at least 15 ETDRS letters from baseline as compared to 1% of all untreated patients in the NIGHT study. These results, if observed in a randomized, controlled clinical trial, would represent a p-value of 0.0012. P-value is a conventional statistical method for measuring the statistical significance of clinical trial results. A p-value of less than 0.05 is generally considered to represent statistical significance, meaning that there is a less than five percent likelihood that the observed results occurred by chance. The 20% differential between the rate of hyper-responders in the four ISTs and the rate of hyper-responders in the NIGHT study is comparable to that observed in clinical trials for other FDA-approved retinal therapies. Based on these efficacy results, our understanding of the progression of CHM and our experience treating CHM patients, we selected patients with a Moderate to Severe Visual Acuity Loss classification as the target population for our planned STAR Phase 3 registrational trial and we have designed the STAR trial to allow these findings to be replicated in a prospective, randomized, controlled clinical trial setting.

Phase 2 Clinical Trial in Early-Stage CHM—REGENERATE Trial

NSR-REP1 is also currently being studied in the REGENERATE trial, an open-label, exploratory, single-eye Phase 2 clinical trial at two sites in the United Kingdom. The trial was initiated in August 2016 and is intended to enroll up to 30 patients with an early-stage diagnosis of CHM, as confirmed by genetic testing, and meet the classification of Mild Visual Acuity Loss to Normal Vision. The primary objective of the clinical trial is to evaluate the efficacy of the high dose of NSR-REP1 administered in the ISTs, which is a single dose of NSR-REP1 (1.0 × 1011 gp), on visual acuity assessment using the ETDRS chart. A secondary objective is to evaluate any therapeutic benefit, assessing other functional and anatomical endpoints and safety in early-stage CHM patients. As of June 30, 2017, 18 patients have been enrolled and treated in the REGENERATE trial.

NIGHT Natural History Observational Study

We also are conducting a prospective, natural history observational study, known as the NIGHT study, in which patients with CHM have been enrolling at multiple clinical sites in the United States, Europe and Canada since June 2015. The NIGHT study provides important evidence regarding the disease state and rate of disease progression in untreated CHM patients and provides a benchmark against which to compare the effects of NSR-REP1. We will recruit participants in our STAR Phase 3 registrational trial primarily from the NIGHT study in order to significantly accelerate Phase 3 enrollment from this well-characterized patient population. As of June 30, 2017, we have enrolled 220 patients into the NIGHT study, of which approximately 150 are also currently eligible for enrollment in the STAR trial.

STAR Phase 3 Registrational Trial

We expect to advance NSR-REP1 into a Phase 3 registrational trial, which we refer to as the STAR trial, in the first half of 2018. The trial is designed to study the safety and efficacy of NSR-REP1 in patients with a diagnosis of CHM due to REP1 mutations, as confirmed by genetic testing. The primary endpoint of the STAR trial is to measure the proportion of patients with an improvement of at least 15 ETDRS letters from baseline in visual acuity at 12 months post-treatment. Secondary endpoints include both anatomical and functional endpoints of efficacy and safety similar to the endpoints assessed in earlier clinical trials for NSR-REP1.

The STAR trial is expected to enroll approximately 140 patients across 16 clinical sites in the United States, Europe and Canada, of which six sites will be surgical centers. In order to be eligible to enter the STAR trial, patients must have a Moderate to Severe Visual Acuity Loss classification. The eligible patients will be randomized into one of three study arms: 56 patients in a high-dose NSR-REP1 treatment arm (1.0 × 1011 gp); 28 patients in a low-dose NSR-REP1 treatment arm (1.0 × 1010 gp) to provide additional masking; and 56 patients in an untreated, no-sham parallel-control arm. The primary endpoint will be assessed by comparing patients in the high-dose treatment arm with patients in the control arm. We will recruit patients in the STAR trial primarily from the NIGHT study in order to significantly accelerate Phase 3 enrollment from this well-characterized patient population. We currently expect one-year follow-up results from the STAR trial to be available in 2020.

The following chart summarizes the design of the planned STAR Phase 3 registrational trial:

We designed and plan to statistically power the STAR trial based on data from patients treated with NSR-REP1 in our earlier clinical trials and untreated patients from our NIGHT study. To achieve a statistical significance level of p≤0.05, between six and ten patients out of the 56 patients in the high-dose group, or 11% to 18% (assuming zero and two responses from patients in the control arm, respectively), will need to meet the primary endpoint criteria of a 15-letter improvement in visual acuity. This result would compare favorably to the 21% of patients who met the same criteria in the subgroup of the Phase 1/2 and Phase 2 clinical trials previously conducted.

Summary of Additional Clinical Trials Required For Regulatory Submissions

To discuss the proposed design of our planned STAR Phase 3 registrational trial and our clinical development plans, we opened an IND for NSR-REP1 in March 2016 and held an End-of-Phase 2 meeting and a Type C meeting with the FDA in the first half of 2017. We plan to commence the STAR trial in the first half of 2018. If the results of the STAR trial confirm the efficacy observed to date, we intend to submit a BLA to the FDA for the approval of NSR-REP1 for the treatment of CHM in the United States and an MAA to the EMA for approval in the European Union. Further, we have obtained protocol advice from the EMA in October 2015 and will be seeking further protocol advice in the second half of 2017, prior to initiation of our planned STAR Phase 3 registrational trial.

Based on our interactions with the FDA and EMA, we believe that, in addition to the successful completion of the STAR trial, we will need to initiate an additional Phase 2 clinical trial to evaluate the safety of bilateral administration of a single dose of NSR-REP1 in both eyes of CHM patients. We intend to commence this Phase 2 trial, which we refer to as the GEMINI trial, in the second half of 2017 with a targeted enrollment of at least 15 CHM patients. We will also need to collect five-year follow-up data, which can be completed on a post-marketing basis, for all treated CHM patients to evaluate the long-term safety and efficacy of a sub-retinal injection of NSR-REP1.

FDA guidelines generally require multiple Phase 3 clinical trials in support of a BLA but provide that a single registrational trial may be appropriate in some circumstances. We have designed the STAR trial for it to be the only Phase 3 trial required to support a potential BLA for NSR-REP1. However, it is possible that the FDA or EMA may require that we treat additional patients or initiate or complete additional clinical trials and preclinical studies before considering our BLA or MAA, respectively, for approval.

Safety Observations from Clinical Trials of NSR-REP1

As of June 30, 2017, available clinical data from the 50 treated patients indicates that NSR-REP1 was well tolerated. The safety profile is consistent with that of surgical vitrectomy procedures generally, with ocular adverse events primarily affecting the treated eye, such as transient intraocular inflammation or visual disturbances that generally resolved within one week after surgery. Three serious adverse events have been reported to date. Two of these events were not ocular in nature and were determined to be unrelated to treatment with NSR-REP1, but rather related to surgical equipment malfunction and hospitalization due to gallstones. One patient experienced intraocular inflammation, requiring additional treatment with oral steroids. This transient inflammation was determined to be possibly related to treatment with NSR-REP1.

NSR-RPGR for the Treatment of X-Linked Retinitis Pigmentosa

We are developing our retinal gene therapy product candidate, NSR-RPGR, for the treatment of X-linked retinitis pigmentosa, or XLRP, in patients with mutations in the gene-encoding retinitis pigmentosa GTPase regulator protein, or RPGR. In March 2017, we initiated a dose-ranging Phase 1/2 clinical trial, which we refer to as the XIRIUS trial, in approximately 24 male patients to evaluate the safety and efficacy of NSR-RPGR. We have completed dosing of the first cohort of three patients and initiated treatment of the second cohort of three patients in August 2017. We expect the initial data from this trial to be available in 2018.

X-Linked Retinitis Pigmentosa Disease Overview

XLRP, a form of retinitis pigmentosa, is a rare inherited X-linked recessive genetic retinal disorder primarily affecting males. The disease is characterized by a lack of protein transport that leads to a loss of photoreceptors, resulting in rapid disease progression and severe retinal dysfunction. Approximately 70% of XLRP cases are due to variants in the genes responsible for the production of RPGR. RPGR is involved in the transport of proteins necessary for the maintenance of photoreceptor cells. Loss of RPGR function in the retinal cells causes the progressive loss of rod and cone photoreceptors, leading to the loss of vision experienced by patients. The estimated worldwide prevalence of XLRP due to RPGR variants is approximately one in 40,000 people, which represents approximately 17,000 patients in the United States and the five major European markets. There are no treatments currently available for XLRP.

The onset, progression, severity and clinical manifestations of XLRP vary from patient to patient. Typically, male patients first experience increasing symptoms of night blindness in the first decade, followed by a narrowing of their peripheral vision and progressive loss of central vision in the patient’s second or third decade. Legal or total blindness commonly occurs when the patient reaches his forties.

Our Solution: NSR-RPGR for Retinitis Pigmentosa

NSR-RPGR consists of a standard AAV vector, including the codon-optimized human RPGR DNA. We have developed a codon-optimized gene for the production of RPGR that features higher protein expression levels than with a wild-type RPGR coding sequence. In addition, codon optimization provides greater sequence stability, which results in the consistent production of an identical protein product. NSR-RPGR is designed to produce RPGR-ORF15, the form of RPGR preferentially expressed in the retina.

Based on preclinical findings indicating the potential for safety and efficacy with a significant rescue of photoreceptors, we believe NSR-RPGR has the ability to slow or stop retinal degeneration of photoreceptors and to restore or maintain vision in patients affected by these mutations. In two mouse models of XLRP in which the mice lacked RPGR-ORF15 expression in the retina, treatment with NSR-RPGR resulted in a statistically significant rescue of photoreceptor cells in the treated eyes, but not in the untreated eyes. A single treatment in both eyes of wild-type mice with NSR-RPGR indicated a favorable safety profile, without inducing any toxic effects.

Clinical Development of NSR-RPGR

Phase 1/2 Clinical Trial

In March 2017, we initiated a dose-ranging Phase 1/2 clinical trial in the United Kingdom to evaluate the safety and efficacy of NSR-RPGR for the treatment of XLRP in patients with the RPGR mutation. We have completed dosing of the first cohort of three patients and initiated treatment of the second cohort in August 2017. This trial is a multicenter, open-label, dose-ranging, single-eye trial in which we expect to enroll approximately 24 adult male patients. Each patient will receive a single sub-retinal injection of NSR-RPGR using the same administration technique as NSR-REP1. The primary goal of the trial is to assess the safety and tolerability of NSR-RPGR over a one-year period. We expect initial data from this trial to be available in 2018.

XOLARIS Natural History Observational Study

We plan to initiate a prospective, natural history observational study, which we refer to as the XOLARIS study, to better understand the progression of untreated XLRP. We also believe the study will assist us in identifying a pool of well-characterized patients for a potential Phase 3 trial of NSR-RPGR.

NSR-BEST1 for the Treatment of Best Disease

We are developing our retinal gene therapy product candidate, NSR-BEST1, for the treatment of Best vitelliform macular dystrophy, or Best disease, in patients with mutations in the gene-encoding bestrophin 1, or BEST1. We are currently conducting in vitro and in vivo preclinical studies to evaluate the efficiency of transduction and gene expression of NSR-BEST1. In parallel, we are currently completing preclinical studies designed to support the initiation of clinical development of NSR-BEST1. We expect to initiate a Phase 1/2 clinical trial for NSR-BEST1 in 2019.

Best Vitelliform Macular Dystrophy Overview

Best disease, named for Dr. Friedrich Best, is a rare inherited form of macular degeneration characterized by abnormal accumulation of yellow pigment in the macular region of the eye leading to major declines in central vision later in life. Best disease is autosomal dominant, so children of affected parents have a 50% chance of receiving the gene. Best disease is caused by mutations in BEST1 that alter the function of the bestrophin 1 protein and ion transport by the RPE, resulting in the accumulation of fluid and debris between the RPE and the photoreceptors. The diagnosis of Best disease is primarily based on clinical appearance; however, adjuvant diagnostic testing and family history can confirm the diagnosis, as most patients have an affected parent. The estimated worldwide prevalence of Best disease is approximately one in 67,000 people, which represents approximately 10,000 patients in the United States and the five major European markets. There are no treatments currently available for Best disease.

The onset, progression, severity and clinical manifestations of Best disease vary from patient to patient. Disease onset is usually in childhood and can sometimes occur in later teenage years. It is a slowly progressive disease. Affected patients are born with normal vision followed by decreased central visual acuity and distorted vision. Peripheral vision and dark adaptation is usually unaffected. Choroidal neovascularization, or the creation of new blood vessels in the choroid layer of the eye, is the most significant potential consequence and can cause rapid, significant loss of visual acuity.

Our Solution: NSR-BEST1 for Best Vitelliform Macular Dystrophy

NSR-BEST1 is comprised of a standard AAV vector combined with the human BEST1 cDNA and a WPRE sequence. The incorporation of the WPRE sequence has been shown to increase transgene gene expression following AAV delivery. We have designed our retinal gene therapy product candidate, NSR-BEST1, with the aim of overexpressing a functional bestrophin 1 protein in order to slow or reverse disease progression.

Manufacturing

We believe our current CMOs will be able to fully meet our current clinical trial needs, including for our planned STAR Phase 3 registrational trial, and anticipated future commercial demand for NSR-REP1 in a cost-effective manner, removing the risk typically associated with clinical to commercial scale-up. NSR-REP1 is manufactured using triple transfection of adherent human embryonic kidney, or HEK, 293 cells followed by density gradient centrifugation and chromatographic purification. These process steps have been used successfully to manufacture other gene therapy candidates that have been tested or are currently being tested in other clinical trials being conducted by other companies. We have introduced process improvements to make the production and purification processes more robust and compliant with regulatory authority requirements for our Phase 3 clinical trials for NSR-REP1. These improvements included modifications to the master cell bank, transfection agents, plasmid design, chromatography reagents and filtration. In addition, to provide regulatory authorities with additional data on control and monitoring of the NSR-REP1 process and final product, we increased the frequency of in-process testing and the number of quality control release assays. Clinical drug supply of NSR-REP1 for our ISTs and of NSR-RPGR for our Phase 1/2 clinical trial was manufactured by the Viral Vector Core and Clinical Manufacturing Facility of the Nationwide Children’s Hospital, or NCH, in compliance with cGMP.

We also have completed the comparability work needed to assess the similarity of key characteristics of the NSR-REP1 product used in our earlier clinical trials in CHM, which was manufactured by NCH, to the product intended for the STAR Phase 3 registrational trial produced by our scaled-up cGMP manufacturing process. Data from this comparability work has been incorporated into the detailed product dossier, a Drug Master File in the United States and an Investigational Medicinal Product Dossier in the European Union. Both of these dossiers were reviewed by regulators, including by the FDA at our pre-IND meeting in July 2015. Based on our interactions with regulators to date, we believe that our cGMP manufacturing process, analytical methods, and qualification and validation plans will be adequate for us to proceed with the planned STAR trial of NSR-REP1 in the first half of 2018. Prior to initiating the STAR trial, we will need to submit batch information to the FDA relating to the release of completed investigational drug product manufacture for our clinical trial. We believe we have alignment with regulators on our cGMP manufacturing process, panel of analytical methods, assay qualifications/validation plans and comparability protocol to support the STAR trial, as well as the potential commercialization of NSR-REP1.

We believe our CMOs have sufficient capacity to meet demand for our pipeline of retinal gene therapy product candidates for our future clinical trials and anticipated commercial demand. Additionally, we will work with our CMOs to develop and validate manufacturing process improvements that may increase the productivity and efficiency of our manufacturing technology employed in the existing process. In order to further reduce the risk in our manufacturing supply chain, we may consider an additional CMO to supply commercial and clinical materials.

Competition

The biotechnology and pharmaceutical industries, including the gene therapy field, are characterized by rapidly changing technologies, significant competition and a strong emphasis on intellectual property. We face substantial competition from many different sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions, government agencies and public and private research institutions.

We are aware of a number of companies focused on developing gene therapies in various indications, including Abeona Therapeutics Inc., Adverum Biotechnologies Inc., Allergan plc, Applied Genetics Technologies Corporation (AGTC), Audentes Therapeutics, Inc., Avalanche Biotechnologies, Inc., AveXis, Inc., Biogen Inc., bluebird bio, Inc., Dimension Therapeutics, Inc., Editas Medicine, Inc., 4D Molecular Therapeutics, GenSight Biologics S.A., Limelight Bio, Inc., MeiraGTx Limited, REGENXBIO Inc., Shire plc, Spark Therapeutics Inc. and uniQure N.V., as well as several companies addressing other methods for modifying genes and regulating gene expression. Any advances in gene therapy technology made by a competitor may be used to develop therapies that could compete against any of our product candidates.

For our specific retinal gene therapy product candidates, the main competitors include:

∎	Choroideremia: Spark Therapeutics is developing SPK-CHM, an AAV-based gene therapy for the treatment of CHM, and is currently enrolling patients in its first Phase 1/2 clinical trial. 4D Molecular Therapeutics and Biogen also have preclinical programs in CHM and we believe may be planning to initiate clinical trials in the indication in the next 12 months.

∎	X-linked Retinitis Pigmentosa: We are not currently aware of competitors with ongoing clinical trials of XLRP, although we believe AGTC and MeiraGTx have initiated or will soon initiate clinical trials for the treatment of XLRP, and other companies, including REGENXBIO, may be planning to initiate clinical trials in the future. AGTC and Biogen have published both a stable mutant and a codon-optimized gene capable of producing functional RPGR.

Many of our potential competitors, alone or with their strategic partners, have substantially greater financial, technical and other resources than we do, such as larger research and development, clinical, marketing and manufacturing organizations. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of competitors. Our commercial opportunity could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Additionally, technologies developed by our competitors may render our potential product candidates uneconomical or obsolete, and we may not be successful in marketing our product candidates against competitors.

Intellectual Property

We strive to protect and enhance the proprietary technologies, inventions and improvements that we believe are important to our business, including seeking, maintaining and defending patent rights, whether developed internally or licensed from third parties. Our policy is to seek to protect our proprietary position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to our proprietary technology, inventions, improvements, platforms and our product candidates that are important to the development and implementation of our business.

As of August 31, 2017, our intellectual property portfolio consisted of four pending U.S. patent applications, two pending international PCT applications, two allowed foreign applications and 16 pending foreign applications (one of which is an unpublished priority application filed in the United Kingdom). These patent applications include claims directed to methods for treating CHM using NSR-REP1 compositions and to methods for treating retinitis pigmentosa using NSR-RPGR compositions, with expected expiry dates not earlier than between 2032 and 2036.

CHM

Our CHM intellectual property portfolio includes a family of patent applications licensed from Oxford University Innovation Limited (formerly Isis Innovation Limited), or Oxford. Worldwide filings include national phase applications in the United States, Australia, Brazil, Canada, China, the European Patent Convention (with a registration in Hong Kong based on this filing), Israel, Japan, the Republic of Korea, Mexico and Singapore. Claims to NSR-REP1 product and methods of treating CHM have been accepted in Australia and claims to the use of NSR-REP1 to treat CHM have been accepted in Singapore. All pending applications are currently under substantive examination. The U.S. and foreign filings in this family claim priority to a common international PCT application and, if issued, have expected expiry dates not earlier than 2032.

We own an unpublished PCT application drawn to potency assays for CHM gene therapy based on the administration of NSR-REP1 compositions. The PCT application is due to enter the national phase in the fall of 2018. National phase applications claiming priority to this PCT application, if issued, are expected to have expiry dates not earlier than 2037.

XLRP

Our XLRP intellectual property portfolio includes a published PCT application licensed from Oxford that is due to enter the national phase in the spring of 2018. National phase applications claiming priority to this PCT application, if issued, are expected to have expiry dates not earlier than 2036. The pending claims of this PCT application are drawn to products comprising NSR-RPGR and methods of use of NSR-RPGR for treating or preventing retinitis pigmentosa, including XLRP.

We own a U.K. patent application drawn to RGPR sequence variants and methods of use of these variants for treating or preventing retinitis pigmentosa, including XLRP. This application is due to be converted into an international PCT application on or before March 2018. National phase applications claiming priority to this PCT application, if issued, are expected to have expiry dates not earlier than 2038.

Individual patents extend for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, patents issued for regularly filed applications in the United States are granted a term of 20 years from the earliest effective non-provisional filing date. In addition, in certain instances, a patent term can be extended to recapture a portion of the U.S. Patent and Trademark Office, or the USPTO, delay in issuing the patent as well as a portion of the term effectively lost as a result of the FDA regulatory review period. However, as to the FDA component, the restoration period cannot be longer than five years and the total patent term including the restoration period must not exceed 14 years following FDA approval. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date. However, the actual protection afforded by a patent varies on a product by product basis, from country to country and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

Furthermore, we rely upon trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, using confidentiality agreements with our collaborators, employees and consultants and invention assignment agreements with our employees. We also have confidentiality agreements or invention assignment agreements with our collaborators and selected consultants. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Our commercial success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies, or our product candidates or processes, obtain licenses or cease certain activities. Our breach of any license agreements or failure to obtain a license to proprietary rights that we may require to develop or commercialize our future product candidates may have an adverse impact on us. If third parties have prepared and filed patent applications prior to March 16, 2013 in the United States that also claim technology to which we have rights, we may have to participate in interference proceedings in the USPTO, to determine priority of invention. For more information, see “Risk Factors—Risks Related to Our Intellectual Property.”

Collaborations and License Agreements

Oxford University Innovation Limited

In November 2013, we entered into a license agreement with Oxford. We refer to this agreement, as amended to date, as the 2013 Oxford Agreement. Under the 2013 Oxford Agreement, we acquired an exclusive worldwide license, with the right to grant sublicenses, to develop, research, make, import, use, sell, lease, license or otherwise commercially exploit products, including NSR-REP1, covered by the patents and know-how relating to vectors for use in gene therapy for CHM licensed under the 2013 Oxford Agreement for any and all uses.

Pursuant to the 2013 Oxford Agreement, we are required to use reasonable endeavors to develop, exploit and market licensed products in accordance with the development plan included therein, material modifications to which require Oxford’s consent. Our exclusivity is subject to certain retained rights of Oxford and other third parties to use the licensed technology for academic and research purposes. Upon our entry into the 2013 Oxford Agreement, we paid Oxford a signing fee of $78,000 and $68,000 to cover prior patent costs related to the patent rights subject to the 2013 Oxford Agreement. We are obligated to pay Oxford development and commercial milestone fees of up to an aggregate of £375,000 upon the achievement of specified milestones related to patent approvals, regulatory approvals and revenue achievement, as well as a mid-single-digit percentage of specified revenues received from sublicensees and a low single-digit royalty on annual net sales, subject to specified minimum royalty payments.

We may terminate the 2013 Oxford Agreement at any time upon two months’ written notice. Oxford may terminate the 2013 Oxford Agreement if we seek to challenge the validity of the licensed patents or if we become bankrupt. Either party may terminate the 2013 Oxford Agreement upon written notice if the other party fails to cure a material breach, subject to notice requirements and specified exceptions. Absent early termination, the 2013 Oxford Agreement will continue until November 13, 2033 or, if earlier, the later of expiration of the last to expire patent right subject to the 2013 Oxford Agreement or the lapse of market exclusivity in all countries throughout the world.

Additionally, in November 2015, we entered into five separate license agreements with Oxford, under which we acquired exclusive worldwide licenses, with the right to grant sublicenses, to develop, research, make, import, use, sell, lease, license or otherwise commercially exploit products, including NSR-RPGR, NSR-BEST1 and three other preclinical gene therapy product candidates, covered by the licensed patents and know-how relating to gene therapy for any and all uses.

Pursuant to the license agreement with Oxford relating to NSR-RPGR, which we refer to as the 2015 Oxford Agreement, we are required to use reasonable efforts to develop, exploit and market licensed products in accordance with the development plan included therein, material modifications to which require Oxford’s consent. Our exclusivity under the 2015 Oxford Agreement is subject to certain retained rights of Oxford and other third parties to use the licensed technology for academic and research purposes. Upon our entry into the 2015 Oxford Agreement, we paid Oxford a signing fee of $115,000 and $2,000 to cover prior patent costs related to the patent rights subject to the 2015 Oxford Agreement. We are obligated to pay Oxford annual maintenance fees until we file for regulatory approval for our first product candidate and payments upon the achievement of specified development and commercial milestones, as well as a high single-digit percentage of specified revenues received from sublicensees, and a low single-digit royalty on annual net sales, subject to an additional high single-digit royalty, not to exceed

£2,000,000 per product, for aggregate net sales in excess of a specified threshold. Under the 2015 Oxford Agreement, the aggregate potential regulatory and commercial milestone payments are £2,225,000.

We may terminate the 2015 Oxford Agreement at any time upon two months’ written notice. Oxford may terminate the 2015 Oxford Agreement if we seek to challenge the validity of the licensed patents or if we become bankrupt. Either party may terminate the 2015 Oxford Agreement upon written notice if the other party fails to cure a material breach, subject to notice requirements and specified exceptions. Absent early termination, the 2015 Oxford Agreement will continue until November 5, 2035 or, if earlier, the later of expiration of the last to expire patent right subject to the 2015 Oxford Agreement or lapse of market exclusivity in all countries throughout the world.

Oxford BioMedica (UK) Limited

In December 2013, we entered into a license agreement with Oxford BioMedica (UK) Limited, or BioMedica, which we refer to as the BioMedica Agreement. Under the BioMedica Agreement, we acquired a non-exclusive license in the United States to manufacture, use, supply, sell, offer to sell, store, develop, research and import certain AAV products for the treatment of CHM, with the right to grant sublicenses to development partners.

Pursuant to the BioMedica Agreement, we are required to use commercially reasonable efforts to manufacture, sell and supply AAV products developed using the intellectual property licensed under the BioMedica Agreement in the United States. Upon our entry into the BioMedica Agreement, we paid BioMedica a signing fee of $100,000. We are obligated to pay BioMedica a low six-figure fee upon the grant of a sublicense to a development partner, a development milestone payment of $100,000 upon the grant by the FDA of marketing approval for an AAV product for the treatment of CHM, a low- to mid-single digit percentage of specified revenues received from development partners that are sublicensees and a low single-digit royalty on annual net sales in the United States.

We may terminate the BioMedica Agreement at any time upon one month’s written notice. BioMedica may terminate the BioMedica Agreement if we seek to challenge the validity of the licensed patents. Either party may terminate the BioMedica Agreement immediately upon written notice if the other party becomes bankrupt or fails to cure a material breach, subject to notice requirements and specified exceptions. Absent early termination, the BioMedica Agreement will continue until the expiration of the last to expire patent granted to us under the BioMedica Agreement.

Government Regulation

In the United States, the FDA regulates biologic products including gene therapy products under the Federal Food, Drug, and Cosmetic Act, or the FDCA, the Public Health Service Act, or the PHSA, and regulations and guidance implementing these laws. The FDCA, PHSA and their corresponding regulations govern, among other things, the testing, manufacturing, safety, efficacy, labeling, packaging, storage, record keeping, distribution, reporting, advertising and other promotional practices involving biologic products. Applications to the FDA are required before conducting human clinical testing of biologic products. Additionally, each clinical trial protocol for a gene therapy product candidate is reviewed by the FDA and, in limited instances the U.S. National Institutes of Health, or the NIH, through its Recombinant DNA Advisory Committee, or RAC. FDA approval also must be obtained before marketing of biologic products. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources and we may not be able to obtain the required regulatory approvals.

Within the FDA, the Center for Biologics Evaluation and Research, or CBER, regulates gene therapy products. Within CBER, the review of gene therapy and related products is consolidated in the Office of Tissue and Advanced Therapies and the FDA has established the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER on its reviews. CBER works closely with the NIH and the RAC, which makes recommendations to the NIH on gene therapy issues and engages in a public discussion of scientific, safety, ethical and societal issues related to proposed and ongoing gene therapy protocols. Although the FDA has not yet approved any human gene therapy product for sale, it has provided guidance for the development of gene therapy products. This guidance includes a growing body of guidance documents on Chemistry, Manufacturing and Controls, or CMC, clinical investigations and other areas of gene therapy development, all of which are intended to facilitate the industry’s development of gene therapy products.

Ethical, social and legal concerns about gene therapy, genetic testing and genetic research could result in additional regulations restricting or prohibiting the processes we may use. Federal and state agencies, congressional committees and foreign governments have expressed interest in further regulating biotechnology. More restrictive regulations or claims that our products or product candidates are unsafe or pose a hazard could prevent us from commercializing any products. New government requirements may be established that could delay or prevent regulatory approval of our product candidates under development. It is impossible to predict whether legislative changes will be enacted, regulations, policies or guidance changed, or interpretations by agencies or courts changed, or what the impact of such changes, if any, may be.

U.S. Biologic Products Development Process

Any product candidate must be approved by the FDA before it may be legally marketed in the United States. The process required by the FDA before a biologic product candidate may be marketed in the United States generally involves the following:

∎	completion of preclinical laboratory tests and in vivo studies in accordance with the FDA’s current Good Laboratory Practice, or GLP, regulations and applicable requirements for the humane use of laboratory animals or other applicable regulations;

∎	submission to the FDA of an IND application, which allows human clinical trials to begin unless FDA objects within 30 days;

∎	approval by an independent institutional review board, or IRB, reviewing each clinical site before each clinical trial may be initiated;

∎	performance of adequate and well-controlled human clinical trials according to the FDA’s GCP regulations, and any additional requirements for the protection of human research subjects and their health information, to establish the safety and efficacy of the proposed biologic product candidate for its intended use;

∎	preparation and submission to the FDA of a BLA for marketing approval that includes substantial evidence of safety, purity and potency from results of nonclinical testing and clinical trials;

∎	review of the product by an FDA advisory committee, if applicable;

∎	satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the biologic product candidate is produced to assess compliance with cGMP requirements and to assure that the facilities, methods and controls are adequate to preserve the biologic product candidate’s identity, safety, strength, quality, potency and purity;

∎	potential FDA audit of the preclinical and clinical trial sites that generated the data in support of the BLA; and

∎	payment of user fees and FDA review and approval, or licensure, of the BLA.

Before testing any biologic product candidate in humans, including a gene therapy product candidate, the product candidate must undergo preclinical testing. Preclinical tests, also referred to as nonclinical studies, include laboratory evaluations of product chemistry, toxicity and formulation, as well as in vivo studies to assess the potential safety and activity of the product candidate and to establish a rationale for therapeutic use. The conduct of the preclinical tests must comply with federal regulations and requirements including GLPs.

Concurrent with clinical trials, companies usually must complete some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the drug in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

If a gene therapy trial is conducted at, or sponsored by, institutions receiving NIH funding for recombinant DNA research, prior to the submission of an IND to the FDA, a protocol and related documents must be submitted to, and the study registered with, the NIH Office of Biotechnology Activities, or the OBA, pursuant to the NIH Guidelines for Research Involving Recombinant DNA Molecules, or the NIH Guidelines. Compliance with the NIH Guidelines is mandatory for investigators at institutions receiving NIH funds for research involving recombinant DNA. However, many companies and other institutions, not otherwise subject to the NIH Guidelines, voluntarily follow them. The NIH is responsible for convening the RAC that discusses protocols that raise novel or particularly important scientific, safety or ethical considerations at one of its quarterly public meetings. The OBA will notify the FDA of the RAC’s decision regarding the necessity for full public review of a gene therapy protocol. RAC proceedings and reports are posted to the OBA website and may be accessed by the public.

The clinical trial sponsor must submit the results of the preclinical studies, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. With gene therapy protocols, if the FDA allows the IND to proceed, but the RAC decides that full public review of the protocol is warranted, the FDA will request at the completion of its IND review that sponsors delay initiation of the protocol until after completion of the RAC review process. The FDA also may impose clinical holds on a biologic product candidate at any time before or during clinical trials due to safety concerns or non-compliance. If the FDA imposes a clinical hold, clinical trials may not recommence without FDA authorization and then only under terms authorized by the FDA. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to commence, or that, once begun, issues will not arise that suspend or terminate such trials.

Human Clinical Trials Under an IND

Clinical trials involve the administration of the biologic product candidate to healthy volunteers or patients under the supervision of qualified investigators which generally are physicians not employed by, or under, the control of the trial sponsor. Clinical trials are conducted under written study protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety, including stopping rules that assure a clinical trial will be stopped if certain adverse events should occur. Each protocol and any amendments to the protocol must be submitted to the FDA as part of the IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to a proposed clinical trial and places the trial on clinical hold, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Accordingly, submission of an IND may or may not result in the FDA allowing clinical trials to commence. Clinical trials must be conducted and monitored in accordance with the FDA’s regulations comprising the GCP requirements, including the requirement that all research subjects provide informed consent.

Further, each clinical trial must be reviewed and approved by an IRB at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers items such as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the form and content of the informed consent that must be signed by each clinical trial subject, or their legal representative, reviews and approves the trial protocol, and must monitor the clinical trial until completed. Clinical trials involving recombinant DNA also must be reviewed by an institutional biosafety committee, or IBC, a local institutional committee that reviews and oversees basic and clinical research that utilizes recombinant DNA at that institution. The IBC assesses the safety of the research and identifies any potential risk to public health or the environment.

Human clinical trials typically are conducted in three sequential phases that may overlap or be combined:

∎	Phase 1. The biologic product candidate initially is introduced into a small number of healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early understanding of its effectiveness. In the case of some product candidates for severe or life-threatening diseases, especially when the product candidate may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients. Phase 1 clinical trials of gene therapies are typically conducted in patients rather than healthy volunteers.

∎	Phase 2. The biologic product candidate is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product candidate for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

∎	Phase 3. Phase 3 clinical trials are commonly referred to as “pivotal” trials, which typically denotes a trial which presents the data that the FDA or other relevant regulatory agency will use to determine whether or not to approve a biologic product. In Phase 3 clinical trials, the biologic product candidate is administered to an expanded patient population, generally at multiple geographically dispersed clinical trial sites in adequate and well-controlled clinical trials to generate sufficient data to statistically confirm the potency and safety of the product for approval. These clinical trials are intended to establish the overall risk/benefit ratio of the product candidate and provide an adequate basis for product labeling.

Post-approval clinical trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA.

Written IND safety reports must be promptly submitted to the FDA, the NIH and the investigators for: serious and unexpected adverse events; any findings from other trials, in vivo laboratory tests or in vitro testing that suggest a significant risk for human subjects; or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information.

The FDA or the sponsor or its data safety monitoring board may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the biologic product candidate has been associated with unexpected serious harm to patients.

Additional Regulation for Gene Therapy Clinical Trials

In addition to the regulations discussed above, there are a number of additional standards that apply to clinical trials involving the use of gene therapy. The FDA has issued various guidance documents regarding gene therapies, which outline additional factors that the FDA will consider at each of the above stages of development and relate to, among other things: the proper preclinical assessment of gene therapies; the CMC information that should be included in an IND application; the proper design of tests to measure product potency in support of an IND or BLA application; and measures to observe delayed adverse effects in subjects who have been exposed to investigational gene therapies when the risk of such effects is high. Further, the FDA usually recommends that sponsors observe subjects for potential gene therapy-related delayed adverse events for a 15-year period, including a minimum of five years of annual examinations followed by ten years of annual queries, either in person or by questionnaire.

The NIH and the FDA have a publicly accessible database, the Genetic Modification Clinical Research Information System, which includes information on gene therapy trials and serves as an electronic tool to facilitate the reporting and analysis of adverse events on these clinical trials.

Compliance with cGMP Requirements

Manufacturers of biologics must comply with applicable cGMP regulations, including quality control and quality assurance and maintenance of records and documentation. Manufacturers and others involved in the manufacture and distribution of such products also must register their establishments with the FDA and certain state agencies. Both domestic and foreign manufacturing establishments must register and provide additional information to the FDA upon their initial participation in the manufacturing process. Establishments may be subject to periodic, unannounced inspections by government authorities to ensure compliance with cGMP requirements and other laws. Discovery of problems may result in a government entity placing restrictions on a product, manufacturer or holder of an approved BLA, and may extend to requiring withdrawal of the product from the market. The FDA will not approve a BLA unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specification.

Concurrent with clinical trials, companies usually complete additional preclinical studies and must also develop additional information about the physical characteristics of the biologic product candidate, as well as finalize a process for manufacturing the product candidate in commercial quantities in accordance with cGMP requirements. To help reduce the risk of the introduction of adventitious agents or of causing other adverse events with the use of biologic products, the PHSA emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other requirements, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biologic product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biologic product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

The results of the preclinical tests and clinical trials, together with detailed information relating to the product’s CMC and proposed labeling, among other things, are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications.

For gene therapies, selecting patients with applicable genetic defects is a necessary condition to effective treatment. For the therapy we are currently developing, we believe that diagnoses based on existing genetic tests developed and administered by laboratories certified under the Clinical Laboratory Improvement Amendments, or CLIA, are sufficient to select appropriate patients and will be permitted by the FDA.

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a significant user fee. The FDA adjusts the PDUFA user fees on an annual basis. The PDUFA also imposes an annual product fee for biologics and an annual establishment license fee on facilities used to manufacture prescription biologics. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for product candidates designated as orphan drugs, unless the product candidate also includes a non-orphan indication.

The FDA reviews a BLA within 60 days of submission to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In that event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth, substantive review of the BLA.

The FDA reviews the BLA to determine, among other things, whether the proposed product candidate is safe and potent, or effective, for its intended use, has an acceptable purity profile and whether the product candidate is being manufactured in accordance with cGMP to assure and preserve the product candidate’s identity, safety, strength, quality, potency and purity. The FDA may refer applications for novel biologic products or biologic products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving a BLA, the FDA will inspect the facilities at which the product candidate is manufactured. The FDA will not approve the product candidate unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product candidate within required specifications. Additionally, before approving a BLA, the FDA typically will inspect one or more clinical trial sites to assure that the clinical trials were conducted in compliance with IND requirements and GCP requirements.

On the basis of the BLA and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the biologic product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the BLA, the FDA will issue an approval letter.

If a product candidate receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing or dispensing in the form of a risk evaluation and mitigation strategy, or REMS, or otherwise limit the scope of any approval. In addition, the FDA may require post-marketing clinical trials, sometimes referred to as Phase 4 clinical trials, designed to further assess a biologic product’s safety and effectiveness, and testing and surveillance programs to monitor the safety of approved products that have been commercialized.

The FDA has agreed to specified performance goals in the review of BLAs under the PDUFA. One such goal is to review standard BLAs in ten months after the FDA accepts the BLA for filing, and priority BLAs in six months, whereupon a review decision is to be made. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs and its review goals are subject to change from time to time. The review process and the PDUFA goal date may be extended by three months if the FDA requests or the BLA sponsor otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may designate a biologic product as an “orphan drug” if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a biologic product available in the United States for treatment of the disease or condition will be recovered from sales of the product). Orphan product designation must be requested before submitting a BLA. After the FDA grants orphan product designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan product designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

If a product with orphan status receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, meaning that the FDA may not approve any other applications to market the same drug or biologic product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity or if the party holding the exclusivity fails to assure the availability of sufficient quantities of the drug to meet the needs of patients with the disease or condition for which the drug was designated. Competitors, however, may receive approval of different products for the same indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan medicinal product status in the European Union has similar, but not identical, benefits. For example, the European Union grants ten years of product exclusivity for orphan medicinal products.

Expedited Development and Review Programs

The FDA is authorized to expedite the review of BLAs in several ways. Under the Fast Track program, the sponsor of a biologic product candidate may request the FDA to designate the product for a specific indication as a Fast Track product concurrent with or after the filing of the IND. Biologic products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product candidate and the specific indication for which it is being studied. In addition to other benefits, such as the ability to have greater interactions with the FDA, the FDA may initiate review of sections of a Fast Track BLA before the application is complete, a process known as rolling review.

Any product submitted to the FDA for marketing, including under a Fast Track program, may be eligible for other types of FDA programs intended to expedite development and review, such as breakthrough therapy designation, priority review and accelerated approval.

∎	Breakthrough therapy designation. To qualify for the breakthrough therapy program, product candidates must be intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence must indicate that such product candidates may demonstrate substantial improvement on one or more clinically significant endpoints over existing therapies. The FDA will seek to ensure the sponsor of a breakthrough therapy product candidate receives: intensive guidance on an efficient drug development program; intensive involvement of senior managers and experienced staff on a proactive, collaborative and cross-disciplinary review; and a rolling review.

∎	Accelerated approval. Drugs or biologic products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval. Accelerated approval means that a product candidate may be approved on the basis of adequate and well-controlled clinical trials establishing that the product candidate has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity and prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, FDA may require that a sponsor of a drug or biologic product candidate receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. In addition, FDA currently requires pre-approval of promotional materials as a condition for accelerated approval.

Fast Track designation, breakthrough therapy designation and accelerated approval do not change the standards for approval but may expedite the development or approval process.

Post-approval Requirements

Rigorous and extensive FDA regulation of biologic products continues after approval, particularly with respect to cGMP requirements. Manufacturers are required to comply with applicable requirements in the cGMP regulations, including quality control and quality assurance and maintenance of records and documentation. Other post-approval requirements applicable to biologic products include reporting of cGMP deviations that may affect the identity, potency, purity and overall safety of a distributed product, record-keeping requirements, reporting of adverse effects, reporting updated safety and efficacy information and complying with electronic record and signature requirements. After a BLA is approved, the product also may be subject to official lot release. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA, together with a release protocol, showing a summary of the history of manufacture of the lot and the results of all tests performed on the lot. The FDA also may perform certain confirmatory tests on lots of some products before releasing the lots for distribution. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency and effectiveness of biologic products.

A sponsor also must comply with the FDA’s advertising and promotion requirements, such as the prohibition on promoting products for uses or in patient populations that are not described in the product’s approved labeling (known as “off-label use”). Discovery of previously unknown problems or the failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions. In addition, changes to the manufacturing process or facility generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant or manufacturer to administrative or judicial civil or criminal actions and adverse publicity. These actions could include refusal to approve pending applications or supplemental applications, withdrawal of an approval, clinical hold, suspension or termination of a clinical trial by an IRB, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines or other monetary penalties, refusals of government contracts, mandated corrective advertising or communications with healthcare providers, debarment, restitution, disgorgement of profits or other civil or criminal penalties.

U.S. Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of product candidates, some of a sponsor’s U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period generally is one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application. Only one patent applicable to an approved biologic product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. Moreover, a given patent may only be extended once based on a single product. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration.

Government Regulation Outside of the United States

In addition to regulations in the United States, we are and will be subject, either directly or through third parties, to a variety of regulations in other jurisdictions governing, among other things, clinical trials and commercial sales and distribution of our products, if approved. In the European Union, the requirements, regulatory approvals and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country, though there is some degree of European Union-wide harmonization.

Regulation in the European Union

In the European Union, medicinal products, including advanced therapy medicinal products, or ATMPs, are subject to extensive pre- and post-market regulation by regulatory authorities at both the European Union and national levels. ATMPs comprise gene therapy products, somatic cell therapy products and tissue engineered products, which are cells or tissues that have undergone substantial manipulation and that are administered to human beings in order to regenerate, repair or replace a human tissue. We anticipate that our gene therapy development products would be regulated as ATMPs in the European Union.

Clinical Trials

Clinical trials of medicinal products in the European Union must be conducted in accordance with European Union and national regulations and the International Conference on Harmonization, or ICH, guidelines on Good Clinical Practices, or GCP. Additional GCP guidelines from the European Commission, focusing in particular on traceability, apply to clinical trials of advanced therapy medicinal products. If the sponsor of the clinical trial is not established within the European Union, it must appoint an entity within the European Union to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most European Union countries, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial.

Prior to commencing a clinical trial, the sponsor must obtain a clinical trial authorization from the competent authority, and a positive opinion from an independent ethics committee. The application for a clinical trial authorization must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. Currently, clinical trial authorization applications must be submitted to the competent authority in each EU Member State in which the trial will be conducted. Under the new Regulation on Clinical Trials, which is currently expected to take effect in October 2018, there will be a centralized application procedure where one national authority takes the lead in reviewing the application and the other national authorities have only a limited involvement. Any substantial changes to the trial protocol or other information submitted with the clinical trial applications must be notified to or approved by the relevant competent authorities and ethics committees. Medicines used in clinical trials must be manufactured in accordance with cGMP. Other national and European Union-wide regulatory requirements also apply.

During the development of a medicinal product, the EMA and national medicines regulators within the European Union provide the opportunity for dialogue and guidance on the development program. At the EMA level, this is usually done in the form of scientific advice, which is given by the Scientific Advice Working Party of the Committee for Medicinal Products for Human Use, or CHMP. A fee is incurred with each scientific advice procedure. Advice from the EMA is typically provided based on questions concerning, for example, quality (chemistry, manufacturing and controls testing), nonclinical testing and clinical studies, and pharmacovigilance plans and risk-management programs. Advice is not legally binding with regard to any future marketing authorization application of the product concerned. In 2015, we received national scientific advice from the United Kingdom, Netherlands, Germany, Sweden and centralized scientific advice from the EMA.

Marketing Authorizations

In order to market a new medicinal product in the European Union, a company must submit and obtain approval from regulators of a marketing authorization application, or MAA. The process for doing this depends, among other things, on the nature of the medicinal product.

The centralized procedure results in a single marketing authorization, or MA, granted by the European Commission that is valid across the EEA (i.e., the European Union as well as Iceland, Liechtenstein and Norway). The centralized procedure is compulsory for human drugs that are: (i) derived from biotechnology processes, such as genetic engineering, (ii) contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative diseases, autoimmune and other immune dysfunctions and viral diseases, (iii) officially designated orphan medicines and (iv) advanced-therapy medicines, such as gene therapy, somatic cell therapy or tissue-engineered medicines. The centralized procedure may at the request of the applicant also be used in certain other cases. Therefore, the centralized procedure would be mandatory for the products we are developing.

The Committee for Advanced Therapies, or CAT, is responsible in conjunction with the CHMP for the evaluation of ATMPs. The CAT is primarily responsible for the scientific evaluation of ATMPs and prepares a draft opinion on the quality, safety and efficacy of each ATMP for which a marketing authorization application is submitted. The CAT’s opinion is then taken into account by the CHMP when giving its final recommendation regarding the authorization of a product in view of the balance of benefits and risks identified. Although the CAT’s draft opinion is submitted to the CHMP for final approval, the CHMP may depart from the draft opinion, if it provides detailed scientific justification. The CHMP and CAT are also responsible for providing guidelines on ATMPs and have published numerous guidelines, including specific guidelines on gene therapies and cell therapies. These guidelines provide additional guidance on the factors that the EMA will consider in relation to the development and evaluation of ATMPs and include, among other things, the preclinical studies required to characterize ATMPs; the manufacturing and control information that should be submitted in a marketing authorization application; and post-approval measures required to monitor patients and evaluate the long term efficacy and potential adverse reactions of ATMPs. Although these guidelines are not legally binding, we believe that our compliance with them is likely necessary to gain and maintain approval for any of our product candidates.

Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of an MAA by the EMA is 210 days. This excludes so-called clock stops, during which additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. At the end of the review period, the CHMP provides an opinion to the European Commission. If this is opinion favorable, the Commission may then adopt a decision to grant an MA. In exceptional cases, the CHMP might perform an accelerated review of an MAA in no more than 150 days. This is usually when the product is of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation.

The European Commission may grant a so-called “marketing authorization under exceptional circumstances”. Such authorization is intended for products for which the applicant can demonstrate that it is unable to provide comprehensive data on the efficacy and safety under normal conditions of use, because the indications for which the product in question is intended are encountered so rarely that the applicant cannot reasonably be expected to provide comprehensive evidence, or in the present state of scientific knowledge, comprehensive information cannot be provided, or it would be contrary to generally accepted principles of medical ethics to collect such information. Consequently, marketing authorization under exceptional circumstances may be granted subject to certain specific obligations, which may include the following:

∎	the applicant must complete an identified program of studies within a time period specified by the competent authority, the results of which form the basis of a reassessment of the benefit/risk profile;

∎	the medicinal product in question may be supplied on medical prescription only and may in certain cases be administered only under strict medical supervision, possibly in a hospital and in the case of a radio-pharmaceutical, by an authorized person; and

∎	the package leaflet and any medical information must draw the attention of the medical practitioner to the fact that the particulars available concerning the medicinal product in question are as yet inadequate in certain specified respects.

A marketing authorization under exceptional circumstances is subject to annual review to reassess the risk-benefit balance in an annual reassessment procedure. Continuation of the authorization is linked to the annual reassessment and a negative assessment could potentially result in the marketing authorization being suspended or revoked. The renewal of a marketing authorization of a medicinal product under exceptional circumstances, however, follows the same rules as a “normal” marketing authorization. Thus, a marketing authorization under exceptional circumstances is granted for an initial five years, after which the authorization will become valid indefinitely, unless the EMA decides that safety grounds merit one additional five-year renewal.

The European Commission may also grant a so-called “conditional marketing authorization” prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional marketing authorizations may be granted for product candidates (including medicines designated as orphan medicinal products), if (i) the risk-benefit balance of the product candidate is positive, (ii) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data, (iii) the product fulfills an unmet medical need and (iv) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional marketing authorization may contain specific obligations to be fulfilled by the marketing authorization holder, including obligations with respect to the completion of ongoing or new studies, and with respect to the collection of pharmacovigilance data. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions and/or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional marketing authorization.

The European Union medicines rules expressly permit the EU Member States to adopt national legislation prohibiting or restricting the sale, supply or use of any medicinal product containing, consisting of or derived from a specific type of human or animal cell, such as embryonic stem cells. While the products we have in development do not make use of embryonic stem cells, it is possible that the national laws in certain EU Member States may prohibit or restrict us from commercializing our products, even if they have been granted an EU marketing authorization.

Data Exclusivity

Marketing authorization applications for generic medicinal products do not need to include the results of preclinical and clinical trials, but instead can refer to the data included in the marketing authorization of a reference product for which regulatory data exclusivity has expired. If a marketing authorization is granted for a medicinal product containing a new active substance, that product benefits from eight years of data exclusivity, during which generic marketing authorization applications referring to the data of that product may not be accepted by the regulatory authorities, and a further two years of market exclusivity, during which such generic products may not be placed on the market. The two-year period may be extended to three years if during the first eight years a new therapeutic indication with significant clinical benefit over existing therapies is approved.

There is a special regime for biosimilars, or biological medicinal products that are similar to a reference medicinal product but that do not meet the definition of a generic medicinal product, for example, because of differences in raw materials or manufacturing processes. For such products, the results of appropriate preclinical or clinical trials must be provided, and guidelines from the EMA detail the type of quantity of supplementary data to be provided for different types of biological product. There are no such guidelines for complex biological products, such as gene or cell therapy medicinal products, and so it is unlikely that biosimilars of those products will currently be approved in the European Union. However, guidance from the EMA states that they will be considered in the future in light of the scientific knowledge and regulatory experience gained at the time.

Orphan Medicinal Products

The EMA’s Committee for Orphan Medicinal Products, or COMP, may recommend orphan medicinal product designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the European Union. Additionally, designation is granted for products intended for the diagnosis, prevention or treatment of a life-

threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the product in the European Union would be sufficient to justify the necessary investment in developing the medicinal product. The COMP may only recommend orphan medicinal product designation when the product in question offers a significant clinical benefit over existing approved products for the relevant indication. Following a positive opinion by the COMP, the European Commission adopts a decision granting orphan status. The COMP will reassess orphan status in parallel with EMA review of a marketing authorization application and orphan status may be withdrawn at that stage if it no longer fulfills the orphan criteria (for instance because in the meantime a new product was approved for the indication and no convincing data are available to demonstrate a significant benefit over that product). Orphan medicinal product designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity is granted following marketing authorization. During this period, the competent authorities may not accept or approve any similar medicinal product, unless it offers a significant clinical benefit. This period may be reduced to six years if the orphan medicinal product designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity.

Pediatric Development

In the European Union, companies developing a new medicinal product must agree a Paediatric Investigation Plan, or PIP, with the EMA and must conduct pediatric clinical trials in accordance with that PIP, unless a waiver applies, (e.g., because the relevant disease or condition occurs only in adults). The marketing authorization application for the product must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a deferral has been granted, in which case the pediatric clinical trials must be completed at a later date. Products that are granted a marketing authorization on the basis of the pediatric clinical trials conducted in accordance with the PIP are eligible for a six month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) or, in the case of orphan medicinal products, a two year extension of the orphan market exclusivity. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

Post-Approval Controls

The holder of a marketing authorization must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance, or QPPV, who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs.

All new marketing authorization applications must include a risk management plan, or RMP, describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the marketing authorization. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies. RMPs and PSURs are routinely available to third parties requesting access, subject to limited redactions.

All advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited in the European Union. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in each EU Member State and can differ from one country to another.

Pricing and Reimbursement

Governments influence the price of medicinal products in the European Union through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other EU Member States allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on healthcare costs in general, particularly prescription medicines, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

For other countries outside of the European Union, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials are conducted in accordance with GCP and the other applicable regulatory requirements. If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension of clinical trials, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Other Healthcare Laws and Regulations

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and use of pharmaceutical products that are granted marketing approval. Arrangements with third-party payors, existing or potential customers and referral sources, including healthcare providers, are subject to broadly applicable fraud and abuse and other healthcare laws and regulations, and these laws and regulations may constrain the business or financial arrangements and relationships through which manufacturers conduct clinical research, market, sell and distribute the products for which they obtain marketing approval. Such restrictions under applicable federal and state healthcare laws and regulations include the following:

∎	the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or kind, in exchange for, or to induce, either the referral of an individual for, or the purchase, lease or order of a good, facility, item or service for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers, on the one hand, and prescribers, purchasers and formulary managers on the other. The Patient Protection and Affordable Care Act, or PPACA, amended the intent requirement of the federal Anti-Kickback Statute. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to commit a violation;

∎	the federal civil or criminal false claims and civil monetary laws, including the civil False Claims Act, or the FCA, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent, or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government. Certain marketing practices, including off-label promotion, also may implicate the FCA. In addition, the PPACA codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA;

∎	the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or the CMS, information related to payments and other transfers of value to physicians, certain other healthcare providers and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members;

∎	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit, among other things, a person from knowingly and willfully executing a scheme or from making false or fraudulent statements, to defraud any healthcare benefit program regardless of the payor (e.g., public or private);

∎	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their implementing regulations, which impose obligations, including mandatory contractual terms, with respect to safeguarding the transmission, security and privacy of protected health information by entities subject to HIPAA, such as health plans, health care clearinghouses and healthcare providers, and their respective business associates that access protected health information;

∎	the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for federal healthcare benefits, items or services; and

∎	state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Violation of the laws described above or any other governmental laws and regulations may result in penalties, including civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, exclusion from participation in federal and state healthcare programs, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, individual imprisonment, and additional reporting requirements and oversight if a person or entity becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws. Furthermore, efforts to ensure that business activities and business arrangements comply with applicable healthcare laws and regulations can be costly for manufacturers of branded prescription products.

Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval. In the United States, sales of any product candidates for which regulatory approval for commercial sale is obtained will depend in part on the availability of coverage and adequate reimbursement from third-party payors. Third-party payors include government authorities and health programs in the United States such as Medicare and Medicaid, managed care providers, private health insurers and other organizations. These third-party payors are increasingly reducing reimbursements for medical products and services. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the reimbursement rate that the payor will pay for the product. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the FDA-approved products for a particular indication. Additionally, the containment of healthcare costs has become a priority of federal and state governments, and the prices of products have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products or biologics. In addition, in the United States, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several recent congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to product pricing, contain the cost of drugs, review the relationship between pricing and manufacturer patient assistance programs, and reform government healthcare program reimbursement methodologies. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results.

A payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. New metrics frequently are used as the basis for reimbursement rates, such as average sales price, average manufacturer price and actual acquisition cost. In order to obtain coverage and reimbursement for any product that might be approved for sale, it may be necessary to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the products, in addition to the costs required to obtain regulatory approvals. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit.

The marketability of any product candidates for which we or our collaborators receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide coverage and adequate reimbursement. In addition, emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we or our collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies. EU Member States may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products, but monitor and control company profits. The downward pressure on health care costs has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Furthermore, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations may not allow favorable reimbursement and pricing arrangements.

Health Reform

The United States and some foreign jurisdictions are considering or have enacted a number of reform proposals to change the healthcare system. There is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by federal and state legislative initiatives, including those designed to limit the pricing, coverage, and reimbursement of pharmaceutical and biopharmaceutical products, especially under government-funded health care programs, and increased governmental control of drug pricing.

By way of example, in March 2010, the PPACA was signed into law, intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose taxes and fees on the healthcare industry and impose additional health policy reforms. Among the provisions of the PPACA of importance to our business are:

∎	an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;

∎	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively;

∎	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

∎	extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

∎	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

∎	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for a manufacturer’s outpatient drugs to be covered under Medicare Part D;

∎	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program; and

∎	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

Since its enactment, there have been judicial and congressional challenges to certain aspects of the PPACA. As a result, there have been delays in the implementation of, and action taken to repeal or replace, certain aspects of the PPACA. In January 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the PPACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the PPACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. The U.S. House of Representatives passed legislation known as the American Health Care Act of 2017 in May 2017. More recently, the Senate Republicans introduced and then updated a bill to replace the PPACA known as the Better Care Reconciliation Act of 2017. The Senate Republicans also introduced legislation to repeal the PPACA without companion legislation to replace it, and a “skinny” version of the Better Care Reconciliation Act of 2017. Each of these measures was rejected by the full Senate. Congress will likely consider other legislation to replace elements of the PPACA. We continue to evaluate the effect that the PPACA and its possible repeal and replacement could have on our business.

Other legislative changes have been proposed and adopted in the United States since the PPACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2025 unless additional congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to certain providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Additionally, there have been several recent congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs.

We expect that these initiatives, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our product candidates.

Additional Regulation

In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservation and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern the use, handling and disposal of various biologic, chemical and radioactive substances used in, and wastes generated by, operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. Equivalent laws have been adopted in other countries that impose similar obligations.

U.S. Foreign Corrupt Practices Act

The U.S. Foreign Corrupt Practices Act of 1977, or FCPA, prohibits U.S. corporations and individuals from engaging in certain activities to obtain or retain business or secure any improper advantage, or to influence a person working in an official capacity. It is illegal to pay, offer to pay or authorize the payment of anything of value to any employee or official of a foreign government or public international organization, or political party, political party official, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. The scope of the FCPA also includes employees and officials of state-owned or controlled enterprises, which may include healthcare professionals in many countries. Equivalent laws have been adopted in other foreign countries that impose similar obligations.

Employees

As of August 31, 2017, we had 23 full-time employees. None of our employees is subject to a collective bargaining agreement or represented by a trade or labor union. We consider our relationship with our employees to be good.

Facilities

Our principal office is located at 215 Euston Road, London NW1 2BE, United Kingdom. We lease approximately 900 square feet of office space on a quarter-by-quarter basis. We also lease approximately 3,300 square feet of office space in Lexington, Massachusetts. We believe that suitable additional or substitute space will be available as needed to accommodate any future expansion of our operations.

Legal Proceedings

From time to time, we may be a party to litigation or subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, including their ages as of August 31, 2017.

NAME	AGE	POSITION(S)
Executive Officers:
David Fellows	60	Chief Executive Officer and Director
Senthil Sundaram	39	Chief Financial Officer
Tuyen Ong, M.D., MRCOphth, MBA	42	Chief Development Officer
Gregory Robinson, Ph.D.	58	Chief Scientific Officer
Non-Executive Directors:
Chris Hollowood, Ph.D.	42	Chairman of the Board of Directors
David C. Lubner	53	Director
Robert MacLaren, MBChB, D.Phil.	50	Director
James McArthur, Ph.D.	55	Director
David M. Mott	51	Director
Scott M. Whitcup, M.D.	58	Director

Executive Officers

David Fellows has served as our Chief Executive Officer and a member of our board of directors since January 2015 and previously served as a non-executive director of our company from February 2014 to January 2015. Mr. Fellows served as Vice President of Johnson & Johnson’s Vision Care Franchise from November 2009 to December 2013, where he led global marketing, new product and licensing activities. From 2005 to 2009, Mr. Fellows served as President of New Ventures for Johnson & Johnson Vision Care. From 1980 to 2004, Mr. Fellows was employed at Allergan, Inc., where he served primarily in the sales and marketing areas in a number of capacities, including regional president, corporate vice president and senior vice president in North America, Asia and Europe. Mr. Fellows is also the Chairman of the Board of Oxular Limited, a retinal therapeutics company based in Oxford, United Kingdom, and a member of the board of directors of the Glaucoma Foundation. Mr. Fellows holds a B.A. from Butler University. Our board of directors believes that Mr. Fellows’ experience in the ophthalmology industry as a healthcare executive and his intimate knowledge of our company as our Chief Executive Officer provide him with the qualifications and skills to serve as our director.

Senthil Sundaram has served as our Chief Financial Officer since April 2017. From February 2013 to April 2017, Mr. Sundaram served in a variety of positions at Intercept Pharmaceuticals, Inc., including most recently as its Vice President and head of business development, where he was responsible for a wide range of activities including business development, strategy, financial analysis, investor relations and capital raising. Prior to joining Intercept, Mr. Sundaram spent 13 years, from 2000 to February 2013, in the healthcare investment banking groups at Lehman Brothers/Barclays, Citigroup and Lazard. Mr. Sundaram holds a B.S. in Computer Engineering and a B.A. in Economics from Brown University.

Tuyen Ong, M.D., MRCOphth, MBA has served as our Chief Development Officer since August 2017. From April 2016 to July 2017, Dr. Ong served as the Chief Medical Officer of PTC Therapeutics, Inc., a biopharmaceutical company, and as its Senior Vice President, Head of Clinical and Translational Research from September 2014 to April 2016. From 2010 to 2014, Dr. Ong was employed by Valeant Pharmaceuticals (previously Bausch and Lomb), most recently serving in the role of Vice President of Global Clinical Development and Operations. Previously, Dr. Ong worked at Pfizer Inc., developing drugs for diseases with high unmet medical need in various disease areas including respiratory, gastrointestinal, hepatology and ophthalmology. Dr. Ong holds an M.D. from the University of London and an M.B.A. from New York University Stern School of Business.

Gregory Robinson, Ph.D. has served as our Chief Scientific Officer since August 2016. From November 2014 to August 2016, Dr. Robinson served as Chief Scientific Officer at Agilis Biotherapeutics LLC. From March 2007 to November 2014, Dr. Robinson was a member of or led the Discovery Research Group and was Senior Director of Scientific Licensing at Shire plc, where he evaluated rare disease opportunities. Prior to joining Shire plc, Dr. Robinson led the Biology and Drug Discovery group at Eyetech Pharmaceuticals Inc. from 2003 to 2007 and was involved with the development of treatments for wet age-related macular degeneration (Macugen and Fovista). From 1992 to 2003, Dr. Robinson held various positions at Pharmacia Corporation and Hybridon, Inc. Dr. Robinson holds a B.S. in Biology from Macalester College and a Ph.D. in Biochemistry from Boston University.

Non-Executive Directors

Chris Hollowood, Ph.D. has served as a member of our board of directors and as its chairman since November 2013. Dr. Hollowood has served as the Chief Investment Officer and Managing Partner of Syncona Partners LLP and, subsequently, Syncona Investment Management Limited, a venture capital firm, since December 2016 and as a Partner from September 2012 to December 2016. Prior to joining Syncona, Dr. Hollowood was a Partner of Apposite Capital LLP, a venture and growth capital company focused on the healthcare and life sciences sector, from 2007 to 2012. From 2002 to 2007, Dr. Hollowood held various roles with Bioscience Managers Ltd. and Neptune Investment Management Ltd. Dr. Hollowood holds a degree in Natural Sciences and a Ph.D. in Organic Chemistry from Cambridge University. Our board of directors believes that Dr. Hollowood’s experience in the pharmaceutical industry and investing in life sciences companies provides him with the qualifications and skills to serve as our director.

David C. Lubner has served as a member of our board of directors since July 2017. Mr. Lubner has also served as the Executive Vice President and Chief Financial Officer of Ra Pharmaceuticals, Inc. since January 2016. Mr. Lubner served as Senior Vice President and Chief Financial Officer of Tetraphase Pharmaceuticals, Inc., a biotechnology company, from its inception in September 2006 through January 2016. From 2010 to 2015, Mr. Lubner also served as Senior Vice President and the Chief Financial Officer of Tetraphase, where he led financial operations and was responsible for corporate finance activities. From 1999 to 2006, he served as the Chief Financial Officer of PharMetrics Inc., a pharmacy and medical claims data informatics company. Prior to joining PharMetrics, Mr. Lubner served as Vice President and Chief Financial Officer of ProScript, Inc. from 1996 to 1999. Mr. Lubner is a member of the American Institute of CPAs and a Certified Public Accountant in the Commonwealth of Massachusetts. Mr. Lubner holds a B.S. in Business Administration from Northeastern University and an M.S. in Taxation from Bentley University. Our board of directors believes that Mr. Lubner’s financial experience in the life sciences industry provides him with the qualifications and skills to serve as our director.

Robert MacLaren, MBChB, D.Phil. is our co-founder and has served as a member of our board of directors since July 2013. Prof. MacLaren has served as a Professor of Ophthalmology at the University of Oxford since 2009, a Consultant Ophthalmologist at the Oxford Eye Hospital since 2009, an Honorary Professor of Ophthalmology at the UCL Institute of Ophthalmology since 2009, an Honorary Consultant Vitreoretinal Surgeon at Moorfields Eye Hospital since 2006, an Honorary Consultant Ophthalmologist at Great Ormond Street Children’s Hospital from 2007 to 2014, and a Faculty Member and Founding Theme Leader of the Moorfields-UCL Institute of Ophthalmology Biomedical Research Centre from 2007 to 2012. Prof. MacLaren is also a Fellow of the Royal College of Ophthalmologists, Fellow of the Royal College of Surgeons of Edinburgh, Fellow of the Higher Education Academy and Bodley Fellow of Merton College Oxford. In 2007, Prof. MacLaren served as the King James IV Professor of Surgery at the Royal College of Surgeons of Edinburgh. Prof. MacLaren also served in the Royal Army Medical Corps, including as a reservist, from 1992 to 2013 and was a recipient of the NATO Medal and Volunteer Reserve Service Medal. Prof. MacLaren holds a D.Phil. in Optic Nerve Regeneration from the University of Oxford and an MBChB from the University of Edinburgh. In 2017, Prof. MacLaren received an American Academy of Ophthalmology Achievement Award and was elected as a Fellow of the American College of Surgeons. Our board of directors believes that Prof. MacLaren’s tenure as our co-founder and his extensive experience in the medical and biotechnology industries, particularly in the ophthalmology space, provide him with the qualifications and skills to serve as our director.

James McArthur, Ph.D. has served as a member of our board of directors since November 2016. Dr. McArthur is the founder of, and has served as the President of Research and Development of, Cydan Development Inc. since 2012, an orphan drug accelerator that creates new companies developing therapies for rare diseases. In September 2014, he co-founded Vtesse, Inc. as a spin-out company of Cydan Development. Dr. McArthur also co-founded and, since January 2016 has served as the Chief Executive Officer of, Imara, Inc., a therapeutics company. From June 2006 to September 2012, Dr. McArthur served as the founding Chief Scientific Officer of Synovex Corporation (renamed Adheron Therapeutics, Inc., and which was subsequently acquired by Roche Holding AG), which he founded during his tenure as entrepreneur in residence at HealthCare Ventures from 2005 to 2006. From 2002 to 2005, he served as the Vice President of Research for Phylogix, Inc. From 1996 to 2002, Dr. McArthur held a variety of positions at Cell Genesys Inc., a gene therapy company, including acting Vice President of Research and Principal Scientist. Dr. McArthur began his career in gene therapy at Somatix Therapy Corp., where he held various positions from 1994 to 1996. Dr. McArthur also serves as a member of the board of directors and the scientific advisory board of the Friedreich’s Ataxia Research Alliance. Dr. McArthur has extensively published and patented in the areas of gene therapy and rare diseases. Dr. McArthur was a postdoctoral fellow at the Massachusetts Institute of Technology and the University of California, Berkeley. He holds a Ph.D. in Biochemistry from McGill University. Our board of directors believes that Mr. McArthur’s experience in the pharmaceutical industry, as well as his scientific background, provide him with the qualifications and skills to serve as our director.

David M. Mott has served as a member of our board of directors since August 2015. Mr. Mott has served as a General Partner of New Enterprise Associates, an investment firm focused on venture capital and growth equity investments, since September 2008, where he leads the healthcare investing practice. From 1992 until 2008, Mr. Mott worked at MedImmune Limited, a biotechnology company and subsidiary of AstraZeneca plc, and served in numerous roles during his tenure including from October 2000 to July 2008 as President and Chief Executive Officer, and previously as Chief Financial Officer, and as President and Chief Operating Officer. During that time, Mr. Mott also served as Executive Vice President of AstraZeneca plc from June 2007 to July 2008 following AstraZeneca plc’s acquisition of MedImmune Limited in June 2007. Prior to joining MedImmune Limited, Mr. Mott was a Vice President in the healthcare investment banking group at Smith Barney, Harris Upham & Co. Inc. Mr. Mott holds a B.A. degree from Dartmouth College. Mr. Mott serves as the chairman of the board of directors for Adaptimmune Therapeutics, Ardelyx, Inc., Epizyme, Inc., TESARO, Inc. and Mersana Therapeutics, Inc. and serves as a member of the board of directors of Clementia Pharmaceuticals Inc. Mr. Mott has previously been a director of Prosensa Holding NV and Omthera Pharmaceuticals Inc. Our board of directors believes that Mr. Mott’s significant executive and business skills and industry knowledge, as well as his valuable experience gained from prior and current board service, provides him with the qualifications and skills to serve as our director.

Scott M. Whitcup, M.D. has served as a member of our board of directors since June 2017. Dr. Whitcup is the founder of Akrivista LLC and has served as its Chief Executive Officer since October 2015 and is the founder of Whitecap Biosciences LLC and has served as its Chief Executive Officer since November 2015. Both companies are focused on developing new therapies in ophthalmology and dermatology. From 2004 to 2015, Dr. Whitcup served as the Executive Vice President of Research and Development and from 2008 to 2015 as Chief Scientific Officer at Allergan, Inc., where he led an organization focused on therapeutic areas including ophthalmology, central nervous system, urology, dermatology, medical aesthetics, anti-infectives and surgical obesity. Prior to joining Allergan, Dr. Whitcup was the Clinical Director at The National Eye Institute at the National Institutes of Health from 1994 to 2000, where he led the intramural clinical research program. Dr. Whitcup is a Diplomate of both the American Board of Internal Medicine and the American Board of Ophthalmology, a licensed M.D. in California and is on the Clinical Faculty of the Department of Ophthalmology at the Jules Stein Eye Institute, David Geffen School of Medicine. Dr. Whitcup currently serves as a member of the boards of directors of Semnur Pharmaceuticals and Menlo Therapeutics. Dr. Whitcup holds a B.A. in Neurobiology and Behavior from Cornell University and an M.D. from Cornell University Medical College. Our board of directors believes that Dr. Whitcup’s experience in the pharmaceutical industry, as well as his scientific and medical background, provide him with the qualifications and skills to serve as our director.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Corporate Governance Practices

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with NASDAQ listing requirements, we may rely on home country governance requirements and certain exemptions thereunder rather than complying with NASDAQ corporate governance standards. While we voluntarily follow most NASDAQ corporate governance rules, we may choose to take advantage of the following limited exemptions:

∎	Exemption from filing quarterly reports on Form 10-Q containing unaudited financial and other specified information or current reports on Form 8-K upon the occurrence of specified significant events.

∎	Exemption from Section 16 rules requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades in a short period of time, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

∎	Exemption from the requirement that our board have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

∎	Exemption from the requirement to have independent director oversight of director nominations.

We intend to follow U.K. corporate governance practices in lieu of NASDAQ corporate governance requirements as follows:

∎	We do not intend to follow NASDAQ Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under English law. In accordance with generally accepted business practice, our Articles of Association will provide alternative quorum requirements that are generally applicable to meetings of shareholders.

∎	We do not intend to follow NASDAQ Rule 5605(b)(2), which requires that independent directors regularly meet in executive sessions where only independent directors are present. Our independent directors may choose to meet in executive sessions at their discretion.

Although we may rely on certain home country corporate governance practices, we must comply with NASDAQ’s Notification of Noncompliance requirement (NASDAQ Rule 5625) and the Voting Rights requirement (NASDAQ Rule 5640). Further, we must have an audit committee that satisfies NASDAQ Rule 5605(c)(3), which addresses audit committee responsibilities and authority and requires that the audit committee consist of members who meet the independence requirements of NASDAQ Rule 5605(c)(2)(A)(ii).

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and NASDAQ listing rules. Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of NASDAQ. For an overview of our corporate governance principles, see the section titled “Description of Share Capital and Articles of Association—Differences in Corporate Law.”

Composition of Our Board of Directors

Our board of directors is currently composed of seven members. As a foreign private issuer, under the listing requirements and rules of NASDAQ, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. However, our board of directors has determined that Chris Hollowood, David Lubner, James McArthur, David Mott and Scott Whitcup do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under NASDAQ rules.

In accordance with our Articles of Association to be in effect upon the completion of this offering, one-third of our directors will retire from office at every annual general meeting of shareholders. Retiring directors will be eligible for re-election and if the retiring directors consent to act, they will be re-elected by default. See “Description of Share Capital and Articles of Association—Articles of Association—Board of Directors.”

Committees of Our Board of Directors

Our board of directors has three standing committees: an audit committee, a remuneration committee and a nominating and corporate governance committee.

Audit Committee

The audit committee, which consists of David Lubner (chairman), Chris Hollowood and Scott Whitcup, assists the board of directors in overseeing our accounting and financial reporting processes.

The audit committee consists exclusively of members of our board who are financially literate, and Mr. Lubner is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable NASDAQ rules and regulations. Under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, we are permitted to phase in our compliance with the independent audit committee requirements set forth in NASDAQ Rule 5605(c) and Rule 10A-3 as follows: (1) one independent member at the time of listing, (2) a majority of independent members within 90 days of listing and (3) all independent members within one year of listing. Our board of directors has determined that each of Mr. Lubner and Dr. Whitcup are independent directors under NASDAQ listing rules and under Rule 10A-3 under the Exchange Act and we are relying on the independence phase-in with respect to Dr. Hollowood. The audit committee will be governed by a charter that complies with NASDAQ rules.

The audit committee’s responsibilities will include:

∎	recommending the appointment of the independent auditor to shareholders for approval at the general meeting of shareholders;

∎	the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

∎	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

∎	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board of directors on at least an annual basis;

∎	reviewing and discussing with management and our independent registered public accounting firm our financial statements and our financial reporting process; and

∎	reviewing, approving or ratifying any related party transactions.

Remuneration Committee

The remuneration committee consists of Chris Hollowood (chairman), David Lubner and David Mott. Under SEC and NASDAQ rules, there are heightened independence standards for members of the remuneration committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. Although foreign private issuers are not required to meet this heightened standard, all of our remuneration committee members are expected to meet this heightened standard.

The remuneration committee’s responsibilities will include:

∎	identifying, reviewing and proposing policies relevant to the compensation and benefits of our directors and executive officers;

∎	evaluating each executive officer’s performance in light of such policies and reporting to the board; and

∎	overseeing and administering our employee share option scheme or equity incentive plans in operation from time to time.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee consists of David Mott (chairman), James McArthur and Scott Whitcup.

The nominating and corporate governance committee’s responsibilities will include:

∎	drawing up selection criteria and appointment procedures for directors;

∎	recommending nominees for election to our board of directors and its corresponding committees; and

∎	assessing the functioning of individual members of our board of directors and management and reporting the results of such assessment to the full board of directors.

Code of Business Conduct and Ethics

In connection with this offering, we will adopt a Code of Business Conduct and Ethics applicable to our employees, executive officers and directors.

Compensation of Executive Officers and Directors

For the year ended December 31, 2016, the aggregate compensation accrued or paid to the members of our board of directors and our executive officers for services in all capacities was $1.1 million.

During the year ended December 31, 2016, we had no performance based compensation programs. The amount set aside or accrued by us to provide pension, retirement or similar benefits to members of our board of directors or executive officers amounted to a total of $43,000 in the year ended December 31, 2016.

Executive Director Service Agreement

David Fellows

We and our U.S. subsidiary, Nightstar, Inc., entered into an amended and restated employment agreement with Mr. Fellows in September 2017. This agreement entitles Mr. Fellows to receive an initial annual base salary of $310,000 per year. Mr. Fellows is eligible to receive an annual bonus of up to 40% of his base salary, such bonus amount to be determined in the company’s sole discretion. Mr. Fellows is also entitled to the same fringe benefits as we provide to our other executives from time to time and is eligible to receive employee share incentives. If Mr. Fellows’ employment with the company is terminated without cause, or if he resigns for good reason (as such terms are defined in the agreement), Mr. Fellows will also be entitled to receive severance equal to continuation of his base salary as then currently in effect for 12 months following his date of termination and will be eligible for reimbursement for medical coverage premiums for up to the same period. Mr. Fellows, his spouse and eligible dependents are entitled to stay on our health insurance plans for a period of 12 months following his termination for any reason. Mr. Fellows’ severance benefits are conditioned on, among other things, his execution of our standard separation agreement and a general release of claims in our favor. Further, if such termination of employment occurs within 12 months following a change in control of our company (as such term is defined in our 2017 Plan), Mr. Fellows will also be entitled to receive (i) a pro-rated cash bonus for the year of such termination and (ii) accelerated vesting of any then unvested equity awards held by Mr. Fellows that are subject to time-based vesting. The agreement provides that if payments and benefits payable to Mr. Fellows in connection with a change in control would result in adverse tax consequences under Sections 280G and 499 of the U.S. Internal Revenue Code, such payments will be cut back to the extent necessary to avoid such adverse tax consequences unless Mr. Fellows would be better off on an after-tax basis receiving the full amount of such payments and benefits.

The agreement provides that Mr. Fellows’ employment with us is at-will. If required by the company, the agreement further provides that Mr. Fellows will resign from his position on our board of directors effective as of the date of his termination for any reason. The agreement further contains a six-month non-competition covenant and a 12-month non-solicitation covenant by Mr. Fellows.

Non-Executive Director Service Contracts

Non-executive directors are engaged on letters of appointment that set out their duties and responsibilities. The remuneration of our non-executive directors is determined by our board as a whole, based on a review of current practices in other companies. We intend to enter into service contracts with our directors following the closing of this offering.

Equity Compensation Arrangements

Employee Incentive Shares

We have historically incentivized our employees and consultants, or Employee Shareholders, through the issue of ordinary shares of NightstaRx Limited at nominal value. These shares are structured as growth shares, or the Growth Shares, so that the holder was entitled to participate in certain corporate events such as this offering, by reference to specified financial thresholds. A general description of the terms of the Growth Shares is set out below.

Number and Class of Issued Growth Shares

The Growth Shares comprised eight separate classes of ordinary shares, each with a nominal value of £0.01 per share. Prior to our corporate reorganization, NightstaRx Limited had in issue the following Growth Shares in the various classes:

∎	138,596 Class B ordinary shares;

∎	699,282 Class C ordinary shares;

∎	699,802 Class D ordinary shares;

∎	969,520 Class E1 ordinary shares;

∎	481,500 Class E2 ordinary shares;

∎	464,500 Class E3 ordinary shares;

∎	375,500 Class E4 ordinary shares; and

∎	1,854,780 Class F ordinary shares.

Terms of the Growth Shares

The Growth Shares allowed the holder to participate in the proceeds of an exit event, described below, by reference to a Threshold Amount, and vested over 48 months from the Vesting Commencement Date. The following table sets forth the Vesting Commencement Date and Threshold Amount for each class of Growth Shares:

CLASS	VESTING COMMENCEMENT DATE	THRESHOLD AMOUNT
B	Date on which the relevant shares are issued	£1.00

C	The later of the date on which the relevant shares are issued and May 21, 2014	£1.00

D	The later of the date on which the relevant shares are issued and May 1, 2015	£1.40

E1	The later of the date on which the relevant shares are issued and November 5, 2015	£2.07366

E2	The later of the date on which the relevant shares are issued and June 6, 2017	The amount specified by the board of directors on or prior to the date of issue or, in the absence of an amount being specified, £2.07366

E3	The later of the date on which the relevant shares are issued and April 4, 2017	The amount specified by the board of directors on or prior to the date of issue or, in the absence of an amount being specified, £2.07366

E4	The later of the date on which the relevant shares are issued and June 6, 2017	The amount specified by the board of directors on or prior to the date of issue or, in the absence of an amount being specified, £2.07366

F	Date on which the relevant shares are issued	$4.01648

In September 2017, all of the shareholders of NightstaRx Limited, including the holders of the Growth Shares, exchanged all of their shares of NightstaRx Limited for the same number and class of shares of Nightstar Therapeutics Limited, which entity was subsequently re-registered as a public limited company and changed its name to Nightstar Therapeutics plc in September 2017. Prior to the closing of this offering, all of the outstanding Growth Shares will be converted into a single class of shares of Nightstar Therapeutics plc. Each class of Growth Shares will be converted into that number of ordinary shares set forth under the section of this prospectus titled “Corporate Reorganization—Conversion of Separate Classes of Ordinary Shares of Nightstar Therapeutics plc into Single Class of Ordinary Shares.”

Equity Incentive Plans

2017 Equity Incentive Plan

The 2017 Equity Incentive Plan, or the 2017 Plan, which was adopted by our board of directors and approved by our shareholders in September 2017, allows for the grant of equity-based incentive awards to eligible service providers. The material terms of the 2017 Plan are summarized below. Except where the context indicates otherwise, references hereunder to our ordinary shares shall be deemed to include a number of ADSs equal to an ordinary share.

Eligibility and Administration

Our employees and employee directors and employees of our subsidiaries are eligible to receive awards under the 2017 Plan. The 2017 Plan is administered by our board of directors, which may delegate its duties and responsibilities to one or more committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to the limitations imposed under the 2017 Plan, stock exchange rules and other applicable laws. The plan administrator has the authority to take all actions and make all determinations under the 2017 Plan, to interpret the 2017 Plan and award agreements and to adopt, amend and repeal rules for the administration of the 2017 Plan as it deems advisable. The plan administrator also has the authority to determine which eligible service providers receive awards, grant awards, set the terms and conditions of all awards under the

2017 Plan, including any vesting and vesting acceleration provisions, and designate whether such awards will cover our ordinary shares or ADSs, subject to the conditions and limitations in the 2017 Plan.

Shares Available for Awards

The maximum number of ordinary shares that may be issued under our 2017 Plan as of the date of this prospectus is 1,500,000, which includes 500,000 ordinary shares reserved for issuance under our non-employee sub-plan described below. In addition, the number of ordinary shares reserved for issuance under our 2017 Plan will automatically increase on January 1 of each year, commencing on January 1, 2018 and ending on (and including) January 1, 2027, in an amount equal to 4% of the total number of shares outstanding on December 31 of the preceding calendar year. Our board may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser number of shares. No more than 2,000,000 shares may be issued under the 2017 Plan upon the exercise of incentive share options. Shares issued under the 2017 Plan may be authorized but unissued shares, shares purchased on the open market, treasury shares or ADSs.

If an award under the 2017 Plan, or any prior equity incentive plan, expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, any unused shares subject to the award will, as applicable, become or again be available for new grants under the 2017 Plan. Awards granted under the 2017 Plan in substitution for any options or other equity or equity-based awards granted by an entity before the entity’s merger or consolidation with us or our acquisition of the entity’s property or stock will not reduce the shares available for grant under the 2017 Plan, but will count against the maximum number of shares that may be issued upon the exercise of incentive options.

Awards

The 2017 Plan provides for the grant of options, share appreciation rights, or SARs, restricted shares, dividend equivalents, restricted share units, or RSUs, and other share-based awards. All awards under the 2017 Plan will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows.

Options and SARs. Options provide for the purchase of our ordinary shares in the future at an exercise price set on the grant date. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The plan administrator will determine the number of shares covered by each option and SAR, the exercise price of each option and SAR and the conditions and limitations applicable to the exercise of each option and SAR.

Restricted Shares and Restricted Share Units. Restricted shares are an award of nontransferable ordinary shares that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price. RSUs are contractual promises to deliver our ordinary shares in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on our ordinary shares prior to the delivery of the underlying shares. The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted shares and RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the 2017 Plan.

Other Share-Based Awards. Other share-based awards are awards of fully vested ordinary shares and other awards valued wholly or partially by referring to, or otherwise based on, our ordinary shares or other property. Other share-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled. The plan administrator will determine the terms and conditions of other share-based awards, which may include any purchase price, performance goal, transfer restrictions and vesting conditions.

Performance Criteria

The plan administrator may select performance criteria for an award to establish performance goals for a performance period.

Certain Transactions

In connection with certain corporate transactions and events affecting our ordinary shares, including a change in control, another similar corporate transaction or event, another unusual or nonrecurring transaction or event affecting us or our financial statements or a change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the 2017 Plan to prevent the dilution or enlargement of intended benefits, facilitate the transaction or event or give effect to the change in applicable laws or accounting principles. This includes canceling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the 2017 Plan and replacing or terminating awards under the 2017 Plan. In addition, in the event of certain non-reciprocal transactions with our shareholders, the plan administrator will make equitable adjustments to the 2017 Plan and outstanding awards as it deems appropriate to reflect the transaction. Pursuant to the terms of their individual employment agreements, awards granted under the 2017 Plan to certain of our executives may become fully vested and exercisable upon a change in control.

Plan Amendment and Termination

Our board of directors may amend or terminate the 2017 Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the 2017 Plan, may materially and adversely affect an award outstanding under the 2017 Plan without the consent of the affected participant and shareholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. Further, the plan administrator cannot, without the approval of our shareholders, amend any outstanding option or SAR to reduce its price per share or cancel any outstanding option or SAR in exchange for cash or another award under the 2017 Plan with an exercise price per share that is less than the exercise price per share of the original option or SAR. The 2017 Plan will remain in effect until the tenth anniversary of its effective date unless earlier terminated by our board of directors. No awards may be granted under the 2017 Plan after its termination.

Transferability and Participant Payments

Except as the plan administrator may determine or provide in an award agreement, awards under the 2017 Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the 2017 Plan, and exercise price obligations arising in connection with the exercise of options under the 2017 Plan, the plan administrator may, in its discretion, accept cash, wire transfer or cheque, our ordinary shares that meet specified conditions, a promissory note, a “market sell order,” such other consideration as the plan administrator deems suitable or any combination of the foregoing.

Non-U.S. Participants

The plan administrator may modify awards granted to participants who are non-U.S. nationals or employed outside the United States or establish sub-plans or procedures to address differences in laws, rules, regulations or customs of such foreign jurisdictions.

2017 Non-Employee Sub Plan

The 2017 Non-Employee Sub Plan will govern equity awards granted to our directors and service providers. The 2017 Non-Employee Sub Plan was adopted under the 2017 Plan. An overall share limit of 500,000 shares has been included in the 2017 Non-Employee Sub Plan and awards may be made under the Non-Employee Sub Plan up to that limit. If all or any part of an award granted under the Non-Employee Sub Plan expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited, any unused shares covered by the award will become or again be available for new grants under the Non-Employee Sub Plan.

Employees

As of December 31, 2016, 2015 and 2014, we had 16, 12 and three employees, respectively. All of our employees were based in the United Kingdom, except that, as of December 31, 2016, we had one employee based outside of the United Kingdom. All of our employees were engaged in either administrative or research and development functions. None of our employees are covered by a collective bargaining agreement.

Insurance and Indemnification

To the extent permitted by the Companies Act, we are empowered to indemnify our directors against any liability they incur by reason of their directorship. We maintain directors’ and officers’ insurance to insure such persons against certain liabilities. We expect to enter into a deed of indemnity with each of our directors and executive officers prior to the completion of this offering.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our board of directors, executive officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

RELATED PARTY TRANSACTIONS

Since January 1, 2014, we have engaged in the following transactions with our directors, executive officers or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties. All of the historical share numbers in this section are as of dates prior to and do not reflect the conversion of each separate class of ordinary shares of Nightstar Therapeutics plc into a single class of ordinary shares, which will occur prior to the closing of this offering as described under “Corporate Reorganization.”

Participation in this Offering

Certain of our existing investors, including investors affiliated with certain of our directors, have indicated an interest in purchasing up to an aggregate of $25.0 million in ADSs in this offering at the initial public offering price. Based on these indications of interest, and assuming an initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, these investors would purchase up to an aggregate of approximately 1,785,714 of the 5,360,000 ADSs offered in this offering. However, because indications of interest are not binding agreements or commitments to purchase, these investors may determine to purchase fewer ADSs than they indicate an interest in purchasing or not to purchase any ADSs in this offering. It is also possible that these investors could indicate an interest in purchasing more ADSs. In addition, the underwriters could determine to sell fewer ADSs to any of these investors than the entities indicate an interest in purchasing or not to sell any ADSs to these investors.

MacLaren Agreement

In November 2013, we entered into a consulting agreement with Oxford University Innovation Ltd., as subsequently amended in November 2016, which we refer to as the Consulting Agreement, for consulting services of Robert MacLaren, a member of our board of directors. Under the terms of the Consulting Agreement, Prof. MacLaren is to provide us with advice and expertise in relation to regulatory submissions, prepare for and attend meetings of our clinical advisory board, prepare for and attend regulatory meetings, provide scientific and medical advice in relation to the preparation of medical education materials and provide consulting services to our Chief Medical Officer. Under the terms of the Consulting Agreement, we agreed to pay consulting fees for Prof. MacLaren’s services subject to a minimum annual fee of £72,000. We have further agreed to pay an annual bonus in respect of Prof. MacLaren’s services based on our company performance as set forth in the Consulting Agreement. The Consulting Agreement terminates in November 2019, unless an extension is mutually agreed upon.

Either party can terminate the Consulting Agreement without cause upon six months’ written notice to the other, or such shorter period as may be agreed between us and Oxford University Innovation Ltd. We can terminate the Consulting Agreement immediately by written notice and without compensation for cause, including where the services are provided negligently or otherwise not in accordance with the Consulting Agreement, or where either Prof. MacLaren or Oxford University Innovation Ltd. commits any material breach of the Consulting Agreement or commits any gross misconduct affecting our business.

Transactions with Entities Affiliated with Syncona

Syncona

We receive accounting and professional services from Syncona Partners LLP, Syncona Limited and their affiliates, which we refer to herein as Syncona, from time to time. We recorded accounting and professional fees totaling $52,000 and $23,000 for the years ended December 31, 2015 and 2016, respectively.

Freeline Therapeutics

In August 2015, we entered into a consultancy services agreement with Freeline Therapeutics Limited, or Freeline, an entity controlled by Syncona. Under the terms of the agreement, we agreed to provide Freeline with certain materials as specified in the agreement. Should Freeline’s evaluation of the materials identify areas of scientific and commercial interest to Freeline, it is the intention of the parties to negotiate and enter into a collaboration, license or supply agreement relating to the use of the materials by Freeline and the sharing of Freeline’s technology with us.

The Wellcome Trust

In June 2015, we entered into a lease agreement with The Wellcome Trust Limited, as trustee of The Wellcome Trust, the prior holding company of Syncona. Under the terms of the lease, we lease approximately 900 square feet of office space to serve as our corporate headquarters on a quarter-by-quarter basis. We recorded rent expense under the lease of $106,000 and $138,000 for the years ended December 31, 2015 and 2016, respectively.

Management Rights Letter

In November 2015, in connection with a subscription and shareholders agreement, or the 2015 Agreement, we entered into a management rights letter with New Enterprise Associate 15, L.P. and NEA Ventures 2015, L.P., collectively, NEA, which holds more than 5% of our share capital. Pursuant to the 2015 Agreement, NEA is entitled to consult and advise our management on significant business issues. The management rights letter will terminate upon the completion of this offering.

Subscriptions of Our Class A Ordinary Shares

May 2014 and June 2015 Financings

In May 2014, we amended and restated the subscription and shareholders agreement entered into in November 2013, or the Amended 2013 Agreement, whereby certain of our shareholders elected to subscribe for an aggregate of 7,000,000 of our Class A ordinary shares at a price of £1.00 per share. Under the Amended 2013 Agreement, we issued 6,000,000 of our Class A ordinary shares in May 2014 and 1,000,000 of our Class A ordinary shares in June 2015. The Amended 2013 Agreement was terminated in November 2015.

6,500,000 of the Class A ordinary shares issued pursuant to the Amended 2013 Agreement were issued to Syncona LLP, a holder of more than 5% of our share capital.

November 2015 and September 2016 Financings

Pursuant to the 2015 Agreement, certain of our shareholders elected to subscribe for an aggregate of 11,830,242 of our Class A ordinary shares as follows: 7,153,929 of our Class A ordinary shares at a price of £1.00 per share and 4,676,313 of our Class A ordinary shares at a price of £2.0737 per share. The 2015 Agreement was terminated in March 2017.

The following table sets forth the aggregate number of Class A ordinary shares issued to our related parties pursuant to these transactions:

PARTICIPANTS	CLASS A ORDINARY SHARES (#)
Syncona LLP(1)	8,074,191
Entities affiliated with New Enterprise Associates(2)	3,294,256
David Fellows(3)	64,354

(1)	Dr. Hollowood, the chairman of our board of directors, is the Chief Investment Officer and Managing Partner of Syncona Investment Management Limited.
(2)	Mr. Mott, a member of our board of directors, is a General Partner of New Enterprise Associates.
(3)	Mr. Fellows is our Chief Executive Officer and a member of our board of directors.

March and June 2017 Financings

In March 2017, we entered in to a subscription and shareholders’ agreement, or the March SSA, whereby certain shareholders elected to subscribe for an aggregate of 8,070,314 Class A ordinary shares as follows: 1,846,071 Class A ordinary shares at a price of £1.00 per share and 6,224,243 Class A ordinary shares at a price of £2.0737 per share. We issued all 8,070,314 Class A ordinary shares pursuant to the March SSA on June 27, 2017. The March SSA was terminated in June 2017.

In June 2017, we entered in to a subscription and shareholders’ agreement, or the June SSA, pursuant to which we issued an aggregate of 11,203,837 Class A ordinary shares at a price of $4.01648 per share. The June SSA terminated in September 2017 in connection with our corporate reorganization.

The following table sets forth the aggregate number of our Class A ordinary shares issued to our related parties in these transactions:

PARTICIPANTS	CLASS A ORDINARY SHARES (#)
Syncona Portfolio Limited(1)	6,609,574
Entities affiliated with New Enterprise Associates(2)	7,496,889
David Fellows(3)	85,646

(1)	Dr. Hollowood, the chairman of our board of directors, is the Chief Investment Officer and Managing Partner of Syncona Investment Management Limited.
(2)	Mr. Mott, a member of our board of directors, is a General Partner of New Enterprise Associates.
(3)	Mr. Fellows is our Chief Executive Officer and a member of our board of directors.

Subscriptions for Our Ordinary Shares by Certain Related Parties

Subscriptions by David Fellows

From March 2014 to August 2017, we issued a total of 1,985,975 ordinary shares, consisting of 29,411 Class B ordinary shares, 261,642 Class C ordinary shares, 367,281 Class D ordinary shares, 180,100 Class E1 ordinary shares, 180,000 Class E2 ordinary shares, 180,000 Class E3 ordinary shares, 180,000 Class E4 ordinary shares and 607,541 Class F shares, to Mr. Fellows, our Chief Executive Officer and a member of our board of directors, for aggregate consideration of £19.9. This excludes Class A ordinary shares issued to Mr. Fellows pursuant to the subscription and shareholders’ agreements described elsewhere in this prospectus.

Subscription by David Lubner

In August 2017, we issued a total of 133,498 Class F ordinary shares to Mr. Lubner for aggregate consideration of £1.33.

Subscriptions by Robert MacLaren

From March 2015 to June 2017, we issued a total of 97,760 ordinary shares, consisting of 2,363 Class D ordinary shares and 95,397 Class E1 ordinary shares, to Prof. MacLaren, a member of our board of directors, for aggregate consideration of £0.98.

Subscriptions by James McArthur

From November 2016 to August 2017, we issued a total of 133,498 ordinary shares, consisting of 86,000 Class E1 ordinary shares and 47,498 Class F ordinary shares, to Dr. McArthur, a member of our board of directors, for aggregate consideration of £1.33.

Subscription by Tuyen Ong

In August 2017, we issued a total of 597,000 Class F ordinary shares to Dr. Ong, our Chief Development Officer, for aggregate consideration of £5.97.

Subscriptions by Gregory Robinson

From September 2016 to August 2017, we issued a total of 533,994 ordinary shares, consisting of 108,500 Class E1 ordinary shares, 108,500 Class E2 ordinary shares, 108,500 Class E3 ordinary shares, 108,500 Class E4 ordinary shares and 99,994 Class F shares, to Dr. Robinson, our Chief Scientific Officer, for aggregate consideration of £5.36.

Subscriptions by Senthil Sundaram

From April 2017 to August 2017, we issued a total of 443,598 ordinary shares, consisting of 87,000 Class E1 ordinary shares, 87,000 Class E2 ordinary shares, 87,000 Class E3 ordinary shares, 87,000 Class E4 ordinary shares and 95,598 Class F ordinary shares, to Mr. Sundaram, our Chief Financial Officer, for aggregate consideration of £4.44.

Subscriptions by Scott Whitcup

From April 2017 to August 2017, we issued a total of 266,997 ordinary shares, consisting of 173,000 Class E1 ordinary shares and 93,997 Class F ordinary shares, to Dr. Whitcup, a member of our board of directors, for aggregate consideration of £2.67.

Agreements with Our Executive Officers and Directors

We have entered into employment agreements with certain of our executive officers and service agreements with our non-executive directors. See “Management—Compensation of Executive Officers and Directors.” These agreements contain customary provisions and representations, including confidentiality, non-competition, non-solicitation and inventions assignment undertakings by the executive officers. However, the enforceability of the non-competition provisions may be limited under applicable law.

Indemnification Agreements

We intend to enter into a deed of indemnity with each of our directors and executive officers prior to the completion of this offering. These agreements and our Articles of Association require us to indemnify our directors and executive officers to the fullest extent permitted by law.

Related Person Transactions Policy

We have adopted a related person transaction policy effective upon the effectiveness of the registration statement of which this prospectus forms a part. Our related person transaction policy sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. For the purposes of our policy only, for so long as we qualify as a foreign private issuer, a related person transaction will be a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds $120,000 or which is unusual in its nature or conditions; thereafter, a related person transaction will be a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds $120,000. Transactions involving remuneration for services provided to us as an employee or director will not be covered by this policy.

For so long as we qualify as a foreign private issuer, a related person will be any:

∎	enterprise that directly or indirectly controls or is controlled by or is under common control with us;

∎	enterprise over which we have a significant influence or which has significant influence over us;

∎	individual owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family;

∎	persons having authority or responsibility for planning, directing or controlling our activities, including directors and senior management and close members of such individuals’ families; or

∎	enterprise in which a substantial interest in our voting power is owned, directly or indirectly, by any person described above or over which such a person is able to exercise significant influence, including enterprises owned by our directors or major shareholders and enterprises that have a member of key management in common with us.

If we cease to be a foreign private issuer, then, under our policy, a related person will be any:

∎	person who is, or at any time since the beginning of our last fiscal year was, a director or executive officer of us or a nominee to become a director of us;

∎	security holder known by us to be the beneficial owner of more than 5% of any class of our voting securities;

∎	immediate family member of any of the foregoing; and

∎	firm, corporation or other entity in which any of the foregoing persons is an executive, partner or principal or similar control position or in which such person has a 5% or greater beneficial ownership interest.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant shareholder to enable us to identify any existing or potential related person transactions and to effectuate the terms of the policy. In addition, under our Code of Business Conduct and Ethics, our employees, executive officers and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

Directed Share Program

At our request, the underwriters have reserved 107,200 ADSs, or 2% of the ADSs being offered by this prospectus (excluding the ADSs that may be issued upon the underwriters’ exercise of their option to purchase additional ADSs), for sale at the initial public offering price to certain eligible directors, officers and employees and persons having business or other relationships with us and related persons through a directed share program. The number of our ADSs available for sale to the general public in the public offering will be reduced by the number of ADSs these individuals purchase. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered hereby. ADSs purchased by participants in the directed share program will be subject to the 180-day lock-up restriction in the lock-up agreements described in “Underwriting—No Sales of Similar Securities.” Jefferies LLC and Leerink Partners LLC, in their sole discretion, may release any of the securities subject to these lock-up agreements at any time. We have agreed to indemnify the underwriters conducting the directed share program against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the directed share program.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of August 31, 2017, assuming the conversion of each separate class of ordinary shares of Nightstar Therapeutics plc into a single class of ordinary shares, which will occur prior to the closing of this offering as described under “Corporate Reorganization,” by:

∎	each beneficial owner of 5% or more of our outstanding ordinary shares;

∎	each of our directors and executive officers; and

∎	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of August 31, 2017. Percentage ownership calculations are based on 22,740,714 ordinary shares outstanding as of August 31, 2017, which reflects the assumed conversion of each separate class of ordinary shares of Nightstar Therapeutics plc into a single class of ordinary shares. For purposes of calculating the number of ordinary shares into which each separate class of ordinary shares will convert prior to the closing of this offering, we have assumed an initial public offering price of $14.00 per ordinary share, the midpoint of the range set forth on the cover page of this prospectus. This calculation, before giving effect to this offering, does not give effect to any shares that may be acquired pursuant to the directed share program.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

As of August 31, 2017, assuming the conversion of each separate class of ordinary shares of Nightstar Therapeutics plc into a single class of ordinary shares, which will occur prior to the closing of this offering, an aggregate of 9,410,960 ordinary shares, representing approximately 41.4% of the 22,740,714 ordinary shares that would have been outstanding as of such date, were held by 13 U.S. shareholders of record.

Certain of our existing investors and their affiliated entities have indicated an interest in purchasing our ADSs in this offering at the initial public offering price. The following table does not reflect any such potential purchases by these existing investors or their affiliated entities. If any ADSs are purchased by these persons, the number of ordinary shares beneficially owned after this offering and the percentage of ordinary shares beneficially owned after this offering would increase from that set forth in the table below.

Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of Nightstar Therapeutics plc, 215 Euston Road, London NW1 2BE, United Kingdom.

	NUMBER OF SHARES BENEFICIALLY OWNED(1)	PERCENTAGE OF SHARES BENEFICIALLY OWNED
NAME OF BENEFICIAL OWNER		BEFORE OFFERING	AFTER OFFERING
5% or Greater Shareholders:
Syncona Portfolio Limited(2)	11,203,922	49.3%	39.9%
Entities affiliated with New Enterprise Associates(3)	5,450,073	24.0	19.4
Entities affiliated with Wellington Management Company(4)	1,571,807	6.9	5.6

Executive Officers and Directors:
David Fellows	691,046	3.0	2.5
Senthil Sundaram	129,604	*	*
Tuyen Ong, M.D. MRCOphth, MBA	130,241	*	*
Gregory Robinson, Ph.D.	157,439	*	*
Chris Hollowood, Ph.D.(5)	11,203,922	49.3	39.9
David C. Lubner	29,124	*	*
Robert MacLaren, MBChB, D.Phil.	455,030	2.0	1.6
James McArthur, Ph.D.	37,237	*	*
David M. Mott(6)	5,450,073	24.0	19.4
Scott M. Whitcup, M.D.	74,568	*	*
All current directors and executive officers as a group (10 persons)	18,358,284	80.7	65.3

*	Represents beneficial ownership of less than one percent.
(1)	Number of shares owned, as shown both in this table and the accompanying footnotes, and percentage ownership before the offering are based on 22,740,714 ordinary shares outstanding as of August 31, 2017, which assumes the conversion of all of the outstanding classes of ordinary shares into a single class of ordinary shares at various conversion ratios. See “Corporate Reorganization.” Number of shares owned and percentage ownership after the offering reflect the sale by us of 5,360,000 ADSs representing 5,360,000 ordinary shares in this offering.
(2)	Consists of shares held by Syncona Portfolio Limited. Syncona Portfolio Limited is a controlled subsidiary of Syncona Holdings Limited, which in turn is a controlled subsidiary of Syncona Limited, a publicly-listed closed-end investment fund. Each of Syncona Holdings Limited and Syncona Limited may be deemed to have voting and dispositive power over the shares held by Syncona Portfolio Limited. Investment and voting decisions with respect to these shares are made by Syncona Portfolio Limited acting upon the recommendation of an investment committee of Syncona Investment Management Limited, also a subsidiary of Syncona Holdings Limited. The members of this investment committee consist of Nigel Keen, Martin Murphy, Chris Hollowood and Toby Sykes. The address for Syncona Portfolio Limited is PO Box 255, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3QL, Channel Islands.
(3)	Consists of ordinary shares directly held by New Enterprise Associates 15, L.P., or NEA 15, and NEA Ventures 2015, L.P., or NEA Ventures. The shares directly held by NEA 15 are indirectly held by NEA Partners 15, L.P., or NEA Partners 15, the sole general partner of NEA 15, NEA 15 GP, LLC, or NEA 15 LLC, the sole general partner of NEA Partners 15 and each of the individual managers of NEA 15 LLC. The individual managers, or collectively, the managers, of NEA 15 LLC are Peter J. Barris, Forest Baskett, Anthony A. Florence, Jr., Joshua Makower, David M. Mott (a member of our board of directors), Scott D. Sandell, Peter Sonsini and Ravi Viswanathan. The managers share voting and dispositive power with regard to the shares held by NEA 15. Karen P. Welsh, the general partner of NEA Ventures, shares voting and dispositive power with regard to the shares held by NEA Ventures. All indirect holders of the above referenced shares disclaim beneficial ownership of all applicable ordinary shares, except to the extent of their actual pecuniary interest therein. The principal business address of NEA 15 and NEA Ventures is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.
(4)	Consists of ordinary shares held by Hadley Harbor Master Investors (Cayman) II L.P. Wellington Management Company LLP is the investment adviser to this entity. Wellington Management Company LLP is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and is an indirect subsidiary of Wellington Management Group LLP. Wellington Management Company LLP and Wellington Management Group LLP may each be deemed to share beneficial ownership, within the meaning of Rule 13d-3 promulgated under the Exchange Act, of the shares indicated in the table, all of which are held of record by Hadley Harbor Master Investors (Cayman) LLP. The business address of the entity named in the table is c/o Wellington Management Company LLP, 280 Congress Street, Boston, Massachusetts, 02110. The business address of Wellington Management Company LLP and Wellington Management Group LLP is 280 Congress Street, Boston, MA 02110.
(5)	Consists of the shares set forth in footnote (2) above held by Syncona Portfolio Limited. Dr. Hollowood, a member of our board of directors, is a member of the investment committee of Syncona Investment Management Limited, a subsidiary of Syncona Holdings Limited, the parent company of Syncona Portfolio Limited.
(6)	Consists of the shares set forth in footnote (3) above held by NEA 15. Mr. Mott, a member of our board of directors, is manager at NEA 15 LLC.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

The following describes our issued share capital, summarizes the material provisions of our Articles of Association and highlights certain differences in corporate law in the United Kingdom and the United States.

We were incorporated pursuant to the laws of England and Wales as Nightstar Therapeutics Limited in July 2017 to become a holding company for NightstaRx Limited. In September 2017, all of the issued share capital in NightstaRx Limited was exchanged for the same number and class of shares in Nightstar Therapeutics Limited and, as a result, NightstaRx Limited became a wholly owned subsidiary of Nightstar Therapeutics Limited. Subsequently, in September 2017, Nightstar Therapeutics Limited re-registered as a public limited company and its name was changed to Nightstar Therapeutics plc. See “Corporate Reorganization” for more information.

We are registered with the Registrar of Companies in England and Wales under number 10852952, and our registered office is at 215 Euston Road, London NW1 2BE, United Kingdom.

Certain resolutions have been passed by our shareholders in connection with this offering, including resolutions for the:

∎	adoption of new articles of association that will become effective upon the completion of this offering. See “—Post-IPO Articles of Association” below;

∎	general authorization of our directors for purposes of section 551 of the Companies Act to issue shares in the company and grant rights to subscribe for or convert any securities into shares in the company up to a maximum aggregate nominal amount of £1,000,000 for a period of five years; and

∎	empowering of our directors pursuant to sections 568 and 570 of Companies Act to issue equity securities for cash pursuant to the section 551 authority referred to above as if the preemption rights under the company’s articles of association in effect prior to the offering and the statutory preemption rights under section 561(1) of Companies Act did not apply to such allotments.

Issued Share Capital

As of June 30, 2017, the issued share capital of NightstaRx Limited was 45,796,210 ordinary shares. The nominal value of NightstaRx Limited’s ordinary shares was £0.00001 per share and each issued ordinary share was fully paid. The issued share capital of NightstaRx Limited consisted of 41,604,393 Class A ordinary shares, 138,596 Class B ordinary shares, 699,282 Class C ordinary shares, 699,802 Class D ordinary shares, 979,520 Class E1 ordinary shares, 481,500 Class E2 ordinary shares, 464,500 Class E3 ordinary shares, 375,500 Class E4 ordinary shares and no Class F ordinary shares as of June 30, 2017. Following the exchange of shares of NightstaRx Limited for shares of Nightstar Therapeutics Limited, the issued share capital of Nightstar Therapeutics Limited was the same number of ordinary shares in the same classes but the nominal value of each share is £0.01.

In September 2017, Nightstar Therapeutics Limited re-registered as a public limited company and changed its name to Nightstar Therapeutics plc. Prior to the closing of this offering, each separate class of ordinary shares of Nightstar Therapeutics plc outstanding on the date of this prospectus will be converted into a single class of ordinary shares. The ratio for the conversion of each class will be determined based on the final price per ADS in this offering. Assuming an initial public offering price of $14.00 per ADS, the midpoint of the price range set forth on the cover of this prospectus, the issued share capital of Nightstar Therapeutics plc immediately prior to the closing of this offering will be 22,740,714 ordinary shares with a nominal value of £0.01 per share.

Ordinary Shares

In accordance with our Articles of Association to be in effect following the closing of this offering, the following summarizes the rights of holders of our ordinary shares:

∎	each holder of our ordinary shares is entitled to one vote per ordinary share on all matters to be voted on by shareholders generally;

∎	the holders of the ordinary shares shall be entitled to receive notice of, attend, speak and vote at our general meetings; and

∎	holders of our ordinary shares are entitled to receive such dividends as are recommended by our directors and declared by our shareholders.

Registered Shares

We are required by the Companies Act to keep a register of our shareholders. Under English law, the ordinary shares are deemed to be issued when the name of the shareholder is entered in our share register. The share register therefore is prima facie evidence of the identity of our shareholders, and the shares that they hold. The share register generally provides limited, or no, information regarding the ultimate beneficial owners of our ordinary shares. Following the closing of this offering, our share register will be maintained by Computershare Investor Services plc.

Holders of our ADSs will not be treated as one of our shareholders and their names will therefore not be entered in our share register. The depositary, the custodian or their nominees will be the holder of the shares underlying our ADSs. Holders of our ADSs have a right to receive the ordinary shares underlying their ADSs. For discussion on our ADSs and ADS holder rights, see “Description of American Depositary Shares” in this prospectus.

Under the Companies Act, we must enter an allotment of shares in our share register as soon as practicable and in any event within two months of the allotment. We will perform all procedures necessary to update the share register to reflect the ordinary shares being sold in this offering, including updating the share register with the number of ordinary shares to be issued to the depositary upon the closing of this offering. We also are required by the Companies Act to register a transfer of shares (or give the transferee notice of and reasons for refusal as the transferee may reasonably request) as soon as practicable and in any event within two months of receiving notice of the transfer.

We, any of our shareholders or any other affected person may apply to the court for rectification of the share register if:

∎	the name of any person, without sufficient cause, is wrongly entered in or omitted from our register of members; or

∎	there is a default or unnecessary delay in entering on the register the fact of any person having ceased to be a member or on which we have a lien, provided that such delay does not prevent dealings in the shares taking place on an open and proper basis.

Preemptive Rights

English law generally provides shareholders with preemptive rights when new shares are issued for cash; however, it is possible for the articles of association, or shareholders in general meeting, to exclude preemptive rights. Such an exclusion of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the exclusion is contained in the articles of association, or from the date of the shareholder resolution, if the exclusion is by shareholder resolution. In either case, this exclusion would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). On September 14, 2017, our shareholders approved the exclusion of preemptive rights in connection with the allotment of shares with an aggregate nominal value of up to £1,000,000 for a period of five years from the date of approval, which exclusion will need to be renewed upon expiration (i.e., at least every five years) to remain effective, but may be sought more frequently for additional five-year terms (or any shorter period). On September 14, 2017, our shareholders also approved the exclusion of preemptive rights for the allotment of ordinary shares in connection with this offering.

Post-IPO Articles of Association

Our Articles of Association, or the Articles, were approved by our shareholders on September 14, 2017 and will be adopted with effect from the offering. A summary of the terms of the Articles is set out below. The summary below is not a complete copy of the terms of the Articles.

The Articles contain no specific restrictions on our purpose and therefore, by virtue of section 31(1) of the Companies Act, our purpose is unrestricted.

The Articles contain, among other things, provisions to the following effect:

Share Capital

Our share capital will consist of ordinary shares. We may issue shares with such rights or restrictions as may be determined by ordinary resolution, including shares which are to be redeemed, or are liable to be redeemed at our option or the holder of such shares.

Voting

The shareholders have the right to receive notice of, and to vote at, our general meetings. Each shareholder who is present in person (or, being a corporation, by representative) at a general meeting on a show of hands has one vote and, on a poll, every such holder who is present in person (or, being a corporation, by representative) or by proxy has one vote in respect of every share held by him.

Variation of Rights

Whenever our share capital is divided into different classes of shares, the special rights attached to any class may be varied or abrogated either with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class and may be so varied and abrogated whilst the company is a going concern.

Dividends

We may, subject to the provisions of the Companies Act and the Articles, by ordinary resolution from time to time declare dividends to be paid to shareholders not exceeding the amount recommended by our board of directors. Subject to the provisions of the Companies Act, in so far as, in the board of directors’ opinions, our profits justify such payments, the board of directors may pay interim dividends on any class of our shares.

Any dividend unclaimed after a period of 12 years from the date such dividend was declared or became payable shall, if the board of directors resolve, be forfeited and shall revert to us. No dividend or other moneys payable on or in respect of a share shall bear interest as against us.

Transfer of Ordinary Shares

Each member may transfer all or any of his shares which are in certificated form by means of an instrument of transfer in any usual form or in any other form which the board of directors may approve. Each member may transfer all or any of his shares which are in uncertificated form by means of a “relevant system” (i.e., the CREST System) in such manner provided for, and subject as provided in, the CREST Regulations.

The board may, in its absolute discretion, refuse to register a transfer of certificated shares unless:

(i)	it is for a share which is fully paid up;

(ii)	it is for a share upon which the company has no lien;

(iii)	it is only for one class of share;

(iv)	it is in favor of a single transferee or no more than four joint transferees;

(v)	it is duly stamped or is duly certificated or otherwise shown to the satisfaction of the board of directors to be exempt from stamp duty; and

(vi)	it is delivered for registration to the registered office of the company (or such other place as the board of directors may determine), accompanied (except in the case of a transfer by a person to whom the company is not required by law to issue a certificate and to whom a certificate has not been issued or in the case of a renunciation) by the certificate for the shares to which it relates and such other evidence as the board of directors may reasonably require to prove the title of the transferor (or person renouncing) and the due execution of the transfer or renunciation by him or, if the transfer or renunciation is executed by some other person on his behalf, the authority of that person to do so.

The board of directors may refuse to register a transfer of uncertificated shares in any circumstances that are allowed or required by the CREST Regulations and the CREST System.

Allotment of Shares and Preemption Rights

Subject to the Companies Act and to any rights attached to existing shares, any share may be issued with or have attached to it such rights and restrictions as the company may by ordinary resolution determine, or if no ordinary resolution has been passed or so far as the resolution does not make specific provision, as the board of directors may determine (including shares which are to be redeemed, or are liable to be redeemed at the option of the company or the holder of such shares).

In accordance with section 551 of the Companies Act, the board of directors may be generally and unconditionally authorized to exercise all the powers of the company to allot shares up to an aggregate nominal amount equal to the amount stated in the relevant ordinary resolution authorizing such allotment. The authorities referred to in paragraph 3.3(a) and 3.3(b) above were included in the resolution passed by our shareholders on September 14, 2017 and remain in force at the date of this prospectus.

The provisions of section 561 of the Companies Act (which confer on shareholders rights of preemption in respect of the allotment of equity securities which are paid up in cash) apply to the company except to the extent disapplied by special resolution of the company. Such preemption rights have been disapplied pursuant to the special resolution passed on September 14, 2017.

Capital

The company may by ordinary resolution consolidate or divide all of its share capital into shares of larger nominal value than its existing shares, or cancel any shares which, at the date of the ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the nominal amount of shares so cancelled or sub-divide its shares, or any of them, into shares of smaller nominal value.

The company may, in accordance with the Companies Act, reduce or cancel its share capital or any capital redemption reserve or share premium account in any manner and with and subject to any conditions, authorities and consents required by law.

Board of Directors

Unless otherwise determined by the company by ordinary resolution, the number of directors (other than any alternate directors) shall not be less than two, but there shall be no maximum number of directors.

Subject to the Articles and the Companies Act, the company may by ordinary resolution appoint a person who is willing to act as a director and the board of directors shall have power at any time to appoint any person who is willing to act as a director, in both cases either to fill a vacancy or as an addition to the existing board of directors.

At every subsequent annual general meeting any director who either (i) has been appointed by the board of directors since the last annual general meeting or (ii) was not appointed or reappointed at one of the preceding two annual general meetings, must retire from office and may offer themselves for reappointment by the shareholders by ordinary resolution.

Subject to the provisions of the Articles, the board of directors may regulate their proceedings as they deem appropriate. A director may, and the secretary at the request of a director shall, call a meeting of the directors.

The quorum for a meeting of the board of directors shall be fixed from time to time by a decision of the board of directors, but it must never be less than two and unless otherwise fixed, it is two.

Questions and matters requiring resolution arising at a meeting shall be decided by a majority of votes of the participating directors, with each director having one vote. In the case of an equality of votes, the chairman will only have a casting vote or second vote when an acquisition has been completed.

Directors shall be entitled to receive such remuneration as the board shall determine for their services to the company as directors, and for any other service which they undertake for the company provided that the aggregate fees payable to the directors must not exceed £250,000 per annum or such higher amount as may from time to time be decided by ordinary resolution of the company. The directors shall also be entitled to be paid all reasonable expenses properly incurred by them in connection with their attendance at meetings of shareholders or class meetings, board of director or committee meetings or otherwise in connection with the exercise of their powers and the discharge of their responsibilities in relation to the company.

The board of directors may, in accordance with the requirements in the Articles, authorize any matter proposed to them by any director which would, if not authorized, involve a director breaching his duty under the Companies Act, to avoid conflicts of interests.

A director seeking authorization in respect of such conflict shall declare to the board of directors the nature and extent of his interest in a conflict as soon as is reasonably practicable. The director shall provide the board with such details of the matter as are necessary for the board to decide how to address the conflict together with such additional information as may be requested by the board.

Any authorization by the board of directors will be effective only if:

(i)	to the extent permitted by the Companies Act, the matter in question shall have been proposed by any director for consideration in the same way that any other matter may be proposed to the directors under the provisions of the Articles;

(ii)	any requirement as to the quorum for consideration of the relevant matter is met without counting the conflicted director and any other conflicted director; and

(iii)	the matter is agreed to without the conflicted director voting or would be agreed to if the conflicted director’s and any other interested director’s vote is not counted.

Subject to the provisions of the Companies Act, every director, secretary or other officer of the company (other than an auditor) is entitled to be indemnified against all costs, charges, losses, damages and liabilities incurred by him in the actual purported exercise or discharge of his duties or exercise of his powers or otherwise in relation to them.

General Meetings

The company must convene and hold annual general meetings in accordance with the Companies Act. Under the Companies Act, an annual general meeting must be called by notice of at least 21 days.

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the choice or appointment of a chairman of the meeting which shall not be treated as part of the business of the meeting. Save as otherwise provided by the Articles, two shareholders present in person or by proxy and entitled to vote shall be a quorum for all purposes.

(i)	Borrowing Powers

Subject to the Articles and the Companies Act, the board of directors may exercise all of the powers of the company to:

(a)	borrow money;

(b)	indemnify and guarantee;

(c)	mortgage or charge;

(d)	create and issue debentures and other securities; and

(e)	give security either outright or as collateral security for any debt, liability or obligation of the company or of any third party.

(ii)	Capitalization of profits

The directors may, if they are so authorized by an ordinary resolution of the shareholders, decide to capitalize any undivided profits of the company (whether or not they are available for distribution), or any sum standing to the credit of the company’s share premium account or capital redemption reserve. The directors may also, subject to the aforementioned ordinary resolution, appropriate any sum which they so decide to capitalize to the persons who would have been entitled to it if it were distributed by way of dividend and in the same proportions.

(iii)	Uncertificated Shares

Subject to the Companies Act, the board of directors may permit title to shares of any class to be issued or held otherwise than by a certificate and to be transferred by means of a “relevant system” (i.e., the CREST System) without a certificate.

The board of directors may take such steps as it sees fit in relation to the evidencing of and transfer of title to uncertificated shares, any records relating to the holding of uncertificated shares and the conversion of uncertificated shares to certificated shares, or vice-versa.

The company may by notice to the holder of an uncertificated share, require that share to be converted into certificated form.

The board of directors may take such other action that the board considers appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of an uncertified share or otherwise to enforce a lien in respect of it.

Other Relevant Laws and Regulations

Mandatory Bid

(i)	The Takeover Code applies to the company. Under the Takeover Code, where:

(a)	any person, together with persons acting in concert with him, acquires, whether by a series of transactions over a period of time or not, an interest in shares which (taken together with shares in which he is already interested, and in which persons acting in concert with him are interested) carry 30% or more of the voting rights of a company; or

(b)	any person who, together with persons acting in concert with him, is interested in shares which in the aggregate carry not less than 30% of the voting rights of a company but does not hold shares carrying more than 50% of such voting rights and such person, or any person acting in concert with him, acquires an interest in any other shares which increases the percentage of shares carrying voting rights in which he is interested;

such person shall, except in limited circumstances, be obliged to extend offers, on the basis set out in Rules 9.3, 9.4 and 9.5 of the Takeover Code, to the holders of any class of equity share capital, whether voting or non-voting, and also to the holders of any other class of transferable securities carrying voting rights. Offers for different classes of equity share capital must be comparable; the Takeover Panel should be consulted in advance in such cases.

(ii)	An offer under Rule 9 of the Takeover Code must be in cash and at the highest price paid for any interest in the shares by the person required to make an offer or any person acting in concert with him during the 12 months prior to the announcement of the offer.

(iii)	Under the Takeover Code, a “concert party” arises where persons acting together pursuant to an agreement or understanding (whether formal or informal and whether or not in writing) actively cooperate, through the acquisition by them of an interest in shares in a company, to obtain or consolidate control of the company. “Control” means holding, or aggregate holdings, of an interest in shares carrying 30% or more of the voting rights of the company, irrespective of whether the holding or holdings give de facto control.

Squeeze-out

(i)	Under sections 979 to 982 of the Companies Act, if an offeror were to acquire, or unconditionally contract to acquire, not less than 90% of the ordinary shares of the company, it could then compulsorily acquire the remaining 10%. It would do so by sending a notice to outstanding shareholders telling them that it will compulsorily acquire their shares, provided that no such notice may be served after the end of: (a) the period of three months beginning with the day after the last day on which the offer can be accepted; or (b) if earlier, and the offer is not one to which section 943(1) of the Companies Act applies, the period of six months beginning with the date of the offer.

(ii)	Six weeks following service of the notice, the offeror must send a copy of it to the company together with the consideration for the ordinary shares to which the notice relates, and an instrument of transfer executed on behalf of the outstanding shareholder(s) by a person appointed by the offeror.

(iii)	The company will hold the consideration on trust for the outstanding shareholders.

Sell-out

(i)

Sections 983 to 985 of the Companies Act also give minority shareholders in the company a right to be bought out in certain circumstances by an offeror who has made a takeover offer. If a takeover offer relating to all the ordinary shares of the company is made at any time before the end of the period within which the offer could be accepted and the offeror held or had agreed to acquire not less than 90% of the ordinary shares, any holder of shares to which the offer related who had not accepted the offer could by a written communication to the offeror require it to acquire those shares. The offeror is required to give any shareholder notice of his right to be bought out within one month of that right arising. The offeror may impose a time limit on the rights of minority shareholders to be bought out, but that period cannot end less than three months after the end of the acceptance period, or, if longer a period of three months from the date of the notice.

(ii)	If a shareholder exercises his rights, the offeror is bound to acquire those shares on the terms of the offer or on such other terms as may be agreed.

Differences in Corporate Law

The applicable provisions of the Companies Act differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Companies Act applicable to us and the General Corporation Law of the State of Delaware relating to shareholders’ rights and protections.

	ENGLAND AND WALES	DELAWARE
Number of Directors	Under the Companies Act, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in a company’s articles of association.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.

Removal of Directors	Under the Companies Act, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the company, provided 28 clear days’ notice of the resolution has been given to the company and its shareholders. On receipt of notice of an intended resolution to remove a director, the company must forthwith send a copy of the notice to the director concerned. Certain other procedural requirements under the Companies Act must also be followed, such as allowing the director to make representations against his or her removal either at the meeting or in writing.	Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (i) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, stockholders may effect such removal only for cause, or (ii) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

Vacancies on the Board of Directors	Under English law, the procedure by which directors, other than a company’s initial directors, are appointed is generally set out in a company’s articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually.	Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (i) otherwise provided in the certificate of incorporation or bylaws of the corporation or (ii) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

	ENGLAND AND WALES	DELAWARE

Annual General Meeting	Under the Companies Act, a public limited company must hold an annual general meeting in each six-month period following the company’s annual accounting reference date.	Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

General Meeting	Under the Companies Act, a general meeting of the shareholders of a public limited company may be called by the directors.	Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

Shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings (excluding any paid up capital held as treasury shares) can require the directors to call a general meeting and, if the directors fail to do so within a certain period, may themselves convene a general meeting.

Notice of General Meetings	Under the Companies Act, at least 21 days’ notice must be given for an annual general meeting and any resolutions to be proposed at the meeting. Subject to a company’s articles of association providing for a longer period, at least 14 days’ notice is required for any other general meeting of a public limited company. In addition, certain matters, such as the removal of directors or auditors, require special notice, which is 28 days’ notice. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour and purpose or purposes of the meeting.

Proxy	Under the Companies Act, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.	Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

	ENGLAND AND WALES	DELAWARE

Preemptive Rights	Under the Companies Act, “equity securities,” being (i) shares in the company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution, referred to as “ordinary shares,” or (ii) rights to subscribe for, or to convert securities into, ordinary shares, proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act.	Under Delaware law, shareholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

Authority to Allot	Under the Companies Act, the directors of a company must not allot shares or grant rights to subscribe for or convert any security into shares unless an exception applies or an ordinary resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise, in each case in accordance with the provisions of the Companies Act.	Under Delaware law, if the corporation’s charter or certificate of incorporation so provides, the board of directors has the power to authorize the issuance of stock. The board may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.

	ENGLAND AND WALES	DELAWARE

Liability of Directors and Officers	Under the Companies Act, any provision, whether contained in a company’s articles of association or any contract or otherwise, that purports to exempt a director of a company, to any extent, from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company, is void. Any provision by which a company directly or indirectly provides an indemnity, to any extent, for a director of the company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is also void except as permitted by the Companies Act, which provides exceptions for the company to (i) purchase and maintain insurance against such liability; (ii) provide a “qualifying third party indemnity,” or an indemnity against liability incurred by the director to a person other than the company or an associated company or criminal proceedings in which he is convicted; and (iii) provide a “qualifying pension scheme indemnity,” or an indemnity against liability incurred in connection with the company’s activities as trustee of an occupational pension plan.

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

∎       any breach of the director’s duty of loyalty to the corporation or its stockholders;

∎       acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

∎       intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

∎       any transaction from which the director derives an improper personal benefit.

Voting Rights	Under English law, unless a poll is demanded by the shareholders of a company or is required by the chairman of the meeting or the company’s articles of association, shareholders shall vote on all resolutions on a show of hands. Under the Companies Act, a poll may be demanded by (i) not fewer than five shareholders having the right to vote on the resolution; (ii) any shareholder(s) representing not less than 10% of the total voting rights of all the shareholders having the right to vote on the resolution (excluding any voting rights attaching to treasury shares); or (iii) any shareholder(s) holding shares in the company conferring a right to vote on the resolution (excluding any voting rights attaching to treasury shares) being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right. A company’s articles of association may provide more extensive rights for shareholders to call a poll.	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

	ENGLAND AND WALES	DELAWARE

Under English law, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) and entitled to vote. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present, in person or by proxy, who, being entitled to vote, vote on the resolution. Special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present, in person or by proxy, at the meeting.

Shareholder Vote on Certain Transactions

The Companies Act provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers. These arrangements require:

∎       the approval at a shareholders’ or creditors’ meeting convened by order of the court, of a majority in number of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, or class thereof present and voting, either in person or by proxy; and

∎       the approval of the court.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

∎       the approval of the board of directors; and

∎       the approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of the corporation entitled to vote on the matter.

	ENGLAND AND WALES	DELAWARE

Standard of Conduct for Directors

Under English law, a director owes various statutory and fiduciary duties to the company, including:

∎       to act in the way he considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole;

∎       to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company;

∎       to act in accordance with the company’s constitution and only exercise his powers for the purposes for which they are conferred;

∎       to exercise independent judgment;

∎       to exercise reasonable care, skill and diligence;

∎       not to accept benefits from a third party conferred by reason of his being a director or doing, or not doing, anything as a director; and

∎       to declare any interest that he has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

	ENGLAND AND WALES	DELAWARE

Stockholder Suits	Under English law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management. Notwithstanding this general position, the Companies Act provides that (i) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company) in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust and (ii) a shareholder may bring a claim for a court order where the company’s affairs have been or are being conducted in a manner that is unfairly prejudicial to some of its shareholders.

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

∎       state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiffs shares thereafter devolved on the plaintiff by operation of law; and

∎       allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

∎       state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

Stock Exchange Listing

We have applied to list our ADSs on the NASDAQ Global Market under the symbol “NITE.”

Transfer Agent and Registrar of Shares

Following the closing of this offering, our share register will be maintained by Computershare Investor Services plc. The share register reflects only record owners of our ordinary shares. Holders of our ADSs will not be treated as one of our shareholders and their names will therefore not be entered in our share register. The depositary, the custodian or their nominees will be the holder of the shares underlying our ADSs. Holders of our ADSs have a right to receive the ordinary shares underlying their ADSs. For discussion on our ADSs and ADS holder rights, see “Description of American Depositary Shares” in this prospectus.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Citibank, N.A., or Citibank, has agreed to act as the depositary for the ADSs. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. ADSs represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as American Depositary Receipts, or ADRs. The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian Citibank, N.A. (London) located at Citigroup Centre, Canary Wharf, London, E14 5LB, United Kingdom.

We have appointed Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a registration statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to registration number 333-220343 when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary that are italicized describe matters that may be relevant to ownership of ADSs but may not be contained in the deposit agreement.

Each ADS represents the right to receive, and to exercise the beneficial ownership interests in, one ordinary share that is on deposit with the depositary and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary may agree to change the ADS-to-ordinary share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of England and Wales, which may be different from the laws of the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

The manner in which you own ADSs (e.g., in brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated) may affect your rights and obligations, and the manner in which the depositary’s services are made available to you. As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary will hold on your behalf the shareholder rights attached to the ordinary shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the ordinary shares represented by your ADSs through the depositary only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the direct registration system or DRS). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

The registration of the ordinary shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable ordinary shares with the beneficial ownership rights and interests in such ordinary shares being at all times vested with the beneficial owners of the ADSs representing the ordinary shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Other Distributions

As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction the applicable fees, taxes and expenses.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of England and Wales.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary share ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

∎	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

∎	we fail to deliver satisfactory documents to the depositary; or

∎	it is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in England and Wales would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

∎	we do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

∎	we do not deliver satisfactory documents to the depositary; or

∎	the depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets of the company.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the ordinary shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

Upon completion of this offering, the ordinary shares being offered pursuant to this prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the underwriters named in this prospectus.

After the closing of this offering, the depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by United States and England and Wales legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

∎	the ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

∎	all preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised;

∎	you are duly authorized to deposit the ordinary shares;

∎	the ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement);

∎	the ordinary shares presented for deposit have not been stripped of any rights or entitlements; and

∎	the deposit of shares does not violate any applicable provision of English law.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

∎	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

∎	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

∎	provide any transfer stamps required by the State of New York or the United States; and

∎	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Ordinary Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares held in respect of the ADSs may be limited by United States and England and Wales considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except as a result of:

∎	temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends;

∎	obligations to pay fees, taxes and similar charges;

∎	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit; and/or

∎	other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time).

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in “Description of Share Capital and Articles of Association—Articles of Association” in this prospectus.

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs. In lieu of distributing such materials, the depositary may distribute to holders of ADSs instructions on how to receive such materials upon request.

If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote (or cause the custodian to vote) the securities (in person or by proxy) represented by the holder’s ADSs as follows:

∎	If voting at the shareholders’ meeting is by show of hands: The depositary will vote (or cause the custodian to vote) all the securities represented by ADSs in accordance with the voting instructions received from a majority of the ADS holders who provided voting instructions; and

∎	If voting at the shareholders’ meeting is by poll: The depositary will vote (or cause the custodian to vote) the securities represented by ADSs in accordance with the voting instructions received from the holders of ADSs.

Securities for which no voting instructions have been received will not be voted (except as otherwise contemplated in the deposit agreement). Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

SERVICE	FEE
Issuance of ADSs (e.g., an issuance of ADS upon a deposit of ordinary shares or upon a change in the ADS(s)-to-ordinary shares ratio), excluding ADS issuances as a result of distributions of ordinary shares	Up to $0.05 per ADS issued

Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property or upon a change in the ADS(s)-to-ordinary shares ratio, or for any other reason)	Up to $0.05 per ADS cancelled

Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to $0.05 per ADS held

Distribution of ADSs pursuant to (i) share dividends or other free share distributions, or (ii) exercise of rights to purchase additional ADSs	Up to $0.05 per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to $0.05 per ADS held

ADS Services	Up to $0.05 per ADS held on the applicable record date(s) established by the depositary

As an ADS holder you will also be responsible to pay certain charges such as:

∎	taxes (including applicable interest and penalties) and other governmental charges;

∎	the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

∎	certain cable, telex and facsimile transmission and delivery expenses;

∎	the expenses and charges incurred by the depositary in the conversion of foreign currency;

∎	the fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and

∎	the fees and expenses incurred by the depositary, the custodian or any nominee in connection with the servicing or delivery of deposited property.

ADS fees and charges payable upon (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person to whom the ADSs are issued (in the case of ADS issuances) and to the person whose ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain of the depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

Termination

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Transmission of Notices, Reports and Proxy Soliciting Material

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. Subject to the terms of the deposit agreement, the depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

∎	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

∎	The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and without negligence and in accordance with the terms of the deposit agreement.

∎	The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

∎	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

∎	We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our Articles of Association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

∎	We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our Articles of Association or in any provisions of or governing the securities on deposit.

∎	We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

∎	We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

∎	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

∎	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

∎	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary bank and you as ADS holder.

Nothing in the deposit agreement precludes Citibank (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates Citibank to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

Pre-Release Transactions

Subject to the terms and conditions of the deposit agreement, the depositary may issue to broker/dealers ADSs before receiving a deposit of ordinary shares or release ordinary shares to broker/dealers before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions,” and are entered into between the depositary and the applicable broker/dealer. The deposit agreement limits the aggregate size of pre-release transactions (not to exceed 30% of the ordinary shares on deposit in the aggregate) and imposes a number of conditions on such transactions (e.g., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

∎	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

∎	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

∎	Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial

The deposit agreement and the ADRs will be interpreted in accordance with the laws of the State of New York. The rights of holders of ordinary shares (including ordinary shares represented by ADSs) is governed by the laws of England and Wales.

AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT OR THE ADRs AGAINST US AND/OR THE DEPOSITARY.

SHARES AND ADSs ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares or ADSs. Upon completion of this offering, we will have 28,100,714 ordinary shares outstanding, which includes the issuance of 5,360,000 ADSs representing 5,360,000 ordinary shares. Future sales of ADSs in the public market after this offering, and the availability of ADSs for future sale, could adversely affect the market price of the ADSs prevailing from time to time. Some of our ordinary shares are subject to contractual and legal restrictions on resale as described below. There may be sales of substantial amounts of our ADSs or ordinary shares in the public market after such restrictions lapse, which could adversely affect prevailing market prices of our ADSs.

We expect 5,360,000 ADSs, or 6,164,000 ADSs if the underwriters exercise in full their option to purchase additional ADSs, sold in this offering will be freely transferable without restriction, except for any shares purchased pursuant to the directed share program or by one or more of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. We expect the remaining 22,740,714 ADSs will be subject to the contractual 180-day lock-up period described below. This may adversely affect the prevailing market price of our ADSs and our ability to raise equity capital in the future.

Rule 144

In general, persons who have beneficially owned restricted ordinary shares for at least six months, and any affiliate of the company who owns either restricted or unrestricted securities, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

∎	the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

∎	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

∎	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

∎	1% of the number of ordinary shares then outstanding, which will equal approximately 281,000 shares immediately after the closing of this offering; or

∎	the average weekly trading volume of our ordinary shares in the form of ADSs on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six-month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and in the section of this prospectus titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus delivery requirements of the Securities Act.

Lock-up Agreements

All of our directors, executive officers and the holders of substantially all of our ordinary shares have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs, ordinary shares or such other securities for a period of 180 days after the date of this prospectus, without the prior written consent of Jefferies LLC and Leerink Partners LLC. Additionally, each person buying ADSs through the directed share program will be subject to a 180-day lock-up period with respect to these ADSs. See “Underwriting.”

MATERIAL INCOME TAX CONSIDERATIONS

The following summary contains a description of material U.K. and U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares or ADSs. This summary should not be considered a comprehensive description of all the tax considerations that may be relevant to the decision to acquire ADSs in this offering.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ordinary shares or ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire securities. This discussion applies only to a U.S. Holder that holds our ordinary shares or ADSs as a capital asset for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax consequences, estate tax consequences, alternative minimum tax consequences, the potential application of the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

∎	banks, insurance companies, and certain other financial institutions;

∎	U.S. expatriates and certain former citizens or long-term residents of the United States;

∎	dealers or traders in securities who use a mark-to-market method of tax accounting;

∎	persons holding ordinary shares or ADSs as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to ordinary shares or ADSs;

∎	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

∎	brokers, dealers or traders in securities, commodities or currencies;

∎	tax-exempt entities or government organizations;

∎	S corporations, partnerships, or other entities or arrangements classified as partnerships for U.S. federal income tax purposes;

∎	regulated investment companies or real estate investment trusts;

∎	persons who acquired our ordinary shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation;

∎	persons that own or are deemed to own ten percent or more of our voting shares; and

∎	persons holding our ordinary shares or ADSs in connection with a trade or business, permanent establishment, or fixed base outside the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares or ADSs and partners in such partnerships are encouraged to consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of ordinary shares or ADSs.

The discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury Regulations, and the income tax treaty between the United Kingdom and the United States, or the Treaty, all as of the date hereof, changes to any of which may affect the tax consequences described herein—possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares or ADSs who is eligible for the benefits of the Treaty and is:

(i)	a citizen or individual resident of the United States;

(ii)	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

(iii)	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

(iv)	a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.

U.S. Holders are encouraged to consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of ordinary shares or ADSs in their particular circumstances.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Generally, a holder of an ADS should be treated for U.S. federal income tax purposes as holding the ordinary shares represented by the ADS. Accordingly, no gain or loss will be recognized upon an exchange of ADSs for ordinary shares. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security. Accordingly the creditability of foreign taxes, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of the underlying ordinary shares.

Passive Foreign Investment Company Rules

If we are classified as a PFIC in any taxable year, a U.S. Holder will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:

∎	at least 75% of its gross income is passive income (such as interest income); or

∎	at least 50% of its gross assets (determined on the basis of a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation, the equity of which we own, directly or indirectly, 25% or more (by value).

Based on our estimates of expected gross assets and income for the current taxable year, we believe that it is more likely than not that we were not a PFIC for our taxable year ended December 31, 2016 and we believe that it is more likely than not that we will not be classified as a PFIC for the year ending December 31, 2017. However, there can be no assurance that we will not be classified as a PFIC for the current taxable year or any prior or future taxable year. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation.

A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change from year to year. The total value of our assets for purposes of the asset test generally will be calculated using the market price of the ordinary shares or ADSs, which may fluctuate considerably. Fluctuations in the market price of the ordinary shares or ADSs may result in our being a PFIC for any taxable year. Because of the uncertainties involved in establishing our PFIC status, our United States tax counsel expresses no opinion regarding our PFIC status.

If we are classified as a PFIC in any year with respect to which a U.S. Holder owns the ordinary shares or ADSs, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the ordinary shares or ADSs, regardless of whether we continue to meet the tests described above unless (i) we cease to be a PFIC and the U.S. Holder has made a “deemed sale” election under the PFIC rules, or (ii) the U.S. Holder makes a “QEF Election” (defined below), with respect to all taxable years during such U.S. Holder’s holding period in which we are a PFIC. If the “deemed sale” election is made, a U.S. Holder will be deemed to have sold the ordinary shares or ADSs the U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s ordinary shares or ADSs with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the ordinary shares or ADSs. U.S. Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if such election becomes available.

For each taxable year we are treated as a PFIC with respect to U.S. Holders, U.S. Holders will be subject to special tax rules with respect to any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including a pledge) of ordinary shares or ADSs, unless (i) such U.S. Holder makes a QEF Election or (ii) our ordinary shares or ADSs constitute “marketable“ securities, and such U.S. Holder makes a mark-to-market election as discussed below. Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares or ADSs will be treated as an excess distribution. Under these special tax rules:

∎	the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the ordinary shares or ADSs;

∎	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

∎	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares or ADSs cannot be treated as capital, even if a U.S. Holder holds the ordinary shares or ADSs as capital assets.

If we are a PFIC, a U.S. Holder will generally be subject to similar rules with respect to distributions we receive from, and our dispositions of the stock of, any of our direct or indirect subsidiaries that also are PFICs, as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to our subsidiaries.

U.S. Holders can avoid the interest charge on excess distributions or gain relating to the ordinary shares or ADSs by making a mark-to-market election with respect to the ordinary shares or ADSs, provided that the ordinary shares or ADSs are “marketable.” Ordinary shares or ADSs will be marketable if they are “regularly traded” on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, the ordinary shares or ADSs will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Our ADSs will be listed on NASDAQ, which is a qualified exchange for these purposes. Consequently, if our ADSs remain listed on NASDAQ and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to U.S. Holders if we are a PFIC. Each U.S. Holder should consult its tax advisor as to the whether a mark-to-market election is available or advisable with respect to the ordinary shares or ADSs.

A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of the ordinary shares or ADSs at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the ordinary shares or ADSs. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in the ordinary shares or ADSs over the fair market value of the ordinary shares or ADSs at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the ordinary shares or ADSs will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Once made, the election cannot be revoked without the consent of the Internal Revenue Service, or the IRS, unless the ordinary shares or ADSs cease to be marketable.

However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our ordinary shares or ADSs, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of our investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, a U.S. Holder can make an election, if we provide the necessary information, to treat us and each lower-tier PFIC as a qualified electing fund, or a QEF Election, in the first taxable year we (and our relevant subsidiaries) are treated as a PFIC with respect to the U.S. Holder. If such election remains in place while we and any lower-tier PFIC subsidiaries are PFICs, we and our subsidiaries will not be treated as PFICs with respect to such U.S. Holder. A U.S. Holder must make the QEF Election for us and for each of our subsidiaries that is a PFIC by attaching a separate properly completed IRS Form 8621 for each such PFIC to the U.S. Holder’s timely filed U.S. federal income tax return. We intend to make the company’s annual PFIC determination available on our website. Should we determine that we are a PFIC, we intend to provide the information necessary for a U.S. Holder to make a QEF Election with respect to us and to cause each lower-tier PFIC which we control to provide such information with respect to such lower-tier PFIC.

If a U.S. Holder makes a QEF Election with respect to a PFIC, the U.S. Holder will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC. If a U.S. Holder makes a QEF Election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. Holder’s income under the QEF Election would not be taxable to the holder. A U.S. Holder will increase its tax basis in its ordinary shares or ADSs by an amount equal to any income included under the QEF Election and will decrease its tax basis by any amount distributed on the ordinary shares or ADSs that is not included in the holder’s income. In addition, a U.S. Holder will recognize capital gain or loss on the disposition of ordinary shares or ADSs in an amount equal to the difference between the amount realized and the holder’s adjusted tax basis in the ordinary shares or ADSs. U.S. Holders should note that if they make QEF Elections with respect to us and lower-tier PFICs, they may be required to pay U.S. federal income tax with respect to their ordinary shares or ADSs for any taxable year significantly in excess of any cash distributions (which may be zero) received on the ordinary shares or ADSs for such taxable year. U.S. Holders should consult their tax advisors regarding making QEF Elections in their particular circumstances.

Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. A U.S. Holder’s failure to file the annual report will cause the statute of limitations for such U.S. Holder’s U.S. federal income tax return to remain open with regard to the items required to be included in such report until three years after the U.S. Holder files the annual report, and, unless such failure is due to reasonable cause and not willful neglect, the statute of limitations for the U.S. Holder’s entire U.S. federal income tax return will remain open during such period. U.S. Holders should consult their tax advisors regarding the requirements of filing such information returns under these rules.

Taxation of Distributions

Subject to the discussion above under “Passive Foreign Investment Company Rules,” distributions paid on ordinary shares or ADSs, other than certain pro rata distributions of ordinary shares or ADSs, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we may not calculate our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at preferential rates applicable to “qualified dividend income.” However, the qualified dividend income treatment may not apply if we are treated as a PFIC with respect to the U.S. Holder. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will generally be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Such gain or loss would generally be treated as U.S.-source ordinary income or loss. The amount of any distribution of property other than cash (and other than certain pro rata distributions of ordinary shares or ADSs or rights to acquire ordinary shares or ADSs) will be the fair market value of such property on the date of distribution.

For foreign tax credit limitation purposes, our dividends will generally be treated as passive category income. Because no U.K. income taxes will be withheld from dividends on ordinary shares or ADSs, there will be no creditable foreign taxes associated with any dividends that a U.S. Holder will receive. The rules governing foreign tax credits are complex and U.S. Holders should therefore consult their tax advisers regarding the effect of the receipt of dividends for foreign tax credit limitation purposes.

Sale or Other Taxable Disposition of Ordinary Shares and ADSs

Subject to the discussion above under “Passive Foreign Investment Company Rules,” gain or loss realized on the sale or other taxable disposition of ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

If the consideration received by a U.S. Holder is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if the ordinary shares or ADSs are treated as traded on an “established securities market” and you are either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), you will determine the U.S. dollar value of the amount realized in a non-U.S. dollar currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If you are an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, you will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date.

WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT OF OUR PFIC STATUS ON YOUR INVESTMENT IN THE ORDINARY SHARES OR ADSs AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE ORDINARY SHARES OR ADSs.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and, under regulations, certain entities) may be required to report information relating to the ordinary shares or ADSs, subject to certain exceptions (including an exception for ordinary shares or ADSs held in accounts maintained by certain U.S. financial institutions). Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to their ownership and disposition of the ordinary shares or ADSs.

U.K. Taxation

The following is intended as a general guide to current U.K. tax law and HM Revenue & Customs, or HMRC, published practice applying as at the date of this prospectus (both of which are subject to change at any time, possibly with retrospective effect) relating to the holding of ADSs. It does not constitute legal or tax advice and does not purport to be a complete analysis of all U.K. tax considerations relating to the holding of ADSs, or all of the circumstances in which holders of ADSs may benefit from an exemption or relief from U.K. taxation. It is written on the basis that the company is and remains solely resident in the U.K. for tax purposes and will therefore be subject to the U.K. tax regime and not the U.S. tax regime save as set out above under “Material U.S. Federal Income Tax Considerations for U.S. Holders.”

Except to the extent that the position of non-U.K. resident persons is expressly referred to, this guide relates only to persons who are resident for tax purposes solely in the U.K. and do not have a permanent establishment or fixed base in any other jurisdiction with which the holding of the ADSs is connected, or U.K. Holders, who are absolute beneficial owners of the ADSs (and do not hold the ADSs through an Individual Savings Account or a Self-Invested Personal Pension) and any dividends paid in respect of the ADSs or underlying ordinary shares (where the dividends are regarded for U.K. tax purposes as that person’s own income). It is assumed that for the purposes of this guide that a holder of an ADS is the beneficial owner of the underlying ordinary share for U.K. direct tax purposes.

This guide may not relate to certain classes of U.K. Holders, such as (but not limited to):

∎	persons who are connected with the company;

∎	financial institutions;

∎	insurance companies;

∎	charities or tax-exempt organizations;

∎	collective investment schemes;

∎	pension schemes;

∎	brokers or dealers in securities or persons who hold ADSs otherwise than as an investment;

∎	persons who have (or are deemed to have) acquired their ADSs by virtue of an office or employment or who are or have been officers or employees of the company or any of its affiliates; and

∎	individuals who are subject to U.K. taxation on a remittance basis.

THESE PARAGRAPHS ARE A SUMMARY OF CERTAIN U.K. TAX CONSIDERATIONS AND ARE INTENDED AS A GENERAL GUIDE ONLY. IT IS RECOMMENDED THAT ALL HOLDERS OF ADSs OBTAIN ADVICE AS TO THE CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ADSs IN THEIR OWN PARTICULAR CIRCUMSTANCES FROM THEIR OWN TAX ADVISORS. IN PARTICULAR, NON-U.K. RESIDENT OR DOMICILED PERSONS ARE ADVISED TO CONSIDER THE POTENTIAL IMPACT OF ANY RELEVANT DOUBLE TAXATION AGREEMENTS.

Dividends

Withholding Tax

Dividends paid by the company will not be subject to any withholding or deduction for or on account of U.K. tax.

Income Tax

An individual U.K. Holder may, depending on his or her particular circumstances, be subject to U.K. tax on dividends received from the company. An individual holder of ADSs who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. income tax on dividends received from the company unless he or she carries on (whether solely or in partnership) a trade, profession or vocation in the U.K. through a permanent establishment to which the ADSs are attributable.

Dividend income is treated as the top slice of the total income chargeable to U.K. income tax. An individual U.K. Holder who receives a dividend in the 2017/2018 tax year will be entitled to a tax-free allowance of £5,000. Dividend income in excess of this tax-free allowance will be charged at 7.5% for basic rate taxpayers, 32.5% for higher rate taxpayers, and 38.1% for additional rate taxpayers.

Finance Bill 2017, or the Bill, as published on September 8, 2017, contained a provision reducing the current £5,000 limit in respect of the tax-free allowance to £2,000 from April 2018. The Bill is expected to become law later this year, although it is possible that this provision will either be amended or will not be retained in the resulting Finance Act.

Corporation Tax

A corporate holder of ADSs who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. corporation tax on dividends received from the company unless it carries on (whether solely or in partnership) a trade in the United Kingdom through a permanent establishment to which the ADSs are attributable.

Corporate U.K. Holders should not be subject to U.K. corporation tax on any dividend received from the company so long as the dividends qualify for exemption, which should be the case, although certain conditions must be met. If the conditions for the exemption are not satisfied, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the amount of any dividends (at the main rate of 19% in 2017/18).

Chargeable Gains

A disposal or deemed disposal of ADSs by a U.K. Holder may, depending on the U.K. Holder’s circumstances and subject to any available exemptions or reliefs (such as the annual exemption), give rise to a chargeable gain or an allowable loss for the purposes of U.K. capital gains tax and corporation tax on chargeable gains.

If an individual U.K. Holder who is subject to U.K. income tax at either the higher or the additional rate is liable to U.K. capital gains tax on the disposal of ADSs, the applicable rate will be 20% (2017/18). For an individual U.K. Holder who is subject to U.K. income tax at the basic rate and liable to U.K. capital gains tax on such disposal, the applicable rate would be 10% (2017/18), save to the extent that any capital gains exceed the unused basic rate tax band. In that case, the rate applicable to the excess would be 20% (2017/18).

If a corporate U.K. Holder becomes liable to U.K. corporation tax on the disposal of ADSs, the main rate of U.K. corporation tax (currently 19%) would apply. An indexation allowance may be available to such a holder to give an additional deduction based on the indexation of its base cost in the shares by reference to U.K. retail price inflation over its holding period. An indexation allowance can only reduce a gain on a future disposal, and cannot create a loss.

A holder of ADSs which is not resident for tax purposes in the U.K. should not normally be liable to U.K. capital gains tax or corporation tax on chargeable gains on a disposal of ADSs. However, an individual holder of ADSs who has ceased to be resident for tax purposes in the U.K. for a period of less than five years and who disposes of ADSs during that period may be liable on his or her return to the United Kingdom to U.K. tax on any capital gain realized (subject to any available exemption or relief).

Stamp Duty and Stamp Duty Reserve Tax

The discussion below relates to the holders of our ordinary shares or ADSs wherever resident.

Issue of Ordinary Shares

No U.K. stamp duty or stamp duty reserve tax, or SDRT, is payable on the issue of the underlying ordinary shares in the company.

Transfers of Ordinary Shares

An unconditional agreement to transfer ordinary shares will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer. The purchaser of the shares is liable for the SDRT. Transfers of ordinary shares in certificated form are generally also subject to stamp duty at the rate of 0.5% of the amount or value of the consideration given for the transfer (rounded up to the next £5.00). Stamp duty is normally paid by the purchaser. The charge to SDRT will be cancelled or, if already paid, repaid (generally with interest), where a transfer instrument has been duly stamped within six years of the charge arising.

An unconditional agreement to transfer ordinary shares to, or to a nominee or agent for, a person whose business is or includes the issue of depositary receipts or the provision of clearance services will generally be subject to SDRT (and, where the transfer is effected by a written instrument, stamp duty) at a higher rate of 1.5% of the amount or value of the consideration given for the transfer unless the clearance service has made and maintained an election under section 97A of the U.K. Finance Act 1986, or a section 97A election. It is understood that HMRC regards the facilities of DTC as a clearance service for these purposes and we are not aware of any section 97A election having been made by the DTC.

Based on current published HMRC practice following recent case law, no SDRT is generally payable where the transfer of ordinary shares to a clearance service or depositary receipt system outside the European Union is an integral part of an issue of share capital.

Any stamp duty or SDRT payable on a transfer of ordinary shares to a depositary receipt system or clearance service will in practice generally be paid by the participants in the clearance service or depositary receipt system.

Transfers of ADSs

No U.K. stamp duty will in practice be payable on a written instrument transferring an ADS provided that the instrument of transfer is executed and remains at all times outside the United Kingdom. Where these conditions are not met, the transfer of, or agreement to transfer, an ADS could, depending on the circumstances, attract a charge to U.K. stamp duty at the rate of 0.5% of the value of the consideration.

No SDRT will be payable in respect of agreement to transfer an ADS.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated                 , among us and Jefferies LLC, 520 Madison Avenue, New York, New York 10022, Leerink Partners LLC, 299 Park Avenue, 21st Floor, New York, New York 10171, and BMO Capital Markets Corp., 3 Times Square, 26th Floor, New York, New York 10036, as the representatives of the underwriters named below and the joint book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of ADSs shown opposite its name below:

UNDERWRITER	NUMBER OF ADSs
Jefferies LLC
Leerink Partners LLC
BMO Capital Markets Corp.
Wedbush Securities Inc.
Chardan Capital Markets

Total	5,360,000

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the ADSs if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the ADSs as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the ADSs, that you will be able to sell any of the ADSs held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Commission and Expenses

The underwriters have advised us that they propose to offer the ADSs to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $        per ADS. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $        per ADS to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

	PER ADS		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL ADSs	WITH OPTION TO PURCHASE ADDITIONAL ADSs	WITHOUT OPTION TO PURCHASE ADDITIONAL ADSs	WITH OPTION TO PURCHASE ADDITIONAL ADSs
Public offering price	$	$	$	$
Underwriting discounts and commissions	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $3.3 million. We have also agreed to reimburse the underwriters for an aggregate of up to $35,000 for certain of their offering expenses, including counsel fees and expenses in connection with the clearance of this offering with the Financial Industry Regulatory Authority, or FINRA. In accordance with FINRA Rule 5110, these reimbursed expenses are deemed underwriting compensation for this offering.

Determination of Offering Price

Prior to this offering, there has not been a public market for our ADSs. Consequently, the initial public offering price for our ADSs will be determined by negotiations between us and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which our ADSs will trade in the public market subsequent to the offering or that an active trading market for our ADSs will develop and continue after the offering.

Listing

We have applied to list our ADSs on the NASDAQ Global Market under the trading symbol “NITE.”

Stamp Taxes

If you purchase ADSs offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Option to Purchase Additional ADSs

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 804,000 ADSs from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional ADSs proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more ADSs than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our officers, directors and holders of all of our outstanding ADSs, ordinary shares and other securities have agreed, subject to specified exceptions, not to directly or indirectly:

∎	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act;

∎	otherwise dispose of any ADSs or ordinary shares, options or warrants to acquire ADSs or ordinary shares, or securities exchangeable or exercisable for or convertible into ADSs or ordinary shares currently or hereafter owned either of record or beneficially; or

∎	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies LLC and Leerink Partners LLC.

This restriction terminates after the close of trading of our ADSs on and including the 180th day after the date of this prospectus.

Jefferies LLC and Leerink Partners LLC may, in their sole discretion and at any time or from time to time before the termination of the 180-day period, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of ADSs or ordinary shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of our ADSs at a level above that which might otherwise prevail in the open market. Establishing short sale positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing our ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the option to purchase additional ADSs.

“Naked” short sales are sales in excess of the option to purchase additional ADSs. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of ADSs on behalf of the underwriters for the purpose of fixing or maintaining the price of the ADSs. A syndicate covering transaction is the bid for or the purchase of ADSs on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the ADSs originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ADSs. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of ADSs for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

At our request, the underwriters have reserved 107,200 ADSs, or 2% of the ADSs being offered by this prospectus (excluding the ADSs that may be issued upon the underwriters’ exercise of their option to purchase additional ADSs), for sale at the initial public offering price to certain eligible directors, officers and employees and persons having business or other relationships with us and related persons through a directed share program. The number of our ADSs available for sale to the general public in the public offering will be reduced by the number of ADSs these individuals purchase. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered hereby. We have agreed to indemnify the underwriters conducting the directed share program against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the directed share program.

Other Activities and Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the ADSs offered hereby. Any such short positions could adversely affect future trading prices of the ADSs offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Certain of our existing investors, including investors affiliated with certain of our directors, have indicated an interest in purchasing up to an aggregate of $25.0 million in ADSs in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no ADSs in this offering to any of these investors, or any of these investors may determine to purchase more, fewer or no ADSs in this offering. ADSs purchased by certain existing investors may be subject to the lock-up agreements described above.

Disclaimers About Non-U.S. Jurisdictions

Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is

only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

A. You confirm and warrant that you are either:

∎	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

∎	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

∎	a person associated with the company under Section 708(12) of the Corporations Act; or

∎	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

B. You warrant and agree that you will not offer any of the shares issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, each referred to herein as a Relevant Member State, no offer of any securities which are the subject of the offering contemplated by this prospectus has been or will be made to the public in that Relevant Member State, except that with effect from and including the Relevant Implementation Date, an offer of such securities may be made to the public in that Relevant Member State:

∎	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

∎	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

∎	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ADSs shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, the “2010 PD Amending Directive”), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and our ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong, or the SFO, and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong, or the CO, or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the underwriters will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person as defined under Section 275(1), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

∎	a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

∎	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred for six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

∎	to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

∎	where no consideration is given for the transfer;

∎	where the transfer is by operation of law;

∎	as specified in Section 276(7) of the SFA; or

∎	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, referred to herein as the Order, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated. Each such person is referred to herein as a Relevant Person.

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents. Any investment or investment activity to which this prospectus relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of our ADSs is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Canada

(A) Resale Restrictions

The distribution of ADSs in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of our ADSs in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

(B) Representations of Canadian Purchasers

By purchasing ADSs in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

∎	the purchaser is entitled under applicable provincial securities laws to purchase our ADSs without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 Prospectus Exemptions,

∎	the purchaser is a “permitted client” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations,

∎	where required by law, the purchaser is purchasing as principal and not as agent, and

∎	the purchaser has reviewed the text above under Resale Restrictions.

(C) Conflicts of Interest

Canadian purchasers are hereby notified that each of the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

(D) Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

(E) Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

(F) Taxation and Eligibility for Investment

Canadian purchasers of ADSs should consult their own legal and tax advisors with respect to the tax consequences of an investment in our ADSs in their particular circumstances and about the eligibility of our ADSs for investment by the purchaser under relevant Canadian legislation.

EXPENSES OF THIS OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and commissions, which are expected to be incurred in connection with the sale of ADSs in this offering. With the exception of the registration fee payable to the SEC, the NASDAQ listing fee and the filing fee payable to FINRA, all amounts are estimates.

EXPENSE	AMOUNT
SEC registration fee	$10,717
NASDAQ listing fee	125,000
FINRA filing fee	14,369
Printing expenses	250,000
Legal fees and expenses	1,750,000
Accounting fees and expenses	1,000,000
Miscellaneous	149,914

Total	$3,300,000

LEGAL MATTERS

The validity of our ADSs and certain other matters of English law and U.S. federal law will be passed upon for us by Cooley LLP. Legal counsel to the underwriters in connection with this offering are Covington & Burling LLP.

EXPERTS

The consolidated financial statements of Nightstar Therapeutics plc as of December 31, 2015 and December 31, 2016 and for each of the two years in the period ended December 31, 2016, appearing in this prospectus and the registration statement, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The registered business address of Ernst & Young LLP is 1 More London Place, London, SE1 2AF, England.

SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES

We are incorporated and currently existing under the laws of England and Wales. In addition, certain of our directors and officers reside outside of the United States and most of the assets of our non-U.S. subsidiaries are located outside of the United States. As a result, it may be difficult for investors to effect service of process on us or those persons in the United States or to enforce in the United States judgments obtained in United States courts against us or those persons based on the civil liability or other provisions of the United States securities laws or other laws.

In addition, uncertainty exists as to whether the courts of England and Wales would:

∎	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liabilities provisions of the securities laws of the United States or any state in the United States; or

∎	entertain original actions brought in England and Wales against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by Cooley LLP that there is currently no treaty between (i) the United States and (ii) England and Wales providing for reciprocal recognition and enforcement of judgments of United States courts in civil and commercial matters (although the United States and the United Kingdom are both parties to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards) and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether predicated solely upon the United States securities laws, would not be automatically enforceable in England and Wales. We have also been advised by Cooley LLP that any final and conclusive monetary judgment for a definite sum obtained against us in United States courts would be treated by the courts of England and Wales as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that:

∎	the relevant U.S. court had jurisdiction over the original proceedings according to English conflicts of laws principles at the time when proceedings were initiated;

∎	England and Wales courts had jurisdiction over the matter on enforcement and we either submitted to such jurisdiction or were resident or carrying on business within such jurisdiction and were duly served with process;

∎	the U.S. judgment was final and conclusive on the merits in the sense of being final and unalterable in the court that pronounced it and being for a definite sum of money;

∎	the judgment given by the courts was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations (or otherwise based on a U.S. law that an English court considers to relate to a penal, revenue or other public law);

∎	the judgment was not procured by fraud;

∎	recognition or enforcement of the judgment in England and Wales would not be contrary to public policy or the Human Rights Act 1998;

∎	the proceedings pursuant to which judgment was obtained were not contrary to natural justice;

∎	the U.S. judgment was not arrived at by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damages sustained and not being otherwise in breach of Section 5 of the U.K. Protection of Trading Interests Act 1980, or is a judgment based on measures designated by the Secretary of State under Section 1 of that Act;

∎	there is not a prior decision of an English court or the court of another jurisdiction on the issues in question between the same parties; and

∎	the English enforcement proceedings were commenced within the limitation period.

Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the United States securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision.

Subject to the foregoing, investors may be able to enforce in England and Wales judgments in civil and commercial matters that have been obtained from U.S. federal or state courts. Nevertheless, we cannot assure you that those judgments will be recognized or enforceable in England and Wales.

If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose. These methods generally permit the English court discretion to prescribe the manner of enforcement. In addition, it may not be possible to obtain an English judgment or to enforce that judgment if the judgment debtor is or becomes subject to any insolvency or similar proceedings, or if the judgment debtor has any set-off or counterclaim against the judgment creditor. Also note that, in any enforcement proceedings, the judgment debtor may raise any counterclaim that could have been brought if the action had been originally brought in England unless the subject of the counterclaim was in issue and denied in the U.S. proceedings.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. A related registration statement on Form F-6 has been filed with the SEC to register the ADSs. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits and schedules for that information. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

You may review a copy of the registration statement, including exhibits and any schedule filed therewith, and obtain copies of such materials at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers, like us, that file electronically with the SEC.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Those reports may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We maintain a corporate website at www.nightstartx.com. Information contained in, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Nightstar Therapeutics plc

We have audited the accompanying consolidated balance sheets of Nightstar Therapeutics plc as of December 31, 2015 and 2016, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nightstar Therapeutics plc at December 31, 2015 and 2016, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Cambridge, England

September 15, 2017

NIGHTSTAR THERAPEUTICS PLC

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	DECEMBER 31,		JUNE 30, 2017
	2015	2016
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$10,676	$10,122	$69,584
Prepaid expenses and other assets	3,143	4,110	6,515

Total current assets	13,819	14,232	76,099
Property and equipment, net	253	363	342

Total assets	$14,072	$14,595	$76,441

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$1,017	$1,229	$3,024
Accrued expenses and other liabilities	1,953	4,322	6,691

Total current liabilities	2,970	5,551	9,715

Total liabilities	2,970	5,551	9,715

Commitments and contingencies (see Note 11)
Shareholders’ equity:
Ordinary shares, £0.01 nominal value; 70,000,000 shares authorized as of December 31, 2015 and 2016 and 75,000,000 shares authorized as of June 30, 2017 (unaudited); 17,615,936, 25,871,559 and 45,796,210 shares issued and outstanding at December 31, 2015 and 2016 and June 30, 2017 (unaudited), respectively	—	—	1
Additional paid-in capital	31,953	43,478	107,130
Accumulated other comprehensive loss	(713)	(2,098)	(376)
Accumulated deficit	(20,138)	(32,336)	(40,029)

Total shareholders’ equity	11,102	9,044	66,726

Total liabilities and shareholders’ equity	$14,072	$14,595	$76,441

The accompanying notes are an integral part of these consolidated financial statements.

NIGHTSTAR THERAPEUTICS PLC

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except share and per share amounts)

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2015	2016	2016	2017
			(unaudited)
Operating expenses:
Research and development	$7,175	$10,165	$5,103	$6,292
General and administrative	2,149	2,055	812	1,407

Total operating expenses	9,324	12,220	5,915	7,699

Other income (expense):
Interest income	9	22	21	6
Change in fair value of tranche obligations	(4,333)	—	—	—

Total other income (expense), net	(4,324)	22	21	6

Net loss	(13,648)	(12,198)	(5,894)	(7,693)

Other comprehensive loss:
Foreign exchange translation adjustment	(541)	(1,385)	(714)	1,722

Total comprehensive loss	(14,189)	(13,583)	(6,608)	(5,971)

Basic and diluted net loss per ordinary share	$(1.24)	$(0.69)	$(0.37)	$(0.33)

Weighted average basic and diluted ordinary shares	10,986,525	17,803,345	16,064,348	23,336,054

The accompanying notes are an integral part of these consolidated financial statements.

NIGHTSTAR THERAPEUTICS PLC

Consolidated Statements of Shareholders’ Equity

(In thousands, except share amounts)

	ORDINARY SHARES		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED OTHER COMPREHENSIVE LOSS	ACCUMULATED DEFICIT	TOTAL
	SHARES	AMOUNT
Balance at January 1, 2015	11,008,273	$—	$9,666	$(172)	$(6,490)	$3,004
Issuance of ordinary shares, net of issuance costs of $139	6,225,139	—	13,959	—	—	13,959
Issuance of restricted share awards	382,524	—	—	—	—	—
Share-based compensation expense	—	—	112	—	—	112
Foreign currency translation adjustment	—	—	—	(541)	—	(541)
Reclassification of tranche obligation liability to additional paid-in capital (see Note 7)	—	—	8,216	—	—	8,216
Net loss	—	—	—	—	(13,648)	(13,648)

Balance at December 31, 2015	17,615,936	—	31,953	(713)	(20,138)	11,102
Issuance of ordinary shares	6,605,103	—	11,317	—	—	11,317
Issuance of restricted share awards	1,650,520	—	—	—	—	—
Share-based compensation expense	—	—	208	—	—	208
Foreign currency translation adjustment	—	—	—	(1,385)	—	(1,385)
Net loss	—	—	—	—	(12,198)	(12,198)

Balance at December 31, 2016	25,871,559	—	43,478	(2,098)	(32,336)	9,044
Issuance of ordinary shares	19,274,151	1	63,417	—	—	63,418
Issuance of restricted share awards	650,500	—	—	—	—	—
Share-based compensation expense	—	—	235	—	—	235
Foreign currency translation adjustment	—	—	—	1,722	—	1,722
Net loss	—	—	—	—	(7,693)	(7,693)

Balance at June 30, 2017 (unaudited)	45,796,210	$1	$107,130	$(376)	$(40,029)	$66,726

The accompanying notes are an integral part of these consolidated financial statements.

NIGHTSTAR THERAPEUTICS PLC

Consolidated Statements of Cash Flows

(In thousands, except share amounts)

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2015	2016	2016	2017
			(unaudited)
Cash flows from operating activities:
Net loss	$(13,648)	$(12,198)	$(5,894)	$(7,693)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	40	138	51	95
Non-cash share-based compensation	112	208	53	235
Change in fair value of tranche obligation liability	4,333	—	—	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(2,522)	(1,643)	(1,735)	(1,484)
Accounts payable	384	419	91	1,702
Accrued expenses and other liabilities	1,596	2,959	1,531	1,443

Net cash used in operating activities	(9,705)	(10,117)	(5,903)	(5,702)

Cash flows from investing activities:
Purchases of property and equipment	(289)	(306)	(186)	(55)

Net cash used in investing activities	(289)	(306)	(186)	(55)

Cash flows from financing activities:
Proceeds of issuance of ordinary shares, net of issuance costs	13,959	11,317	—	63,418

Net cash provided by financing activities	13,959	11,317	—	63,418

Effect of exchange rate changes on cash and cash equivalents	(451)	(1,448)	(661)	1,801
Net increase (decrease) in cash and cash equivalents	3,514	(554)	(6,750)	59,462
Cash and cash equivalents, beginning of period	7,162	10,676	10,676	10,122

Cash and cash equivalents, end of period	$10,676	$10,122	$3,926	$69,584

Supplemental non-cash activities:
Reclassification of tranche obligation liability to additional paid-in capital	$8,216	$—	$—	$—

Deferred issuance costs included in accrued expenses	$—	$—	$—	$674

The accompanying notes are an integral part of these consolidated financial statements.

NIGHTSTAR THERAPEUTICS PLC

Notes to Consolidated Financial Statements

1. Nature of the Business

Nightstar Therapeutics plc is a public limited company incorporated in England and Wales. On September 11, 2017, the Company completed the first step of a corporate reorganization, pursuant to which the shareholders of NightstaRx Limited, a private company originally incorporated under the laws of England and Wales in May 2013 as NewIncCo 1242 Limited which subsequently changed its name to NightstaRx Limited in January 2014 (“NightstaRx”), exchanged each of the ordinary shares held by them for the same number and class of newly issued ordinary shares of Nightstar Therapeutics Limited. As a result, NightstaRx became a wholly owned subsidiary of Nightstar Therapeutics Limited, a holding company incorporated on July 6, 2017 with nominal assets and liabilities, which has not conducted any operations prior to this offering other than the aforementioned share exchange and other actions incidental to the exchange and its incorporation. On September 15, 2017, as the second step of the corporate reorganization, Nightstar Therapeutics Limited re-registered as a public limited company and its name was changed from Nightstar Therapeutics Limited to Nightstar Therapeutics plc.

Nightstar Therapeutics plc is a continuation of NightstaRx and its subsidiaries, and the corporate reorganization has been accounted for as a combination of entities under common control. As the corporate reorganization was completed prior to the effective date of the registration statement of which this prospectus is a part, the corporate reorganization has been given retrospective effect in these financial statements and such financial statements represent the financial statements of Nightstar Therapeutics plc. In connection with the corporate reorganization, outstanding restricted share awards of NightstaRx were exchanged for share awards of Nightstar Therapeutics plc with identical restrictions.

The accompanying consolidated financial statements include those of Nightstar Therapeutics plc, NightstaRx and its U.S. subsidiary, Nightstar Inc., which was formed in 2016. For purposes of the disclosures below, unless otherwise indicated or the context otherwise requires, references to “the Company” relate to the consolidated financial statements of NightstaRx and its wholly owned U.S. subsidiary, Nightstar Inc., prior to the corporate reorganization and the newly formed Nightstar Therapeutics plc and its subsidiaries after the completion of the corporate reorganization.

The Company is a leading clinical-stage gene therapy company focused on developing and commercializing novel one-time treatments for patients suffering from rare inherited retinal diseases that would otherwise progress to blindness. The Company is developing a pipeline of proprietary product candidates that are designed to substantially modify or halt the progression of inherited retinal diseases for which there are no currently approved treatments. The Company’s lead product candidate, NSR-REP1, for the treatment of choroideremia (“CHM”), is entering Phase 3 clinical development in the first half of 2018. The Company is also conducting a Phase 1/2 clinical trial with its second product candidate, NSR-RPGR, for the treatment of X-linked retinitis pigmentosa. The Company’s third product candidate, NSR-BEST1, is in preclinical development for the treatment of Best vitelliform macular dystrophy.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including preclinical and clinical testing and regulatory approval, prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize revenue from its product sales.

The Company has funded its operations primarily with proceeds from the sale of its ordinary shares. The Company has incurred recurring losses since its inception, including net losses of $13.6 million and $12.2 million for the years ended December 31, 2015 and 2016 respectively and $7.7 million for the six months ended June 30, 2017 (unaudited). In addition, as of December 31, 2015 and 2016 and June 30, 2017 (unaudited), the Company had an accumulated deficit of $20.1 million, $32.3 million, and $40.0 million, respectively. The Company expects to continue to generate operating losses for the foreseeable future. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations. The Company’s inability to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies. There can be no assurances, however, that the current operating plan will be achieved or that additional funding will be available on terms acceptable to the Company, or at all.

In June 2017, the Company issued an aggregate of 19,274,151 Class A ordinary shares for gross proceeds of $63.8 million. The Company believes the cash on hand at June 30, 2017 (unaudited) of $69.6 million will be sufficient to fund the Company’s operations for at least 12 months from the issuance date of these financial statements.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include those of the Company, NightstaRx, and its U.S. subsidiary, Nightstar Inc., and have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany accounts and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting periods. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the accrual for research and development expenses, the fair value of ordinary shares, the valuation of tranche obligations, share-based compensation and income taxes. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ materially from those estimates.

Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of June 30, 2017, the consolidated statement of operations and comprehensive loss and statement of cash flows for the six months ended June 30, 2016 and 2017, and the consolidated statement of shareholders’ equity for the six months ended June 30, 2017 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2017 and the results of its operations and its cash flows for the six months ended June 30, 2016 and 2017. The financial data and other information disclosed in these notes related to the six months ended June 30, 2016 and 2017 are also unaudited. The results for the six months ended June 30, 2017 are not necessarily indicative of results to be expected for the year ending December 31, 2017, any other interim periods, or any future year or period.

Cash and Cash Equivalents

The Company considers all highly liquid investments that have maturities of three months or less when acquired to be cash equivalents. Cash equivalents as of December 31, 2015 and 2016 and June 30, 2017 (unaudited) consisted primarily of money market funds.

Fair Value Measurements

Certain assets of the Company are carried at fair value under U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

∎	Level 1—Quoted prices in active markets for identical assets or liabilities.

∎	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

∎	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques

The Company’s tranche obligation liability (see Note 7) is carried at fair value, determined according to the fair value hierarchy described above (see Note 3). Management believes that the carrying amounts of the Company’s consolidated financial instruments, including cash equivalents, prepaid expenses, accounts payable and accrued expenses approximate fair value due to the short-term nature of those instruments.

Property and Equipment

Property and equipment are recorded at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the respective assets. As of December 31, 2015 and 2016 and June 30, 2017 (unaudited), the Company’s property and equipment consisted of lab equipment, computer equipment and office equipment, which has an estimated useful life of three years. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the consolidated statement of operations and other comprehensive loss. Expenditures for repairs and maintenance are charged to expense as incurred.

The Company evaluates assets for potential impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Recoverability is measured by comparing the book values of the assets to the expected future net undiscounted cash flows that the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the book values of the assets exceed their fair value. The Company has not recognized any impairment losses from inception through June 30, 2017 (unaudited).

Deferred Issuance Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred issuance costs until such financings are consummated. After consummation of the equity financing, these costs are recorded in shareholders’ equity as a reduction of proceeds generated because of the offering. Should the planned equity financing be abandoned, the deferred issuance costs will be expensed immediately as a charge to operating expenses in the consolidated statement of operations and comprehensive loss (see Note 7). There were no deferred issuance costs capitalized at December 31, 2015 and 2016. As of June 30, 2017 (unaudited), the Company had capitalized $674,000 of deferred issuance costs, which are included in other assets on the consolidated balance sheet.

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company and the Company’s chief operating decision maker, the Company’s Chief Executive Officer, views the Company’s operations and manages its business as a single operating segment, which is the business of developing and commercializing gene therapies; however, the Company operates in two geographic regions: United Kingdom and United States.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries, share-based compensation and benefits, depreciation expense, travel, third-party license fees, and external costs of outside vendors engaged to conduct clinical development activities, clinical trials, cost to manufacture clinical trial materials and tax credits associated with research and development activities.

Research Contract Costs and Accruals

The Company has entered into various research and development-related contracts with research institutions and other companies. These agreements are generally cancelable, and related payments are recorded as research and development expenses as incurred. The Company records accruals for estimated ongoing research costs. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the studies or clinical trials, including the phase or completion of events, invoices received and contracted costs. Estimates are made in determining the accrued balances at the end of any reporting period. Actual results could differ from the Company’s estimates. The Company’s historical accrual estimates have not been materially different from the actual costs.

Patent Costs

The Company expenses patent application and related legal costs as incurred and classifies such costs as general and administrative expenses in the accompanying consolidated statements of operations and comprehensive loss.

Share-Based Compensation

The Company recognizes compensation expense for equity awards based on the grant date fair value of the award. For equity awards that vest based on a service condition, the share-based compensation expense is recognized on a straight-line basis over the requisite service period. For equity awards that contains both performance and service conditions, the Company recognizes share-based compensation expense ratably over the requisite service period when the achievement of a performance-based milestone is probable based on the relative satisfaction of the performance condition as of the reporting date. The Company uses the fair value of its ordinary shares to determine the fair value of restricted share awards. The Company accounts for forfeitures as they occur. Since its inception, the Company has only issued restricted share awards.

The grant date fair value of restricted share awards is calculated based on the grant date fair value of the underlying ordinary shares. The Company calculates the fair value of the ordinary shares in accordance with the guidelines in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). The Company’s valuations of ordinary shares were prepared using a market approach, based on precedent transactions in the shares, to estimate the Company’s total equity value using either an option-pricing backsolve method (“OPM”) or a probability-weighted expected return method (“PWERM”), which used a combination of market approaches and an income approach to estimate the Company’s enterprise value, or a hybrid method, which employs the concepts of the OPM and the PWERM merged into a single framework.

The OPM backsolve method derives an equity value such that the value indicated for ordinary shares is consistent with the investment price, and it provides an allocation of this equity value to each of the Company’s securities. The OPM treats the various classes of ordinary shares as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, each class of ordinary shares has value only if the funds available for distribution to shareholders exceeded the value of the share liquidation preferences of the class or classes of ordinary shares with senior preferences at the time of the liquidity event. Key inputs into the OPM backsolve calculation include the valuation of forward contracts, expected time to liquidity and volatility. A reasonable discount for lack of marketability is applied to the total equity value to arrive at an estimate of the total fair value of equity on a non-marketable basis.

The PWERM is a scenario-based methodology that estimates the fair value of ordinary shares based upon an analysis of future values for the Company, assuming various outcomes. The ordinary share values are based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of ordinary shares. The future value of the ordinary shares under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the ordinary shares. The hybrid method is a PWERM where the equity value in one of the scenarios is calculated using an OPM.

Tranche Obligations

The fair values of the tranche obligations are based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The tranche obligations are valued as a forward contract, and the values are determined using a probability-weighted present value calculation. In determining the fair values of the tranche obligations, the inputs impacting fair value included the fair value of the Company’s ordinary shares, risk-free interest rates and the probability and estimated timing of the tranche closings. The Company determines the per share fair value of the underlying ordinary shares using the OPM, which considers the ordinary share price paid by investors, the time to liquidity and volatility. In the OPM, the timing of the liquidity event determines the assumed life in the Black-Scholes calculation. The Company estimates a time to liquidity taking into account the future tranche funding. If the future tranche is not expected to be funded, a liquidity event will be assumed to have occurred. If the tranche is expected to be funded, a longer-term liquidity event is assumed to have occurred. Volatility is estimated based on the daily trading histories of comparable public companies. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve.

Foreign Currency Translation

The Company maintains its financial statements in the functional currency pounds sterling. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods. The Company recorded foreign exchange losses of $58,000 and $36,000 for the years ended December 31, 2015 and 2016, respectively, and $6,000 for the six months ended June 30, 2016 (unaudited). The Company recorded a foreign exchange gain of $43,000 for the six months ended June 30, 2017 (unaudited). Foreign exchange gains and losses are included in general and administrative expenses in the consolidated statement of operations and comprehensive loss.

For financial reporting purposes, the financial statements of the Company, which are prepared using the functional currency of pounds sterling, have been translated into the U.S. dollar. Assets and liabilities are translated at the exchange rates at the balance sheet dates, revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated based on historical exchange rates. Translation adjustments are not included in determining net income (loss) but are included in foreign exchange adjustment to other comprehensive loss, a component of shareholders’ equity.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company’s tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered in the future to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes by recognizing in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed the amount of benefit to recognize in the consolidated financial statements. The amount of benefits that may be used as the largest amounts that has a greater than 50% likelihood of be realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties. Research and development tax credits received from HM Revenue & Customs are recognized as offsets to research and development expenses.

Comprehensive Loss

The Company follows the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 220, Comprehensive Income, which establishes standards for the reporting and display of comprehensive income and its components. Comprehensive loss is defined to include all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company recorded losses related to foreign currency translation as of December 31, 2015 and 2016 and June 30, 2017 (unaudited).

Net Loss per Share

Basic and diluted net loss per ordinary share is determined by dividing net loss by the weighted average number of ordinary shares outstanding during the period. For all periods presented, the outstanding shares of unvested restricted shares have been excluded from the calculation because its effect would be anti-dilutive. Therefore, the weighted average shares outstanding used to calculate both basic and diluted loss per share are the same.

The following potentially dilutive securities have been excluded from the calculation of diluted net loss per share due to their anti-dilutive effect at December 31, 2015 and 2016 and June 30, 2017 (unaudited):

	DECEMBER 31, 2015	DECEMBER 31, 2016	JUNE 30, 2017
			(unaudited)
Unvested restricted shares	1,289,773	2,605,863	3,054,354

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”) and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. The Company may take advantage of these exemptions until the Company is no longer an emerging growth company. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. The Company has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. The Company may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of its initial public offering or such earlier time that it is no longer an emerging growth company. The Company would cease to be an emerging growth company if it has more than $1.07 billion in annual revenue, has more than $700 million in market value of its stock held by non-affiliates (and it has been a public company for at least 12 months, and has filed one annual report on Form 20-F), or it issues more than $1 billion of non-convertible debt securities over a three-year period.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which modifies how all entities recognize revenue, and consolidates into one ASC (ASC Topic 606, Revenue from Contracts with Customers) the current guidance found in ASC Topic 605, and various other revenue accounting standards for specialized transactions and industries. ASU 2014-09 outlines a comprehensive five-step revenue recognition model based on the principle that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 may be applied using either a full retrospective approach, under which all years included in the financial statements will be presented under the revised guidance, or a modified retrospective approach, under which financial statements will be prepared under the revised guidance for the year of adoption, but not for prior years. Under the latter method, entities will recognize a cumulative catch-up adjustment to the opening balance of retained earnings at the effective date for contracts that still require performance by the entity at the date of adoption.

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date (ASU 2015-14), which defers the effective date of ASU 2014-09 by one year. ASU 2014-09 is now effective for public entities for annual reporting periods beginning after December 15, 2017, including interim periods within those annual reporting periods. For non-public entities, the guidance is effective for annual periods beginning after December 15, 2018. To date, the Company has not had any arrangements that are within the scope of ASU 2014-09, or its predecessor, ASC Topic 605. The Company will adopt ASU 2014-09 in the period during which they have an arrangement that is in the scope of ASU 2014-09.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (ASU 2016-02), which requires a lessee to recognize most leases on the balance sheet but recognize expenses on the income statement in a manner similar to current practice. The update states that a lessee will recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying assets for the lease term. Leases will continue to be classified as either financing or operating, with classification affecting the recognition, measurement, and presentation of expenses and cash flows arising from a lease. For public entities, the new standard is effective for interim and annual periods beginning on or after January 1, 2019, with early adoption permitted. The Company is currently evaluating the impact that the adoption of ASU 2016-02 will have on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Clarifying the Definition of a Business (“ASU 2017-01”). ASU 2017-01 clarified the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions of assets or businesses. The guidance is effective for interim and annual periods beginning after December 31, 2017, and early adoption is permitted. The Company is still evaluating the impact that adoption of this standard would have on its consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (“Topic 740”): Intra-Entity Transfer of Assets Other than Inventory (“ASU 2016-16”), which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. The standard is effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of ASU 2016-16 will have on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (“Topic 718”): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). The new standard involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. The new standard will be effective for the Company on January 1, 2017 with early adoption permitted. The Company has elected to early adopt ASU 2016-09 on January 1, 2015 and has reflected the adoption in its consolidated financial statements. The adoption of ASU 2016-09 did not have a material impact on the Company’s consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”), which requires deferred tax liabilities and assets to be classified as noncurrent in the consolidated balance sheet. ASU 2015-17 is required to be adopted for annual periods beginning after December 15, 2016, including interim periods within those fiscal years. The amendment may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company elected to early adopt this guidance on January 1, 2015 and classified all previously recognized deferred tax assets and liabilities as noncurrent. The adoption of ASU 2015-17 did not have a material impact on the Company’s consolidated financial statements as the Company recorded a full valuation allowance on deferred tax assets at January 1, 2015.

3. Fair Value of Financial Assets and Liabilities

The Company’s tranche obligation liability (see Note 7) is measured at fair value on a recurring basis and is classified as Level 3 in the fair value hierarchy.

The following table provides a summary of the changes in fair value of the tranche obligation liability measured at fair value on a recurring basis using significant unobservable inputs during the year ended December 31, 2015 (in thousands):

TRANCHE OBLIGATIONS
Fair value at December 31, 2014	$3,883
Change in fair value of tranche obligations	4,333
Reclassification of tranche obligation liability to additional paid-in capital (see Note 7)	(8,216)

Balance at December 31, 2015	$—

The fair values of the tranche obligations (see Note 7) were based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The tranche obligations were valued as a forward contract, and the values were determined using a probability-weighted present value calculation. In determining the fair values of the tranche obligations, the inputs impacting fair value included the fair value of the Company’s Class A ordinary shares, risk-free interest rates and the probability and estimated timing of the tranche closings. The Company determined the per share fair value of the underlying ordinary shares using an option-pricing model (“OPM”), which considers the Class A ordinary share price paid by investors, the time to liquidity and volatility. In the OPM, the timing of the liquidity event determines the assumed life in the Black-Scholes calculation. The Company estimated a time to liquidity taking into account the future tranche funding. If the future tranche was not funded, a liquidity event was assumed to have occurred. If the tranche was funded, a longer-term liquidity event was assumed to have occurred. Volatility was estimated based on the daily trading histories of comparable public companies. The risk-free interest rate was determined by reference to the U.S. Treasury yield curve. Significant changes to the probability or expected timing of the tranche closings, or the fair value of the Company’s Class A ordinary shares, would have resulted in a significant change in the fair value measurement.

In November 2015, the tranche obligations were amended and met the requirements to be recorded in equity (see Note 7). Therefore, the Company remeasured the tranche obligation liability to fair value in November 2015, which resulted in an increase in fair value of $4.3 million that was recorded in other expense in the consolidated statement of operations and comprehensive loss. The final valuation of the tranche obligation liability was calculated by separately valuing the portion that was settled and the obligation that remained outstanding. For the portion settled in November 2015, the valuation was calculated as the difference between the price per share paid by investors to settle the portion of the tranche obligation liability (£1.00) and the fair value of the Class A ordinary shares on that date (£1.44), multiplied by the 2.5 million shares issued. For the remaining portion of the tranche obligation liability, the fair value was determined prior to reclassification to equity using an estimated tranche closing date of September 30, 2016, a risk-free rate of 0.42% and an 80% probability of tranche closing. Following the modification, the tranche obligations were considered indexed to the Company’s ordinary shares and met all additional criteria to be classified as equity. Subsequent to the remeasurement in November 2015, the tranche obligation liability was reclassified to additional paid-in capital.

4. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	DECEMBER 31, 2015	DECEMBER 31, 2016	JUNE 30, 2017
			(unaudited)
Prepayments	$332	$877	$1,037
Research and development tax credit	2,450	2,811	4,362
Value-added tax receivable	322	327	395
Deferred issuance costs	—	—	674
Other	39	95	47

Total prepaid expenses and other current assets	$3,143	$4,110	$6,515

5. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	DECEMBER 31, 2015	DECEMBER 31, 2016	JUNE 30, 2017
			(unaudited)
Lab equipment	$207	$212	$267
Office equipment	87	311	340
Less: accumulated depreciation	(41)	(160)	(265)

Total property and equipment, net	$253	$363	$342

Depreciation expense was $40,000 and $138,000 for the years ended December 31, 2015 and 2016, respectively and $51,000 and $95,000 for the six months ended June 30, 2016 and 2017 (unaudited), respectively.

6. Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	DECEMBER 31, 2015	DECEMBER 31, 2016	JUNE 30, 2017
			(unaudited)
Research and development activities	$1,201	$3,692	$4,786
Compensation and benefits	406	376	456
Professional fees	211	129	1,250
Other	135	125	199

Total accrued expenses	$1,953	$4,322	$6,691

7. Ordinary Shares

As of December 31, 2015 and 2016 and June 30, 2017 (unaudited), NightstaRx’s Articles of Association, as amended and restated, authorized the Company to issue 50,000,000 Class A ordinary shares, 5,000,000 Class B ordinary shares, 5,000,000 Class C ordinary shares, 5,000,000 Class D ordinary shares, 5,000,000 Class E ordinary shares and 5,000,000 Class F ordinary shares. The ordinary shares were originally authorized to be issued by NightstaRx with a nominal value of £0.00001. Subsequent to the corporate reorganization, the Company’s ordinary shares have a nominal value of £0.01.

Each ordinary share entitles the holder to vote on all matters submitted to a vote of the Company’s shareholders. Ordinary shareholders are entitled to receive dividends, as may be declared by the board of directors (“board”). A holder may elect to receive non-cash (shares or other assets) dividends. As of June 30, 2017 (unaudited), the Company has not declared any dividends. In each of these aspects, each class of ordinary shares ranks equally.

In the event of a distribution of assets on liquidation or a return of capital, the surplus remaining after payment of the Company’s liabilities is to be applied first in paying to each holder of Class A ordinary shares an amount per share held equal to £1.00; second in paying to each holder of Class A, B and C ordinary shares an amount per share held equal to £0.40; third in paying to each holder of Class A, B, C and D ordinary shares an amount per share equal to £0.67366; fourth in paying to each holder of Class A, B, C, D and E ordinary shares an amount per share to the difference between $4.01648 per share and £2.07366 (calculated based on the exchange rate in effect as of the date of determination); and fifth in paying to each holder of Class A, B, C, D, E and F ordinary shares and remaining amounts on a pro rata basis. Any deferred shareholders would be paid at an aggregate price of £1.00 for all deferred shares held.

The Company had the following number of ordinary shares issued and outstanding at December 31, 2015 and 2016 and June 30, 2017 (unaudited):

	DECEMBER 31, 2015	DECEMBER 31, 2016	JUNE 30, 2017
			(unaudited)
Class A ordinary shares	15,725,139	22,330,242	41,604,394
Class B ordinary shares	138,596	138,596	138,596
Class C ordinary shares	699,282	699,282	699,282
Class D ordinary shares	746,935	746,935	699,802
Class E1 ordinary shares	—	669,020	969,520
Class E2 ordinary shares	—	394,500	481,500
Class E3 ordinary shares	—	288,500	464,500
Class E4 ordinary shares	—	288,500	375,500
Deferred shares	305,984	315,984	363,116

Total ordinary shares	17,615,936	25,871,559	45,796,210

2013 Financing and 2014 Amendment

In November 2013, in connection with the execution of a subscription agreement (the “2013 Agreement”), the Company issued 1,000,000 Class A ordinary shares for total proceeds of $1.6 million and incurred issuance costs of $22,000. The 2013 Agreement authorized the future issuance of several tranches of Class A ordinary shares upon the Company meeting prespecified milestones. The 2013 Agreement was amended and restated in May 2014 (as so amended, the “Amended 2013 Agreement”). The Amended 2013 Agreement included a modification to the previous milestones. The Company committed to issuing 6,000,000 Class A ordinary shares at a purchase price of £1.00 per share after the completion of both (i) a clinical plan that the Company’s Clinical Advisory Board and Syncona Partners LLP, Syncona Limited and their affiliates (collectively, “Syncona”) agreed would represent a registration package in Europe and the United States and (ii) a manufacturing plan that the Clinical Advisory Board and Syncona agreed would meet European Medicines Agency (“EMA”) and Food and Drug Administration (“FDA”) standards for a registration product and would be sufficiently scalable to adequately supply the worldwide patient population (“Tranche 2A”). These Tranche 2A milestones were achieved, and the Company issued 6,000,000 Class A ordinary shares in May 2014 for gross proceeds of $10.1 million.

Additionally, the Company committed to the issuance of 1,000,000 Class A ordinary shares at a purchase price of £1.00 per share upon presentation by the Company of a plan for a ten-patient study that Syncona determined would enhance the Company’s competitive position or strengthen the clinical plan (“Tranche 2B”). This Tranche 2B milestone was achieved, and the Company issued 1,000,000 Class A ordinary shares in June 2015 for gross proceeds of $1.6 million.

Lastly, the Company committed to issuing additional shares upon the completion of both (i) one or more patient studies that enrolled more than 15 patients, or such lesser amount may be agreed, with a one-year efficacy read-out that the investor determined justified the initiation of a pivotal trial and (ii) release of NSR-REP1 that the investor determined met the standard of commercial Good Manufacturing Practice (“cGMP”) as determined by the FDA and EMA (“Tranche 3A”). Further, shares could be issued in a final tranche upon the completion of a material event in the business plan for the Company for the period from completion of the Tranche 3A milestones until 12 months after the Company receives approval for NSR-REP1 in the United States (“Tranche 3B”). The Class A ordinary shares to be issued under Tranche 3A and Tranche 3B were based on a formula which capped the issuance at 9,000,000 shares. The purchase price per share was initially £1.00 per share, but could be adjusted to £1.40 if the Company achieved approval for NSR- REP1 in either the United States or the European Union prior to completion of Tranche 3A, or if the Company’s net cash position was greater than the budgeted operating expense for the following six-month period. The Tranche 3A and 3B milestones were not achieved at the time of the November 2015 financing. The Company’s obligation to issue shares under the Amended 2013 Agreement was modified by the November 2015 financing discussed below.

2015 Financing

In November 2015, the Company entered into a subscription and shareholders agreement (the “2015 Agreement”), which provided for the issuance of several tranches of Class A ordinary shares. Tranche 1 did not have any prespecified milestones. Shares for Tranche 1 were issued concurrently with the execution of the 2015 Agreement and resulted in the issuance of 5,225,139 Class A ordinary shares for total proceeds of $12.5 million, and the Company incurred issuance costs of $139,000. The 2015 Agreement modified the prespecified milestone criteria for Tranche 3A and Tranche 3B of the Amended 2013 Agreement such that investors who had the right to purchase shares under Tranche 3A and Tranche 3B were allowed to purchase 2,500,000 shares issued in Tranche 1 and 6,500,000 shares to be issued in Tranche 2 discussed below. Subsequent to the modification of Tranche 3A and Tranche 3B milestones in November 2015, the number of Class A ordinary shares and the purchase price for these modified milestones became fixed. The Company committed to issuing 9,225,139 shares at the commencement of a pivotal trial approved by the board for CHM (“Tranche 2”), of which the 6,500,000 shares included from Tranche 3A and Tranche 3B were offered at a price of £1.00 per share and the remainder for £2.07366 per share. Additionally, the Company committed to issuing 2,725,139 Class A ordinary shares after the first patient was treated in a clinical trial, approved by the board, for a second program (“Tranche 3”) for £2.07366 per share. Lastly, the Company committed to issuing 2,725,139 ordinary shares after the first patient was treated in a clinical trial, approved by the board for a third program (“Tranche 4”) for £2.07366 per share. The Tranche 2, 3 and 4 milestones were not achieved as of December 31, 2015 or 2016.

Under the 2015 Agreement, the investors could purchase shares prior to the satisfaction of Tranche 2 through Tranche 4 milestones. The investors exercised this right in September 2016, and the Company issued 6,605,103 shares of Class A ordinary shares for gross proceeds of $11.3 million. This issuance was in partial satisfaction of the shares to be issued upon the satisfaction of the Tranche 2 milestone, but the exercise of this right in September 2016 did not modify the preset milestone criteria for Tranche 2.

March and June 2017 Financings

In March 2017, the Company entered into a subscription and shareholders’ agreement, (the “March 2017 Agreement”), whereby certain shareholders elected to subscribe for an aggregate of 8,070,314 Class A ordinary shares as follows: 1,846,071 Class A ordinary shares at a price of £1.00 per share and 6,224,243 Class A ordinary shares at a price of £2.0737 per share. The Company issued all 8,070,314 Class A ordinary shares pursuant to the March 2017 Agreement on June 27, 2017 for gross proceeds of $18.8 million, and the Company incurred issuance costs of $50,000. The shares were issued to satisfy all of the outstanding tranche obligations, discussed below in this note under “Tranche Obligation Liability.” The March 2017 Agreement was terminated in June 2017.

In June 2017, the Company entered into a subscription and shareholders’ agreement, (the “June 2017 Agreement”), pursuant to which the Company issued an aggregate of 11,203,837 Class A ordinary shares at a price of $4.01648 per share for gross proceeds of $45.0 million, and the Company incurred issuance costs of $295,000. The June 2017 Agreement will terminate at the time of, and subject to, the Company’s corporate reorganization.

Tranche Obligation Liability

The Company assessed the obligations to issue additional shares as part of the Amended 2013 Agreement and as part of the 2015 Agreement (collectively, the “Tranche Obligations”). The Company concluded that such obligations were freestanding financial instruments that were required to be separately recorded at fair value on the date the financing agreements were executed. With the exception of the shares that were to be issued upon satisfaction of the Tranche 3A and 3B milestones, contemplated by the Amended 2013 Agreement, all other Tranche Obligations were considered indexed to the Company’s ordinary shares, met all additional criteria in order to be classified as equity and were recorded to additional paid-in capital at an amount based on the relative fair value of the Tranche Obligations and Class A ordinary shares upon issuance. The obligations to issue shares upon satisfaction of the Tranche 3A and 3B milestones were not considered indexed to the Company’s ordinary shares due to variability of the settlement amount and was required to be recorded as a liability. This liability was estimated to have a fair value of $4.2 million upon issuance in May 2014 and was subsequently remeasured to its fair value of $3.9 million on December 31, 2014, with the decrease in fair value during the year recorded in other expense in the consolidated statement of operations and comprehensive loss. As discussed above, the 2015 Agreement modified the Tranche 3A and 3B milestones. Therefore, the Company remeasured the Tranche 3A and 3B milestone liabilities to fair value in November 2015, which resulted in an increase in fair value of $4.3 million that was recorded in other expense in the consolidated statement of operations and comprehensive loss. All outstanding Tranche Obligations following the modification of the 2015 Agreement were considered indexed to the Company’s ordinary shares and met all additional criteria to be classified as equity and, subsequent to the remeasurement in November 2015, the Tranche Obligations liability was reclassified to additional paid-in capital.

At December 31, 2016, the remaining outstanding Tranche Obligations and their respective prespecified milestone criteria are as follows:

TRANCHE	NUMBER OF SHARES	PRICE PER SHARE	MILESTONE
2	1,846,070	£1.00	Commencement of a pivotal trial for CHM
2	773,966	£2.07366	Commencement of a pivotal trial for CHM
3	2,725,139	£2.07366	First patient treated in a clinical trial for a second program
4	2,725,139	£2.07366	First patient treated in a clinical trial for a third program

The Company issued shares in June 2017 to satisfy the outstanding Tranche Obligations and accordingly, there were no Tranche Obligations outstanding as of June 30, 2017 (unaudited).

In addition to the issuance of Class A ordinary shares, the Company has issued Class B, C, D, E and F shares to certain employees as employee incentive awards (see Note 8).

8. Share-Based Compensation

Employee Incentive Shares

The 2013 Agreement and the 2015 Agreement each provided for the grant of employee incentive awards in the form of restricted ordinary shares. At December 31, 2016, the Company was authorized to issue up to the following as employee incentive shares: (i) 138,596 Class B ordinary shares, (ii) 692,282 Class C ordinary shares, (iii) 1,049,374 Class D ordinary shares and (iv) 2,887,103 Class E ordinary shares. Under the 2015 Agreement, the total shares available for issuance as employee incentive shares could not exceed 12.5% of the fully diluted share capital of the Company, in addition to the issuance of up to: (i) 41,435 Class B ordinary shares, (ii) 69,059 Class C ordinary shares and (iii) 2,363 Class D ordinary shares. As of December 31, 2016, 1,246,583 Class E ordinary shares were available for future grant as employee incentive shares.

The granted employee incentive shares typically vested over a four-year service period with 25% of the award vesting on the first anniversary of the vesting commencement date, with the balance vesting monthly over the remaining three years, unless the awards contain specific performance vesting provisions. For employee incentive shares issued that have both a performance vesting condition and a services condition (“Performance Awards”), once the performance criteria is achieved, the awards are then subject to a four-year service vesting with 25% of the award vesting on the first anniversary of the performance condition being achieved, with the balance vesting monthly over the remaining three years.

The Company recognizes compensation expense for equity awards based on the grant date fair value of the award. For equity awards that vest based on a service condition, the share-based compensation expense is recognized on a straight-line basis over the requisite service period. For Performance Awards, the Company recognizes share-based compensation expense ratably over the requisite service period when the achievement of a performance-based milestone is probable based on the relative satisfaction of the performance condition as of the reporting date.

The unvested restricted shares subject to repurchase are not considered outstanding shares until the holders perform the requisite services or the holder is no longer an employee of the Company. Unvested restricted shares are considered deferred shares and all deferred shares can be repurchased by the Company for payment of £0.01 to the holder of the deferred shares.

A summary of the changes in the Company’s restricted shares during the year ended December 31, 2016 and the six months ended June 30, 2017 (unaudited) is as follows:

	NUMBER OF RESTRICTED SHARES	WEIGHTED AVERAGE GRANT DATE FAIR VALUE
Outstanding at December 31, 2014	1,190,129	$0.40
Granted	382,524	0.24
Vested	(282,880)	0.51
Forfeited	—	—

Outstanding at December 31, 2015	1,289,773	0.3
Granted	1,650,520	0.9
Vested	(324,430)	0.64
Forfeited	(10,000)	0.90

Outstanding at December 31, 2016	2,605,863	0.65
Granted	650,500	1.40
Vested	(154,877)	0.63
Forfeited	(47,133)	0.90

Outstanding at June 30, 2017 (unaudited)	3,054,354	0.82

During the year ended December 31, 2015, the Company granted an aggregate of 382,524 restricted employee incentive shares to its employees and directors, of which (i) 29,105 restricted employee incentive shares were Class C ordinary shares and contained only time-based service conditions and (ii) 353,419 restricted employee incentive shares were Class D ordinary shares and contained both performance and service based conditions. These 2015 performance-based restricted employee incentive shares begin to vest upon the Company achieving specific research and development milestones, which were linked to the Company commencing a pivotal trial for CHM (see Note 7). The Company determined that achievement of the Tranche 2 milestones related to the 2015 performance-based restricted employee incentive shares was probable as of December 31, 2015 and 2016 and June 30, 2017 (unaudited) and accordingly, recorded share compensation expense of $11,000 and $13,000 for the years ended December 31, 2015 and 2016, respectively, and $7,000 and $3,000 for the six months ended June 30, 2016 and 2017 (unaudited), respectively.

During the year ended December 31, 2016, the Company granted 1,650,520 restricted employee incentive shares to its employees and directors. The restricted employee incentive shares were issued in four different classes of the Company’s Class E ordinary shares. For the restricted shares granted in 2016, (i) 679,020 restricted shares were the Company’s Class E1 ordinary shares and contained only time-based service conditions shares and (ii) 394,500, 288,500 and 288,500 shares were the Company’s Class E2, Class E3 and Class E4 ordinary shares, respectively, and contained both performance and service based conditions.

These 2016 performance-based restricted employee incentive shares begin to vest upon the Company achieving specific research and development milestones. The milestones of the Class E2 ordinary shares were linked to the Company commencing a pivotal trial for CHM (see Note 7). The milestones of the Class E3 ordinary shares were linked to treatment of the first patient in a clinical trial for a second program (see Note 7). The milestones of the Class E4 ordinary shares were linked to treatment of the first patient in a clinical trial for a third program (see Note 7).

The Company determined that achievement of all milestones related to the 2016 performance-based restricted employee incentive shares were probable as of December 31, 2016 and June 30, 2017 and recorded share-based compensation expense of $106,000 during the year ended December 31, 2016. For the six months ended June 30, 2016 and 2017 (unaudited), the Company recorded share-based compensation expense related to these shares of $0 and $153,000, respectively.

During the six months ended June 30, 2017 (unaudited), the Company granted 650,500 restricted employee incentive shares to its employees and directors. The restricted employee incentive shares were issued in four different classes of the Company’s Class E ordinary shares. For the restricted shares granted in 2017, (i) 300,500 restricted shares were the Company’s Class E1 ordinary shares and contained only service-based vesting conditions and (ii) 87,000, 176,000 and 87,000 shares were the Company’s Class E2, Class E3 and Class E4 ordinary shares, respectively, which contained both performance- and service-based conditions. The Company determined that the achievement of the performance-based conditions related to the 2017 performance-based restricted employee incentive shares was probable as of June 30, 2017 (unaudited). The Company recorded share-based compensation expense of $36,000 during the six months ended June 30, 2017 (unaudited) for the 2017 performance- and service-based restricted shares.

In June 2017, in conjunction with the June 2017 Agreement, the Company accelerated the vesting commencement dates of the Class D, Class E2, Class E3 and Class E4 ordinary shares. The vesting commencement dates are the later of the grant date or May 1, 2015, June 6, 2017, April 4, 2017 and June 6, 2017 for the Class D, Class E2, Class E3 and Class E4 ordinary shares, respectively. The Company will amortize the unvested shares and recognize share-based compensation expense over the new accelerated vesting periods.

The Company recorded share-based compensation expense of $112,000 and $208,000 during the years ended December 31, 2015 and 2016, respectively, and $53,000 and $235,000 for the six months ended June 30, 2016 and 2017 (unaudited). As of December 31, 2015 and 2016 and June 30, 2017 (unaudited), there was $391,000, $1.7 million and $2.2 million of unrecognized compensation cost related to unvested restricted employee incentive shares outstanding, which is expected to be recognized over weighted-average periods of 4.0 years, 4.4 years and 3.9 years, respectively.

Share-based compensation expense recorded as research and development and general and administrative expenses is as follows (in thousands):

	DECEMBER 31, 2015	DECEMBER 31, 2016	JUNE 30, 2017
			(unaudited)
Research and development	$81	$152	$142
General and administrative	31	56	93

Total share-based compensation	$112	$208	$235

In July 2017, the Company issued 165,000 Class F ordinary shares to two employees at the nominal value of £0.00001 per share.

In August 2017, the Company issued 1,689,780 Class F ordinary shares, consisting of (i) 1,414,787 Class F ordinary shares to five employees at the nominal value of £0.00001 per share, including 607,541 Class F ordinary shares to the Company’s Chief Executive Officer, 597,000 Class F ordinary shares to the Company’s Chief Development Officer, 99,994 Class F ordinary shares to the Company’s Chief Scientific Officer and 95,598 Class F ordinary shares to the Company’s Chief Financial Officer; and (ii) 274,993 Class F ordinary shares to three members of the Company’s board of directors at the nominal value of £0.00001 per share.

Subsequent to the corporate reorganization, the Company’s ordinary shares have a nominal value of £0.01.

9. License Agreements

Oxford University Innovation Limited Licenses

In November 2013, the Company entered an exclusive license agreement (the “2013 Oxford Agreement”) with Oxford University Innovation (“Oxford”), formerly Isis Innovation Limited, to obtain a license to certain patent rights for the commercial development, manufacture, distribution, use and sale of products and processes resulting from the development of those patent rights. The Company is using the licensed patent rights to develop NSR-REP1 for CHM.

As part of the consideration for this license, the Company paid upfront fees of $78,000 and past patent cost of $68,000. The 2013 Oxford Agreement requires the Company to remit fees upon the Company or any sub-licensee meeting certain milestones, as well as up to an aggregate of £375,000 upon the achievement of specified milestones and a low single-digit percentage of net of sales upon the Company achieving regulatory approval, subject to quarterly minimums. In addition, the Company agreed to pay a mid single-digit percentage of all upfront fees, milestone and other one-off payments received by the Company.

In November 2015, the Company entered into five separate exclusive license agreements (the “2015 Oxford Agreements”) with Oxford to obtain a license to certain patent rights for the commercial development, manufacture, distribution, use and sale of gene therapy products targeting five different types of inherited retinal diseases, including NSR-RPGR and NSR-BEST1, and processes resulting from the development of those patent rights.

As part of the consideration for these licenses, the Company paid upfront fees of $575,000 in the aggregate. The Company also paid past patent costs of $2,000 related to the licenses for RPGR. In addition, the Company agreed to pay Oxford annual maintenance fees for all five licenses until the formal application for regulatory approval of the product is filed, as well as upon the achievement of specified development and commercial milestones and a fee income royalty, which is calculated as a single-digit percentage of all upfront fees, milestone and other one-off payments received by the Company. The Company is also required to pay royalty payments, subject to quarterly minimums, based on a single digit percentage of net sales. In connection with the licenses, Oxford was required to transfer certain manufactured license products as well as all manufacturing documentation. The annual maintenance fee for all five licenses is £50,000 for the year ending December 31, 2017 and will increase to £100,000 through 2025 and beyond.

In the event that the Company commits a material breach, has a petition presented for winding up of the business or passes a resolution for voluntary winding up or challenges the licensed patent rights of Oxford, Oxford can terminate the applicable agreement. The Company has the right to terminate the 2013 Oxford Agreement and 2015 Oxford Agreements if Oxford commits a material breach and at any time after the second anniversary of the applicable agreement. The 2013 Oxford Agreement and 2015 Oxford Agreements expire on the twentieth anniversary of the applicable effective date or each license will expire upon the Company’s written election when for twelve consecutive months none of these items exist: the licensed patents continue to be in force or subsisting in another country, the Company has market exclusivity throughout the world, the Company has market exclusivity throughout any region or the Company has market exclusivity in any country. The Company can sublicense its rights under the 2013 Oxford Agreement and 2015 Oxford Agreements.

The Company recorded research and development expenses of $577,000 and $0 for the years ended December 31, 2015 and 2016, respectively, and no expense for the six months ended June 30, 2016 and 2017 (unaudited) in connection with the 2015 Oxford Agreements. There were no payments made for the years ended December 31, 2015 and 2016 and for the six months ended June 30, 2016 and 2017 (unaudited) related to the 2013 Oxford Agreement.

Oxford BioMedica License

In December 2013, the Company entered into a non-exclusive license agreement (the “BioMedica License Agreement”) with Oxford BioMedica (UK) Limited (“Oxford BioMedica”) to obtain a license to certain patent rights for the commercial development, manufacture, distribution, use and sale of products and processes resulting from the development of those patent rights.

As part of the consideration for this license, the Company paid upfront fees of $100,000. In addition, the Company is also required to pay quarterly royalty payments based on net sales at a low-single digit percentage. The BioMedica License Agreement also requires the Company to make a $100,000 milestone payment upon the grant by the FDA of marketing approval for an AAV product for the treatment of CHM. The Company is allowed to sublicense its rights under the agreement, if this occurs the Company is required to pay an upfront sublicense fee and royalty payments equal to a low-to-mid single-digit amount quarterly as a percentage of sublicense revenue.

In the event that the Company commits a material breach, challenges the validity of the licensed patent rights, becomes insolvent or if an order is passed or resolution is passed for the winding up of the Company or if an administrator, administrative receiver or receiver is appointed over the Company’s assets, Oxford BioMedica can terminate the BioMedica License Agreement. The Company can terminate the BioMedica License Agreement at any time and if Oxford BioMedica commits a material breach or becomes insolvent or if an order is passed or resolution is passed for the winding up of Oxford BioMedica or if an administrator, administrative receiver or receiver is appointed over Oxford BioMedica’s assets. The BioMedica License Agreement will expire on the expiration date of the related patent.

The Company has not recorded any research and development expense for the years ended December 31, 2015 and 2016, and the six months ended June 30, 2016 and 2017 (unaudited) respectively, in connection with the BioMedica License Agreement as the Company have not met any milestones and incurred net sales, which would require the Company to remit payments.

10. Income Taxes

The components of loss before taxes for the years ended December 31, 2015 and 2016 are as follows (in thousands):

	DECEMBER 31, 2015	DECEMBER 31, 2016
U.K.	$(13,648)	$(12,202)
U.S.	—	(4)

Loss before taxes	$(13,648)	$(12,198)

The Company did not record any income tax provision for the years ended December 31, 2015 and 2016.

A reconciliation of income tax expense (benefit) at the statutory corporate income tax rate to the income tax expense (benefit) at the Company’s effective income tax rate is as follows (in thousands):

	DECEMBER 31, 2015	DECEMBER 31, 2016
Tax (benefit) at statutory corporate rate	$(2,764)	$(2,439)
Research and development expense	800	835
Valuation allowance	806	1,122
Tranche obligation liability	780	—
Change in tax law	356	437
Other	22	45

Income tax expense (benefit)	$—	$—

Net deferred tax assets (liabilities) recognized in the Company’s consolidated balance sheet consist of the following (in thousands):

	DECEMBER 31, 2015	DECEMBER 31, 2016
Deferred tax assets:
Net operating loss carryforwards	$1,273	$2,109
Intangibles amortization	28	19
Other	15	7

Total deferred tax assets	1,316	2,135
Deferred tax liabilities:
Depreciation and amortization	(45)	(51)

Total deferred tax liabilities	(45)	(51)
Less: valuation allowance	(1,271)	(2,084)

Net deferred tax asset (liability)	$—	$—

As a company that carries out extensive research and development activities, the Company benefits from the U.K. research and development tax credit regime for small and medium-sized companies, whereby the Company is able to surrender the trading losses that arise from our qualifying research and development activities for a payable tax credit of up to 33.35% of eligible research and development expenditures. Qualifying expenditures largely comprise employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects. Certain subcontracted qualifying research expenditures are eligible for a cash rebate of up to 21.67%. The majority of the Company’s pipeline research, preclinical studies and clinical trials, management and manufacturing development activities are eligible for inclusion within these tax credit cash rebate claims. The Company has recorded U.K. research and development tax credit as an offset to research and development expense in the consolidated statements of operations and comprehensive loss of $2.2 million and $2.5 million for the years ended December 31, 2015 and 2016, respectively.

The Company has evaluated the positive and negative evidence bearing on its ability to realize the deferred tax assets. Management has considered the Company’s history of cumulative net losses incurred since inception and its lack of commercialization of any products or generation of any revenue from product sales since inception and has concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the net deferred tax assets of December 31, 2015 and 2016. Management reevaluates the positive and negative evidence at each reporting period.

As of December 31, 2015 and 2016, the Company had $7.1 million and $12.4 million, respectively, of gross U.K. net operating loss carryforwards, which do not expire.

The Company has not recorded any amounts for unrecognized tax benefits as of December 31, 2015 and 2016. The Company files income tax returns in the United Kingdom, United States and certain states and local jurisdictions. The income tax returns are generally subject to tax examinations for the tax years ended December 31, 2013 through December 31, 2016. There are currently no pending income tax return examinations.

11. Commitments and Contingencies

License Agreements

The Company has entered into several license agreements (see Note 9). In connection with these agreements the Company is required to make a number of milestone payments and annual license maintenance payments. The Company evaluated all milestone payments within the arrangements to estimate the probability of the Company meeting the milestones in accordance with ASC 450, Contingencies. The Company concluded that, as of December 31, 2016 and June 30, 2017 (unaudited), there were certain milestones for which the likelihood of achievement was probable, and as a result the associated milestone payments were accrued as of December 31, 2016 and June 30, 2017 (unaudited).

Legal Proceedings

From time to time, the Company may be a party to litigation or subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, the Company currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on its business. Regardless of the outcome, litigation can have an adverse impact on the company because of defense and settlement costs, diversion of management resources and other factors. The Company was not a party to any litigation and did not have contingency reserves established for any liabilities as of December 31, 2015 and 2016 and June 30, 2017 (unaudited).

Leases

The Company’s corporate headquarters is located on Euston Road, London, United Kingdom, for which, as of December 31, 2015 and 2016, the Company leased space under a cancelable lease that can be terminated by either party with three months’ advanced notice. The lease was executed with The Wellcome Trust, which is the prior holding company of Syncona. Syncona is the principal investor in the Company. The lease related to this facility is classified as an operating lease.

The Company entered into a noncancelable sublease on January 10, 2017 for a facility in Lexington, Massachusetts with GeNO LLC for its U.S. operations. The lease related to the facility commenced on February 1, 2017 and is scheduled to terminate in June 2020. The lease is classified as an operating lease. The Company is committed to making aggregate lease payments of $251,000 for the period from 2017 through 2019 and $39,000 in 2020.

The Company recorded rent expense totaling $106,000 and $138,000 for the years ended December 31, 2015 and 2016, respectively, and $59,000 and $96,000 for the six months ended June 30, 2016 and 2017 (unaudited), respectively.

Indemnification

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnification. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

In accordance with its Articles of Association, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving at the Company’s request in such capacity. There have been no claims to date, and the Company has director and officer insurance that may enable it to recover a portion of any amounts paid for future potential claims.

Credit Arrangement

The Company has a line of credit arrangement with a bank that allows the Company to submit payments up to £300,000 per month through the Bankers Automated Clearing Services (BACS) system. The arrangement does not require the Company to pay any interest or fees and will remain effective until terminated by either party. At December 31, 2016 and June 30, 2017 (unaudited), there were no amounts outstanding under the arrangement.

12. Related Party Transactions

Syncona

The Company receives accounting and professional services from its principal investor, Syncona from time to time as needed. The Company recorded accounting and professional fees totaling $52,000 and $23,000 for the years ended December 31, 2015 and 2016, respectively, and $21,000 and $0 for the six months ended June 30, 2016 and 2017 (unaudited), respectively. As of December 31, 2015, the Company had $14,000 outstanding to Syncona. The Company had no outstanding payables as of December 31, 2016 and June 30, 2017 (unaudited).

University of Oxford and Related Entities

The Company, under various service agreements, receives research and development services from the University of Oxford and its subsidiaries. The University of Oxford is a shareholder of the Company. The Company recorded research and development expenses totaling $871,000 and $376,000 for the years ended December 31, 2015 and 2016, respectively, and $132,000 and $262,000 for the six months ended June 30, 2016 and 2017 (unaudited), respectively. As of December 31, 2015 and 2016 and June 30, 2017 (unaudited), there was $77,000, $248,000 and $64,000, respectively, included in accrued expenses.

Freeline Therapeutics

Freeline Therapeutics is a majority-owned portfolio company of Syncona, and provided certain ancillary research and development services to the Company through a consulting contract in 2016. The Company recorded research and development expenses totaling $30,000 for the year ended December 31, 2016, and $12,200 and $9,600 for the six months ended June 30, 2016 and 2017 (unaudited), respectively. The Company did not incur any similar expenses in 2015. As of December 31, 2016, the Company had $11,000 outstanding to Freeline Therapeutics. The Company had no outstanding payables as of December 31, 2015 and June 30, 2017 (unaudited).

The Wellcome Trust

The Company has a lease agreement with The Wellcome Trust, the prior holding company of Syncona (see Note 11). As part of that arrangement, the Company is billed for certain office costs in addition to the leased space. The Company recorded general and administrative expenses totaling $182,000 and $152,000 for the years ended December 31, 2015 and 2016, respectively, and $67,000 and $84,000 for the six months ended June 30, 2016 and 2017 (unaudited), respectively. As of December 31, 2015 and 2016 and June 30, 2017 (unaudited), there was $57,000, $44,000 and $80,000, respectively, included in accrued expenses.

MacLaren Agreement

In November 2013 and as amended in 2016, the Company entered into a consulting agreement with Oxford University Innovation Ltd. (“Consulting Agreement”), for consulting services of Prof. Robert MacLaren, a member of the Company’s board of directors. Under the terms of the Consulting Agreement, Prof. MacLaren is to provide the Company with advice and expertise in relation to regulatory submissions, prepare for and attend meetings of the Company’s clinical advisory board, prepare for and attend regulatory meetings, provide scientific and medical advice in relation to the preparation of medical education materials and provide consulting services to the Company’s chief medical officer. Under the terms of the Consulting Agreement, the Company agreed to pay consulting fees for Prof. MacLaren’s services subject to a minimum annual fee of $89,000. The Company has further agreed to pay an annual bonus in respect of Prof. MacLaren’s services based on the Company’s performance as set forth in the Consulting Agreement. The Consulting Agreement terminates in November 2019, unless an extension is mutually agreed upon. Either party can terminate the Consulting Agreement without cause upon six months’ written notice to the other, or such shorter period as may be agreed between the Company and Oxford University Innovation Ltd. The Company can terminate the Consulting Agreement immediately by written notice and without compensation for cause, including where the services are provided negligently or otherwise not in accordance with the Consulting Agreement, or where either Prof. MacLaren or Oxford University Innovation Ltd. commits any material breach of the Consulting Agreement or commits any gross misconduct affecting the Company’s business. The Company recorded consulting fees totaling $99,000 and $150,000 for the years ended December 31, 2015 and 2016, respectively, and $72,000 and $58,000 for the six months ended June 30, 2016 and 2017 (unaudited), respectively, under the Consulting Agreement.

Management Rights Letter

In November 2015, in connection with the 2015 Agreement, the Company entered into a management rights letter with New Enterprise Associate 15, L.P. and NEA Ventures 2015, L.P. (collectively, “NEA”), which holds more than 5% of the Company’s share capital. Pursuant to the 2015 Agreement, NEA is entitled to consult and advise management on significant business issues.

13. Employee Benefit Plans

In the United Kingdom, the Company makes contributions to private defined benefit pension schemes on behalf of its employees. The Company paid $0.1 million and $0.2 million in contributions in the year ended December 31, 2015 and 2016, respectively, and $0.1 million for the six months ended June 30, 2016 and 2017 (unaudited).

In the United States, the Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all U.S. employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company does not currently match employee contributions and accordingly, no matching contributions were recorded for the years ended December 31, 2015 and 2016 and the six months ended June 30, 2017 (unaudited).

5,360,000 American Depositary Shares

Representing 5,360,000 Ordinary Shares

PRELIMINARY PROSPECTUS

                    , 2017

Jefferies

Leerink Partners

BMO Capital Markets

Wedbush PacGrow

Chardan

Through and including                 , 2017 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Subject to the U.K. Companies Act 2006, members of the registrant’s board of directors and its officers (excluding auditors) have the benefit of the following indemnification provisions in the registrant’s Articles of Association:

Current and former members of the registrant’s board of directors or officers shall be reimbursed for:

(i)	all costs, charges, losses, expenses and liabilities sustained or incurred in relation to his or her actual or purported execution of his or her duties in relation to the registrant, including any liability incurred in defending any criminal or civil proceedings; and

(ii)	expenses incurred or to be incurred in defending any criminal or civil proceedings, in an investigation by a regulatory authority or against a proposed action to be taken by a regulatory authority, or in connection with any application for relief under the statutes of the United Kingdom and any other statutes that concern and affect the registrant as a company, or collectively the Statutes, arising in relation to the registrant or an associated company, by virtue of the actual or purposed execution of the duties of his or her office or the exercise of his or her powers.

In the case of current or former members of the registrant’s board of directors, there shall be no entitlement to reimbursement as referred to above for (i) any liability incurred to the registrant or any associated company, (ii) the payment of a fine imposed in any criminal proceeding or a penalty imposed by a regulatory authority for non-compliance with any requirement of a regulatory nature, (iii) the defense of any criminal proceeding if the member of the registrant’s board of directors is convicted, (iv) the defense of any civil proceeding brought by the registrant or an associated company in which judgment is given against the director, and (v) any application for relief under the statutes of the United Kingdom and any other statutes that concern and affect the registrant as a company in which the court refuses to grant relief to the director.

In addition, members of the registrant’s board of directors and its officers who have received payment from the registrant under these indemnification provisions must repay the amount they received in accordance with the Statutes or in any other circumstances that the registrant may prescribe or where the registrant has reserved the right to require repayment.

The underwriting agreement the registrant will enter into in connection with the offering of ADSs being registered hereby provides that the underwriters will indemnify, under certain conditions, the registrant’s board of directors and its officers against certain liabilities arising in connection with this offering.

Item 7. Recent Sales of Unregistered Securities.

Set forth below is information regarding share capital issued by NightstaRx Limited since January 1, 2014. None of the below described transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Some of the transactions described below involved directors, officers and 5% shareholders and are more fully described under the section titled “Related Party Transactions.”

In July 2017, Nightstar Therapeutics Limited was incorporated in England and Wales with nominal assets and liabilities for the purposes of consummating a corporate reorganization by which it acquired the outstanding share capital of NightstaRx Limited, as more fully described in this registration statement under the section titled “Corporate Reorganization.” Following the share exchange by which the outstanding shares of NightstaRx Limited were exchanged for the same number and class of newly issued ordinary shares of Nightstar Therapeutics Limited, the nominal value of the ordinary shares was £0.01 per share.

1.	In May 2014, NightstaRx Limited issued an aggregate of 6,000,000 Class A ordinary shares to one investor at a price per share of $1.68, for aggregate proceeds of $10.1 million.

2.	In December 2014, NightstaRx Limited issued an aggregate of:

a.	20,790 Class B ordinary shares to three employees at the nominal value of £0.00001 per share;

b.	26,235 Class D ordinary shares to three employees at the nominal value of £0.00001 per share; and

c.	29,411 Class B ordinary shares, 252,142 Class C ordinary shares and 367,281 Class D ordinary shares to our Chief Executive Officer, in each case at the nominal value of £0.00001 per share.

3.	In March 2015, NightstaRx Limited issued an aggregate of:

a.	29,105 Class C ordinary shares to one employee at the nominal value of £0.00001 per share; and

b.	353,419 Class D ordinary shares to four employees at the nominal value of £0.00001 per share, including 2,363 Class D ordinary shares to our co-founder and a member of our board of directors.

4.	In June 2015, NightstaRx Limited issued an aggregate of 1,000,000 Class A ordinary shares to two investors at a price per share of $1.57, for aggregate subscription proceeds of $1.6 million.

5.	In November 2015, NightstaRx Limited issued an aggregate of 5,225,139 Class A ordinary shares to four investors and one employee at an average price per share of $2.40, for aggregate proceeds of $12.5 million, including 37,500 Class A ordinary shares issued to our Chief Executive Officer.

6.	In February 2016, NightstaRx Limited issued 100 Class E1 ordinary shares to our Chief Executive Officer at the nominal value of £0.00001 per share.

7.	In July 2016, NightstaRx Limited issued (i) 459,420 Class E1 ordinary shares to 15 employees at the nominal value of £0.00001 per share, including 180,000 shares to our Chief Executive Officer and 95,397 shares to a member of our board of directors; (ii) 286,000 Class E2 ordinary shares to 13 employees at the nominal value of £0.00001 per share, including 180,000 shares to our Chief Executive Officer; (iii) 180,000 Class E3 ordinary shares to our Chief Executive Officer at the nominal value of £0.00001 per share; and (iv) 180,000 Class E4 ordinary shares to our Chief Executive Officer at the nominal value of £0.00001 per share.

8.	In September 2016, NightstaRx Limited issued 6,605,103 Class A ordinary shares to three investors and one employee at an average price per share of $1.71, for aggregate proceeds of $11.3 million, including 26,854 Class A ordinary shares issued to our Chief Executive Officer.

9.	In September 2016, NightstaRx Limited issued 20,000 Class E1 ordinary shares to an employee at the nominal value of £0.00001 per share.

10.	In October 2016, NightstaRx Limited issued (i) 113,500 Class E1 ordinary shares to two employees at the nominal value of £0.00001 per share, including 108,500 shares to our Chief Scientific Officer; and (ii) 108,500 Class E2 ordinary shares, 108,500 Class E3 ordinary shares and 108,500 Class E4 ordinary shares, in each case at the nominal value of £0.00001 per share, to our Chief Scientific Officer.

11.	In November 2016, NightstaRx Limited issued 86,000 Class E1 ordinary shares to a member of our board of directors at the nominal value of £0.00001 per share.

12.	In March 2017, NightstaRx Limited issued 25,500 Class E1 ordinary shares to three employees at the nominal value of £0.00001 per share.

13.	In April 2017, NightstaRx Limited issued (i) 277,000 Class E1 ordinary shares to three employees at the nominal value of £0.00001 per share, including 87,000 Class E1 ordinary shares to our Chief Financial Officer and 173,000 Class E1 ordinary shares to a member of our board of directors; and (ii) 87,000 Class E2 ordinary shares, 87,000 Class E3 ordinary shares and 87,000 Class E4 ordinary shares to our Chief Financial Officer, in each case at the nominal value of £0.00001 per share.

14.	In May 2017, NightstaRx Limited issued 89,000 Class E3 ordinary shares to 14 employees at the nominal value of £0.00001 per share.

15.	In June 2017, NightstaRx Limited issued an aggregate of 19,274,151 Class A ordinary shares to a total of nine investors and one employee at an average price per share of $3.31, for aggregate proceeds of $63.8 million, including 85,646 Class A ordinary shares issued to our Chief Executive Officer.

16.	In July 2017, NightstaRx Limited issued 165,000 Class F ordinary shares to two employees at the nominal value of £0.00001 per share.

17.	In August 2017, NightstaRx Limited issued 1,689,780 Class F ordinary shares, consisting of (i) 1,414,787 Class F ordinary shares to five employees at the nominal value of £0.00001 per share, including 607,541 Class F ordinary shares to our Chief Executive Officer, 597,000 Class F ordinary shares to our Chief Development Officer, 99,994 Class F ordinary shares to our Chief Scientific Officer and 95,598 Class F ordinary shares to our Chief Financial Officer; and (ii) 274,993 Class F ordinary shares to three members of our board of directors at the nominal value of £0.00001 per share.

The offers, sales and issuances of the securities described above were exempt from registration either (i) under Section 4(a)(2) of the Securities Act in that the transactions did not involve any public offering, (ii) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation or (iii) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.

Item 8. Exhibits and Financial Statement Schedules

Exhibits

The exhibits to the registration statement are listed in the exhibit index attached hereto and are incorporated by reference herein.

Financial Statement Schedules

None. All schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the consolidated financial statements and notes thereto.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London, United Kingdom, on the 15th day of September, 2017.

NIGHTSTAR THERAPEUTICS PLC

By:	/s/ David Fellows
David Fellows
Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ David Fellows David Fellows	Chief Executive Officer and Director (Principal Executive Officer)	September 15, 2017

/s/ Senthil Sundaram Senthil Sundaram	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 15, 2017

* Chris Hollowood	Chairman of the Board of Directors	September 15, 2017

* David C. Lubner	Director	September 15, 2017

* Robert MacLaren	Director	September 15, 2017

* James McArthur	Director	September 15, 2017

* David M. Mott	Director	September 15, 2017

* Scott M. Whitcup	Director	September 15, 2017

Cogency Global Inc.

By:	/s/ Colleen A. De Vries Name: Colleen A. De Vries Title: Senior Vice President	Authorized Representative in the United States	September 15, 2017

*By:	/s/ David Fellows David Fellows Attorney-in-fact

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT

1.1	Form of Underwriting Agreement.

3.1	Form of Articles of Association of Nightstar Therapeutics plc.

4.1	Form of Deposit Agreement.

4.2	Form of American Depositary Receipt (included in exhibit 4.1).

5.1	Opinion of Cooley (UK) LLP.

10.1#	Nightstar Therapeutics plc 2017 Equity Incentive Plan.

10.2#	Non-Employee Sub Plan to the Nightstar Therapeutics plc 2017 Equity Incentive Plan.

10.3†**	License of Technology by and between NightstaRx Limited and Oxford University Innovation Limited (formerly Isis Innovation Limited), dated as of November 13, 2013, as amended, effective as of October 15, 2014.

10.4†	License of Technology by and between NightstaRx Limited and Oxford University Innovation Limited (formerly Isis Innovation Limited), dated November 5, 2015.

10.5†**	Non-Exclusive Patent License Agreement by and between NightstaRx Limited and Oxford BioMedica (UK) Limited, dated as of December 5, 2013.

10.6#	Amended and Restated Employment Agreement by and among Nightstar, Inc., Nightstar Therapeutics Limited and David Fellows, dated as of September 12, 2017.

10.7#	Form of Deed of Indemnity between the registrant and each of its officers and directors.

16.1**	Letter from Grant Thornton UK LLP to the U.S. Securities and Exchange Commission.

21.1	Subsidiaries of the registrant.

23.1	Consent of independent registered public accounting firm.

23.2	Consent of Cooley (UK) LLP (included in exhibit 5.1).

24.1**	Power of Attorney (included on signature page to this registration statement).

†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and have been filed separately with the U.S. Securities and Exchange Commission.
**	Previously filed.
#	Indicates a management contract or any compensatory plan, contract or arrangement.